Form 20-F
period 2021-12-31
Zhangmen Education Inc.
filed 2022-05-03
CIK 1838937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

For the transition period from                           to

Commission file number: 001-40455

Zhangmen Education Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

No.1666 North Sichuan Road, Hongkou District, Shanghai 200080

People’s Republic of China

(Address of principal executive offices)

Yi Zhang

Chief Executive Officer

Tel: +86-16628513671

E-mail: law@zhangmen.com

No.1666 North Sichuan Road, Hongkou District, Shanghai 200080

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents Seventy-two (72) Class A ordinary share, par value US$0.00001 per share	ZME	The New York Stock Exchange
Class A ordinary shares, par value US$0.00001 per share*	N/A	The New York Stock Exchange

*	Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,423,924,410 ordinary shares, comprised of 1,229,046,399 Class A ordinary shares, par value US$0.00001 per share, and 194,878,011 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐Accelerated Filer  ☐Non-accelerated Filer  ☒      Emerging Growth Company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐No ☐

i

Introduction

Except where the context otherwise requires and for the purpose of this annual report only:

“Academic AST Business” refers to after-school tutoring services for academic subjects included in China’s compulsory education system;

“ADRs” are to the American depositary receipts that may evidence the ADSs;

“ADSs” are to the American depositary shares, each of which represents 72 Class A ordinary shares;

“CAC” refers to the Cyberspace Administration of China;

“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00001 per share;

“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00001 per share;

“CSRC” refers to the China Securities Regulatory Commission;

“gross billings” for a specific period refer to the total amount of cash received for the sale of courses and course packages in such period, net of the total amount of refunds in such period;

“RMB” and “Renminbi” are to the legal currency of China;

“shares” or “ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.00001 per share;

“STEAM” are science, technology, engineering, arts, mathematics, and any subjects that fall under these five disciplines;

“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

“VIEs” are to variable interest entities, and “the VIEs” are to Shanghai Zhangda Education Technology Co., Ltd., Shenzhen Zhangmenren Education Consulting Co., Ltd. and Shanghai Zhangshi Education and Training Co., Ltd. (each of which, “the VIE”); and

“we,” “us,” “our company” and “our” are to Zhangmen Education Inc., our Cayman Islands holding company and its subsidiaries, and, unless the context requires otherwise, include the VIEs and their subsidiaries. As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between the VIEs, and the VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our direct and indirect owned subsidiaries and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts.

We terminated our Academic AST Business, as part of our efforts to fully comply with new PRC regulatory requirements adopted by the PRC government in the second half of 2021. As a result of such termination, we ceased to offer new Academic AST courses to students, while the delivery of Academic AST courses that were previously sold is expected to be completed in compliance with the relevant laws and regulations.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2021. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Forward-Looking Information

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information-3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•our mission, goals and strategies;

•our future business development, financial condition and results of operations;

•the success of operating initiatives, including new product and content development by us and our competitors;

•the expected growth of the online education industry in China;

•our expectations regarding the prospects of our business model and the demand for and market acceptance of our services;

•the availability of qualified personnel and the ability to retain such personnel;

•competition in our industry;

•the outbreak of COVID-19;

•relevant government policies and regulations relating to our industry and our ability to adapt our operations and business practices to the evolving PRC regulatory environment;

•general economic and business conditions globally and in China;

•other factors that may affect our financial condition, liquidity and results of operations; and

•other risk factors discussed under “Item 3. Key Information-3.D. Risk Factors.”

Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the markets in which we operate prove incorrect, our actual results may vary materially from those described as anticipated, estimated or expected in this annual report.

Forward-looking statements speak only as of the date they are made, and except to the extent required by applicable laws and regulations, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Contractual Arrangements and Corporate Structure

We are a company organized under the law of the Cayman Islands and currently conduct certain of our business in China through Shenzhen Zhangmenren, Shanghai Zhangshi, and Shanghai Zhangda (the “VIEs”), based on a series of contractual arrangements by and among Shanghai Zhangxue, the VIEs and their respective shareholders.

We conduct a significant portion of our businesses in China through Shanghai Zhangda, Shanghai Zhangshi and Shenzhen Zhangmenren. It is the VIEs that hold our key operating licenses, provide services to our customers, and enter into contracts with our suppliers. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Therefore, we have, through Shanghai Zhangxue, entered into a series of contractual arrangements, as amended and restated, with Shanghai Zhangda, Shanghai Zhangshi and Shenzhen Zhangmenren, as well as their respective shareholders. These contractual arrangements entered into with the VIEs allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the exclusive business cooperation agreement, equity interest pledge agreement, exclusive option agreement, powers of attorney, and spousal consent, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIEs and consolidate their operating results in our financial statements under U.S. GAAP.

We do not have any equity interests in the VIEs who are owned by certain nominee shareholders. As a result, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

Recent Regulatory Development Draft Cybersecurity Measures

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

Under the Revised Cybersecurity Review Measures, we face potential risks if we are deemed as a “critical information infrastructure operator” or “platform operator” under the PRC cybersecurity laws and regulations, and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

Potential CSRC Approval Required for the Listing of our ADSs

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

Moreover, on December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comments, which require, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after its application for overseas listing is submitted. As of the date of this annual report, the Draft Overseas Listing Regulations were released for public comments only and the final version and effective date of such regulations are subject to substantial uncertainty.

We cannot assure you that we will not be required to obtain the approval of the CSRC or of potentially other regulatory authorities to maintain the listing status of our ADSs on the NYSE or to conduct overseas securities offerings in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.

Material Licenses and Permits

Our PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for our operations in China, including, among others, the Value-Added Telecommunication Business Operating License, Internet Culture Operating License, Radio and Television Program Production Operating License, and Publication Operating License, excepts as disclosed in “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business and Industry-We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our business operations in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones could have a material adverse impact on our business, financial condition and results of operations.” and “Item 3. Key Information-3.D. Risk Factors-Risk Relating to Our Business and Industry-Significant uncertainties exist in relation to interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry, which may materially and adversely affect our business, financial condition and results of operations. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our business, financial condition, results of operations and prospect”. For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business and Industry.”

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. In 2019, 2020 and 2021, we did not make any loans to the VIEs. The VIEs fund their operations primarily using cash generated from operating and financing activities and interest-free advances from Zhangmen group companies.

The following diagram summarizes how funds were transferred among Zhangmen Education Inc., our subsidiaries, and the VIEs in 2020 and 2021.

As of December 31, 2021, Zhangmen Education Inc. had made cumulative capital contributions of RMB696.5 million (US$109.3 million) to our PRC subsidiaries through intermediate holding company, and were accounted as long-term investments of Zhangmen Education Inc. These funds have been used by our PRC subsidiaries for their operations. As of December 31, 2020, the net amount of interest-free advances and service fee charges due from the PRC subsidiaries to the VIEs under certain service agreements entered into during the ordinary course of business was RMB74.4 million. As of December 31, 2021, the net amount of interest-free advances and service fee charges due from the VIEs to the PRC subsidiaries was RMB1,493.9 million (US$234.4 million). Shanghai Zhangxue, our PRC subsidiary, maintained certain personnel to support the operations of the VIEs.

In 2019, 2020 and 2021, the PRC subsidiaries charged service fees including value added tax to the VIEs for the certain service provided, which amounted to RMB76.8 million, RMB417.5 million and RMB1,162.4 million (US$182.4 million), respectively. In 2019, 2020 and 2021, the settlement of such service fees by the VIEs to our PRC subsidiaries amounted to nil, RMB256.2 million and nil, respectively. As of December 31, 2020 and 2021, the outstanding balance of service fees payables from the VIEs to our PRC subsidiaries was RMB238.1 million and RMB1,400.5 million (US$219.8 million), respectively. As of December 31, 2020 and 2021, the outstanding balance of interest-free advances payables from the VIEs to our PRC subsidiaries was RMB54.9 million and RMB681.9 million (US$107.0 million), respectively. There were no other assets transferred between the VIEs and non-VIEs in 2019, 2020 and 2021.

As advised by our PRC legal advisor, for any amounts owed by the VIEs to our PRC subsidiary under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to Zhangmen Education Inc., only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in China-We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” Zhangmen Education Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. As of the date of this annual report, we do not have cash management policies in place that dictate how funds are transferred between Zhangmen Education Inc., our subsidiaries, the VIEs and the investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations discussed in this section. See “Item 8.-Financial Information-8.A. Consolidated Statements and Other Financial Information-Dividend Policy.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Taxation Scenario	100%
Tax on earnings at statutory rate of 25%	-25%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(2)	-7.5%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)

The tax calculation has been simplified for the purpose of this example. The hypothetical book pre-tax earnings amount, which does not consider timing differences, is assumed to equal the taxable income in the PRC.

(2)

China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiary under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiary, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities, we have other tax-planning strategies that can be deployed on a tax neutral basis.

Should all tax planning strategies fail, the VIEs could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiary for the amounts of the stranded cash in the VIEs. This would result in the double taxation of earnings: one at the VIEs level (for non-deductible expenses) and one at the PRC subsidiary level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax income to approximately 67.5% of the pre-tax income. Our management is of the view that the likelihood that this scenario would happen is remote.

Condensed Consolidating Schedule

The following tables present the condensed consolidating schedules depicting the financial position, results of operations and cash flows for the parent, the consolidated VIEs, the WFOEs and an aggregation of other entities, eliminating intercompany amounts and consolidated totals (in thousands of RMB) as of and for the years ended December 31, 2019, 2020 and 2021.

In these tables, “Parent” refers to Zhangmen Education Inc. (“Zhangmen”), the New York Stock Exchange listed company which is a Cayman exempted company. “VIEs” refers to Shanghai Zhangda Education Technology Co., Ltd. (“Zhangda”), Shanghai Zhangshi Education and Training Co., Ltd. (“Zhangshi”) and Shenzhen Zhangmenren Education Consultation Co., Ltd. (“Zhangmenren”) and its subsidiaries. “WFOEs” refers to Zhangmen’s wholly-owned Chinese subsidiaries, Shanghai Zhangneng Information Technology Co., Ltd.

(“Zhangneng”) and their subsidiaries. “Other subsidiary” refers to Global Online Education HK Limited (“GOE HK”), which is a Hong Kong company and a 100% subsidiary owned by Zhangmen Education Inc.

	For the Year Ended December 31, 2019
	Zhangmen	WFOEs	Other Subsidiary	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue (1)	-	72,440	-	2,668,735	(72,440)	2,668,735
Cost of revenue	-	(42,747)	(292)	(1,608,165)	-	(1,651,204)
Operating expenses (1)	(18,995)	(398,479)	(13)	(2,257,850)	72,440	(2,602,897)
Loss from operations	(18,995)	(368,786)	(305)	(1,197,280)	-	(1,585,366)
Interest income, net	37,257	13,396	-	19,677	-	70,330
Other income, net	-	1,062	-	11,635	-	12,697
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries (2)	(1,520,601)	-	-	-	1,520,601	-
Loss before provision for income tax	(1,502,339)	(354,328)	(305)	(1,165,968)	1,520,601	(1,502,339)
Income tax expenses	(1,700)	-	-	-	-	(1,700)
Net loss	(1,504,039)	(354,328)	(305)	(1,165,968)	1,520,601	(1,504,039)
Accretion of convertible redeemable preferred shares	(508,130)	-	-	-	-	(508,130)
Net loss available to ordinary shareholders of Zhangmen Education Inc.	(2,012,169)	(354,328)	(305)	(1,165,968)	1,520,601	(2,012,169)
	For the Year Ended December 31, 2020
	Zhangmen	WFOEs	Other Subsidiary	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue (1)	-	393,821	82	4,018,347	(393,821)	4,018,429
Cost of revenue	-	(39,876)	(1,022)	(2,163,068)	-	(2,203,966)
Operating expenses (1)	(27,974)	(1,002,372)	(790)	(2,465,434)	393,821	(3,102,749)
Loss from operations	(27,974)	(648,427)	(1,730)	(610,155)	-	(1,288,286)
Interest income, net	19,764	13,266	15,297	36,935	-	85,262
Other income, net	-	5,378	-	158,054	-	163,432
Fair value change of investments and derivatives	3,696	-	26,517	-	-	30,213
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries (2)	(1,004,949)	-	-	-	1,004,949	-
Loss before provision for income tax	(1,009,463)	(629,783)	40,084	(415,166)	1,004,949	(1,009,379)
Income tax expenses	(2,883)	-	(84)	-	-	(2,967)
Net loss	(1,012,346)	(629,783)	40,000	(415,166)	1,004,949	(1,012,346)
Deemed dividend	(101,795)	-	-	-	-	(101,795)
Accretion of convertible redeemable preferred shares	(837,856)	-	-	-	-	(837,856)
Net loss available to ordinary shareholders of Zhangmen Education Inc.	(1,951,997)	(629,783)	40,000	(415,166)	1,004,949	(1,951,997)

	For the Year Ended December 31, 2021
	Zhangmen	WFOEs	Other Subsidiary	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue (1)	-	1,096,466	34	4,404,332	(1,096,605)	4,404,227
Cost of revenue	-	(736,219)	(907)	(1,672,179)	-	(2,409,305)
Operating expenses (1)	(70,069)	(792,515)	(29,855)	(3,615,197)	1,096,605	(3,411,031)
Loss from operations	(70,069)	(432,268)	(30,728)	(883,044)	-	(1,416,109)
Interest income, net	3,016	21,443	10,836	38,945	-	74,240
Other income, net	(7,372)	14,322	(13,628)	96,419	-	89,741
Fair value change of investments and derivatives	5,205	-	69,803	-	-	75,008
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries (2)	(1,107,900)	-	-	-	1,107,900	-
Loss before provision for income tax	(1,177,120)	(396,503)	36,283	(747,680)	1,107,900	(1,177,120)
Income tax expenses	-	-	-	-	-	-
Net loss	(1,177,120)	(396,503)	36,283	(747,680)	1,107,900	(1,177,120)
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	(2,217,489)	-	-	-	-	(2,217,489)
Net loss available to ordinary shareholders of Zhangmen Education Inc.	(3,394,609)	(396,503)	36,283	(747,680)	1,107,900	(3,394,609)

Notes:

(1)	The eliminations are mainly related to the service fees charged by WFOEs to VIEs.
(2)	The eliminations are mainly related to the investment loss picked up from subsidiaries, VIEs and VIE’s subsidiaries.

The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2019
	Zhangmen	WFOEs	Other Subsidiary	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	645,914	295,085	244,561	487,531	-	1,673,091
Short-term investments	627,858	-	-	600,000	-	1,227,858
Amounts due from Zhangmen Group Companies (1)	-	131,679	3,569	82,714	(217,962)	-
Long-term investments	-	-	625,269	-	(625,269)	-
Other assets	1,630	40,039	-	393,584	-	435,253
Total assets	1,275,402	466,803	873,399	1,563,829	(843,231)	3,336,202
Amounts due to Zhangmen Group Companies (1)	-	86,283	-	131,679	(217,962)	-
Deferred revenue, current	-	-	-	1,803,488	-	1,803,488
Refund liabilities	-	-	-	395,124	-	395,124
Deficits of investments in subsidiaries and consolidated VIEs(2)	2,059,282	-	-	-	(2,059,282)	-
Deferred revenue, non-current	-	-	-	753,393	-	753,393
Other liabilities	17,051	159,117	-	1,008,960	-	1,185,128
Total liabilities	2,076,333	245,400	-	4,092,644	(2,277,244)	4,137,133
Total mezzanine equity and shareholders’ (deficit)/equity	(800,931)	221,403	873,399	(2,528,815)	1,434,013	(800,931)

	As of December 31, 2020
	Zhangmen	WFOEs	Other Subsidiary	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	962	7,528	32,174	680,798	-	721,462
Restricted cash	-	-	110,587	200	-	110,787
Short-term investments	2,109,629	100,000	688,271	820,000	-	3,717,900
Amounts due from Zhangmen Group Companies (1)	-	292,954	3,569	367,340	(663,863)	-
Long-term investments	-	250,000	625,269	-	(625,269)	250,000
Other assets	52	194,393	43,714	392,027	-	630,186
Total assets	2,110,643	844,875	1,503,584	2,260,365	(1,289,132)	5,430,335
Amounts due to Zhangmen Group Companies (1)	-	370,909	-	292,954	(663,863)	-
Deferred revenue, current	-	-	-	2,498,891	-	2,498,891
Refund liabilities	-	-	-	356,721	-	356,721
Deficits of investments in subsidiaries and consolidated VIEs(2)	2,313,126	-	-	-	(2,313,126)	-
Deferred revenue, non-current	-	-	-	1,091,117	-	1,091,117
Other liabilities	17,840	363,801	20,916	1,301,372	-	1,703,929
Total liabilities	2,330,966	734,710	20,916	5,541,055	(2,976,989)	5,650,658
Total mezzanine equity and shareholders’ (deficit)/equity	(220,323)	110,165	1,482,668	(3,280,690)	1,687,857	(220,323)

	As of December 31, 2021
	Zhangmen	WFOEs	Other Subsidiary	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	1,124	433,475	1,277,930	404,477	-	2,117,006
Restricted cash	-	3,561	-	17,380	-	20,941
Short-term investments	63,757	-	-	50,000	-	113,757
Amounts due from Zhangmen Group Companies (1)	-	2,082,352	517,210	588,783	(3,188,345)	-
Long-term investments	-	-	660,859	-	(660,859)	-
Other assets	553	68,362	648	205,789	-	275,352
Total assets	65,434	2,587,750	2,456,647	1,266,429	(3,849,204)	2,527,056
Amounts due to Zhangmen Group Companies (1)	4,213	1,101,495	-	2,082,637	(3,188,345)	-
Deferred revenue, current	-	-	-	1,332,047	-	1,332,047
Refund liabilities	-	-	-	950,497	-	950,497
Deficits of investments in subsidiaries and consolidated VIEs(2)	908,253	-	-	-	(908,253)	-
Other liabilities	-	174,632	2,776	914,136	-	1,091,544
Total liabilities	912,466	1,276,127	2,776	5,279,317	(4,096,598)	3,374,088
Total shareholders’ deficit	(847,032)	1,311,623	2,453,871	(4,012,888)	247,394	(847,032)

Notes:

(1)	The eliminations are mainly related to the unpaid balance of service fees between WFOEs and VIEs and other interest-free advances from/to the VIEs .
(2)	The eliminations are mainly related to the investments to subsidiaries and VIEs.

	For the Year Ended December 31,2019
	Zhangmen	WFOEs	Other Subsidiary	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash (used in)/generated from operating activities	(12,628)	(238,987)	(248,325)	575,004	-	75,064
Net cash (used in)/generated from investing activities(1)	(1,059,389)	146,199	-	(546,927)	431,531	(1,028,586)
Net cash generated from/ (used in) financing activities(1)	789,268	(71,739)	503,270	(1,087)	(431,531)	788,181
Effect of exchange rate changes	36,112	-	(10,622)	-	-	25,490
Net (decrease)/increase in cash and cash equivalents	(246,637)	(164,527)	244,323	26,990	-	(139,851)
Cash and cash equivalents at beginning of the year	892,551	459,612	238	460,541	-	1,812,942
Cash and cash equivalents at end of the year	645,914	295,085	244,561	487,531	-	1,673,091

	For the Year Ended December 31, 2020
	Zhangmen	WFOEs	Other Subsidiary	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash generated from/(used in) operating activities	744	(566,404)	311,690	598,255	-	344,285
Net cash (used in)/generated from investing activities(1)	(2,193,891)	(363,049)	(705,154)	(230,263)	698,128	(2,794,229)
Net cash generated from/ (used in) financing activities(1)	1,716,310	641,896	228,732	(174,525)	(698,128)	1,714,285
Effect of exchange rate changes	(168,115)	-	62,932	-	-	(105,183)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(644,952)	(287,557)	(101,800)	193,467	-	(840,842)
Cash, cash equivalents and restricted cash at beginning of the year	645,914	295,085	244,561	487,531	-	1,673,091
Cash, cash equivalents and restricted cash at end of the year	962	7,528	142,761	680,998	-	832,249

	For the Year Ended December 31, 2021
	Zhangmen	WFOEs	Other Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash (used in)/generated from operating activities	(72,690)	(443,974)	3,961	(2,586,042)	-	(3,098,745)
Net cash (used in)/generated from investing activities(1)	(478,881)	334,332	832,939	743,182	2,480,746	3,912,318
Net cash generated from/ (used in) financing activities(1)	560,842	539,150	345,903	1,583,719	(2,480,746)	548,868
Effect of exchange rate changes	(9,109)	-	(47,634)	-	-	(56,743)
Net increase/(decrease) in cash, cash equivalents and restricted cash	162	429,508	1,135,169	(259,141)	-	1,305,698
Cash, cash equivalents and restricted cash at the beginning of the year	962	7,528	142,761	680,998	-	832,249
Cash, cash equivalents and restricted cash at end of the year	1,124	437,036	1,277,930	421,857	-	2,137,947

Notes:

(1)	The eliminations are mainly related to working capital from Zhangmen to its subsidiaries and the VIEs.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

In the future, if and when we become profitable, Zhangmen Education Inc.’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Zhangmen Education Inc. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Zhangmen Education Inc. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information-10.E. Taxation.”

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued the HFCAA Determination report, according to which the PCAOB sets forth a list of PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong that the PCAOB is unable to inspect or investigate completely. As of the date of this annual report, our auditor is not on such list. Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Doing Business in China- The PCAOB is currently unable to inspect our former auditor in relation to their audit work performed for our financial statements for the fiscal years ended December 31, 2019 and 2020, which is included elsewhere in this annual report. Recent developments with respect to audits of China-based companies also create uncertainty about the ability of our current auditor to fully cooperate with the PCAOB’s inspection requests without the approval of the relevant PRC authorities.”

3.A.	[Reserved]
3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Zhangmen Education Inc. is a Cayman Islands holding company. It conducts its operations in China through its PRC subsidiaries and consolidated variable interest entities, or the VIEs. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Therefore, we have, through our subsidiary, entered into a series of contractual arrangements, as amended and restated, with the VIEs as well as their shareholders. This structure allows us to exercise effective control over the VIEs, and is designed to replicate substantially the same economic benefits as would be provided by direct ownership. The VIEs are owned by certain nominee shareholders, not us. All of these nominee shareholders are also beneficial owners of the Company. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” or “our,” refers to Zhangmen Education Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, our consolidated VIEs, “Shenzhen Zhangmenren” refers to Shenzhen Zhangmenren Education Consultation Co., Ltd., and “Shanghai Zhangshi” refers to Shanghai Zhangshi Education and Training Co., Ltd., and “Shanghai Zhangda” refers to “Shanghai Zhangda Education Technology Co., Ltd.” We refer to Shanghai Zhangxue Education Technology Co., Ltd (“Shanghai Zhangxue”) as the PRC subsidiary in the context of describing of its activities. We refer to Shenzhen Zhangmenren, Shanghai Zhangshi and Shanghai Zhangda as the VIEs in the context of describing its activities and contractual arrangements with us. The VIEs conduct operations in China, and the VIEs are consolidated for accounting purposes but are not entities in which we own equity, and our Company not conduct operations by ourselves.

Our corporate structure involves unique risks to investors in the ADSs. In 2019, 2020 and 2021, the amount of net revenues generated by the VIEs accounted for 100%, 100% and 100%, respectively, of our total net revenues. As of December 31, 2019, 2020 and 2021, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 44.4%, 34.9% and 26.8% of our consolidated total assets as of the same dates, respectively. Our contractual arrangements with the VIEs have not been tested in court. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of our business in China. See “Item 3. Key Information-3.D. Risk Factor-Risks Relating to Our Corporate Structure” for detailed discussion.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, as well as cybersecurity and data privacy. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.

Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Doing Business in China” and “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Corporate Structure.”

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•	The significant and ongoing changes in our business strategies and offerings may make it difficult to evaluate our future prospects.
•

Significant uncertainties exist in relation to interpretation and implementation of, or proposed changes to, PRC laws, regulations and policies regarding the private education industry, which may materially and adversely affect our business, financial condition and results of operations. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our business, financial condition, results of operations and prospect.

•	If we are not able to continue to attract students to purchase our courses and to increase the spending of our students, our business and prospects will be materially and adversely affected.
•

If we are unable to maintain consistent quality or timely develop our educational content in a cost-effective manner to make them appealing to existing and prospective students, our business and reputation may be materially and adversely affected.

•

Our business depends on the continued success of our brand, and if we fail to maintain and enhance the recognition of our brand, we may face difficulty attracting students to our online after-school tutoring service, and our reputation and operating results may be harmed.

•

We face significant competition, which could increase our customer acquisition cost, cause us to lose students to our competitors, lead to pricing pressure and loss of market shares, and significantly reduce our net revenues.

•

If we are not able to continue to recruit, train and retain a sufficient number of qualified teachers, our business, financial conditions and operating results may be materially and adversely affected.

•

Students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their academic performance or general dissatisfaction with our courses, which may adversely affect our business, financial condition, results of operation and reputation.

•

We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our business operations in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations performance. If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•	We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.
•	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
•	The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
•

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

•	Our current corporate structure and business operations may be affected by the Foreign Investment Law and its Implementation Rules.

Risks Relating to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

•

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

•

The PCAOB is currently unable to inspect our former auditor in relation to their audit work performed for our financial statements for the fiscal years ended December 31, 2019 and 2020, which is included elsewhere in this annual report. Recent developments with respect to audits of China-based companies also create uncertainty about the ability of our current auditor to fully cooperate with the PCAOB’s inspection requests without the approval of the relevant PRC authorities.

•

Trading in our ADSs may be prohibited and as a result our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditor. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter trading.

•	The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

•	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Risks Relating to Our Class A Ordinary Shares and Our ADSs

In addition to the risks described above, we are subject to risks relating to our Class A ordinary shares and our ADSs, including, but are not limited to, the following:

•	The trading price of our ADSs has been volatile and may continue to be volatile, regardless of our operating performance.

•

If our average total market capitalization falls below US$50 million for an extended period of time without an acceptable business plan by the NYSE, or falls below US$15 million over a 30 trading-day period, our ADSs may be delisted from the NYSE.

•

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

•

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

•	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Risks Relating to Our Business and Industry

The significant and ongoing changes in our business strategies and offerings may make it difficult to evaluate our future prospects.

We historically generated a significant portion of our revenue from after-school tutoring services for academic subjects included in China’s compulsory education system (the “Academic AST Business”). In 2021, the net revenues from our Academic AST Business accounted for 45.5% of our total revenues. In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we have terminated our Academic AST Business. As a result of such termination, we ceased to offer new Academic AST courses to students, while the delivery of Academic AST Business courses that were previously sold is expected to be completed in compliance with the relevant laws and regulations. We are also in the process of transitioning to a business strategy that will be focused more on the offering of STEAM courses and development of SaaS solutions and smart devices for students and educational institutions. As part of these efforts, we recently launched several new products and services, such as computer coding courses and education-centric SaaS solution, namely OutClass, which is aimed to empower educational institutions in China and overseas.

The changes in our business strategies and offerings may have some or all of the following unintended effects:

•	Some users, students, customers and business partners may not receive the changes in our business strategies and offerings in a positive manner and relationships with these parties may be jeopardized;
•	Our new products and services may not be accepted by our users as we expect;
•	Our new products and services may not attract users and customers or generate the revenue required to succeed;
•

The underlying assumptions and estimates about our new business and the new markets that we attempt to enter into may prove incorrect, which may cause our actual results of operations to fall short of our expectations;

•	To the extent we enter into new businesses, our previous operating history may be of limited use for investors to evaluate our future performance and prospects;
•

The development of new products and services could be costly and time-consuming and requires us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful;

•	Expenses will be incurred in the implementation of the new business strategies and the implementation process may distract us from achieving other fundamental business objectives; and

•

The changes in organizational structure that will be required to support the changes in our business strategies and offerings may lead to dissatisfaction among employees which could make it more difficult for us to retain key employees.

If we are unable to successfully address these risks and uncertainties, our business, financial condition and results of operations could be materially and adversely affected.

Significant uncertainties exist in relation to interpretation and implementation of, or proposed changes to, PRC laws, regulations and policies regarding the private education industry, which may materially and adversely affect our business, financial condition and results of operations. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our business, financial condition, results of operations and prospect.

The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently that had materially and adversely impacted businesses in such industry. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, sets out a series of operating requirements on after-school tutoring institutions, including, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit institutions, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students in grade ten to twelve; (ii) online after-school tutoring institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, franchise or variable interest entities; (v) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (vi) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (vii) fees charged for academic subjects tutoring in compulsory education will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity; (viii) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (ix) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; and (x) non-academic tutoring shall obtain approval from relevant government authorities. The Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. In February 2022, the MOE issued its 2022 Work Plan which provides that the supervision of AST institutions for students in grades ten to twelve shall be strictly carried out “with reference to” the relevant provisions as set forth in the Alleviating Burden Opinion. It remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulation Relating to Private Education-Regulation Relating to After-school Tutoring and Educational Apps” for more details.

To implement the Alleviating Burden Opinion, in September 2021, the Chinese Ministry of Education, or the MOE, published on its official website that the MOE, together with other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit organizations by the end of 2021 and a circular requiring all online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects to obtain the private school operating permit by the end of 2021, and all Academic AST Institutions and online after-school tutoring institutions shall, before completing such registration or obtaining such permit as applicable, suspend enrollment of students and charging fees. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulation Relating to Private Education-Regulation Relating to After-school Tutoring and Educational Apps” for more details.

Our business, financial condition, results of operations and prospect have been and will continue to be materially and adversely affected by the actions we have taken to date and consider taking to be in compliance with the Alleviating Burden Opinion and its implementation measures. We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and its implementation measures. Among other things, we have ceased enrollment of students and charging fees for tutoring services on academic subjects for students in China’s compulsory education, and we may take further actions regarding our tutoring services in the future where necessary to maintain our continued operations. In 2021, the net revenues from our Academic AST Business accounted for 45.5% of our total revenues. In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we have terminated our Academic AST Business. There can be no assurance that we will not be required to change or cease our online tutoring services on academic subjects for students in grade ten to twelve, which may further materially and adversely affect our results of operations. Due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations would be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion and its implementation measures, including without limitation requirements on pre-collection of fees, in a timely manner, or at all. It is also uncertain whether our services to preschool-age children would be deemed as tutoring and thus not permitted under the Alleviating Burden Opinion. We may become subject to fines or other penalties or be required to terminate certain operations, in which case our business, financial condition and results of operations could be materially and adversely affected further. In addition, we may incur material impairment and severance charges as well as other material costs and expenses resulting from tuition refunds, termination of leases, and other actions we take in light of the latest regulatory developments, which may have material adverse impact on our financial condition, results of operations and prospect.

The State Council promulgated the Amended Implementation Rules for the Private Education Law, or the Amended Implementation Rules, which became effective on September 1, 2021, which provides, among others, that a private school engaging in online education activities using internet technology shall obtain the relevant private school operating permit. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulation Relating to Private Education-The Law for Promoting Private Education and its Implementing Rules.” Further, the PRC government authorities have issued several regulations aiming to strength its regulation of after-school tutoring institutions, including without limitation the Opinion on the Regulation of the Development of After-school Training Institutions, the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, the Implementation Opinions on Regulating Online After-School Training, the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation) and  the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation). On April 2, 2022, the MOE jointly with SAMR and NDRC promulgated the Notice on Regulating Non-Academic After-school Training Institutions, which raises certain compliance requirements on non-academic after school tutoring institutions. On April 2, 2022, the Shanghai Municipal Education Commission, together with five other government authorities promulgated the Implementation Measures for the Establishment and Management of After-school Training Institutions in Shanghai effective from April 15, 2022, which raise certain compliance requirements on establishment and management of after-school tutoring institutions in Shanghai. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulation Relating to Private Education-Regulation Relating to After-school Tutoring and Educational Apps” for more details.

Certain aspects of our existing online course business may be deemed to not be in full compliance with the above-mentioned laws and regulations regarding online after school tutoring. The relevant governmental authorities have significant discretion in interpreting and implementing, and may from time to time conduct inspections on compliance with, such laws and regulations and their related local rules. We have been making and will continue to make efforts to comply with such regulations as well as requirement by relevant governmental authorities during such inspections. However, we cannot assure you that we will be able to comply with such regulations and requirements in a timely manner, or at all. If we fail to comply with these regulations and requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which may materially and adversely affect our business and results of operations.

In addition, it is uncertain whether and how the PRC government would promulgate additional laws, regulations and guidance regarding the online private education industry, including those promulgated to apply more stringent social and ethical standards in the education sector in general or with respect to non-academic tutoring services, and there is no assurance that we can comply with any such newly promulgated laws and regulations in a timely manner or at all. Failure to regain compliance may materially and adversely affect our business, financial condition and results of operations. For more details of the relevant laws and regulations, please refer to “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulation Relating to Private Education.”

If we are not able to continue to attract students to purchase our courses and to increase the spending of our students, our business and prospects will be materially and adversely affected.

After the termination of our Academic AST Business, we generate net revenues primarily from students paying for our online high school after-school tutoring courses and STEAM courses. Our ability to continue to attract students to purchase these courses and new courses we may offer in the future and to increase their spending are critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to recruit, train and retain high-quality teaching staff, continue to develop, adapt or enhance the quality of our course offerings to meet the evolving demands of our existing or prospective students, adapt our promotional activities to changes in market demand, comply with regulatory regime and practices, enhance our brand equity and awareness to a broader base of potential customers, and provide a more localized, personalized and effective learning experience to our students.

Our ability to retain existing students by delivering a satisfactory learning experience is also critical to the success of our business. We may not succeed in improving our students’ learning ability, attitude, efforts and time and resource commitments of each student. Students may feel dissatisfied with the quality of our educational content offerings and the teachers and student service staff they encounter during our courses or fail to perform up to expectation after attending our courses. In addition, our courses may not be able to satisfy all of our students’ requirements. Satisfaction with our courses may be affected by a number of factors, many of which may not relate to the quality or effectiveness of our course offerings. If students feel that we are not providing them the learning experience they have subscribed for, they may choose to withdraw from existing courses and seek refunds. In addition, the students who fail to improve their performance after attending our programs or have unsatisfactory learning experiences with us may also choose not to refer other students to us, which in turn may adversely affect the number of paid student enrollments.

All of these factors may contribute to reduced student engagement and increased challenges in attracting and enrolling prospective students. We must also manage our growth while maintaining consistent and high teaching quality, and respond effectively to competitive pressures. If we are unable to continue to attract and retain students to purchase our courses and to increase the spending of our students, our net revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain consistent quality or timely develop our educational content in a cost-effective manner to make them appealing to existing and prospective students, our business and reputation may be materially and adversely affected.

We have developed an intelligent educational content recommendation system that automatically generates bespoke course materials, which is empowered by our comprehensive content library and big data capabilities. Our educational content development team work closely with our teachers on developing, updating and improving our course materials to stay abreast of the latest educational trends in their respective subject areas. The adjustments, updates and expansions of our existing education content offerings, development of new course materials and bespoke course materials generated by our content recommendation system, may not be accepted by existing or prospective students. As we experience significant changes to our business model and educational content development due to recent adverse regulatory changes, we are in the process of adapting our faculty to hire teachers and employees with relevant experiences to execute our new strategies in educational content offerings. Even if we are able to develop acceptable new course materials, we may not be able to introduce them as quickly as students require or as quickly as our competitors introduce competing offerings. Furthermore, offering new courses materials or upgrading existing ones may require us to spend significant resources and make significant investments in educational content development. If we are unsuccessful in pursuing content development and upgrading opportunities due to the financial constraints, unable to attract product and content development personnel, or encounter other related challenges, our ability to attract and retain students and our business and reputation may be materially and adversely affected.

Our business depends on the continued success of our brand, and if we fail to maintain and enhance the recognition of our brand, we may face difficulty attracting students to our online after-school tutoring service, and our reputation and operating results may be harmed.

We believe that market awareness of our brand has contributed significantly to the success of our business. Maintaining and enhancing our brand is critical to our efforts to attract students. Our ability to maintain and enhance brand recognition and reputation depends primarily on the perceived effectiveness and quality of our services, as well as the success of our branding and marketing efforts. Failure to maintain and enhance our brand recognition, particularly amid adverse regulatory changes that significantly affected our business, could have a material and adverse effect on our business, operating results and financial condition. In recent years, we have devoted significant resources to our brand promotion efforts, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if our brand image is negatively impacted by any negative publicity relating to our company, courses or teachers, regardless of its veracity, we may not be able to attract students to our online after-school tutoring service successfully or efficiently, and our business and results of operations may be materially and adversely affected.

We face significant competition, which could increase our customer acquisition cost, cause us to lose students to our competitors, lead to pricing pressure and loss of market shares, and significantly reduce our net revenues.

The online education industry in China is competitive, and we expect competition in this sector to persist. We face competition in each part of our service offerings, such as online courses, from other online and offline educational service providers. Some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. In particular, for our online high school after-school tutoring courses, we compete with other education service providers across a range of factors, including, among others, high-quality content synchronized with local curriculum, textbook versions and academic assessment objectives, insights based on learning data and empowered by data analytics capabilities, application of a wide range of advanced technology in different educational scenarios, functions covering diversified educational scenarios and friendly user experience, effectiveness of customer services and sales and marketing efforts, and track record, trust and brand recognition. Our competitors may adopt similar curricula and marketing approaches, with different pricing and service packages that may have greater appeal than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their products and services and respond more quickly than we can to the changes in student preferences, testing materials, admission standards, market needs or new technologies. As a result, our course enrollment, particularly for online high school after-school tutoring courses, may decrease due to intense competition. If we reduce course fees or increase spending in response to competition in order to retain or attract students and high quality teaching staff, or pursue new market opportunities, our net revenues may decrease and our costs and expenses may increase as a result of such actions which may adversely affect our operating margins. If we are unable to successfully compete for students, maintain or increase our level of course fees, attract and retain competent teaching staff or other key personnel, maintain our competitiveness in terms of the quality of our education services in a cost-effective manner, we may lose our market share and our financial condition may be materially and adversely affected.

If we are not able to continue to recruit, train and retain a sufficient number of qualified teachers, our business, financial conditions and operating results may be materially and adversely affected.

Our teachers are critical to maintaining the quality of our course offerings, the learning experience of our students and our brand and reputation. We seek to recruit high-quality teachers with strong education background and teaching skills who have a strong command of the subject areas to be taught and meet our qualifications. As we mainly offer courses in online one-one-one or small-class format, we require a sufficient number of teachers to deliver our courses. The supply of teachers in China with the necessary experience and qualifications to teach our courses is limited, and we must provide competitive pay and offer attractive career development opportunities to attract and retain them. As we experience significant changes to our business model and educational content development due to recent adverse regulatory changes, we are in the process of adapting our faculty to hire teachers and employees with relevant experiences to execute our new strategies in educational content offerings. We cannot assure that we will be able to continue recruit and retain a sufficient number of quality teachers in the future, and if we fail to do so, our teaching quality may be adversely affected. Departure of quality teachers may also reduce the attractiveness of our course offerings and negatively impact our paid student enrollments. We need to also provide on-going training to our teachers, particularly our part-time teachers, to ensure that they stay abreast of changes in course materials, student demands and other changes and trends necessary to teach effectively. Furthermore, as we continue to develop new educational content, we may need to engage additional high-quality teachers with appropriate skill sets or backgrounds to deliver instructions effectively. We cannot guarantee that we will be able to effectively engage and train such teachers quickly, or at all. In addition, given other potentially more attractive opportunities for our high-quality teachers, over time some of them may choose to leave us. In response to the recent regulatory development, we have further optimized our teachers’ utilization and adjusted the faculty structure to strategically increase the proportion of part-time teachers. As a result, some of our full-time teachers have left us. In the event such teachers join our competitors, students may decide to follow such teachers and enroll in their courses offered through other online education companies, which may weaken our competitive position in the industry.

In addition, we engage third-party service providers through service agreements to help us recruit, train and manage teachers. If we are unable to enter into new agreements or extend existing agreements with such third-party service providers on terms and conditions acceptable to us and in compliance with PRC regulatory requirements, we may not be able to find alternative third-party service companies to provide similar services in a timely and reliable manner, or at all. Although we have not experienced major difficulties in engaging, training or retaining high-quality teachers in the past, we may not always be able to engage, train and retain a sufficient number of high-quality teachers to keep pace with our growth and our expansion into more comprehensive grade, subject matter and course material coverage, while maintaining consistent education quality. We may also face significant competition in engaging high-quality teachers from our competitors or from other opportunities that are perceived as more desirable. A shortage of high-quality teachers, a decrease in the quality of our teachers’ performance, whether actual or perceived, or a significant increase in the cost to engage or retain high-quality teachers would have a material adverse effect on our business, financial condition and results of operations.

Students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their academic performance or general dissatisfaction with our courses, which may adversely affect our business, financial condition, results of operation and reputation.

The success of our business depends in large part on our ability to retain our students by delivering a satisfactory learning experience and improving their academic performance. If students feel that we are not providing the experience they are seeking, they may choose to withdraw from existing courses and seek refunds. For example, our courses and teachers may fail to significantly improve a student’s academic performance. Student satisfaction with our programs may decline for a number of reasons, many of which may not reflect the effectiveness of our courses and teaching methods. A student’s learning experience may also suffer if his or her relationship with our teachers does not meet expectations. If a significant number of students fail to significantly improve their academic performance after taking our courses or if their learning experiences with us are unsatisfactory, they may not purchase additional courses from us or refer other students to us and our business, financial condition, results of operations and reputation would be adversely affected.

We adjusted the time slots to offer after-school tutoring courses in order to fully comply with the recent regulatory requirements. Since we are no longer allowed to provide tutoring services on academic subjects during national holidays, weekends and school breaks, certain of our students withdrew from existing courses and sought refunds from us.  Any refund payments that we were required to make to our students, as well as the expenses we incurred for processing refunds, could be substantial and could materially and adversely affect our business, financial condition and results of operations. A high volume of refunds may also generate negative publicity that could harm our reputation.

We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our business operations in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones could have a material adverse impact on our business, financial condition and results of operations.

As an online education service provider, we are required to obtain and maintain all necessary approvals, licenses or permits and make all necessary registration and filings applicable to our business operations in China, and we may be required to apply for and obtain additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated.

We may be deemed to provide certain services or conduct certain activities and thus be subject to certain licenses, approvals, permits, registrations and filings, or be required to expand the scope of the licenses so obtained by us, due to the lack of official interpretations of certain terms under internet related PRC regulations and laws.

For example, we print and provide physical education materials to our students. If the government authorities deem our printing and provision of physical education materials to students as “publication of books” under Administrative Regulations on Publishing, we may be required to engage qualified publishers to publish such physical education materials, failure of which may subject us to penalties, including orders to cease illegal activities, discontinuation of operations, correction order, condemnation, fines, civil and criminal liability. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulation Relating to Publishing.”

We offer our courses online where the live audio/video data are transmitted through the platforms between the specific recipients instantly. In addition, we also offer pre-recorded courses and certain other audio-video contents on our online platforms to our students. According to relevant PRC laws and regulations, no entities or individuals may provide internet audio-visual program services without a License for Online Transmission of Audio-Visual Programs (the “AVSP”) issued by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), or its local bureaus or completing the relevant registration procedures with SAPPRFT or its local bureaus. Currently only state-owned or state-controlled entities are eligible to apply for an AVSP. As of the date of this annual report, we do not hold an AVSP, and we have not been explicitly required by relevant government authorities to obtain the AVSP, or to complete filings as an internet live-streaming platform. However, there is possibility that the PRC government will change its view and find that our activities mentioned above or any other content offered by us fall within the definition of “internet audio-visual programs” and thus require us to obtain the AVSP. We are, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant services.

Furthermore, each of Shanghai Zhangda, the VIE, and Shanghai Zhangxiaomen, a subsidiary of the VIE, Shenzhen Zhangmenren, currently holds a Value-added Telecommunications Business Operating License for certain internet information service, or ICP License. However, we cannot assure you that the ICP Licenses held by the VIEs can be updated in a timely manner or at all with respect to business activities, websites and applications associated with our business operations because relevant laws and regulations are constantly evolving and can be subject to differing interpretations by PRC government authorities. In addition, the Amended Implementation Rules require that a private school engaging in online education activities using internet technology obtain the relevant private school operating permit. As of the date of this annual report, we have not obtained a private school operating permit, which may be required for our online education services. Failures to obtain or update such licenses and permits may subject us to fines, confiscation of relevant gains, suspend the operations of our online platforms and other liabilities. Last but not least, due to the ambiguity of the definition of “online publishing service,” and “internet live-streaming services”, the online distribution of content, including our course materials, and our internet education services may be regarded as an “online publishing service” or “internet live-streaming services” and therefore we may be required to obtain an Online Publishing License, or to complete filings as an internet live-streaming platform.

As of the date of this annual report, no fines or other penalties have been imposed on us for failure to obtain such additional licenses or permits, or to expand the scope of our existing licenses and permits. However, there can be no assurance that once required, we will be able to obtain or maintain all the required approvals, licenses, permits and complete or maintain all necessary filings, records, renewals, expansion of scope, and registrations on a timely basis for our online after-school tutoring service, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control and anticipation. In addition, there can also be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits. If we fail to obtain and maintain required permits, to expand scope of such permits obtained by us in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, records, renewals or registrations on a timely basis, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our students or other relevant parties, and our business, financial conditions and operational results may be materially and adversely affected.

We have a history of net losses and we may not achieve profitability in the future.

We had net losses of RMB1,504.0 million, RMB1,012.3 million and RMB1,177.1 million (US$184.7 million), respectively, in 2019, 2020 and 2021. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to generate sufficient revenues from our remaining and new service offerings after the termination of our Academic AST Business, and our ability to manage our costs and operating expenses as a percentage of our net revenues. Accordingly, we intend to continue to invest to attract new students, hire high-quality teachers and other personnel, and strengthen our educational content development and data analytics capabilities to enhance student experience, in cost-effective manners. As part of our business transition in order to adapt to the recent adverse regulatory changes to the online education industry in China, we recently launched several new products and services, such as computer coding courses and OutClass. These efforts may be more costly than we expect, and our net revenues may not increase sufficiently to offset the expenses. We may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating and net losses in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability. These factors, among others set out in this “Risk Factors” section, may negatively affect our ability to achieve profitability in the near term, if at all.

We may not be successful in our expansion of online high school after-school tutoring service or in our strategies to offer additional educational services such as STEAM courses.

After the termination of our Academic AST Business, we primarily offer tutoring courses covering high-school academic subjects and certain STEAM subjects. We also recently launched several new products and services, such as computer coding courses and SaaS solutions OutClass, as part of our business transition in order to adapt to the recent adverse regulatory changes to the online education industry in China. Expansions and upgrades to our existing products and courses may not be well received by our students and teachers, and newly introduced products and services may not achieve success as expected. Our lack of experience and track record with these new products and services may adversely affect our prospects and our ability to compete with the existing market players in any of these product and service categories. The development of new products, services and content could disrupt our ongoing business, disrupt our management’s attention, be costly and time-consuming and require us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful. We cannot assure you that any of such new products or services will achieve market acceptance or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts. In addition, given significant uncertainties associated with recent PRC regulatory developments in the private education industry, there is no guarantee that our high school and STEAM course offerings will not be subject to PRC regulatory restrictions that may potentially lead to the material modifications or termination of such high school and STEAM course offerings. If we are unsuccessful in our expansion of high school after-school tutoring products or in our development of additional educational services due to financial constraints, failure to attract qualified personnel, regulatory restrictions or other reasons, our business, financial condition and results of operations could be adversely affected.

We may not be able to maintain or increase our course fee levels.

After the termination of our Academic AST Business, our results of operations are primarily affected by the pricing of our remaining course offerings.  For many of these course offerings, we have a limited track record and experience in managing their fee levels in a highly competitive market. We determine our course fees primarily based on the demand for our course offerings, the cost of our operations, the course fees charged by our competitors, our pricing strategy to gain market share and general economic conditions in the PRC. We cannot guarantee that we will be able to maintain or increase our tuition levels in the future without adversely affecting the demand for our online course offerings.

If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant sales and marketing expenses. We incurred RMB2,171.9 million, RMB2,577.3 million and RMB2,596.2 million (US$407.4 million) in sales and marketing expenses in 2019, 2020 and 2021, respectively. Our sales activities may not be well received by students or customers, and may not result in the levels of sales that we anticipate and our trial lessons may not be attractive to our prospective students and customers. Furthermore, we may not be able to achieve the operational efficiency necessary to increase the revenues per sales and marketing staff. We also may not be able to retain or recruit experienced sales and marketing staff, or to efficiently train junior staff. Further, marketing and branding approaches and tools in the online education market in China are evolving, especially for mobile platforms. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and student preferences. Failure to refine our existing marketing and branding approaches or to introduce new marketing and branding approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our profitability.

Our advertising and promotional content may subject us to penalties and other administrative actions.

Under PRC advertising, pricing and anti-unfair competition laws and regulations, we are obligated to monitor our advertising and promotional content to ensure that such content is true, accurate, not misleading and in full compliance with applicable laws and regulations. For example, the PRC Pricing Law provides that an operator is prohibited from using false or misleading pricing methods to induce consumers or other operators to enter into transactions with it. The PRC Anti-Unfair Competition Law prohibits business operators from making false or misleading commercial promotions regarding its performance, functions, quality, sales, user feedback or accolades, to defraud or mislead customers. In addition, education or training advertisements are further prohibited from containing content such as guarantees that a candidate will pass the related examination or regarding the effect of education or training, recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image. Further, the Alleviating Burden Opinion provides that no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of relevant income, orders to cease dissemination of the inappropriate advertisements and promotions, and orders to publish an announcement correcting the misleading information. We have implemented internal review and employee training procedures to ensure the appropriateness of our advertising and promotional content. However, there is no guarantee that such measures would always be effective in preventing potential violations, particularly in light of the evolving laws and regulations and the increased regulatory scrutiny in recent periods. For example, historically we had been subject to fines imposed by relevant governmental authority for making misleading advertisements and promotions (including with respect to certain inappropriate advertisements concerning the enrollment, faculty, content, effectiveness and pricing of our courses) and had been ordered to remove such advertisements and promotions. In circumstances involving serious violations by us, PRC government authorities may force us to terminate our advertising and promotional operations or revoke our licenses. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulation Relating to Advertising, Pricing and Promotion.”

Relevant PRC regulatory authorities have significant discretion in interpreting and implementing the PRC Advertising Law, PRC Pricing Law, the PRC Anti-Unfair Competition Law and the related rules and regulations. While we have made more efforts to ensure that our advertisements are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in our advertisements and promotions is true and accurate as required by, and complies in all aspects with, such laws and regulations. We also cannot assure you that we can rectify content that is deemed in violation of such laws and regulations, in a timely manner, or at all, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of such laws and regulations, we may be subject to penalties and our reputation may be harmed, which may result in a material adverse impact on our business, financial condition, results of operations and prospects.

Tuition refunds or potential refund disputes may negatively affect our cash flows, financial condition, and reputation.

We generally offer refunds for the remaining classes in a course to students who withdraw from such course, subject to certain conditions in the service contract between us and each of our students. We offer full refunds in certain circumstances. For example, for Zhangmen One-on-One and Zhangmen Kids, if students withdraw from a course before the start of the fourth classes and within 7 days upon enrollment, they are offered a full, unconditional refund after deducting certain management fees. For Zhangmen Small Class, if students withdraw from a course before the start of the third classes upon enrollment, they are also offered a full, unconditional refund.

The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation to, any change or development in applicable PRC laws and regulations, dissatisfaction with our teaching quality and our educational content offerings, a perceived decline in our teaching quality due to the departure of popular teachers, privacy concerns relating to our services and negative publicity regarding us or online education in general. Any refund payments that we may be required to make to our students, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our business operations and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation.

In addition, we have incurred and may continue to incur material impairment and severance charges as well as other material costs and expenses resulting from tuition refunds and other actions we take in light of the latest regulatory developments, which may have material adverse impact on our financial condition, results of operations and prospect.

If our AI programs or proprietary data analytics algorithms, especially those related to localized and real-time educational content generation, are flawed or ineffective, our business and reputation could be harmed.

We rely on our proprietary data analytics algorithms to analyze student practice exercises and academic assessment results data and based thereon to generate personalized and localized recommended quiz questions for students and teachers to aid in their learning and teaching, respectively, and to continually develop and improve the educational content offered in our online after-school tutoring courses. Although we have invested substantially in the development and continued improvement of our algorithms, we cannot assure you that our algorithms do not and will not carry any flaw or defect that could compromise our data analysis results. Particularly, some of these flaws or defects may not become evident until the algorithm is put to actual usage or after its continued failure to accurately generate on-point personalized or localized study question recommendations. Even if the algorithm is properly designed, its performance may be affected by the quality and volume of student learning performance data we aggregated. We also expect to experience significant growth in the amount of data we need to process as we continue to develop our business and grow our student base. As the amount of data and variables we process increases, the calculations that our algorithms must process become increasingly complex and the likelihood of any defect or error increases. In addition, a significant component of our online courses is powered by our AI programs, which address complex challenges such as autoscoring, practice exercise review and monitor of in-class interactions. We may incur significant expenses to remediate any defects in our AI programs or data analytics algorithms, or may not be able to correct them at all. Although we have not experienced any material defects to date, we cannot assure you that our AI programs and algorithms are flawless. If any incidents of material defects took place, our student and teacher experiences with our products and courses would be significantly harmed, and they may lose confidence and trust in our products and courses. As a result, we may incur significant reputational damage and market share loss.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.

We believe that our patents, copyrights, trademarks and other intellectual property are essential to our success. We have devoted considerable time and energy to the development and improvement of our websites, mobile apps, our system infrastructure and our course materials.

We rely primarily on patents, copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Furthermore, our pending intellectual property right applications may be rejected. Our trade secrets may become known or be independently discovered by our competitors. Third parties may pirate our educational content and course materials developed in-house and may infringe upon or misappropriate our other intellectual property. Infringement upon or the misappropriation of, our proprietary technologies or other intellectual property could have a material adverse effect on our business, financial condition or results of operations. Although we have taken measures to monitoring and policing the unauthorized use of our copyrighted course materials, policing the unauthorized use of intellectual property rights can be difficult and expensive. For example, even though the contracts we entered into with our teachers specify that we shall have sole ownership over intellectual properties relating to our course content, we and our teachers may be deemed to have joint ownership over intellectual properties relating to our course content. Our teachers may continue to use these content in our course materials if they resign with us and join our competitors, which may negatively impact the attractiveness of our courses to prospective students, and our intellectual property rights for such content could be costly and time consuming to defend. Although the agreements entered into with our teachers prohibit them from using our course content without our prior consent, we cannot ensure compliance of teachers with such agreement.

Furthermore, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. The legal regime relating to the recognition and enforcement of intellectual property rights in China is particularly limited, and does not protect intellectual property rights to the same extent as federal and state laws in the United States. Legal proceedings to enforce our intellectual property in China may progress slowly, during which time infringement may continue largely unimpeded. Enforcement of judgments in China is uncertain, and even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be involved in legal and other disputes from time to time arising out of our operations, which may be expensive to defend and may disrupt our business and operations.

We have and may continue to be involved in legal and other disputes in the ordinary course of our business, including allegations against us for disputes regarding sales and marketing fees and computer leasing, and potential infringement of third-party copyrights or other intellectual property rights. We may also encounter disputes from time to time over rights and obligations concerning intellectual property rights and other legal rights, in particular third-party copyrights that may be infringed by us or the teachers and student service staff in our business operation, and we may not prevail in those disputes. Our educational content is typically subject to internal review before being approved to launch and our content monitoring personnel are responsible for monitoring content delivered in our courses. We have also adopted policies and procedures to prohibit teachers, student service staff and other personnel from infringing upon third-party copyrights or, other intellectual property rights. However, we cannot assure you that our efforts will be effective in preventing potential infringement of third-party intellectual property rights or that teachers, student service staff or other personnel will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our classes or on our applications or websites. The students and teachers using our applications or websites may post unauthorized third-party content on our applications or websites, which we may not be able to detect in time, or at all. We may incur liability for unauthorized duplication or distribution of materials posted on our applications or websites or used in our classes. We have been, and may be in the future, subject to allegations on the grounds of intellectual property rights infringement and other legal theories based on the content of the materials that we or teachers and student service staff of our courses distribute or use in our business operation.

In November 2021, we and certain of our current and former officers and directors were named as defendants a putative securities class action filed in federal court alleging that we made material misstatements and omissions in our IPO registration statement. On April 12, 2022, the lead plaintiff in the action filed an amended complaint, alleging violations of Section 11 and Section 15 of the Securities Act of 1933 based upon alleged omissions in our

IPO registration statement. We will have to defend against the putative securities class action lawsuit, including any appeals of such lawsuits should its initial defense be unsuccessful. The lawsuit is in its preliminary stages.  We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of the lawsuit. In the event that its initial defense of the lawsuits is unsuccessful, we cannot assure you that we will prevail in any appeal. Any adverse outcome of the case, including any plaintiff’s appeal of a judgment in the lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows, and reputation. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations, all of which could harm our business.

Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brand. The application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China, and the laws governing personal rights are still evolving and remain uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements with commercially unreasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our course offerings, parts of our products or be required to make changes to our course materials, applications or other software. As a result, the scope of our course materials could be reduced, which could adversely affect the effectiveness of our curriculum, limit our ability to attract new students, harm our reputation and have a material adverse effect on our results of operations and financial condition.

If our security measures are breached or failed and result in unauthorized disclosure or unintended leakage of data, including confidential information of our teachers and students, we could lose existing teachers and students, fail to attract new teachers and students and be exposed to protracted and costly litigation.

Maintaining platform security is of critical importance to us because we store and transmit proprietary and confidential information, which includes proprietary and confidential student and teaching staff information, such as names, addresses, ID card number, bank account number and other personal information, which is primarily stored in our digital database. To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. For example, we anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. See “Item 4. Information on the Company- 4.B. Business Overview-Data Privacy and Security.” These measures, however, may not be as effective as we anticipate. As an online education company, we face an increasing number of threats to our platform and computer systems, including unauthorized activity and access, system viruses, worms, malicious code, denial of service attacks, phishing attacks, and organized cyberattacks, any of which could breach our security and disrupt our platform and technology infrastructure. The techniques used by computer hackers and cyber criminals to obtain unauthorized access to data or to sabotage computer systems change frequently and generally are not detected until after an incident has occurred. We have implemented certain safeguards and processes to thwart hackers and protect the data in our platform and computer systems. However, our efforts to maintain the security and integrity of our platform, and the cybersecurity measures taken by our third-party service providers may be unable to anticipate, detect or prevent all attempts to compromise our systems. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, it could result in the loss or misuse of or authorized third-party access to proprietary and confidential student, teacher, employee and company information, which could subject us to liability, interrupt our business or adversely affect our reputation, potentially over an extended period of time.

Increased regulation of data utilization practices, including self-regulation, under existing laws that limit our ability to collect, transfer and use data, could have an adverse effect on our business. If we were to disclose data about our students, teachers, and student service staff in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results. Failure to comply with these obligations could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses.

Any of these issues could harm our reputation, adversely affect our ability to attract and enroll prospective students, adversely affect our ability to maintain our filings, cause prospective students not to enroll or stay enrolled, or subject us to third-party lawsuits, regulatory fines or other action or liability. Further, any reputational damage resulting from breach of our security measures could create distrust of our company by prospective students or investors. We may be required to expend significant additional resources to protect us against the threat of security measures breaches or to alleviate problems caused by such disruptions or breaches.

Because we collect, store, process and use data, some of which contains sensitive personal information, we face concerns over the collection, improper use, storage or disclosure of personal information, which could discourage current and potential users from using our services, damage our reputation, face regulatory scrutiny, and in turn materially and adversely affect our business, financial condition and results of operations.

Concerns or claims about our practices with regard to the collection, storage, processing or use of personal information or other privacy-related matters, even if unfounded, could damage our reputation and results of operations. Under the Cybersecurity Law of China, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection, storage and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulation Relating to Internet Information Security and Privacy Protection.”

Regulatory requirements regarding the protection and privacy of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. For example, the Cybersecurity Law of the PRC became effective in June 2017, but there are great uncertainties as to the interpretation and application of the law. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices. In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued an announcement on January 23, 2019 regarding carrying out special campaigns against mobile internet application programs collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. Furthermore, the Cyberspace Administration of China issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. On August 17, 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Security Protection, which has become effective on September 1, 2021. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which has become effective on November 1, 2021. On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, which became effective on March 1, 2022. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulation Relating to Internet Information Security and Privacy Protection.”

We have been taking and will continue to take reasonable measures to comply with such laws, regulations announcement and provisions, however, as such laws, regulations, announcement and provisions are relatively new, we cannot assure you we can adapt our operations to it in a timely manner. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on us generating and processing personal and behavioral data. We may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses. Any failure, or perceived failure, by us, or by our third-party partners, to maintain the security of our user data or to comply with applicable privacy, cybersecurity, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy, cybersecurity, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by our students, teachers, or our partners, potentially causing us to lose course enrollments, content providers, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations.

The success and future growth of our business will be affected by students’ acceptance of and market trends in integration of technology and education.

We operate at the intersection of the education and technology industries, and our business model features integrating technology closely with education to provide a more efficient and engaging learning experience, particularly as we strive to make significant business transitions from an online education company focused on the K-12 sector to a technology company serving the broader education industry. However, the integration of technology and education remains a relatively new concept in China, and there are limited proven methods to project user demand or preference or available industry standards on which we can rely. In addition, even with the proliferation of internet and mobile devices in China, we believe that some of our target students may still be inclined to choose traditional, face-to-face courses over online courses as they find the former more intimate and reliable. We cannot assure you that our products and services will continue to be attractive to our users in the future. If our online after-school tutoring courses, which utilize data insights and technology, become less appealing to our users, our business, financial condition and results of operations could be materially and adversely affected.

Any significant disruption to or failures of our information technology systems, including events beyond our control, could reduce student satisfaction and could harm our reputation and cause our online after-school tutoring service to be less attractive to our students.

The performance and reliability of our information technology system is critical to our operations and reputation. Our network infrastructure is currently deployed and our data is currently mainly maintained through several third-party internet data centers and cloud computing service providers in China. Our operations depend on each of the data centers’ and service providers’ ability to protect its and our system in its facilities against events such as damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, which events are beyond our control. If our arrangements with such data centers and service providers are terminated or if there is a lapse of service or damage to any of their facilities, we could experience interruptions in our service. Although we continually back up our databases on both real-time and delayed bases, we may still lose important operating data or suffer disruption to our operations if there is a failure of the database system or the backup system. We may be required to invest significant resources in protecting against the foregoing technological disruptions, or to remediate problems and damages caused by such incidents, which could increase the cost of our business and in turn adversely affect our financial conditions and results of operations. We cannot assure you that we will be able to expand our information technology infrastructure in a timely and cost-effective manner to meet the increasing demands of our business growth. Any interruptions in the accessibility of or deterioration of the quality of access to our system could reduce teachers’ and students’ satisfaction and reduce the attractiveness of our online high school after-school tutoring courses, which would result in reduction in the number of students enrolling such courses. Although we have not experienced any significant disruptions to or failures of our information technology systems, we cannot assure you that such disruptions or failures will not happen in the future.

In addition, we rely on third-party mobile application distribution channels, such as Apple’s App Store and Android application stores, to distribute our mobile applications to students and teachers. As such, the promotion, distribution and operation of our mobile applications are subject to such distribution channels’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If third-party app stores or any other major distribution channel interprets or changes its standard terms and conditions in a manner that is detrimental to us in the future, or terminate its existing relationship with us, or if any third-party infringement claims are brought against our mobile applications, our mobile applications could be temporarily or permanently removed from such third-party mobile application distribution channels and our business, financial condition and results of operations may be materially and adversely affected.

If we fail to adopt new technologies that are important to our business, in particular the technology upgrades related to live broadcasting and AI, our competitive position and ability to generate revenues may be materially and adversely affected.

The technology used in internet and value-added telecommunications services in general, and in online education services in particular, may evolve and change over time. We believe our technologies are core to our success and are critical to the implementation of our business model, particularly as we strive to make significant business transitions from an online education company focused on the K-12 sector to a technology company serving the broader education industry. In particular, implementation of technologies to improve teaching efficiency is an important part of our online high school tutoring courses and STEAM courses, and is critical to our ability to attract new students to enroll in such courses. As an online education company, we must anticipate and adapt to such technological changes and adopt new technologies in a timely fashion. We also rely on our data and technology capabilities to build and maintain our platform and infrastructure. We cannot assure you that we can keep up with the fast pace of the technology industry, and continue to develop, innovate and utilize our proprietary capabilities. In particular, the application of technology in education is still at an early stage and under exploration. Our technologies may become obsolete or insufficient, and we may have difficulties in following and adapting to technological changes in the online education industry in a timely and cost-effective manner. New solutions and technologies developed and introduced by competitors could render our technology obsolete. Developing and integrating new technologies into our existing programs and algorithms could be expensive and time-consuming. We may not succeed in developing and incorporating new technologies at all. If we fail to continue to develop, innovate and utilize our technologies effectively and on a timely basis, our business, financial performance and prospects could be materially and adversely affected.

We may need additional capital in the future to pursue our business objectives. If we cannot obtain additional capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.

We may need to raise additional capital to respond to business challenges or opportunities, accelerate our growth, develop new offerings or enhance our technological capacities. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required. To the extent we need to raise additional capital to fund our operations and respond to business opportunities, we may not be able to do so on terms acceptable to us, or at all. Such financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current market price per share of our ordinary shares. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

We cannot assure you that we will not be subject to liability claims for any inappropriate or illegal content offered as part of our online courses, which could cause us to incur legal costs and damages our reputation.

Although we implement various content monitoring procedures, we cannot assure you that there will be no inappropriate or illegal content included in our educational content or applications and websites. In addition, our quiz questions designed internally based on our understanding of the relevant examination requirements may be investigated by the regulatory authorities. We may face civil, administrative or criminal liability or legal or regulatory sanctions, such as requiring us to restrict or discontinue our content, products or services, if an individual or corporate, governmental or other entity believes that any of our educational content or content displayed on our applications and websites violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in our educational content offerings or our applications and websites could lead to significant negative publicity, which could harm our reputation, business, financial condition and results of operations.

The recognition of our brand may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers, our employees, teachers and student service staff, as well as the industry in which we operate, regardless of its accuracy, which could harm our reputation and business.

We believe that the market recognition of our brand has significantly contributed to the success of our business and that maintaining and enhancing our brand recognition is critical to sustaining our competitive advantages. Negative publicity about us and our business, shareholders, affiliates, directors, officers, teachers, student service staff, other employees, and other part-time workers, as well as the industry in which we operate, can harm the recognition of our brand. Negative publicity, regardless of merits, could be related to a wide variety of matters, including but not limited to:

•

alleged misconduct or other improper activities committed by our students or our shareholders, affiliates, directors, officers, teachers, student service staff, other employees, and other part-time workers, including misrepresentation made by our employees during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of our products, services or course offerings;

•	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers, teachers, student service staff, other employees, teaching staff and other part-time workers;
•	complaints by our students and their parents about our course offerings;
•	refund disputes of course fees or disputes relating to tuition fee installment payments between us and our students and their parents;
•	lack of required teaching qualifications;
•	security breaches or misuse of private user or transaction data or other information;
•	employment-related claims relating to alleged employment discrimination, wage and hour violations, as well as outsourced or flexible staffing arrangements; and
•

governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws, regulations and policies, including those adopted by the government to apply more stringent social, ethical and environmental standards in connection with increased global focus on these areas.

In addition to traditional media, there has been an increasing use of social media platforms and similar technologies in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, affiliates, directors, officers, teachers, student service staff, other employees, and other part-time workers, may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect or misleading information cannot be completely eliminated or mitigated and may materially harm the recognition of our brand, reputation, business, financial condition and results of operations.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. To efficiently administrate the contribution of employment benefit plans of our employees in some cities, we engage third-party agents to make the contribution for our employees. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties, and we could be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. In addition, to the extent that we can make a reasonable estimate of the liability arising from our failure in making full contributions to various employee benefit plans, we record a related contingent liability. However, the amount of our estimates may be inaccurate, in which case our financial condition and cash flow may be adversely affected if we were to pay late fees or fines in relation to the underpaid employee benefits.

If our senior management and other key personnel are unable to work together effectively or efficiently or if we lose their services, our business may be severely affected.

The continued services of our senior management and other key personnel are important to our continued success. In particular, we rely on the expertise and experience of Mr. Yi Zhang, our founder, chairman and CEO. We also rely on the experience and services from other senior management. If we lose any of such senior management, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. Since our initial public offering, our senior management has experienced certain personnel changes. Competition for experienced management personnel in the online education industry is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our senior executives or key personnel, or to attract and retain high-quality senior executives or key personnel in the future. If any of our senior management joins a competitor or forms a competing business, we may lose students, teaching staff, and other key professionals and staff members. Our senior management has entered into employment agreements with us which contain confidentiality and non-compete clauses. However, if any dispute arises between our senior management and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all. As we have been a private company since our inception, our senior management also has limited experience in managing internal control, financial reporting, and other regulatory and compliance matters of a public company.

Our success also depends on our having highly trained content and product development, financial, technical, human resource, sales and marketing staff, management personnel and qualified and dedicated teachers and student service staff. We will need to continue to hire additional personnel as our business grows. A shortage in the supply of personnel with requisite skills or our failure to recruit them could impede our ability to increase revenues from our existing courses, products and services, to launch new offerings and to expand our operations, and would have an adverse effect on our business and financial results.

We have granted, and expect to continue to grant, share-based awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted share incentive plans in 2018 and 2021, or the 2018 Plan and the 2021 Plan, respectively, for the purpose of granting share-based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2018 Plan and the 2021 Plan is 93,082,225 ordinary shares and 38,000,000 ordinary shares, respectively. See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Share Incentive Plan.” We recorded RMB7.4 million, RMB20.5 million and RMB42.3 million (US$6.6 million) in 2019, 2020 and 2021, respectively, in share-based compensation expenses. We expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We are subject to risks related to third-party payment processing.

We accept payments through major third-party online payment channels in China. We may also be susceptible to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments by customers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our company could be materially and adversely affected. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept the current online payments solutions from our customers, and our business, financial condition and results of operations could be materially and adversely affected. Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with these online payment services or decreased use of their services;
•	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;
•	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;
•	breach of customers’ personal information and concerns over the use and security of information collected from buyers;
•	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;
•

increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Our brand image, business and results of operations may be adversely impacted by misconduct, improper activities and misuse of our product and service offerings by students, teaching staff and employees, many of which are beyond our control.

Our teachers and student service staff engage in real-time communications with our students. Our courses undergo multiple rounds of internal review and pilot testing before being broadly released. We regularly and actively monitor our live courses, chat messages and other content and communications on our platform to ensure that we are able to identify content that may be deemed inappropriate or in violation of laws, regulations and government policies. When any inappropriate or illegal content is identified, we promptly remove the content. However, since we have limited control over the real-time and offline activities of our students and teaching staff, to the extent any improper behavior is associated with our content, applications or websites, our ability to protect our brand image and reputation may be limited. In addition, if any of our students or teaching staff suffer or allege to have suffered physical, financial or emotional harm following contact initiated through our content, applications or websites, we may face civil lawsuits or other liabilities initiated by the affected individual or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted on our applications or websites or any negative media coverage about us, PRC governmental authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the content, features and services provided through our applications or websites. As a result, our business may suffer and our brand image, student and teacher base, results of operations and financial condition may be materially and adversely affected.

We are exposed to the risk of other types of employee fraud or other misconduct. Other types of employee misconduct include, but are not limited to, intentionally failing to comply with government regulations, engaging in unauthorized activities when interacting with our students and during the course of their work, such as mishandling student records and data, and making misrepresentation to our prospective students during marketing activities, all of which could harm our business and reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition and results of operations.

Increases in labor costs and compliance with stricter labor laws in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law took effect from January 1, 2008 and was later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the PRC Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses. Because the PRC governmental authorities have introduced various new labor-related regulations since the PRC Labor Contract Law took effect, and the interpretation and implementation of these regulations are still evolving, our employment practices could violate the PRC Labor Contract Law and related regulations and could be subject to related penalties, fines or legal fees. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

We cannot preclude the possibility that these workers supplied by third-party service providers may be classified as “dispatched workers” or our employees by courts, arbitration tribunals or government agencies. PRC labor laws and regulations impose stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers.” For example, the number of dispatched workers may not exceed 10% of its total number of employees and the dispatched workers can only engage in temporary, auxiliary or substitutable work. However, since the application and interpretation of the PRC Labor Contract Law and other related laws and regulations are limited and uncertain, we cannot assure you our business operation will be deemed to be in full compliance with them. If we are found to be in violation of any requirements under the Labor Contract Law, the Interim Provisions on Labor Dispatch or their related rules and regulations, we may be ordered by the labor authority to rectify the non-compliance by entering into written employment contracts with the deemed “dispatched workers,” or be subject to regulatory penalty, other sanction or liability or be subject to labor disputes.

Our results of operations are subject to seasonal fluctuations.

Our industry generally experiences seasonality, reflecting a combination of traditional education industry patterns and new patterns associated with the online platform in particular. Seasonal fluctuations have affected, and are likely to continue to affect, our business. We generally generate higher net revenues in the second and fourth quarters in a given year because of the increased paid student enrollments for the spring and fall semesters. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth, but seasonality may increase in the future. The seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which fosters innovation and has roots in a deep understanding of our students, teachers as well as the evolving education industry in China. As we continue to expand and grow our business, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could undermine our reputation in the marketplace and negatively impact our ability to attract and retain employees and students, which would in turn jeopardize our future success.

We may be the subject of detrimental conduct by third parties such as our competitors, including complaints to regulatory agencies and the public dissemination of malicious assessments of our business, which could have a negative impact on our reputation and cause us to lose market share, students and revenues, and adversely affect the price of our ADSs.

We have been, and in the future may be, the target of anti-competitive, harassing or other detrimental conduct by third parties including our competitors. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, business relationships, business prospects and business ethics. Additionally, allegations, directly or indirectly against us, may be posted online by anyone, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be materially negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose students and revenues, and adversely affect the price of our ADSs.

We face risks related to natural and other disasters, health epidemics, and other extraordinary events, such as the COVID-19 pandemic, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC, and particularly Shanghai. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures, internet failures or other operation interruptions for us and our service providers, which could cause the loss or corruption of data or malfunction of software or hardware as well as adversely affect our ability and the ability of our service providers to conduct daily operations and to deliver our products and course offerings. Our business could also be adversely affected if employees of ours or our service providers are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general.

The COVID-19 outbreak has created unique global and industry-wide challenges, including challenges to our business. In early 2020, the COVID-19 outbreak resulted in the temporary closure of many corporate offices and schools across China. Given the strict quarantine measures put in place during this period, normal economic activity throughout China was sharply curtailed and normal in-school education was temporarily suspended. Substantially all of our revenues and our workforce are concentrated in China. Consequently, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy, our results of operations and financial performance may be adversely affected.

While the outbreak of COVID-19 has come under control in the PRC since the second quarter of 2020, there was a significant rise in COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in various cities in China in early 2022. The local governments of the affected cities, including Shanghai, have reinstated certain COVID-related measures, including travel restrictions and stay-at-home orders. As a company headquartered in Shanghai, our results of operations and financial outlook may be adversely affected by the COVID-19 outbreak. Since we lease offices in certain Chinese cities to support our online after-school tutoring service operation, research and development and daily operations, the COVID-19 outbreak caused temporary office closures and rotation arrangements, resulting in lower work efficiency and productivity. We also incurred insignificant costs in relation to the measures we took to contain the impact of the COVID outbreak, including purchasing personal protective equipment, upgrading our technology system to support the growth in online courses, monitoring our employees’ health, and rotation arrangements to avoid infection transmission. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in future periods will depend on the future developments of the COVID-19 outbreak, including any potential future variants of the virus, the effectiveness of the mass vaccination programs, the development in medical treatment and other actions taken to contain its spread, which are highly uncertain and unpredictable. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected.

Our headquarters are located in Shanghai. Most of our system hardware and back-up systems are hosted in facilities located in China and most of our service providers are located in China. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

We currently have no business insurance coverage, which could expose us to significant costs and business disruption.

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately or report our financial results or prevent fraud on a timely basis, and investor confidence and the market price of our ADSs may be materially and adversely impacted.

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2019, 2020 and 2021, we and our independent registered public accounting firms identified one material weakness and other control deficiencies in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting and lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weakness and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate these control deficiencies. See “Item 15. Controls and Procedures-Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weakness or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

We have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a result of becoming a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weakness or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

We will incur increased costs as a result of being a public company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of such transition period.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in

China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. We regularly serve a large number of students and teachers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our online applications and websites. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We may not be able to achieve the benefits we expect from future investments and acquisitions.

We may make equity investments in or acquisitions of additional businesses, assets and technologies that complement our existing business in the future. This may include opportunities to expand our offerings and strengthen our technology and data capabilities. If the businesses or assets we acquire or invest in do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions or investments, which would harm our results of operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. In addition, if we make equity investments in the future, we cannot ensure that these companies will always comply with applicable laws and regulations in their business operations. Material non-compliance by our investees may cause substantial harms to our reputations and the value of our investment. In addition, we may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate acquisition or investment target, we may not be able to successfully negotiate the terms of the acquisition or investment, finance the proposed transaction or integrate the relevant businesses into our existing business and operations. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.
Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. In the PRC, there are comprehensive environmental regulations and policies governing electronic product manufacturing in general, and the PRC may adopt more stringent standards in terms of ESG matters in the future. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business and results of operations.

COVID-19 had a severe and negative impact on the Chinese and the global economy. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Fluctuations in exchange rates could have a material and adverse effect on the value of your investment and our results of operations.

The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar and other currencies, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from the initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We have entered into certain hedging transactions, including foreign exchange forward contracts and foreign currency option contracts, in an effort to reduce our exposure to foreign currency exchange risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk-Foreign exchange risk.” While we may continue to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our office in China, and the lease agreements for most of these leased properties have not been registered with the PRC government authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities. As of the date of this annual report, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

In addition, some of the ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this annual report, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be interrupted.

Risks Relating to Our Corporate Structure

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations performance. If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center), such as provision of online course content, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%. We are a company registered in the Cayman Islands. Shanghai Zhangxue, or our wholly foreign owned entity, or our WFOE, is our PRC subsidiaries and foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we conduct such business activities in China through subsidiaries of Shenzhen Zhangmenren, Shanghai Zhangshi and Shanghai Zhangda, which are the VIEs. Our WFOE has entered into a series of contractual arrangements with our respective VIEs and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company – 4.C. Organizational Structure – Contractual Arrangements with The VIEs and The VIEs’ Respective Shareholders.” As a result of these contractual arrangements, we exert control over the VIEs and consolidate financial results of the VIEs and their subsidiaries in our financial statements under U.S. GAAP. The VIEs hold the licenses, approvals and key assets that are essential for our operations.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;
•	imposing fines on us;
•	confiscating any of our income that they deem to be obtained through illegal operations;
•	discontinuing or placing restrictions or onerous conditions on our operations;
•	placing restrictions on our right to collect revenues; and
•	shutting down our servers or blocking our application/software.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be promulgated with additional requirements, which will pose additional challenges to our corporate structure and contractual arrangements. For example, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion on July 24, 2021, which provides, among others, that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (iii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language)

tutoring services for preschool-age children is also strictly prohibited. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. In February 2022, the MOE issued its 2022 Work Plan which provides that the supervision of AST institutions for students in grades 10 to 12 shall be strictly carried out “with reference to” the relevant provisions as set forth in the Alleviating Burden Opinion. It remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students on grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion.

We have conducted a series of compliance measures regarding the Alleviating Burden Opinion and relevant implements, such as suspending enrollment of students and charging fees for tutoring services on academic subjects for students in China’s compulsory education. We may take further necessary measures to comply with the current and future PRC laws and regulations. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. If occurrences of any of these events results in our inability to direct the activities of the VIEs in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our consolidated variable interest entities, we may not be able to consolidate their financial results in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIEs, and their shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIEs in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “-Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected. See “-Risks Relating to Doing Business in China-Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our respective VIEs have executed powers of attorney to appoint our WFOE or a person designated by our WFOE to vote on their behalf and exercise voting rights as shareholders of our respective VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing corresponding PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be affected by the Foreign Investment Law and its Implementation Rules.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, and it remains uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign- invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission as amended from time to time. The Foreign Investment Law provides that foreign-invested entities are barred from operating in “prohibited” industries and will require market entry clearance and other approvals from relevant PRC government authorities if operating in “prohibited” industries. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over the VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of the VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portion of our business if the entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIEs, the VIEs hold certain assets that are material to the operation of certain portion of our business, including licenses, permits, domain names and most of our IP rights. If the VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the VIEs undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, has recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018, or the Substance Law, and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 and onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as we are a tax resident in China (being a jurisdiction outside the Cayman Islands), we are not required to satisfy the economic substance test. Although it is presently anticipated that the Substance Law will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on us and our operations.

Changes in China’s or global economic, political or social conditions or government policies could have a material adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Substantially all of our operations are conducted in China, and most of our assets are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic, political and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many respects, including the level of development, growth rate, level of government involvement and control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. In addition, the PRC government continues to play a significant role in regulating industry development by imposing relevant industrial policies.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. In addition, the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese and global economies is likely to be severe. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our solutions and services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. In addition, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by the then U.S. President in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Risks Relating to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands; however, we conduct substantially all of our operations in China and most of our assets are located outside of the United States. In addition, all of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or our management named in the annual report inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

The PCAOB is currently unable to inspect our former auditor in relation to their audit work performed for our financial statements for the fiscal years ended December 31, 2019 and 2020, which is included elsewhere in this annual report. Recent developments with respect to audits of China-based companies also create uncertainty about the ability of our current auditor to fully cooperate with the PCAOB’s inspection requests without the approval of the relevant PRC authorities.

Our former auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), is an independent public accounting firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. Deloitte issued the audit report for the fiscal years ended December 31, 2019 and 2020, which is included elsewhere in this annual report. Our former auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our former auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the relevant PRC authorities, our former auditor is not currently inspected by the PCAOB.

The lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our former auditor, depriving us and investors in our ADSs of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of such auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. This could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements for the fiscal years ended December 31, 2019 and 2020.

On November 19, 2021, we engaged Marcum Bernstein & Pinchuk LLP (“MBP”) as our independent registered public accounting firm to replace Deloitte to audit our consolidated financial statements for the fiscal year ended December 31, 2021. For more details, see “Item 16.F. Change in Registration’s Certifying Accountant.” MBP is an independent registered public accounting firm that is headquartered in Manhattan, New York. As an auditor of companies traded publicly in the United States, it issues the audit report as of and for the years ended December 31, 2021, which is included elsewhere in this annual report. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MBP is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. MBP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities.

Trading in our ADSs may be prohibited and as a result our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditor. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit information and other information currently protected by national law in some jurisdictions, such as those in China, the Holding Foreign Companies Accountable Act, or the HFCAA, has been signed into law on December 18, 2020. The HFCAA states that the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the over-the-counter trading market in the U.S., in the event that the SEC determines our audit reports are issued by a registered public accounting firm that has not been subject to the PCAOB inspection for three consecutive years starting from 2021, Pursuant to the HFCAA, the foregoing prohibition on trading could begin to take place in 2024, by the earliest. In the case that the Accelerating Holding Foreign Companies Accountable Act becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023. For details, see "-The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter trading."

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments state that, an SEC-reporting company shall publicly disclose certain information for each year that the PCAOB is unable to inspect its accounting firm, such as the following:

•	the auditor’s name and location;
•	the percentage of issuer’s shares owned by governmental entities;
•	whether governmental entities in the applicable foreign jurisdiction where the auditor resides have a controlling financial interest in the issuer;
•	the name of each official of the Chinese Communist Party who is a member of the board of the issuer; and
•	whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party.

The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.

On December 16, 2021, PCAOB issued the HFCAA Determination report, according to which the PCAOB sets forth a list of PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong that the PCAOB is unable to inspect or investigate completely. As of the date of this annual report, our auditor is not on such list. Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control.

The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause uncertainty for investors of certain issuers, and the market price of our ADSs could be adversely affected. In the worst case scenario, our ADSs could be delisted if the PCAOB was not able to fully inspect our auditor in relation to their audit work performed for our financial statements in time. This would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting and trading prohibition would have a negative impact on the price of our ADSs. Also, such a delisting or trading prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter trading.

On June 22, 2021, the U.S. Senate passed a bill to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)), which is known as the Accelerating Holding Foreign Companies Accountable Act. It proposes to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA. In addition, the same two-year amendments was included in the America Competes Act of 2022 passed by the U.S. House of Representatives on February 4, 2022.

There are, however, certain differences between the Accelerating Holding Foreign Companies Accountable Act and the America Competes Act, such as those relating to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to align their respective legislation and pass their amended bills before the President can sign these bills into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the foregoing differences in the respective bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. However, in the case that the bill becomes the law, it may reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the VIEs or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation, or SAT, issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax. We also face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises.

The PRC tax authorities may pursue non-resident enterprises involved in our previous or future private equity financing transactions with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Bulletin 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises strongly supported by the state,” or HNTEs, are qualified for a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Currently, Shanghai Zhangxue, or our WFOE, enjoys a preferential enterprise income tax rate of 15% as it is recognized as a HNTE by relevant PRC governmental authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant PRC governmental authorities. If Shanghai Zhangxue fails to maintain its HNTE status, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by relevant governmental authorities before they can be completed. In February 7, 2021, the Anti-monopoly Commission of the State Council, published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as classifying that concentrations involving variable interest entities shall also be subject to anti-monopoly review. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring a transaction through a proxy or contractual control arrangement.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or to maintain the listing status of our ADSs.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comments, which require, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after its application for overseas listing is submitted. As of the date of this annual report, the Draft Overseas Listing Regulations were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.

In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tightening the regulations on companies with a VIE structure. If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above- referenced opinions, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the State Administration of Foreign Exchange, or SAFE, promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in China for a continuous period of not less than one year and have been granted options are subject to these regulations as our company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulation Relating to Foreign Exchange-Regulation on Stock Incentive Plans.”

In addition, the State Administration of Taxation (“SAT”) has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulation Relating to Foreign Exchange-Regulation on Stock Incentive Plans.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. The PRC residents shall, by themselves or entrusting accounting firms or banks, file with the online information system designated by SAFE with respect to its existing rights under offshore direct investment each year prior to the requisite time.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches or qualified local banks or complete annual filing of its existing rights under offshore direct investment, our PRC subsidiaries may be prohibited from distributing to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents or entities to complete the foreign exchange registrations and annual filings of its existing rights under offshore direct investment. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services or any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, which is a foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of the initial public offering to make loans or additional capital contributions to our PRC subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIEs and their subsidiaries. We may make loans to our PRC subsidiaries and VIEs and their subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to applicable foreign exchange loan registrations. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign- invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from the initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or VIEs or their subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated variable interest entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “-Risks Relating to Our Class A Ordinary Shares and Our ADSs -You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our former independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which certain of financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

In December 2012, the SEC brought administrative proceedings against the PRC-based “big four” accounting firms, including our former independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms did not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions.

In the event that the PRC-based “big four” accounting firms become subject to additional legal challenges by the SEC or the PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in our financial statements for the years ended December 31, 2019 and 2020 being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of the ADSs may be adversely affected.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums, and could have a material adverse effect upon our business, results of operations and financial condition.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct our operations mainly in China and our assets are mainly located in China and outside of the United States. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

Risks Relating to Our Class A Ordinary Shares and Our ADSs

The trading price of our ADSs has been volatile and may continue to be volatile, regardless of our operating performance.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;

•fluctuations in operating metrics;

•announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•announcements of new products, services and courses and expansions by us or our competitors;

•changes in financial estimates by securities analysts;

•announcements of studies and reports relating to the quality of our product, service and course offerings or those of our competitors;

•changes in the performance or market valuations of other online education companies;

•conditions in the online education market;

•detrimental negative publicity about us, our competitors or our industry;

•additions or departures of key personnel;

•release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•regulatory developments affecting us or our industry;

•general economic or political conditions affecting China or elsewhere in the world;

•fluctuations of exchange rates between the RMB and the U.S. dollar; and

•potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in the ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If our average total market capitalization falls below US$50 million for an extended period of time without an acceptable business plan by the NYSE, or falls below US$15 million over a 30 trading-day period, our ADSs may be delisted from the NYSE.

Pursuant to the applicable NYSE continued listing standards, a company would be considered to be below compliance standards if its average total market capitalization is less than US$50 million over a 30 trading-day period and its stockholders’ equity is less than US$50 million. Once notified by the NYSE, the company must respond within 90 days with a business plan that demonstrates compliance with the NYSE continued listing standards within the applicable cure period following receipt of the notification. The business plan will be reviewed by the Listings Operations Committee of the NYSE (the “Committee”). We received a letter dated April 13, 2022 from the NYSE, notifying that our total market capitalization and stockholders’ equity are below the NYSE’s compliance standards. Accordingly, we are now subject to the procedures as set forth in Sections 801 and 802 of the NYSE Listed Company Manual, and is considering our options to regain compliance with the NYSE continued listing standards, including the submission of the aforementioned business plan to the NYSE. However, we cannot assure you that the Committee will accept our business plan, and in the event that the business plan is accepted, we will be in compliance with the business plan throughout the applicable cure period, and eventually meet the NYSE continued listing standards at the end of the cure period. Failure to regain compliance may result in the delisting of our ADSs, which would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting and trading prohibition would have a negative impact on the price of our ADSs.

Notwithstanding the foregoing, the NYSE may promptly initiate suspension and delisting procedures with respect to a company that is determined to have average total market capitalization less than US$15 million over a 30 trading-day period. If our ADSs are delisted from the NYSE, the liquidity and the value of your investment in our ADSs will be materially and adversely affected.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to thirty votes per share. Class A ordinary shares are represented by our ADSs. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The holder of Class B ordinary shares have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power.

Mr. Yi Zhang, our founder, chairman of the board of directors and chief executive officer, beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares constitute 13.5% of our total issued and outstanding share capital and 82.4% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in the ADSs.

We have not determined a specific use for a portion of the net proceeds from the initial public offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of the initial public offering, and our management have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of the initial public offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The sale or potential for sale of substantial amounts of ADSs could adversely affect their market price.

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. All ADSs sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining ordinary shares issued and outstanding have been available for sale, upon the expiration of a 180-day lock-up period beginning from our initial public offering, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. To the extent ordinary shares are sold into the market, the market price of the ADSs could decline.

Certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or enforcement actions by the SEC or other U.S. authorities.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our tenth amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including Class A ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

Our memorandum and articles of association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and any suit, action or proceeding arising out of or relating in any way to the ADSs or the deposit agreement, which could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

Our memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement, including without limitation claims under the Securities Act of 1933 arising out of or relating in any way to the deposit agreement. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our memorandum and articles of association or the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the memorandum and articles of association and deposit agreement.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting where we asked the depositary to solicit your instruction, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions, in the case of voting by poll, and in accordance with the voting instructions received from a majority of ADS holders who provide voting instructions, in the case of voting by show of hands. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings if:

•we have instructed the depositary that we wish a discretionary proxy to be given;

•we have confirmed to the depositary that there is no substantial opposition as to a matter to be voted on at the meeting; and

•we have confirmed to the depositary that a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted under the circumstances described above. This may adversely affect your interests and make it more difficult for ADS holders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

You may not receive cash dividends or other distributions if the depositary decides it is impractical to make them available to you.

The depositary will pay cash distributions or other distributions on the ADSs only to the extent that we decide to make distributions on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our post-offering memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our tenth amended and restated articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and most of our assets are located in China. All of our current operations are conducted in China. In addition, most of our current directors and senior executive officers are nationals and residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine claims arising out of or relating in any way to the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waives the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extend a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and a holder of our ADSs, will have irrevocably waived any objection which such holder may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to the NYSE listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. For example, Cayman Islands does not require us to comply with the following corporate governance listing standards of the New York Stock Exchange: (i) having the majority of our board of directors composed of independent directors, (ii) having a minimum of three members in our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the NYSE listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q
•	or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we are required to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are a “controlled company” within the meaning of the New York Stock Exchange listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the New York Stock Exchange listing rules because Mr. Yi Zhang, our founder, chairman of the board of directors and chief executive officer, beneficially own more than 50% of our total voting power immediately after our initial public offering. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we believe we were not a passive foreign investment company, or PFIC, for 2021, there is a significant risk that we will be a PFIC for 2022 and possibly future taxable years, which could result in adverse federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

For U.S. federal income tax purposes, a non-U.S. corporation, such as our company, will be treated as a passive foreign investment company, or PFIC, for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.  Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we were not the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for 2021 the current taxable year and any future taxable year.”

Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the average price of the ADSs in 2021, we believe that we were not a PFIC for our taxable year ended December 31, 2021. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends upon the composition of our income and assets and the value of our assets from time to time. We hold a substantial amount of cash and while that continues to be the case our PFIC status for any taxable year will depend primarily on the average value of our goodwill. The value of our goodwill may be in determined, in large part, by reference to our market capitalization. Because our market capitalization has generally declined since our initial public offering, if the value of our goodwill is determined by reference to our market capitalization and the market price of the ADSs does not increase sufficiently, there is a significant risk that we will be a PFIC for our taxable year 2022, and possibly future taxable years. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. For these reasons there is a risk (which depending on market conditions may be substantial) that we will be a PFIC for our current or any future taxable year. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and "excess distributions," and additional reporting requirements. This would continue to be the case even if we ceased to be a PFIC for a subsequent taxable year, unless you made one of certain elections. See “Item 10. Additional Information--10.E Taxation--United States Federal Income Tax Considerations--Passive Foreign Investment Company Rules.”

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We also believe that operating as a public company make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It is also more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are constantly evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may further incur in the future.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

ITEM 4. INFORMATION ON THE COMPANY

4.A.	History and Development of the Company

We commenced our operations in China from June 2014 through Shenzhen Zhangmenren Education Consultation Co., Ltd., or Shenzhen Zhangmenren.

Our holding company, Global Online Education Inc., was incorporated in November 2017 under the laws of Cayman Islands, and later changed its name to Zhangmen Education Inc. in April 2021. Shortly after its incorporation, Global Online Education Inc. established as a wholly owned subsidiary in Hong Kong, Global Online Education HK Limited. Global Online Education HK Limited established two wholly-owned subsidiaries in China, Shanghai Zhangxue Education Technology Co., Ltd., or Shanghai Zhangxue, and Shanghai Zhangneng Information Technology Co., Ltd., in April 2018 and March 2019, respectively.

In November 2016 and February 2019, Shanghai Zhangda Education Technology Co., Ltd., or Shanghai Zhangda, and Shanghai Zhangshi Education and Training Co., Ltd., or Shanghai Zhangshi, were established, respectively.

Due to restrictions and prohibitions imposed by PRC laws and regulations on foreign ownership of companies that engage in the provision of value-added telecommunication services and other restricted businesses, Shanghai Zhangxue entered into a series of contractual arrangements with Shenzhen Zhangmenren, Shanghai Zhangda, and Shanghai Zhangshi, which three entities we collectively refer to as the VIEs in this annual report, and their respectively shareholders. As a result of our direct ownership in our WFOE, Shanghai Zhangxue, and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of the VIEs. We treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP., and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. For more details and risks relating to the VIE structure, please see “-4.C. Organizational Structure-Contractual Arrangements with The VIEs and The VIEs’ Respective Shareholders” and “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Corporate Structure.”

In April 2018, we gained control over Shenzhen Zhangmenren through Shanghai Zhangxue by entering into a series of contractual arrangements with Shenzhen Zhangmenren and its shareholders. In September 2020, Shanghai Zhangxue entered into a new series of contractual arrangements with Shenzhen Zhangmenren and its shareholders to replace the previous contractual arrangements. In April 2018, we gained control over Shanghai Zhangda through Shanghai Zhangxue by entering into a series of contractual arrangements with Shanghai Zhangda and its shareholders. We gained control over Shanghai Zhangshi in February 2019 through Shanghai Zhangxue by entering into a series of contractual arrangements with Shanghai Zhangshi and its shareholders.

In June 2021, our ADSs commenced trading on the NYSE under the symbol “ZME.” We raised, from our initial public offering and from the underwriters’ exercise of option to purchase additional ADSs, approximately US$38,747,985 in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

We terminated our Academic AST Business, as part of our efforts to fully comply with new PRC regulatory requirements adopted by the PRC government in the second half of 2021. As a result of such termination, we ceased to offer new Academic AST courses to students, while the delivery of Academic AST Business courses that were previously sold is expected to be completed in compliance with the relevant laws and regulations. We have also adopted a strategic shift to become an education company focused on the offering of STEAM courses and development of SaaS solutions and smart devices in 2021. Towards this end, we recently introduced several new products and services, including computer coding courses and OutClass (which is our SaaS solution to educational institutions).

Our corporate headquarters is located at No.1666 North Sichuan Road, Gaobao Building, Hongkou District, Shanghai, The People’s Republic of China. Our telephone number at this address is + 86 166 2851 3671. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168. Our principal website is www.zhangmen.com. The information contained on our website is not a part of this annual report.

The SEC maintains an internet site at www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

4.B.	Business Overview

We are a leading online education company in China focused on the development of a comprehensive offering of STEAM courses, SaaS solutions and smart devices to digitally empower the education industry. Our core course offerings encompass one-on-one and small-class after-school tutoring services mainly covering high school academic subjects and STEAM subjects. We are continually enriching our service and product offerings to address students’ evolving and diversified educational needs. We began to offer small-class after-school tutoring services in the third quarter of 2020 to drive and cater to diversified educational goals. To attract more students with higher lifetime value, we also provide STEAM courses covering a diverse array of subjects, including language skills, arts, music and computer coding. In March 2022, we successfully launched our education-centric SaaS solution, namely OutClass, which is aimed to empower the educational institutions in China and overseas.

We have established a portfolio of well-recognized online education brands known for delivering exceptional learning outcomes to our students. Leveraging our high-quality teaching talents with localized insights, data-driven localized educational content and powerful technology infrastructure, we provide a personalized and results-driven learning experience to students across different regions. The degree of localization in educational content is critical to improve students’ academic performance because curriculum and exam questions vary significantly across different regions. We are equipped with a proprietary content library featuring localized course materials and a localization research center that focuses on refining our education resources to align with local curriculum. We hire teachers and student service staff with local curriculum insights to address the varying learning needs of students from different regions. Over the years, we have successfully garnered wide recognition in the industry and established “Zhangmen” as a trusted online education brand. The effectiveness of our tutoring services is demonstrated by the strong track record of significant academic improvement and the outstanding performance of our students.

We believe that above our deep industry expertise sits a differentiating theme of our company – a constant drive to deliver better educational content and operational efficiency through data analytics and other advanced technology. We have developed a massive, proprietary educational content library and accumulated a wealth of data through years of frequent interactions with our students. Our data insights and advanced AI technologies are applied in multiple areas of our business operations, including improving our modularized curriculum and content development, automatically generating and refining course materials tailored for each student according to their learning progress, as well as delivering an effective and enjoyable learning experience for students.

Since our inception, we have been pursuing operational efficiency and scalability through building and optimizing our proprietary technology infrastructure and business intelligence system. To streamline our operations, we have digitalized each critical step of our operations and centralized our key operating functions, including student acquisition and conversion, curriculum development, and teacher management. Powered by our centralized business intelligence system, we have optimized sales and marketing efficiency, achieved high student satisfaction and retention, improved our teachers’ utilization and productivity, and scaled up our new service offerings cost-effectively with consistent quality. We aim to maximize lifetime value of each student with a variety of programs tailored to different age groups.

We believe teachers are the pillars of the education industry. We selectively hire teaching talents and empower them with proprietary AI-driven teaching tools to propel the efficiency and productivity of teachers.

•

Teacher recruitment. Our rigorous teacher selection and training process dovetails with our proprietary smart content recommendation tools. We have adopted an effective and cost-efficient teacher recruiting and management mechanism focused on recruitment, training, and retention of high quality teachers. As of December 31, 2021, we had over 19,774 well-trained teachers.

•

AI-driven teaching tools. Our proprietary smart teaching tools and content recommendation system have significantly improved the efficiency and productivity of our teachers, allowing us to expand rapidly while maintaining consistent teaching quality. Our smart teaching tools are integrated into teachers’ daily teaching activities including class preparation, course delivery, course review and academic assessment and quizzes. We have developed an intelligent content recommendation system that automatically generates bespoke course materials and complimentary optional practice exercises by leveraging our comprehensive content library and big data capabilities.

•

Teaching scheduling system. We have developed a smart, data-driven course scheduling system, enabling us to properly forecast course demand to optimize our teachers’ utilization and provide guidance to our recruitment plans for teachers.

Our Offerings

Online Tutoring Services

We offer online tutoring courses primarily covering high school academic subjects and STEAM subjects. We mainly offer courses in online one-on-one format through our flagship program, Zhangmen One-on-One. Drawing upon its success, we launched Zhangmen Small Class, our small-class after-school tutoring services in July 2020. We also offer a number of STEAM courses through other programs.

•

Zhangmen One-on-One-Our Zhangmen One-on-One courses are offered in online one-on-one format with a full spectrum of course offerings mainly covering a wide range of high school academic subjects and STEAM subjects. Driven by our brand equity and quality services, we have launched premium courses for our Zhangmen One-on-One program in January 2020. Our premium courses are taught by top quality teachers with advanced teaching tools. We charge double the price of our regular courses, and our paid student enrollments for such courses have experienced rapid growth.

•

Zhangmen Small Class-We launched Zhangmen Small Class in July 2020 to offer online small-class after-school tutoring courses. Our Zhangmen Small Class is aimed to address diversified needs of parents and students. To execute our localization strategy, we assign students from the same city to teachers well versed in the curriculum and exam style of that particular region.

•

Zhangmen Kids-In March 2018, we launched Zhangmen Kids, our online formative education services for children aged from 6 to 10. We offer a diverse array of STEAM subjects through Zhangmen Kids, including arts and language skills.

•

Xiaoli-In August 2020, we launched Xiaoli (formerly known as Zhangmen AI), our online formative education services for children aged between 6 to 8. We offer a wide range of STEAM subjects through Xiaoli, including arts, literacy, reading, computer coding, and others. Our in-house developed courses are pre-recorded utilizing our proprietary course content, and delivered in the format of animation with AI-powered interactions, to provide knowledge to children through vivid animation and interesting gamified features.

After we terminated the Academic AST Business to adapt to the recent PRC regulatory developments, we continued to offer tutoring services strategically focused on STEAM courses. Our STEAM course offering covers a diverse array of subjects, including language skills, arts, music and computer coding. We primarily offer our STEAM courses to students aged from 6 to 18 through our flagship Zhangmen One-on-One, as well as Zhangmen Kids and Xiaoli. For our STEAM courses, we generally collect tuition fees in full upon enrollment, and our tuition fees are generally charged based on the number of class hours per paid course package.

Education-centric SaaS Solutions

As part of our business transition efforts, we recently launched our education-centric SaaS solutions, namely OutClass, which are aimed to digitally empower the educational institutions in China and overseas. Currently we are in an early stage of developing our OutClass SaaS solutions. We plan to monetize our education-centric SasS solutions mainly from receiving technical service fees from the provision of education platform software services to public schools and education institutions. Going forward, we expect to generate more revenues from offering education-centric SaaS solutions.

Course Content Development

The primary goal of our courses is to explore, nurture and enhance our students’ creativity and problem-solving capabilities, and help them achieve comprehensive developments.

Localization

The degree of localization is crucial to improve students’ performance. Our localization research center, a unit of our dedicated course content development team, focuses on collecting localized educational content, including textbooks, curriculum, problem sets and examination papers across different regions. We continue to enrich our repository of education materials, including course materials, practice exercises and academic assessments, to align with local curriculum and examination objectives.

Content Library

We have a comprehensive content library that is constantly refined to align with localized curriculum and examination objectives. Our comprehensive content library includes over 48,000 knowledge topics, over 130 million structured problem solving practice sets and over 11 million smart courseware, as of December 31, 2021. Our proprietary content library is well catalogued and organized across a number of user-friendly classifications, including subject, learning objective, grade level, and content type, among others.

Teams

Our dedicated course development team consists of four units: personalized education research center, college entrance exam research center, localization research center and SaaS Research Center. As of December 31, 2021, we had a total of 298 full-time content research specialists. We also have teachers that are involved in course content development.

Personalized Education Research Center. This is our largest unit that focuses on developing course materials for Zhangmen One-on-One. It also conducts studies in child psychology and learning methodology to better understand students’ needs.

College Entrance Exam Research Center. This is our special unit that focuses on researching the college entrance exams. The research tasks of this unit also include developing course materials for students in high-school and studies on student counselling.

Localization Research Center. This unit focuses on researching different textbooks, curriculum, problem sets and examination papers across different regions, and localizing our course materials.

SaaS Research Center. This unit focuses on developing education-centric SasS solutions to public schools and education institutions in China and overseas.

Process

Collection of course materials. Our content research specialists periodically review national and regional course curriculum, problem sets and examination papers for each grade, and tag each question for mapping the knowledge points it covers.

Localization analysis. Our content research specialists closely monitor and analyze local examination papers and examination policies and objectives to design our curriculum framework for different cities and regions.

Development of course syllabi and content. Based on our localized capabilities, our content research specialists design the course materials based on the curriculum of each city or region, and contextualize, catalogue and categorize them into different modules that can be identified by our intelligent system.

Adaption for live courses. Our teachers review and grade the updated course materials and problem sets. After using these course materials for mock courses, our teachers will provide feedback to the content development team, who will make necessary updates. We apply the updates to our course offerings and benefiting from our AI and big data technologies, our content development team view and analyze student performance on assignments and retention rate of students to make timely adjustments. Our content development team collaborates closely with our teaching staff and sales team to ensure they are up to date with changes in the academic environment. Our content development team release updates to our quizzes and mock questions based on analysis of student performance.

Recommendation. Leveraging our large database and AI algorithm advantages, we automatically generate course materials and practice exercises based on the tags in relation to the student’s learning progress.

Our Teachers

We believe teachers are the pillars of the education industry. As of December 31, 2021, we had a large pool of over 19,774 teachers, including 3,272 full-time teachers and 16,502 part-time teachers. Teachers are attracted to us primarily by our reputable brand name, large student base, well-established training programs, competitive compensation package, flexible working hours and locations, as well as career development opportunities.

Recruitment

We routinely recruit teachers through online recruiting channels, online advertisements, recruiting agencies and internal referrals from our existing teachers. Candidates must go through our rigorous interview process to be qualified to become our teacher, including resume screening, written tests, in-person interviews, and mock courses. We are highly selective in recruiting our teachers.

Training

We offer a three-month training program to newly hired teachers before they become our teachers. Our training program begins with introducing teaching virtues, education philosophy, professional competence and online teaching skills and focuses on improving their professional knowledge of academic subjects, teaching service abilities, and personalized assessment of individual students’ performance. We also offer on-the-job training programs to improve teaching skills, including training teachers to analyze students’ performance based on their examination results and improving teaching plans, and allowing teachers to stay abreast of local curriculums.

Evaluation and Career Development

Our teachers are evaluated taking into consideration various quantitative and qualitative key performance indicators, or KPIs, including student-teacher interactions, parent satisfaction rate and automatic system ratings. We have implemented an internal quality control system to monitor their teaching quality. We utilize our AI technologies to monitor the performance of teachers for each course and provide evaluation to teachers.

Our promotion standard and career path are clear and transparent. To incentivize our teachers, they receive competitive compensation and are promoted based on an evaluation of a set of KPIs on a semi-annual basis. We believe our teacher evaluation system not only nurtures teachers, but also incentivize self-improvement.

Teaching Support

We empower our teachers with comprehensive smart teaching tools to set them free from prolonged administrative and operational matters so that they can focus on their teaching.

Our system can automatically generate class schedules based on the students’ requests and teachers’ availability. We have a comprehensive content library that is constantly refined to align with localized curriculum and examination objectives. Leveraging our large database and AI algorithm advantages, we automatically generate course materials and practice exercises based on the tags in relation to the student’s learning progress, allowing teachers to focus on teaching itself, which increases their overall efficiency and productivity.

Online Education Platform

Our online courses are offered through our PC terminal and mobile applications in a live streaming format, other than Xiaoli (formerly known as Zhangmen AI), which uses pre-recorded videos. Students may attend online courses, review course materials, complete pre-class quizzes, watch past online courses, and complete practice exercises and problem sets through these portals.

We provide various interactive features to create an immersive learning experience. Students may raise questions to our teachers in class, interact with other students through live-chat box, and contact our IT team to provide real-time technical support. Teachers may utilize the interactive board to highlight specific text phrases or knowledge points to students.

We have built a user-friendly interface for students accessing our online courses through our PC terminal and mobile apps. Our main mobile apps include Zhangmen One-on-One (including a special version for parents), Zhangmen Small Class, Zhangmen Kids and Xiaoli.

Tuition Fees

Our tuition fees are charged based on the number of class hours per paid course package for Zhangmen-One-on-One and Zhangmen Kids. Students can choose to use their course package to attend our standard courses or our premium courses for Zhangmen One-on-One. Our premium courses for Zhangmen One-on-One are charged at double the price of our standard courses. Our course fees are generally collected in full upon enrollment. For Zhangmen One-on-One and Zhangmen Kids, if students withdraw from a course before the start of the fourth classes and within 7 days upon enrollment, they are offered a full, unconditional refund after deducting certain management fees; if students withdraw from a course after 7 days or after the first three classes upon enrollment, we offer refunds for any remaining classes to the students after charging an administration fee. For Zhangmen Small Class, if students withdraw from a course before the start of the third classes upon enrollment, they are also offered a full, unconditional refund; if students withdraw from a course after the first two classes upon enrollment, we offer refunds for any remaining classes to the students after charging an administration fee. The tuition fees for Xiaoli (formerly known as Zhangmen AI) courses are non-refundable as such pre-recorded courses are delivered to students upon their enrollment.

Sales and Marketing

Marketing channels

We are focused on promoting our Zhangmen brand to increase the overall effectiveness of our sales and marketing efforts, mainly through word-of-mouth referrals by our students and parents. We promote our platform through a variety of offline marketing and brand promotion activities, such as precise marketing campaign events.

Sales Process

Referrals

We generate sales leads from word-of-mouth referrals by our students and parents. We believe our high- quality course offerings and satisfactory student experience will continue to contribute to word-of-mouth referrals.

Trial lessons

The sales leads generated by our various marketing channels are initially handled by our tele-marketing teams. The primary function of our tele-marketing personnel is to encourage prospective students who have registered their information on our online and mobile platforms to sign-up for trial lessons, and to gather basic information and requirement of the students.

We offer trial lessons to prospective students. In addition to giving prospective students a preview of our immersive learning experience, we also use trial lessons to assess the learning progress of prospective students. Our system will automatically recommend suitable teachers to students according to their respective characteristics and learning objectives. If the student is satisfied with the trial course, our marketing team will facilitate the students and parents to complete the purchase of our course packages. Students who have enrolled in one program can also select other programs based upon their evolving needs.

Our Student Service Staff

After a student has purchased a course package, the student is assigned to a student service staff member who will help with class scheduling and address questions from the student and parents from time to time. The student service staff member will track the learning progress, assist students with future lesson bookings and course selection to increase their activity level on our platform and regularly communicate with our students and parents to solicit their feedback on our education program, such as teaching quality and learning experience. We engage reputable third-party service providers to enlist ideal candidates for our student service staff. Applicants must go through our interviews and written tests.

We use various KPIs to measure the performance of our student service staff, including student-teacher interactions, parent satisfaction rate and automatic system ratings. Our student service staff receive base salary and merit-based bonuses depending on the KPIs. We also offer clear and transparent promotion standard and career path for them.

Technology and Infrastructure

Our products and technology team is responsible for maintaining the reliability of our network infrastructure, developing big data and AI technologies, and operating and upgrading our business intelligent system.

Network Infrastructure

We have built a reliable and stable network infrastructure to ensure high availability and a low risk of downtime. We currently utilize third-party clouds in China to host our network infrastructure. Our IT department regularly monitors the performance of our website, mobile apps, and infrastructure to enable us to respond quickly to potential problems.

Big Data and AI

Our big data and AI technologies significantly improve the efficiency and precision of our content development and recommendation efforts.

Our algorithm technologies, together with our natural language technologies, can generate problem sets, examination papers and knowledge points recorded in our system. We have applied various AI and machine learning technologies in multiple areas, such as personalized course recommendation. Our algorithm-based recommendation system provides the foundation for our capabilities to automatically generate course materials. Through in-depth analysis of weaknesses and areas for improvement on class-wide and personal levels and the identification of the underlying commonalities among questions in terms of difficulty levels and knowledge points, the recommendation system can recommend course materials and practice exercises tailored to the academic weakness of each student, so as to maximize the effectiveness and efficiency of learning. Through in-depth analysis of in-class interactions with students, teaching styles, feedback from students and teachers and locations, the recommendation system can also recommend the most suitable teacher for each specific student based on their attributes.

Our AI system evaluates each online course by analyzing student-teacher interaction frequency. We will review the lesson if the frequency is lower than our standard, which is used to ensure the consistent high-quality of our online courses. Our AI system can also automatically handle course scheduling, course material and practice exercise generation, and complaints from students and parents.

Business Intelligence System

We have adopted a business intelligence system which standardizes our operations and enables us to share insights accumulated across different service offerings and quickly launch new service offerings.

We have digitalized each critical step of our operations and centralized our key operating functions, including student acquisition and conversion, curriculum development, and teacher management. We free our teachers from prolonged administrative and monotonous tasks, allowing them to focus on their teaching and deliver an effective learning experience. Our system empowers our employees with automated workflows, such as scheduling courses, analyzing student assignments, and tracking student feedback.

Data Privacy and Security

We are committed to protecting our students and parents’ personal information and privacy. We have established and implemented a strict platform-wide policy on data collection, processing and usage. We collect personal information and other data that is related to the services we provide, with students and parents’ prior consent.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with access authorization.

We back up our core data on a real-time basis and other data on a daily basis in separate and various secured data back-up systems to minimize the risk of data loss.

However, due to laws and regulations in relation to data privacy and security are constantly evolving and can be subject to differing interpretations or significant change, we cannot assure you that we can always be compliant with all such laws and regulations or at all. See “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business and Industry-Because we collect, store, process and use data, some of which contains sensitive personal information, we face concerns over the collection, improper use, storage or disclosure of personal information, which could discourage current and potential users from using our services, damage our reputation, face regulatory scrutiny, and in turn materially and adversely affect our business, financial condition and results of operations.”

Content Monitoring

We implement strict monitoring procedures to remove inappropriate or illegal content from our live course, messages and other content on our platform.

Our dedicated content monitoring personnel are responsible for monitoring and preventing the release of inappropriate or illegal content on our platform. When any inappropriate or illegal content is identified, we promptly remove the content.

Our content monitoring team employs systematic monitoring procedures that include machine screening and manual review based on the latest laws and regulations.

Competition

The online education industry in China is competitive. We face competition from other online educational service providers, offline one-on-one education service providers, and large private education service providers.

We compete primarily on the basis of the following factors:

•scope and quality of course offerings;

•quality and performance of our teachers;

•overall student experience and satisfaction;

•ability to effectively market course offerings to a broad base of prospective students;

•ability to provide personalized learning experience leveraging the big data and AI capabilities; and

•brand recognition.

We believe that we are well positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do.

Intellectual Property

Our patents, trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our courses and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. In addition, under the employment agreements we enter into with our employees, they acknowledge that the intellectual property made by them in connection with their employment with us are our property. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of December 31, 2021, we have been granted 18 patents and submitted 12 patent applications in China, registered 248 domain names relating to our business, including our www.zhangmen.com website, 67 software copyrights and 401 trademarks in China.

Insurance

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Seasonality

Our results of operations are subject to seasonal fluctuations in market conditions. We generally generate higher net revenues in the second and fourth quarters in a given year because of the increased paid student enrollments for the spring and fall semesters. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results.

Regulation

Regulation Relating to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural persons, enterprises, or other organizations of a foreign country, “foreign-

invested enterprises”, or FIEs, means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review. In addition, the Implementation Rules of the Foreign Investment Law, effective on January 1, 2020, clarifies that the Foreign Investment Law and its implementation rules also apply to investments by FIEs in China.

On December 26, 2019, the Supreme People’s Court of China promulgated the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, effective on January 1, 2020, pursuant to which “investment contracts” are defined as relevant agreements formed as a result of direct or indirect investments in China by foreign investors, namely, foreign individuals, foreign enterprises or other foreign organizations, including contracts for establishment of foreign investment enterprises, share transfer contracts, equity transfer contracts, contracts for transfer of property or other similar interests, contracts for newly-built projects and etc. Any claim to invalidate an investment contract will be supported by courts if such investment contract is decided to be entered into for purposes of making foreign investments in the “prohibited industries” under the negative list or for purposes of investing in the “restricted industries” without satisfaction of conditions set out in the negative list.

On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, which sets forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment (the “Office of the Working Mechanism”) will be established under the NDRC, who will carry out routine work of security review on foreign investment. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to (i) the investments in the military industry, military industrial supporting industry and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target, or (iii) has material impact on the target’s business decisions, human resources, accounting and technology, etc.

Regulation Relating to Foreign Investment Restrictions

According to the latest Special Administrative Measures for the Entry of Investment (Negative List), or the Negative List, promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, effective on January 1, 2022, the provision of value-added telecommunications services falls in the restricted industries and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center). The latest negative list further provides that domestic companies engaged in foreign investment prohibited business and intend to offer and list securities in overseas markets shall obtain approval from relevant government authorities.

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, the latest amendment of which became effective on May 1, 2022, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulates that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in an FIE that provides value-added telecommunications services, unless otherwise provided by the relevant laws and regulations. Moreover, foreign investors that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from MIIT, which retain considerable discretion in granting approvals.

On July 13, 2006, the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

Regulation Relating to Value-added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the MIIT or its provincial level counterparts. On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

The Classified Catalog of Telecommunications Services (2015 Version), or the 2015 MIIT Catalog, effective on March 1, 2016 and as amended on June 6, 2019, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services under the 2015 MIIT Catalog.

The Administrative Measures on Internet Information Services, or the ICP Measures, promulgated by the PRC State Council and as last amended on January 8, 2011, sets forth more specific rules on the provision of internet information services. According to the ICP Measures, any company that engages in the provision of commercial internet information services must obtain a sub-category VATS License for Internet Information Services, or the ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through the internet for profit making purpose. According to the ICP Measures, internet information service providers cannot produce, duplicate, publish or disseminate information that (i) is against any fundamental principles set out in the Constitution Law of China; (ii) endangers the national security, leaks the national secrets, incites to overthrow the national power, or undermines the national unity; (iii) damages the national honor or interests; (iv) incites the ethnic hatred and ethnic discrimination or undermines the solidarity among all ethnic groups; (v) undermines the national policies on religions and advocates religious cults and feudal superstition; (vi) disseminates rumors to disrupt the social order and undermines the social stability; (vii) disseminates the obscene materials, advocates gambling, violence, killing and terrorism, or instigates others to commit crimes; (viii) humiliates or defames others or infringes the legitimate rights and interests of others; and (ix) is otherwise prohibited by laws and regulations.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet apps is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016 and came into effect on August 1, 2016. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

Regulation Relating to Private Education

The Education Law of PRC, or the Education Law, sets forth provisions relating to the fundamental education systems of China, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations.

On December 28, 2002, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Law for Promoting Private Education, or the Private Education Law, which was last amended on December 29, 2018. Pursuant to the Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion and the establishment of the private schools must be subject to approvals granted by relevant government authorities and registered with relevant registration authorities.

On April 7, 2021, the State Council promulgated the amended Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or the Amended Implementation Regulations of Private Education Law, which became effective on September 1, 2021. The Amended Implementation Regulations of Private Education Law provides that, among others, carrying out online education activities using internet technology is encouraged by the State and shall be in compliance with internet management related laws and regulations. A private school engaging in online education activities using internet technology shall obtain relevant private school operating permit. Moreover, a private school engaging in online education activities using internet technology shall establish and implement internet security management systems and technical measures for security protection. Upon discovery of any information of which the release or transmission is prohibited by relevant laws or regulations, the private school shall immediately stop the transmission thereof and take measures such as deletion so as to prevent the information from spreading. Relevant records shall be kept and reported to the relevant competent authorities.

The Amended Implementation Rules further stipulates that relevant government authorities shall enhance the supervision on the agreements entered into between non-profit private schools and its related party and shall review such transaction on an annual basis.

Uncertainties exist with respect to the interpretation and application of the existing and future laws and regulations governing the online private education industry, and how the local government will promulgate implementing rules relating to the specific requirements applicable to online education service providers like us. For potential risks on our business due to the Amended Implementation Regulations of Private Education Law, see “Item 3. Key Information-3.D. Risk Factors-Risk Factors Related to Our Business and Industry-Significant uncertainties exist in relation to interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry, which may materially and adversely affect our business, financial condition and results of operations. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our business, financial condition, results of operations and prospect.”

Regulation Relating to After-school Tutoring and Educational Apps

On February 13, 2018, the MOE, the Ministry of Civil Affairs, the Ministry of Human Resources and Social Security and the SAMR jointly promulgated the Circular on Alleviating After-school Burden on Primary and Secondary School Students and Implementing Inspections on After-school Training Institutions, pursuant to which the government authorities will carry out a series of inspections on after-school training institutions and order those with material potential safety risks to suspend business for self-inspection and rectification and those without proper establishment licenses or school operating permits to apply for relevant qualifications and certificates under the guidance of competent government authorities. Moreover, after-school training institutions must file with the local education authorities and publicly present the classes, courses, target students, class hours and other information relating to their academic training courses (primarily including courses on Chinese and mathematics). After-school training institutions are prohibited from providing academic training services beyond the scope or above the level of school textbooks, or organizing any academic competitions (such as Olympiad competitions) or level tests for students of primary and secondary schools. In addition, primary and secondary schools may not reference the student’s performance in the after-school training institutions as one of admission criteria.

On August 6, 2018, the General Office of the State Council issued the Opinion on the Regulation of the Development of After-school Training Institutions, or State Council Circular 80, which primarily regulates the after-school training institutions targeting students in elementary and middle schools. State Council Circular 80 reiterates prior guidance that after-school training institutions must obtain a private school operating permit, and further requires such institutions to meet certain minimum requirements. For example, after-school training institutions are required to (i) have a training premise that satisfies specific safety criteria, with an average area per student of no less than three square meters during the applicable training period; (ii) comply with relevant requirements relating to fire safety, environmental protection, hygiene, food operation and others; (iii) purchase personal safety insurance for their students to reduce safety risks; and (iv) avoid hiring any teachers who are working concurrently in primary or secondary schools, and ensure that teachers tutoring in academic subjects (such as Chinese, mathematics, English, physics, chemistry and biology) have the corresponding teacher qualification licenses. In addition, after-school training institutions are prohibited from carrying out exam- oriented training, training that goes beyond the school syllabus, training in advance of the corresponding school schedule or any training activities associated with student admission, and they are not allowed to organize any level test, rank examination or competition on academic subjects for primary and secondary students. The training content of after-school training institutions cannot exceed the corresponding national curricular standards and training progress shall not be more accelerated than the corresponding progress of local schools. According to State Council Circular 80, after-school training institutions are also required to disclose and file relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 8:30 p.m. each day or otherwise conflict with the teaching time of local primary and secondary schools. Course fees can only be collected for courses in three months or shorter installments. Moreover, State Council Circular 80 requests that competent local authorities formulate relevant local standards for after-school training institutions within their administrative area. If an overseas listed after-school training institution publicizes overseas any periodical report, or any interim report on material adverse effect on its operation, it must concurrently publish the information in Chinese on its official website (or on the disclosure platform for securities exchange information in the absence of an official website). With respect to online education service providers, State Council Circular 80 provides a principle that regulatory authorities of networking, culture, information technology, radio and television industries should cooperate with regulatory authorities of education in supervising online education in their relevant industry. On May 6, 2020, the General Office of the MOE promulgated the Notice on the Negative List of Advanced Trainings for Six Compulsory Education Subjects (for Trial Implementation), which, in accordance with the State Council Circular 80, prohibits after-school training institutions from providing advanced trainings that do not follow the formal school curricula to the students in primary school and secondary school, and further defined activities that will be regarded as advanced training in the subjects of Chinese, mathematics, English, physics, chemistry and biology.

To strengthen the prevention and control of myopia among children and teenagers, the MOE, the SAMR, and certain other government authorities issued the Comprehensive Implementation Plan for Myopia Control in Children and Teenagers in August 2018, which requires, among others, that the schools (i) shall use electronic devices based on the principal of necessity, shall not rely on electronic devices for teaching and homework assignment and shall rather assign paper-based homework in principle, and shall limit use of electronic devices to no more than 30% of total teaching time; and (ii) shall strictly implement the learning and development guidelines for children aged from 3 to 6, pay attention to the importance of child life and play and avoid “primary school” teaching.

On November 20, 2018, the General Office of the MOE, the General Office of the SAMR and the General Office of the Ministry of Emergency Management jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions, which provides that provincial regulatory authorities of education should be responsible for being filed with the training institutions that use internet technology to provide online training and target primary and secondary school students. Provincial regulatory authorities of education should supervise the online after-school training institutions based on the policies regulating the offline after-school training institutions. In addition, online after-school training institutions are required to file the information of their courses, such as names, contents, target students, syllabi and schedules with the relevant provincial regulatory authorities of education and publish the name, photo, class schedule and certificate number of the teacher qualification license of each teacher on their websites.

On December 25, 2018, the General Office of the MOE issued the Notice on Strictly Forbidding Harmful Apps in Primary and Secondary Schools, which stipulates, among other things, that (i) local primary schools, secondary schools and education departments, should conduct comprehensive investigations on Apps in their campus, and should call off using any Apps containing harmful contents (such as commercial advertisements and internet games) or increasing the burden to the students, and (ii) a filing and reviewing system of learning Apps should be established.

The Ministry of Education, or the MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate online after-school academic training provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions require that online after-school training institutions file with the competent provincial education regulatory authorities and that such education regulatory authorities and other provincial government authorities jointly review these filings and the qualifications of the institutions making these filings. The Online After-School Training Opinions also impose a number of regulations requiring, among other things, that (i) each class not last longer than 40 minutes and be taken at intervals of not less than 10 minutes; (ii) live streaming courses provided to students receiving compulsory education not end later than 9:00 p.m.; (iii) the periods for which tuition is charged be consistent with its respective curriculum, and fees not be collected in a lump sum for more than 60 classes when charged based on the number of classes, or for a course length of more than three months when charged based on the length of the course, though the Online After-School Training Opinions do not specify which circumstances constitute charged based on number of classes or charged based on length of courses; (iv) the online after-school training institutions not engage in excessive marketing, make false or misleading promotion, or overstate the effect of the product; and (v) teachers providing after-school tutoring services related to academic curriculum are required to obtain the necessary teacher qualification licenses. The Online After-School Training Opinions and relevant regulations further provide that governmental authorities of market regulation, cyberspace administration, industry and information technology and others shall cooperate with the educational authorities based on their respective scope of duties to regulate after-school training institutions.

On August 10, 2019, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, which requires, among others, mobile Apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculties, students or parents as the main users and with education or learning as the main application scenarios, are educational Apps, which should be filed with competent provincial regulatory authorities for education. The Opinions on Educational Apps also requires, among others, that (i) each provider of educational Apps should obtain the ICP License or complete the ICP filing and obtain the certificate and the grade evaluation report for graded protection of cybersecurity before the completion of filing; (ii) the educational Apps with main users under the age of 18 should limit the use time of its App, specify the range of suitable ages, and strictly monitor the content in its App; (iii) if any educational App will be introduced as a mandatory App to students in any school, such educational App should be approved by the applicable school through its collective decision-making process and be filed with the competent regulatory authorities for education; and (iv) the educational Apps selected by regulatory authorities for education and schools as the teaching or management tools are not allowed to charge any fees to students or parents or offer any commercial advertisements or games. On November 11, 2019, the MOE issued the Administrative Measures on

Filing of Educational Mobile Apps. In 2020, the MOE established a public channel that can be used to submit complaints with respect to educational apps and set a penalty points system based on the severity of the complaints. For serious complaints substantiated by relevant government authorities, an appropriate number of penalty points is recorded for the relevant educational app provider, and remedial measures also may be required. In the event that an educational app provider receives 12 or more penalty points within 12 months or certain types of serious complaints, the MOE may revoke such provider’s filing, blacklist such provider, remove its educational app from the app store, publicize the complaint or prohibit such provider from submitting any filings for six months. Complaints can be made against both educational app providers and users regarding a variety of matters including failure to file or obtain relevant permits; illegal or inappropriate information; inappropriate collection and use of personal information; and violation of relevant requirements for primary and secondary schools and online after-school training programs.

On September 19, 2019, the MOE, jointly with certain other PRC government authorities, issued the Guidance Opinions on Promoting the Healthy Development of Online Education, which provides, among others, that (i) social forces are encouraged to establish online education institutions, develop online education resources, and provide high-quality education services; and (ii) an online education negative list shall be promulgated and industries not included in the negative list are open for all types of entities to enter into.

On June 10, 2020, the General Office of MOE and the General Office of SAMR promulgated the Notice on Issuing the Form of Service Contract for After-school Training Provided to Primary and Secondary School Students, which requires the local competent regulatory authorities to guide the relevant parties to use the form of service contract for after-school training activities provided to primary and secondary school students. The form of service contract covers the obligations and rights of parties involved in the after-school training, including detailed provisions on training fees, refund arrangement and default liabilities.

The MOE and certain other PRC government authorities jointly promulgated the Implementation Opinions on Regulating Online After-school Training, or the Online After-school Training Opinions, as effective on July 12, 2019. The Online After-school Training Opinions is to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. The Online After-School Training Opinions requires, among others, that online after-school training institutions should file with the competent provincial regulatory authorities of education and such regulatory authorities of education, jointly with other provincial government authorities, should review the filings and qualifications of the online after-school training institutions.

With respect to the filing requirements, the Online After-school Training Opinions provides, among others, that (i) an online after-school training institution should file with the competent provincial regulatory authorities of education after it obtains the ICP License and the grade evaluation report for the graded protection of cybersecurity; (ii) the materials need to be filed by the online after-school training institutions include, among others, the materials related to the institution (such as the information on their ICP Licenses and other relevant licenses), the management systems used for protection of personal information and cybersecurity, the training content and the training personnel; and (iii) the competent provincial regulatory authorities of education should promulgate local implementing rules on filing requirements, which should focus on training institutions, training content and training personnel.

The Online After-school Training Opinions further provides that the competent provincial regulatory authorities of education should, jointly with other provincial government authorities, review the filings and qualifications of the online after-school training institutions, focusing on the following matters: (i) the training content should not include online games or other content or links irrelevant with the training itself, and should not be beyond the scope of relevant national school syllabus. No illegal publications may be published, printed, reproduced or distributed, and no infringement or piracy activities may be conducted during the training. The training content and data should be stored for more than one year, among which the live streaming teaching videos should be stored for more than six months; (ii) each course should not be longer than 40 minutes and should be taken at intervals of not less than 10 minutes, and the training time should not conflict with the teaching time of primary and secondary schools. Each live-streaming course provided to students receiving compulsory education should not end later than 9:00 p.m., and no homework should be left for primary school students in Grade 1 and Grade 2. The online after-school training platforms should have eye protection and parental supervision functions; (iii) the online after-school training institutions should not hire any teachers who are currently working at primary or secondary schools. Training personnel of academic subjects are required to obtain necessary teacher qualification licenses. The online after-

school training institutions’ platforms and course interfaces should present the names, photos and teacher qualification licenses of training personnel, and the learning, working and teaching experiences of foreign training personnel; (iv) with the consent of students and their parents, the online after-school training institutions should verify the identification information of each student, and should not illegally sell or provide such information to third parties. User behavior log must be kept for more than one year; (v) the charge items and standard and refund policy should be specifically presented on the training platforms. The prepaid fees can only be used for education and training purposes, and cannot be used for other investment activities. The periods for which tuition is charged shall be consistent with its respective curriculum and the online after-school training institutions shall not engage in excessive marketing, make false or misleading promotion, or overstate the effect of the product. If the prepaid fees are charged based on the number of classes, the prepaid fees are not allowed to be collected in a lump sum for more than 60 classes. If the prepaid fees are charged based on the length of the learning period, the prepaid fees are not allowed to be collected for a learning period of more than three months; and (vi) the online after-school training institutions with incompliance or issues identified by the competent provincial regulatory authorities of education must complete the rectification, and would be subject to fines, administrative order to suspend operations or other administrative sanctions if they fail to complete the rectification in time.

On April 21, 2020, the Ministry of Human Resources and Social Welfare and other government authorities jointly promulgated the Notice of Implementing the Phased Measures of “Taking Certificate after Starting Career” for Certain Occupations under COVID-19, pursuant to which all college graduates who are eligible for the teacher qualification examination and meet the requirements of teacher qualification regarding ideological and political criteria, language skills and physical conditions are allowed to start to engage in the related work of education before obtaining the teacher qualification licenses. The teacher qualification licenses would not be a mandatory precondition for college graduates if they are hired prior to December 31, 2020.

On October 16, 2020, the General Office of the MOE and the General Office of the SAMR jointly promulgated the Notice on the Centralized Rectification of After-school Tutoring Institutions’ Illegal Acts of Infringing Consumers’ Rights by Using Unfair Standard Terms. The Notice stipulates that local education and market regulation authorities shall increase the efforts for the investigation of after-school tutoring institutions’ illegal acts which infringes consumers’ rights by using unfair standard terms to exempt them from their own responsibility, increase consumers’ liability and exclude consumers’ legal rights.

The Minors Protection Law issued by the Standing Committee of the National People’s Congress on September 4, 1991, was recently amended on October 17, 2020, which took effect on June 1, 2021. According to the amended Minors Protection Law, kindergartens and after-school training institutions may not carry out primary school curriculum education for minors that are not yet school age, and online education products and services which are targeted at minors shall not include any links to online games or push any advertisements and other information irrelevant to teaching.

The General Office of the MOE enacted the Notice of Strengthening the Management of Homework for Compulsory Education on April 8, 2021, which requires that the local governments shall implement prohibition measures on leaving homework as an important part of the daily supervision on after-school training institutions in accordance with relevant regulations, and in order to avoid reducing the burden in schools but increasing the burden after-school, after-school training institutions shall not leave homework to primary and secondary school students.

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion, which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit; (ii) online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any

Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. Any violation of the foregoing shall be rectified.

Moreover, the Alleviating Burden Opinion specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, (i) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (ii) for online tutoring, each session shall be no more than thirty minutes and the training shall end no later than 9:00 p.m.; (iii) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (iv) the provision of overseas education courses is strictly prohibited; (v) fees charged for academic subjects tutoring in compulsory education shall be included into government-guided price management, and excessive high fees and excessive profit-seeking behaviors will be suppressed; (vi) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (vii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; (viii) no more approval of new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students on grade ten to twelve will be granted; and (ix) administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. On February 8, 2022, the MOE issued the 2022 Work Points of MOE, which specifies that administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be strictly implemented by reference to the relevant provisions of the Alleviating Burden Opinion.

On July 28, 2021, the General Office of MOE promulgated the Notice on Further Clarifying the Scope of Academic Subjects and Non-Academic Subjects of After-School Tutoring in the Compulsory Education, which specifies that according to the national curriculum on compulsory education, when after-school institutions carry out tutoring, morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology are classified as academic subjects, while sports (or sports and health), art (or music, art), and comprehensive practical activities (including information technology education, labor and technology education) are classified as non-academic subjects.

On August 25, 2021, the General Office of MOE issued the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation), which provide that, among others, (i) after-school tutoring materials for primary and secondary school students and staff preparing such tutoring materials shall meet certain requirements specified in such measures, which include, among others, tutoring materials shall follow the national curriculum standard and shall not provide contents in advance of the school curriculum; (ii) after-school tutoring institutions shall establish internal management system for the tutoring materials and the staff preparing such tutoring materials; (iii) after-school tutoring institutions shall conduct internal review of the tutoring materials and the local education administrations shall conduct external review of the tutoring materials; (iv) after-school tutoring institutions may only use tutoring materials that have been internally and externally reviewed or if the materials have been officially published; (v) after school tutoring institutions shall file with the relevant education administrations the tutoring materials and the staff preparing such materials; (vi) after-school tutoring institutions in violation of the measures will be subject to rectification and shall not use the relevant tutoring materials during the rectification period; if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

On September 7, 2021, the MOE published on its official website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees.

On September 18, 2021 the MOE further published on its official website that the General Office of MOE, together with five other government authorities, issued a circular requiring all online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects to obtain the private school operating permit by the end of 2021, and all online after-school tutoring institutions shall, before obtain such permit, suspend enrollment of students and charging fees.

On September 9, 2021, the General Office of MOE and the General Office of the Ministry of Human Resources and Social Welfare jointly issued the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation), which set out a series of requirements for the after-school tutoring institutions with respect to their employed teachers, research staff and teaching assistants. After-school tutoring institutions in violation of such requirements will be subject to rectification. If an after-school tutoring institution violates the requirements several times or violates several requirements, such after-school tutoring institution is prohibited from enrollment of students and shall not conduct tutoring activities during the rectification period; and if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

On October, 2021, the MOE jointly with certain other PRC government authorities, promulgated the Notice on Strengthening the Supervision of After-School Tutoring Institutions Pre-collection of Fees, which requires the pre-collection of fees by Academic AST Institution and non-Academic AST Institution shall be supervised. Local government will adopt bank custodians or risk reserves to control such risk with the consideration of local situation.

On March 3, 2022, the MOE jointly with SAMR and NDRC promulgated the Notice on Regulating Non-Academic After-school Training Institutions, which provide that, among others, (i) non-academic after school tutoring institutions shall have the corresponding qualifications and their staffs shall have the corresponding proofs for their profession; (ii) non-academic after school tutoring institutions shall ensure that training contents and training methods are suitable for the age, mental and physical characteristics and cognitive level of students; (iii) the training contents, training hours, charging items, charging standards and other information of non-academic after school tutoring institutions shall be made public and subject to public supervision;  (iv) non-academic after school tutoring institutions shall use the form of service contract for after-school training activities provided to primary and secondary school students, strictly performing contractual obligations and regulating its charging behaviors; (v) non-academic after school tutoring institutions’ unfair competition by fictitious original prices, false discounts, false publicity, monopolistic behaviors and any form of price fraud are prohibited; (vi) the pre-collection of fees by non-academic after school tutoring institutions shall be deposited to the special account for fee collection and tuition fees shall not be collected in a lump sum, or in disguised form of recharging or measured cards for more than 60 classes or for a course length of more than three months; and (vii) non-academic after school tutoring institutions shall comply with requirements relating to premise, facilities and fire safety.

On April 2, 2022, the Shanghai Municipal Education Commission, together with five other government authorities promulgated the Implementation Measures for the Establishment and Management of After-school Training Institutions in Shanghai, or the Shanghai Implementation Measures, effective from April 15, 2022, which raise certain requirements on establishment and management of after-school tutoring institutions in Shanghai, including, among other things, (i) after-school tutoring institutions providing online or offline academic subject tutoring for students in compulsory education and high schools, and the tutoring in culture and art, sports, technology, and non-academic cultural knowledge for students in compulsory education and preschool-age children are required to obtain the relevant private school operating permit; (ii) academic and non-academic cultural knowledge after-school tutoring institutions shall be approved by the education administration authorities at the district level; after-school tutoring institutions that provide tutoring services in culture and art, sports, science and technology and other tutoring activities shall be approved by the education administration authorities together with the tourism, sports, science and technology and other administrative authorities at the district level; (iii) after school tutoring institutions shall use the form of service contract for after-school training activities provided to primary and secondary school students, implement the training fee management policy formulated by the government, and cooperate with professional institutions such as commercial banks to open a special account for pre-collection of fees; and (iv) after-school training institutions established before the Shanghai Implementation Measures, intending to continue to provide tutoring in culture and art, sports, science and technology, and non-academic cultural knowledge for compulsory education and preschool-age children, shall, before December 31, 2023 or before changing the relevant registration items, follow the relevant laws, regulations, policies and the procedures to obtain the private school operating permit. On the same day, the Shanghai Municipal Education Commission, together with three other government authorities promulgated the Guidelines for Basic Service Requirements of After-school Training Institutions in Shanghai, effective from April 15, 2022, which details the basic service requirements for after-school tutoring institutions in Shanghai, including, among other things, the requirements on the sponsors, premises, facilities, internal management, practitioners, training content and plans, fee management etc. and provides that institutions providing online tutoring should follow the PRC Cybersecurity Law and the Data Security

Law,  obtain the ICP License or complete the ICP filing and complete the grade-based cybersecurity protection system filing at or above Grade III.

Our current practice may be deemed to be not in full compliance with the above laws and regulations and we cannot assure you that we will comply with the above laws and regulations in a timely manner or at all. For detailed discussion, please see “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business and Industry-Significant uncertainties exist in relation to interpretation and implementation of, or proposed changes to, PRC laws, regulations and policies regarding the private education industry, which may materially and adversely affect our business, financial condition and results of operations. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our business, financial condition, results of operations and prospect.”

Regulation Relating to Online Transmission of Audio-Visual Programs

To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the State Administration of Press Publication Radio Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio- Visual Program Provisions, on December 20, 2007, which was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via the internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio- visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

On March 10, 2017, the SAPPRFT issued the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which revised the previous version issued on March 17, 2010. According to the Categories, there are four categories of internet audio and video programs services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online.

Regulation Relating to Internet Live Streaming Services

On November 4, 2016, the CAC issued the Administrative Regulation on Internet Live Streaming Services, effective from December 1, 2016, according to which, “internet live streaming” is defined as the activities of continuously releasing real-time information to the public based on the internet in forms such as videos, audios, images and texts, and “internet live-streaming service providers” are defined as the operators that provide internet live-streaming platform service. In addition, the internet live-streaming service providers should take various measures during operation of their services, such as examining and verifying the authenticity of the identification information, and file such information for records.

On July 12, 2017, the CAC issued a Notice on Development of the Filing Work for Enterprises Providing Internet Live Streaming Services, which provides that all the companies providing internet live streaming services should file with the local authority since July 15, 2017, otherwise the CAC or its local counterparts may impose administrative sanctions on such companies.

Pursuant to the Circular on Tightening the Administration of Internet Live Streaming Services jointly issued by the MIIT, the Ministry of Culture and Tourism, or the MOCT, and several other government agencies on August 1, 2018, the live streaming services providers are required to file with the local public security authority within 30 days after they commence the service online.

Regulation Relating to Production and Distribution of Radio and Television Programs

The Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, promulgated by the SAPPRFT are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from the SAPPRFT or its local branches.

Regulation Relating to Internet Culture Activities

The Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which was promulgated by the Ministry of Culture, or MOC (currently known as the MOCT), on February 17, 2011 and last amended on December 15, 2017, requires internet information services providers engaging in commercial “internet culture activities” to obtain an internet culture business operating license from the MOC. “Internet cultural activity” is defined under the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and competition of the internet cultural products. In addition, “internet cultural products” is defined under the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the internet, which mainly include internet cultural products especially produced for the internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to internet for dissemination.

On May 14, 2019, the General Office of MOCT promulgated the Notice on Adjusting the Scope of Internet Culture Business Operating License and Further Standardize the Approval Work, which provides that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that fall in the scope of internet culture business operating license, and further clarifies that educational live streaming activities are not deemed as online performances.

Regulation Relating to Online Publishing

On February 4, 2016, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which came into effect on March 10, 2016. Under the Online Publishing Provisions, any entity providing online publishing services shall obtain an Online Publishing Services Permit. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.

Regulation Relating to Internet Information Security and Privacy Protection

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such rights. PRC governmental authorities have enacted laws and regulations on internet information security and protection of personal information from any abuse or unauthorized disclosure. The Decisions on Maintaining Internet Security which was enacted by the SCNPC on December 28, 2000 and amended on August 27, 2009, may subject violators to criminal punishment in the PRC for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security, or MPS, has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the MPS and the local security bureaus may revoke its operating license and shut down its websites.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC on December 28, 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined as information that identifies a citizen, the time or location for his/her use of telecommunication and internet services or involves privacy of any citizen such as his/her birth date, ID card number, and address. An internet information service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the MPS on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015, which became effective on November 1, 2015, any person or entity that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (x) sells or provides personal information to others in a way violating the applicable law, or (y) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

Pursuant to the PRC Cybersecurity Law issued by the SCNPC on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information, including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cybersecurity Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered;(ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; and (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

Pursuant to the Provisions on Internet Security Supervision and Inspection by Public Security Organs, which was promulgated by the MPS on September 15, 2018 and became effective on November 1, 2018, the public security departments are authorized to carry out internet security supervision and inspection of the internet service providers from the following aspects, among others: (i) whether the service providers have completed the recordation formalities for online entities, and filed the basic information on and the changes of the accessing entities and users; (ii) whether they have established and implemented the cybersecurity management system and protocols, and appointed the persons responsible for cybersecurity; (iii) whether the technical measures for recording and retaining users’ registration information and weblog data are in place according to the law; (iv) whether they have taken technical measures to prevent computer viruses, network attacks and network intrusion; (v) whether they have adopted preventive measures to tackle the information that is prohibited to be issued or transmitted by the laws and administrative regulations in the public information services; (vi) whether they provide technical support and assistance as required by laws to public security departments to safeguard national security and prevent and investigate on terrorist activities and criminal activities; and (vii) whether they have fulfilled the obligations of the grade-based cybersecurity protection and other obligations prescribed by the laws and administrative regulations. In particular, public security departments shall also carry out supervision and inspection on whether an internet service provider has taken required measures to manage information published by users, adopted proper measures to handle the published or transmitted information that is prohibited to be published or transmitted, and kept the relevant records.

In addition, the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in a disguised manner. On November 28, 2019, the National Internet Information Office, the MIIT, the MPS and the SAMR further jointly issued a notice to classify and identify illegal collection and use of personal information.

On August 22, 2019, the Office of the Central Cyberspace Affairs Commission issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information apply to the collection, storage, use, transfer and disclosure of the personal information of children under the age of 14 via the internet. The Provisions on the Cyber Protection of Children’s Personal Information require that network operators shall establish special rules and user agreements for protection of personal information for children under the age of 14, inform their guardians in a noticeable and clear manner, and shall obtain the consent of their guardians. When obtaining the consent of their guardians, network operators shall explicitly disclose several matters, including, without limitation, the purpose, method and scope of collection, storage, use, transfer and disclosure of such personal information, and methods for correcting and deleting such personal information. Provisions on the Cyber Protection of Children’s Personal Information also require that when collecting, storing, using, transferring and disclosing such personal information, network operators shall comply with certain regulatory requirements, including, without limitation, that network operators shall designate specific personnel to take charge of the protection of such personal information and shall strictly grant information access authorization for their staff to such personal information under the principle of minimal authorization.

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021 and became effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an app’s basic functional services, without which the app cannot achieve its basic functional services. For learning and education app, the basic functional services include, among others, “online tutoring and online classes” and the necessary personal information is mobile phone numbers of registered users.

According to the PRC Civil Code which became effective on January 1, 2021, a natural person has the right of privacy and the personal information of a natural person will be protected in accordance with law. Information processors may not divulge or tamper with the personal information collected or stored by them and may not illegally provide any natural person’s personal information to others without the consent of such natural person.

The SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which took effect from May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC, which came into effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. No entity or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of the competent PRC authorities.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information, personal information refers to any recorded information related to identified or identifiable natural persons, though it excludes anonymized information.

The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties. According to the Personal Information Protection Law.

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which took effect on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

On July 30, 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Security Protection, which went into effect on September 1, 2021. The regulations provide that, among others, critical information infrastructure, or the CIIO, means important network facilities and information systems in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology industry and others that may seriously harm national security, national economy, people’s livelihood and public interests once damaged, disabled or its data disclosed. Operators shall, based on leveled system for cybersecurity protection, adopt technical protection measures and other necessary measures to deal with cybersecurity security events, defend against cyber-attack and criminal activities, to ensure the safe and stable operation of CIIO, maintain data integrity, confidentiality, and availability pursuant to relevant laws, regulations and the mandatory requirements of national standards. Moreover, the competent supervisory departments of relevant important industries abovementioned shall organize the recognition of the CIIO and promptly notify the operators and Public Security Department of The State Council of the results of the identification.

On July 6, 2021, General Office of the State Council of the PRC together with another authority jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, or the Securities Activities Opinions, which called for the enhanced administration and supervision of overseas-listed China-based companies, proposed to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities. The Securities Activities Opinions also call for improving laws and regulations on data security, cross-border data flow and management of confidential information.

On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, or the Algorithm Recommendation Provisions, which became effective on March 1, 2022 and raise certain new compliance requirements on internet information service providers using algorithm recommendation technology. Specifically, the Algorithm Recommendation Provisions require that such service providers shall provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services.

Regulation Relating to Publishing

The Administrative Regulations on Publication, promulgated by the State Council and most recently amended on November 29, 2020, applies to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including newspapers, periodicals, books, audio and video products and electronic publications. According to the Administrative Regulations on Publication, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications.

Under the Administrative Provisions on the Publications Market, which was jointly promulgated by the SAPPRFT and the MOFCOM on May 31, 2016 and became effective on June 1, 2016, any enterprise or individual who engages in publishing activities shall obtain a publishing license from SAPPRFT or its local counterpart. Without licensing, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication and be concurrently subject to fines.

Regulation Relating to Advertising, Promotion and Pricing

The principal regulations governing advertising businesses in China are the PRC Advertising Law as last amended on April 29, 2021 and the Advertising Administrative Regulations issued on October 26, 1987. These laws, rules and regulations require companies that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAMR or its local branches.

Applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Education and/or training advertisements shall not contain the following contents: (i) explicit or implicit guarantee for successful enrolment to a higher grade, passing of examination, obtaining of degree qualification or passing certificate, or the effect of education or training; (ii) explicit or implicit expression of participation by the relevant examination body or its personnel, personnel setting examination questions in the education or training; and recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image. Advertisers, advertising operators and advertising distributors are required by applicable PRC advertising laws, rules and regulations to ensure that the content of the advertisements they prepare or distribute is true and in compliance with applicable laws, rules and regulations. Violation of these laws, rules and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAMR or its local branches may revoke the violator’s license or permit for advertising business operations. In addition, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties, such as infringement of intellectual proprietary rights, unauthorized use of a name or portrait and defamation.

The Alleviating Burden Opinion requires that no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas. Further, the SAMR jointly with other government authorities promulgated the Notice on the Control of Advertisements for After-school Tutoring on November 3, 2021 which specifies such requirements under the Alleviating Burden Opinion applies to advertisements for both academic and non-academic tutoring, and relevant local authorities shall implement measures to achieve such requirements.

The PRC Pricing Law is promulgated by the SCNPC on December 29, 1997 and became effective on May 1, 1998. Pursuant to the PRC Pricing Law, an operator is prohibited from using false or misleading pricing methods to induce consumers or other operators to enter into transactions with it. Otherwise, such operator may be subject to penalties, including orders to make correction, confiscation of illegal income, fines, orders to cease operation for rectification or revocation of the business licenses.

In addition, the Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress, last amended on April 23, 2019 require that business operators shall not make false or misleading commercial promotion for the performance, functions, quality, sales, user evaluation, accolades etc. as to defraud or mislead customers.

Regulation Relating to Intellectual Property Rights

Copyright and Software Registration

The SCNPC promulgated the PRC Copyright Law in 1990 and last revised it on November 11, 2020, effective on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet software products, audio-visual works and any other intellectual achievements which comply with the characteristics of the works. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration, or the NCAC, and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.

On December 20, 2001, the State Council promulgated the Computer Software Protection Regulations which came into effect on January 1, 2002 and was last amended on January 30, 2013. These regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. In order to further implement the Computer Software Protection Regulations, the NCAC issued the Computer Software Copyright Registration Procedures on February 20, 2002, as amended on May 19, 2004, which applies to software copyright registration, license contract registration and transfer contract registration.

Patents

The SCNPC adopted the Patent Law of the PRC in 1984 and last amended it on October 17, 2020, effective on June 1, 2021. A patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant varieties or methods of nuclear transformation and substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for a design, all starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.

Trademark

Trademarks are protected by the PRC Trademark Law, which was adopted in 1982, last revised in April 2019 and became effective in November 2019, as well as its implementation rules adopted in 2002 and revised in 2014. The Trademark Office of National Intellectual Property Administration under the SAMR handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. An application for registration of a malicious trademark not for use will be rejected and those who apply for trademark registration maliciously will be given administrative penalties of warnings or fines according to the circumstances; those who file trademark lawsuits maliciously will be punished by the people’s court according to applicable laws.

Domain Name

The Administrative Measures on Internet Domain Names, or the Domain Name Measures, were promulgated by the MIIT on August 24, 2017, and came into effect on November 1, 2017. According to the Domain Name Measures, any party that has domain name root servers, and the institution for operating domain name root servers, the domain name registry and the domain name registrar within the territory of China, shall obtain a permit for this purpose from the MIIT or the communications administration of the local province, autonomous region or municipality directly under the Central Government. The registration of domain names is generally on a “first-apply-first-registration” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure.

On May 28, 2020, the National People’s Congress approved the Civil Code of PRC, which took effect on January 1, 2021. Under the Civil Code, if an offender intentionally infringes upon the intellectual property rights of others and the circumstance is severe, the infringed party shall have the right to request for the corresponding punitive compensation.

Regulation Relating to Employment, Social Insurance and Housing Fund

Employment

Pursuant to the PRC Labor Law effective from January 1, 1995 and last amended on December 29, 2018 and the PRC Labor Contract Law effective from January 1, 2008 and amended on December 28, 2012, a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the PRC government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Social Insurance

The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010 and amended on December 29, 2018, has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation, or the SAT, will become solely responsible for collecting social insurance premiums.

Housing Fund

According to the Administrative Regulations on the Administration of Housing Fund, which was promulgated on April 3, 1999 and last amended on March 24, 2019, housing fund paid and deposited both by employee themselves and their unit employer shall be owned by the employees. An employer should undertake registration of payment and deposit of the housing fund in the housing fund management center and open a housing fund account on behalf of its employees in a commissioned bank. Employers should timely pay and deposit housing fund contributions in full amount and late or insufficient payments shall be prohibited.

Regulation Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of SAFE or its local counterparts has been obtained.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was amended on December 30, 2019. According to SAFE Circular 19, the foreign exchange capital of FIEs shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of an FIE for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book- entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the FIE. The proportion of Discretionary Foreign Exchange Settlement of the foreign exchange capital of an FIE is temporarily set at 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if an FIE needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of an FIE and capital in Renminbi obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for issuance of RMB entrusted loans, repayment of inter- enterprise loans (including advances by the third party) or repayment of bank loans that have been transferred to a third party; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, was promulgated by SAFE on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides a unified standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self- discretionary basis which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-associated enterprises.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment. On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in an FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of an FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, PBOC establishes a cross-broader financing regulation system based on the capital or net assets of the micro main body under macro prudential rules, and the legal entities and financial institutions established in PRC including the branches of foreign banks registered in China but excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with relevant regulations of such system. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in PBOC Circular 9. PBOC

Circular 9 also provides that during the one-year period started from January 12, 2017, foreign-invested enterprises may choose one method to carry out cross-broader financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-broader financing in foreign currency will be determined by PBOC and SAFE.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing FIEs to obtain the ownership, control rights and management rights. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which provides that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE.

An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the FIE that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant FIE, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulation on Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules on February 15, 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. The domestic qualified agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the domestic qualified or other material changes. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

In addition, the State Administration of Taxation (“SAT”) has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation Relating to Taxation

Enterprise Income Tax

On March 16, 2007, the NPC enacted the Enterprise Income Tax Law, which was last amended on December 29, 2018, and on December 6, 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019 (or collectively, the PRC EIT Law). The PRC EIT Law applies a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualifying as “High and New Technology Enterprises” are entitled to a preferential 15% enterprise income tax rate rather than the 25% statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

Under the PRC EIT Law, an enterprise established outside China with its “de facto management body” located in China is considered a “resident enterprise”, which means it can be treated as a domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in China, or has an establishment or place of business in China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside China at the reduced rate of enterprise income tax of 10% and such income tax shall be subject to withholding at the source, where the payer shall act as the withholding agent. Dividends generated after January 1, 2008 and payable by an FIE in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.

The Notice on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or the SAT Circular 82, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the mainland China enterprise and certain other conditions are satisfied. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the mainland China resident enterprise; and (iii) it must have directly owned such required percentage in the mainland China resident enterprise throughout the 12 months prior to receiving the dividends.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers or Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, which extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Value-Added Tax

Pursuant to the Provisional Regulations on PRC Value-added Tax and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sale of services, intangible assets or immovable properties within the territory of China are also required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

Regulation Relating to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the SAMR, the China Securities Regulatory Commission, or the CSRC, and SAFE jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules requires in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise where any of the following situations exist: (i) the transaction involves an important industry in China, (ii) the transaction may affect national economic security, or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The M&A Rules, among other things, also require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The M&A Rules further requires that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds be cleared by the MOFCOM before they can be completed.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Administration Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Filing Measures, which are open for public comments until January 23, 2022.

The Draft Overseas Listing Administration Provisions, if adopted in its current form, will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities, and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the draft regulations, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. Overseas offerings and listings that are prohibited by specific laws and regulations, constitute threat to or endanger national security, involve material ownership disputes, the PRC domestic companies, their controlling shareholder or actual controller involving in certain criminal offence, or directors, supervisors and senior management of the issuer involving in certain criminal offence or administrative penalties, among other circumstances, are explicitly forbidden. As implementation rules, the Draft Overseas Listing Filing Measures specifies the filing requirement and procedures. The Draft Overseas Listing Filing

Measures provides that if the issuer meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) any of the revenue, net profit, total assets or net assets of the domestic companies accounted for more than 50% of the respective audited revenue, net profit, total assets or net assets of the issuer within the latest fiscal year; (ii) a majority of the officers responsible for management of the issuer are PRC citizens or have their usual place of residence located in mainland China, the issuer’s main place of operation is within mainland China. It is unclear based on the Draft Overseas Listing Filing Measures whether either or both of the above criteria need to be satisfied. Where an issuer makes an application for initial public offering to competent overseas regulators, the issuer must submit to the CSRC filing documents within three working days after such application is submitted. The Draft Overseas Listing Filing Measures also requires subsequent report to the CSRC on material events, such as material change in principal business and change of control.

As of the date of this annual report, the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.

Regulations on Anti-Monopoly

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2008 and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR which became effective on December 1, 2020 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this Law and examination of national security shall be carried out pursuant to the relevant provisions of the State. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration status, or fines.

On February 7, 2021, the Anti-monopoly Commission of the State Council issued the Anti-monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as classifying that concentrations involving variable interest entities shall also be subject to anti-monopoly review.

Regulations on Anti Long-Arm Jurisdiction

The MOFCOM issued the Provisions on the List of Unreliable Entities, or the MOFCOM Order No. 4 of 2020, on September 19, 2020. Pursuant to the MOFCOM Order No. 4 of 2020, the working mechanism shall, according to the investigation results and by taking the following factors into comprehensive consideration, decide whether or not to include a foreign entity concerned in the list of unreliable entities, and make an announcement on such inclusion: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; (iv) other factors that shall be taken into consideration. If a foreign entity is included in the list of unreliable entities, the working mechanism may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; (vi) Other necessary measures.

On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The working mechanism will take following factors into overall account when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; (iv) other factors that shall be taken into account. If the working mechanism determine that there exists unjustified extra-territorial application of foreign legislation and other measures, MOFCOM may issue an injunction that the relevant foreign legislation and other measures shall not be accepted, executed, or observed. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.

4.C.	Organizational Structure

The following chart shows our corporate structure, including our principal subsidiaries and VIEs as of the date of this annual report.

Zhangmen Education Inc.
(Cayman Islands)
100%
Global Online Education HK Limited
(HongKong)
Outside PRC
Inside PRC
100%
100%
Shanghai Zhangneng Information Technology Co., Ltd.
Shanghai Zhangxue Education Technology Co., Ltd.
("Shanghai Zhangxue")
Shanghai Zhangda Education Technology Co., Ltd
("Shanghai Zhangda")(2)
Shanghai Zhangshi Education and Training Co., Ltd.
("Shanghai Zhangshi")(3)
20.7%
Shenzhen Zhangmenren Education Consultation Co., Ltd.
("Shenzhen Zhangmenren")(1)
100%
Shanghai Zhangxiaomen Education Technology Co., Ltd
100%
100%
100%
Hainan Kunqiong Information Technology Co., Ltd.
Shenzhen Kunxue Education Consulting Co., Ltd.
Shanghai Kun Ge Information Consulting Co., Ltd.
Equity Interest (100%, unless otherwise specified)
Contractual arrangements, see "Corporate History and Structure-Contractual Arrangements with Our and Their Respective Shareholders"

Notes:

(1)

Shareholders of Shenzhen Zhangmenren and their respective shareholdings in Shenzhen Zhangmenren and relationship with our company are (i) Mr. Yi Zhang (62.5764%), our founder, chairman and chief executive officer; (ii) Shanghai Zhangda Education Technology Co., Ltd. (20.7022%); (ii) Mr. Teng Yu (16.7212%), our co-founder director and senior vice president; (iii) Ms. Hongxia Shao (0.0001%), our shareholder; and (iv) Ms. Xiaohong Chen (0.0001%), our shareholder.

(2)	Mr. Yi Zhang, our founder, chairman and chief executive officer is the sole shareholder of Shanghai Zhangda.
(3)	Mr. Jiajun Wu, our employee, is the sole shareholder of Shanghai Zhangshi.

Contractual Arrangements with The VIEs and The VIEs’ Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Shanghai Zhangxue is our PRC subsidiary and considered a foreign-invested enterprise (or WFOE) under PRC Laws. To comply with PRC laws and regulations, we conduct certain of our business in China through Shenzhen Zhangmenren, Shanghai Zhangshi and Shanghai Zhangda (or the VIEs),

based on a series of contractual arrangements by and among Shanghai Zhangxue, the VIEs and their respective shareholders.

Our contractual arrangements with the VIEs and their respective shareholders allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in Shanghai Zhangxue and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs, and we treat the VIEs and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the contractual arrangements by and among Shanghai Zhangxue, the VIEs and their respective shareholders. For the complete text of these contractual arrangements, please see the copies filed as exhibits to this annual report.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, as of the date of this annual report and save for the uncertainties disclosed in this annual report:

•	the ownership structures of the VIEs and Shanghai Zhangxue in China are not in violation of applicable PRC laws and regulations currently in effect; and
•

the contractual arrangements between Shanghai Zhangxue, the VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. We have been further advised by our PRC legal counsel that if the PRC government authorities find that the agreements that establish the structure for operating our value-added telecommunication services and other business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. Additionally, these contractual arrangements may not be as effective as direct ownership in providing us with effective control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under such contractual arrangements, we could be limited in our ability to enforce such contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective. Additionally, the ability of our PRC subsidiaries to pay dividends to us is limited by certain PRC legal restrictions on the payment of dividends by PRC companies and foreign exchange control, among others, which prevent us from having unfettered access to our PRC subsidiaries’ and VIEs’ revenues. Our access to the VIEs’ revenues is also limited since we do not have direct ownership in the VIEs and have to rely on the payment of service fees by the VIEs to our PRC subsidiaries. See “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Corporate Structure-If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Corporate Structure-Our current corporate structure and business operations may be affected by the Foreign Investment Law and its Implementation Rules” and “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Doing Business in China-Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Exclusive Management Services and Business Cooperation Agreement

Under the exclusive management services and business cooperation agreements, Shanghai Zhangxue has agreed to provide the following services to Shenzhen Zhangmenren:

•

provide or designate any third-party to provide, among other things, license of technology and software, development, maintenance and update of relevant software, design, installation and daily management, maintenance and update of computer network systems, hardware equipment and databases, development and test of new offerings, employee professional support and training services, market survey and research services, enterprise management consulting, lease of facilities and property and other business and technological support as needed to Shenzhen Zhangmenren;

•	the licensing of technology and software legally owned by Shanghai Zhangxue;
•	the development, maintenance and update of software involved in Shanghai Zhangxue;
•	the design, installation, daily management, maintenance and updating of computer network systems, hardware equipment and databases of Shanghai Zhangxue;
•	the development and test of new offerings, employee professional support and training services of Shanghai Zhangxue;
•

the assistance in consultancy, collection and research of technology and market information (excluding market research business that wholly foreign-owned enterprises are prohibited from conducting under PRC law;

•	the provision of market survey and research services;
•	the provision of enterprise management consulting;
•	the leasing of facilities and property; and
•	other business and technological support as needed to Shenzhen Zhangmenren from time to time to the extent permitted under PRC law.

Shenzhen Zhangmenren agrees to pay service fees to Shanghai Zhangxue in an amount equal to the income of Shenzhen Zhangmenren, deducting necessary costs and expenses acknowledged by Shanghai Zhangxue.   Without the prior written consent of Shanghai Zhangxue, Shenzhen Zhangmenren cannot accept services provided by, or establish similar cooperation relationship with, any third-party. Shanghai Zhangxue has the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. The exclusive management services and business cooperation agreement has an indefinite term, unless otherwise terminated by Shanghai Zhangxue in its sole discretion with 30 days’ prior written notice or pursuant to the mandatory requirement under PRC laws or regulations. Under no circumstances can Shenzhen Zhangmenren terminate the exclusive management services and business cooperation agreement without the written consent of Shanghai Zhangxue.

In April 2018, Shanghai Zhangxue and Shanghai Zhangda entered into an exclusive management services and business cooperation agreement, which includes terms substantially similar to the exclusive management services and business cooperation agreement relating to Shenzhen Zhangmenren as described above.

In May 2020, Shanghai Zhangxue and Shanghai Zhangshi entered into an exclusive management services and business cooperation agreement, which includes terms substantially similar to the exclusive management services and business cooperation agreement relating to Shenzhen Zhangmenren as described above.

In September 2020, Shanghai Zhangxue and Shenzhen Zhangmenren entered into an exclusive management services and business cooperation agreement to replace the exclusive management services and business cooperation agreement previously executed in April 2018.

Equity Interest Pledge Agreement

In September 2020, Shanghai Zhangxue, Shenzhen Zhangmenren and each of the shareholders of Shenzhen Zhangmenren entered into an equity pledge agreement to replace the equity pledge agreement previously executed in April 2018. Pursuant to the equity pledge agreements, each of the shareholders of Shenzhen Zhangmenren pledged all of its equity interests of Shenzhen Zhangmenren to Shanghai Zhangxue as security for performance of the obligations of Shenzhen Zhangmenren and the shareholders of Shenzhen Zhangmenren, under the exclusive management services and business cooperation agreement, the exclusive option agreement and power of attorney. During the term of the equity pledge agreement, Shanghai Zhangxue has the right to receive all of Shenzhen Zhangmenren’s dividends and profits distributed on the pledged equity. If any of the specified events of default occurs, Shanghai Zhangxue, as pledgee, will have the right to purchase, auction or sell all or part of the pledged equity interests in Shenzhen Zhangmenren and will have priority in receiving the proceeds from such disposal. Shanghai Zhangxue may transfer all or any of its rights and obligations under the equity pledge agreement to its designee(s) at any time. Shenzhen Zhangmenren and its shareholders undertake that, without the prior written consent of Shanghai Zhangxue, they will not transfer, or create or allow any encumbrance on the pledged equity interests. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive management services and business cooperation agreement, the exclusive option agreement and power of attorney.

In April 2018, Shanghai Zhangxue, Shanghai Zhangda and the sole shareholder of Shanghai Zhangda entered into an equity pledge agreement, which includes terms substantially similar to the equity pledge agreement relating to Shenzhen Zhangmenren as described above.

In May 2020, Shanghai Zhangxue, Shanghai Zhangshi and the sole shareholder of Shanghai Zhangshi, entered into an equity pledge agreement, which includes terms substantially similar to the equity pledge agreement relating to Shenzhen Zhangmenren as described above.

We have completed the registration of the equity interest pledge under the equity pledge agreement in relation to Shenzhen Zhangmenren, Shanghai Zhangda and Shanghai Zhangshi with the relevant office of the State Administration for Market Regulation in accordance with the PRC Civil Code.

Exclusive Option Agreement

In September 2020, Shanghai Zhangxue, Shenzhen Zhangmenren and each of the shareholders of Shenzhen Zhangmenren entered into an exclusive option agreement to replace the exclusive option agreement previously executed in April 2018. Under the exclusive option agreement, each of the shareholders of Shenzhen Zhangmenren has irrevocably granted Shanghai Zhangxue an exclusive call option to purchase, or designate a third-party to purchase, all or any part of his equity interests in Shenzhen Zhangmenren at a purchase price equal to the higher of (i) actual capital contribution, and (ii) the lowest price permissible by the then-applicable PRC laws and regulations. Shenzhen Zhangmenren has irrevocably granted Shanghai Zhangxue an exclusive call option to purchase, or designate a third-party to purchase, all or any part of its assets, at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. Shenzhen Zhangmenren and each of the shareholders of Shenzhen Zhangmenren covenant that, without Shanghai Zhangxue’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Shenzhen Zhangmenren; (ii) transfer or otherwise dispose of their equity interests in Shenzhen Zhangmenren; (iii) amend Shenzhen Zhangmenren’s articles of association or change Shenzhen Zhangmenren’s registered capital or change its equity interests structure; (iv) cause Shenzhen Zhangmenren to enter into any material contract to which Shenzhen Zhangmenren is a party, except in the ordinary course of business; (v) allow Shenzhen Zhangmenren to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business or those disclosed to and agreed by Shanghai Zhangxue; (vi) merge or consolidate Shenzhen Zhangmenren with any other entity or acquire or invest in any other entity; (vii) distribute any dividend; (viii) sell, transfer, mortgage or otherwise dispose of any of Shenzhen Zhangmenren’s assets or allow any encumbrance of any assets without the prior consent of Shanghai Zhangxue; or (ix) terminate, liquidate or dissolve Shenzhen Zhangmenren unless otherwise provided by PRC laws and regulations. The exclusive option agreement remains effective until all of the equity interests in or all of the assets of Shenzhen Zhangmenren are transferred to Shanghai Zhangxue in the manner provided in the exclusive option agreements. Under no circumstances can Shenzhen Zhangmenren or any of its shareholders unilaterally terminate the exclusive option agreement unless otherwise provided by mandatory PRC laws and regulations.

In April 2018, Shanghai Zhangxue, Shanghai Zhangda and the sole shareholder of Shanghai Zhangda entered into an exclusive option agreement, which includes terms substantially similar to the exclusive option agreement relating to Shenzhen Zhangmenren as described above.

In May 2020, Shanghai Zhangxue, Shanghai Zhangshi and the sole shareholder of Shanghai Zhangshi, entered into an exclusive option agreement, which includes terms substantially similar to the exclusive option agreement relating to Shenzhen Zhangmenren as described above.

Powers of Attorney

In September 2020, each of the shareholders of Shenzhen Zhangmenren granted an irrevocable power of attorney to replace the irrevocable powers of attorney previously executed in April 2018. Pursuant to the power of attorney, each of the shareholders of Shenzhen Zhangmenren irrevocably authorized Shanghai Zhangxue or its designee(s) to act on its behalf as proxy attorney, to the extent permitted by law, to exercise all rights of shareholder concerning all the equity interest held by each of the shareholders in Shenzhen Zhangmenren, including but not limited to proposing to convene or attend shareholders meetings, receiving any notice about the convening of the shareholders meeting and related procedures, signing written resolutions, voting at such meetings, nominating and appointing directors and selling, transferring, pledging or disposing of all the equity held in part or in whole, and exercising all other rights as shareholder. The power of attorney issued by each of the shareholders of Shenzhen Zhangmenren will remain in force for so long as the shareholder remains a shareholder of Shenzhen Zhangmenren.

In April 2018, the sole shareholder of Shanghai Zhangda granted an irrevocable power of attorney, which includes terms substantially similar to the powers of attorney relating to Shenzhen Zhangmenren as described above.

In May 2020, the sole shareholder of Shanghai Zhangshi granted an irrevocable power of attorney, which includes terms substantially similar to the powers of attorney relating to Shenzhen Zhangmenren as described above.

Spousal Consent Letters

In September 2020, each spouse of the individual shareholders of Shenzhen Zhangmenren signed a spousal consent letter to replace the spousal consent letter signed in April 2018. Pursuant to the consent letters, each spouse of the individual shareholders of Shenzhen Zhangmenren unconditionally and irrevocably agreed that the equity interest in Shenzhen Zhangmenren held by and registered in the name of such shareholder be disposed of in accordance with the power of attorney, the equity pledge agreement, and the exclusive option agreement described above, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his or her spouse. Additionally, the signing spouse agreed not to assert any rights over the equity interest in Shenzhen Zhangmenren held by the shareholder. In addition, in the event that the signing spouse obtain any equity interest in Shenzhen Zhangmenren held by the shareholders for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

In April 2018, the spouse of the sole shareholder of Shanghai Zhangda signed a spousal consent letter, which includes terms substantially similar to the consent letter relating to Shenzhen Zhangmenren as described above.

In December 2020, the spouse of the sole shareholder of Shanghai Zhangshi signed a spousal consent letter, which includes terms substantially similar to the consent letter relating to Shenzhen Zhangmenren as described above.

4.D.	Property, Plant and Equipment

Our principal executive offices are located in Shanghai, China, and we have also leased offices in a number of other cities in China, where we operate with an aggregate of approximately 10,245 square meters as of December 31, 2021. We lease all of the facilities that we currently occupy from independent third parties. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3.D. Risk Factors” and elsewhere in this annual report.

The following includes discussion of certain of our key performance metrics for the periods indicated. See Introduction in this annual report for the definition of these metrics and a description of how they are calculated.

5.A.	Operating Results

Overview

Our results of operations and financial condition are affected by the general factors driving China’s online education industry. We have benefited from China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of households, and increased penetration of internet and mobile applications in China. At the same time, our results are subject to changes in the regulatory regime governing China’s education industry, particularly uncertainties relating to online education services. The PRC government regulates various aspects of our business and operations, including the qualification, licensing or filing requirements for entities that provide online education services and limitations on foreign investments in the online education industry. See “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business and Industry-We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our business operations in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.” and “Item 3. Key Information-3.D. Risk Factors- Risks Relating to Our Business and Industry-Significant uncertainties exist in relation to interpretation and implementation of, or proposed changes to, PRC laws, regulations and policies regarding the private education industry, which may materially and adversely affect our business, financial condition and results of operations. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our business, financial condition, results of operations and prospect.”

We have historically generated a significant portion of our net revenues from the Academic AST Business. In 2021, the net revenues from our Academic AST Business accounted for approximately 45.5% of our total net revenues. In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we have terminated our Academic AST Business. As a result of such termination, we ceased to offer new Academic AST courses to students, while the delivery of Academic AST courses that were previously sold is expected to be completed in compliance with the relevant laws and regulations.

We continue to offer one-on-one and small-class after-school tutoring services covering high school academic subjects and STEAM subjects (the “Continued After-School Tutoring Services”). In 2021, the net revenues from our Continued After-School Tutoring Services represented approximately 54.5% of our total net revenues. The net revenues for Continued After-School Tutoring Services increased significantly from RMB1,935.1 million in 2019 to RMB2,398.2 million in 2021. Our growth in net revenues from our Continued After-School Tutoring Services was historically, and is expected in the near future to be, primarily driven by growth in the paid student enrollments and the levels of tuition fees we charge for such services. The paid student enrollments for Continued After-School Tutoring Services increased from 218,749 in 2019 to 258,769 in 2020, and further to 337,731 in 2021. We will continue to provide personalized after-school tutoring services and further enhance students’ learning experience by implementing our localization strategy, refining our education materials, and strengthening our personalization and recommendation technologies.

As part of our business transition in order to adapt to the recent adverse regulatory changes to the online education industry in China, we recently launched our education-centric SaaS solution, namely OutClass, which is aimed to empower the educational institutions in China and overseas. Going forward, we expect to generate significant revenues from offering education-centric SaaS solutions. We plan to monetize our education-centric SasS solutions mainly from receiving the technical fees from the provision of education platform software services to public schools and education institutions.

The shift in our strategic focus will require us to continuously invest in technological advancement and product innovations. While we may continue to maintain a sizable sales and marketing crew to market our new initiatives and build new customer relationships, we expect our sales and marketing expenses to reduce in the short term as a result of the recent regulatory requirements. For the years ended December 31, 2019, 2020 and 2021, our channel and branding expenses (included in our selling and marketing expenses) amounted to RMB882.3 million, RMB1,067.3 million and RMB855.2 million, respectively. As we continue to refine our cost structure and better monetize our expertise in technologies, we believe such efforts will fuel our long-term sustainable growth and profitability.

Impacts of COVID-19

The COVID-19 pandemic has broadly affected China’s education industry. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices and schools across China. Given the strict quarantine measures put in place during this period, normal economic activity throughout China was sharply curtailed and normal in-school education was temporarily suspended. Substantially all of our revenues and our workforce are concentrated in China. Consequently, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy, our results of operations and financial performance may be adversely affected. Since we lease offices in certain Chinese cities to support our online after-school tutoring service operation, research and development and daily operations, the COVID-19 outbreak caused temporary office closures and rotation arrangements, resulting in lower work efficiency and productivity. We also incurred insignificant costs in relation to the measures we took to reduce the impact of this epidemic outbreak, including purchasing personal protective equipment, upgrading our technology system to support the growth in online courses, monitoring our employees’ health, and rotation arrangements to avoid infection transmission. These costs were immaterial to our business and results of operations.

Due to the public health concerns and the need for higher efficiency from relevant governmental authorities, schools and other stakeholders in the education industry, there has been an accelerating demand for online after school tutoring services in China since the outbreak of COVID-19. During the COVID-19 lock-down period, many students were prompted to engage in online education as they study at home, and an increasing number of parents and students therefore realized the efficiency and the effectiveness of online education, which accelerated the shift to online education.

While the outbreak of COVID-19 has come under control in the PRC since the second quarter of 2020, there was a significant rise in COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in various cities in China in early 2022. The local governments of the affected cities, including Shanghai, have reinstated certain COVID-related measures, including travel restrictions and stay-at-home orders. As a company headquartered in Shanghai, our results of operations and financial outlook may be adversely affected by the COVID-19 outbreak. Since we lease offices in certain Chinese cities to support our online after-school tutoring service operation, research and development and daily operations, the COVID-19 outbreak caused temporary office closures and rotation arrangements, resulting in lower work efficiency and productivity. We also incurred insignificant costs in relation to the measures we took to reduce the impact of the COVID outbreak, including purchasing personal protective equipment, upgrading our technology system to support the growth in online courses, monitoring our employees’ health, and rotation arrangements to avoid infection transmission. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in future periods will depend on the future developments of the COVID-19 outbreak, including any potential future variants of the virus, the effectiveness of the mass vaccination programs, the development in medical treatment and other actions taken to contain its spread, which are highly uncertain and unpredictable. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected.

For more information, see “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business and Industry-We face risks related to natural and other disasters, health epidemics, and other extraordinary events, such as the COVID-19 pandemic, which could significantly disrupt our operations.” and “Item 3. Key Information-3.D. Risk Factors-A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business and results of operations.”

Key Components of Results of Operations

Net Revenues

In 2019, 2020 and 2021, we derived substantially all of our net revenues from the course fees that we charge to our students for our one-on-one courses. In 2020, we also started to generate a small portion of our net revenues from delivering small-class courses to our students. Our other net revenues consist of course fees from our other tutoring programs, including our STEAM courses, early childhood education, large-class courses and AI courses. The following table sets forth a breakdown of our total net revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
One-on-one courses	2,507,556	94.0	3,739,564	93.1	3,831,729	601,282	87.0
Small-class courses	-	-	62,714	1.6	272,265	42,724	6.2
Others	161,179	6.0	216,151	5.3	300,233	47,113	6.8
Total net revenues	2,668,735	100.0	4,018,429	100.0	4,404,227	691,119	100.0

We generally collect tuition fees in advance, which we initially record as deferred revenues. We recognize revenues generated from our courses proportionally as the classes are delivered.

In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we have recently terminated our Academic AST Business.  In 2021, the net revenues from our Academic AST Business accounted for approximately 45.5% of our total net revenues. After the termination of such Academic AST Business, our one-on-one and small-class course offerings mainly cover high school academic subjects from which we continue to generate tuition revenues from students.

Cost of revenues

Our cost of revenues primarily consists of teacher compensation costs and others. We expect our cost of revenues to decrease in absolute amounts in the foreseeable future as a result of our termination of Academic AST Business, partially offset by the increased cost of revenues due to the launch of OutClass. The following table sets forth the components of our cost of revenues by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
Teacher compensation costs	1,544,840	57.9	2,081,220	51.8	2,237,329	351,086	50.8
Others	106,364	4.0	122,746	3.0	171,976	26,987	3.9
Total	1,651,204	61.9	2,203,966	54.8	2,409,305	378,073	54.7

Teacher compensation costs. Our teacher compensation costs primarily include base salaries and additional compensation calculated based on hourly rates and the total number of class hours in connection with the courses delivered by our teachers.

Others. Our other cost of revenues primarily includes costs of teaching materials, course content development costs, and bandwidth costs.

Operating expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses, and general, administrative expenses and lease termination loss. The following table sets forth the components of our operating expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	2,171,875	81.4	2,577,259	64.1	2,596,244	407,407	58.9
Research and development expenses	237,290	8.9	317,873	7.9	389,450	61,113	8.8
General and administrative expenses	193,732	7.3	207,617	5.2	357,924	56,166	8.1
Lease termination loss	-	-	-	-	67,413	10,579	1.5
Total	2,602,897	97.6	3,102,749	77.2	3,411,031	535,265	77.3

Sales and marketing expenses. Our sales and marketing expenses primarily consist of (1) salaries and welfare for sales and marketing personnel and teachers’ compensation for trial courses, (2) channel and branding expenses, including expenses relating to our online traffic acquisition channels and marketing and branding activities, and (3) other expenses associated with our sales and marketing activities, including rental expenses, and depreciation and amortization expenses. We expect our sales and marketing expenses to decrease in absolute amounts in the near future as we currently plan to significantly reduce our sales and marketing expenditures as a result of the recent regulatory requirements, which is partially offset by the increased sales and marketing expenses attributable to our newly launched initiatives, such as STEAM courses and our SaaS solutions, OutClass.

The following table sets forth the components of our sales and marketing expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses:
Salaries and welfare	1,060,521	39.7	1,205,116	30.0	1,428,890	224,224	32.4
Channel and branding expenses	882,300	33.1	1,067,263	26.6	855,215	134,202	19.4
Other expenses	229,054	8.6	304,880	7.5	312,139	48,981	7.1
Total	2,171,875	81.4	2,577,259	64.1	2,596,244	407,407	58.9

Research and development expenses. Our research and development expenses consist primarily of (1) salaries and welfare for technology and educational product development personnel, and (2) general expenses and depreciation expenses associated with our research and development activities. We expect our research and development expenses to increase in absolute amounts in the foreseeable future as we continue to invest substantially in product and technology developments to diversify our product and service offerings, partially offset by the decreased research and development expenses as a result of the termination of Academic AST Business.

General and administrative expenses. Our general and administrative expenses consist primarily of (1) salaries and welfare for our administrative personnel, (2) professional service fees, and (3) other general and administrative expenses, including rental, amortization and depreciation expenses. We expect our general and administrative expenses to decrease in absolute amounts in the foreseeable future as we will significantly reduce our general and administrative expenses as a result of the termination of our Academic AST Business, partially offset by increased costs related to complying with our reporting obligations as a public company under U.S. securities laws.

Taxation

Cayman Islands

We are incorporated in Cayman Islands. Under the current laws of Cayman Islands, we are not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. for the years ended December 31, 2019, 2020 and 2021.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiary, Global Online Education HK Limited., which domiciled in Hong Kong, has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to us are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to enterprise income tax on theirtaxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Shanghai Zhangxue, our WFOE, qualified as a High and New Technology Enterprise, or HNTE, in 2020, which reduced its enterprise income tax rate to 15%. Its current HNTE status is set to expire in 2023.

Our subsidiary, the VIEs and the VIEs’ subsidiaries, which were entities incorporated in the PRC (the “PRC entities”), are subject to PRC Enterprise Income Tax (“EIT”) on their taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25%. Zhangxue obtained High and New Technology Enterprise status from 2020 and accordingly was entitled to the 15% preferential tax rate if certain conditions were met. Certain of our entities are qualified as small low-profit enterprises. For the years ended December 31, 2019 and 2020, the portion of annual taxable income amount of a small low-profit enterprises which does not exceed RMB1 million shall be computed at a reduced rate of 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate; the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to enterprise income tax at 20% tax rate. For the year ended December 31, 2021, the portion of annual taxable income amount of mall low-profit enterprises which does not exceed RMB1 million shall be computed at a reduced rate of 12.5% as taxable income amount, and be subject to enterprise income tax at 20% tax rate; the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to enterprise income tax at 20% tax rate.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Corporate Structure-We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Doing Business in China- If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share/ADS data)
Net revenues	2,668,735	100.0	4,018,429	100.0	4,404,227	691,119	100.0
Cost of revenues	(1,651,204)	(61.9)	(2,203,966)	(54.8)	(2,409,305)	(378,073)	(54.7)
Gross profit	1,017,531	38.1	1,814,463	45.2	1,994,922	313,046	45.3
Operating expenses
Sales and marketing expenses	(2,171,875)	(81.4)	(2,577,259)	(64.1)	(2,596,244)	(407,407)	(58.9)
Research and development expenses	(237,290)	(8.9)	(317,873)	(7.9)	(389,450)	(61,113)	(8.8)
General and administrative expenses	(193,732)	(7.3)	(207,617)	(5.2)	(357,924)	(56,166)	(8.1)
Lease termination loss	-	-	-	-	(67,413)	(10,579)	(1.5)
Total operating expenses	(2,602,897)	(97.6)	(3,102,749)	(77.2)	(3,411,031)	(535,265)	(77.3)
Loss from operations	(1,585,366)	(59.5)	(1,288,286)	(32.0)	(1,416,109)	(222,219)	(32.0)
Interest income, net	70,330	2.6	85,262	2.1	74,240	11,650	1.7
Other income, net	12,697	0.5	163,432	4.1	89,741	14,082	2.0
Fair value change of investments and derivatives	-	-	30,213	0.8	75,008	11,770	1.7
Loss before provision for income tax	(1,502,339)	(56.4)	(1,009,379)	(25.0)	(1,177,120)	(184,717)	(26.6)
Income tax expenses	(1,700)	(0.1)	(2,967)	(0.1)	-	-	-
Net loss	(1,504,039)	(56.5)	(1,012,346)	(25.1)	(1,177,120)	(184,717)	(26.6)

Year ended December 31, 2021 compared to year ended December 31, 2020

Net revenues

Our net revenues increased from RMB4,018.4 million in 2020 to RMB4,404.2 million (US$691.1 million) in 2021. The increase was across all revenue streams, consisting of revenues from one-on-one courses, small class and others.

•

One-on-one courses. Our net revenues from our one-on-one courses increased from RMB3,739.6 million in 2020 to RMB3,831.7 million (US$601.3 million) in 2021. In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we have recently terminated our Academic AST Business. As a result, we experienced significant reductions in both paid student enrolments for one-on-one courses and the number of courses offered to our existing students. Nevertheless, we still witnessed an increase in the net revenues generated from our one-on-one courses, which was primarily driven by growth in the first half of 2021 before the publication of the PRC regulatory requirements that led to the termination of our Academic AST Business.
•

Small-class courses. Our net revenues from other small-class courses increased by 334.1% from RMB62.7 million in 2020 to RMB272.3 million (US$42.7 million) in 2021. We launched our small-class tutoring services in the third quarter of 2020.  Our paid student enrollments for small-class tutoring services were 331,744 and 743,923 in 2020 and 2021, respectively.

•	Others. Our net revenues from others increased from RMB216.2 million in 2020 to RMB300.2 million (US$47.1 million) in 2021.

Cost of revenues

Our cost of revenues increased from RMB2,204.0 million in 2020 to RMB2,409.3 million (US$378.1 million) in 2021.  This increase was primarily due to the increase in teacher compensation costs from RMB2,081.2 million in 2020 to RMB2,237.3 million in 2021, which was primarily as a result of the increase in the number of class hours delivered by our teachers, and the increase in social insurance contribution as a result of the temporary social insurance contribution exemption of RMB211.2 million we enjoyed in 2020 due to the COVID-19 pandemic.

Gross profit

As a result of the foregoing, our gross profit increased from RMB1,814.5 million in 2020 to RMB1,994.9 million (US$313.0 million) in 2021.

Operating expenses

Our total operating expenses increased from RMB3,102.7 million in 2020 to RMB3,411.0 million (US$535.3 million) in 2021.

Sales and marketing expenses.

Our sales and marketing expenses decreased from RMB2,577.3 million in 2020 to RMB2,596.2 million (US$407.4 million) in 2021. This increase was mainly driven by the increase in other sales and marketing expenses, including increase of rental expenses for our office and offline experience stores from RMB117.6 million in 2020 to RMB124.1 million (US$19.5 million) in 2021 as we opened more sales offices in the first half 2021, and the increase in salary and welfare expenses from RMB1,205.1 million in 2020 to RMB1,428.9 million, which was primarily as a result of (1) the temporary social insurance contribution exemption of RMB113.3 million (US$17.3 million) we enjoyed in 2020 due to the COVID-19 pandemic, (2) the increase of RMB87.5 million in salaries and welfare for our sales and marketing personnel, and (3) the increase of RMB23 million in the student service staff and teachers’ compensation for trial courses, partially offset by  the decrease in channel and branding expenses from RMB1,067.3 million in 2020 to RMB855.2 million  (US$134.2 million) in 2021, as we reduced our expenditures on advertising and marketing campaigns in response to the recent regulatory requirements in the second half of 2021.

Research and development expenses.

Our research and development expenses increased from RMB317.9 million in 2020 to RMB389.5 million (US$61.1 million) in 2021, which was primarily due to the increase in salaries and welfare expenses of our research and development personnel from RMB302.2 million in 2020 to RMB369.6 million (US$58.0 million) in 2021 as we continue to innovate and invest in technology to provide diversified solutions to students and the community.

General and administrative expenses.

Our general and administrative expenses increased from RMB207.6 million in 2020 to RMB357.9 million (US$56.2 million) in 2021, which was primarily attributable to (1) the increase in salaries and welfare to our general and administrative personnel from RMB90.9 million in 2020 to RMB209.1 million (US$32.8 million) in 2021, which was mainly attributable to the increase of RMB73.4 million in salaries and welfare expenses as a result of the expansion of our administrative team in the first half of 2021, and the incurrence of layoff compensation expenses of RMB48.1 million in the second half of 2021 in response to the recent regulatory developments, and (2) the increase in professional service fees from RMB38.6 million in 2020 to RMB70.7 million (US$11.1 million) in 2021, in connection with our past capital raising transactions. Such increase was partially offset by the decrease in rental expenses for office space from RMB19.1 million in 2020 to RMB10.4 million (US$1.6 million) in 2021 as we relocated our head office and closed certain of our offices to optimize our cost structure.

Lease termination loss

We incurred lease termination loss of RMB nil in 2020 and RMB67.4 million in 2021, consisting of RM41.3 million, which was related to the disposal of leasehold improvements due to termination of rental arrangements with certain sales offices in 2021, and RMB26.1 million for non-refundable leasing deposits as a result of closure of our sales offices. We closed certain of our sales offices in the second half of 2021 as a result of the recent regulatory developments and the strategic shift of our business focus.

Loss from operations

Our loss from operations increased from RMB1,288.3 million in 2020 to RMB1,416.1 million (US$222.2 million) in 2021, due to the factors above.

Other income, net

Our other income decreased from RMB163.4 million in 2020 to RMB89.7 million (US$14.1 million) in 2021, primarily due to the decrease of RMB102.7 million arising from temporary output VAT exemption from RMB144.5 million we recognized in 2020 to RMB41.8 million (US$6.5 million) in 2021, partially offset by the increase of input VAT deductions of RMB27.3million (US$4.3 million) in 2021.

Net loss

As a result of the foregoing, we incurred net loss of RMB1,012.3 million in 2020 and to RMB1,177.1 million (US$184.7 million) in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

See “Management's Discussion and Analysis of Financial Condition and Results of Operations-Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” beginning on page 100 of our prospectus filed with the Securities and Exchange Commission on June 9, 2021 pursuant to Rule 424(b)(4) under the Securities Act (Securities Act File No. 333-256281) incorporated by reference into this annual report.

Non-GAAP Financial Measure

Gross billings

Gross billings is a non-GAAP financial measure. We define gross billings for a specific period as the total amount of cash received for the sale of courses and course packages in such period, net of the total amount of refunds in such period. We generally bill our students at the time of sale of our courses and course packages and recognize revenue proportionally. We consider gross billings to be a valuable measure for monitoring the sales of our courses and course packages and the business performance of our business.

This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, its most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP measure has been provided in the financial statement tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. As gross billings has material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings as a substitute for, or superior to, net revenues prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We compensate for these limitations by relying primarily on our GAAP results and using gross billings only as a supplemental measure. The table below sets forth a reconciliation of our net revenues to gross billings for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	2,668,735	4,018,429	4,404,227	691,119
Add: VAT and surcharges	159,626	241,293	264,254	41,467
Add: ending deferred revenue	2,556,881	3,590,008	1,332,047	209,027
Add: ending refund liabilities	395,124	356,721	950,497	149,154
Less: beginning deferred revenue	1,513,164	2,556,881	3,590,008	563,351
Less: beginning refund liabilities	411,913	395,124	356,721	55,977
Gross billings (non-GAAP)	3,855,289	5,254,446	3,004,296	471,439

Seasonality

Our results of operations are subject to seasonal fluctuations in market conditions. We generally generate higher gross billings in the second and fourth quarters in a given year because of the increased paid student enrollments for the spring and fall semesters. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

5.B.	Liquidity and Capital Resources

For the year ended December 31, 2021, we reported net losses from operations of RMB1,416.1 million and net cash used in operating activities amounting to RMB3,098.7 million. As of December 31, 2021, our net current liability was RMB879.7 million. Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to reduce or eliminate its net losses in the foreseeable future. If the management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

Our deferred revenue, which amounted to RMB1,332.0 million as of December 31, 2021, does not represent potential cash outflows in the future but is expected to be recognized in revenues in the next 12 months.

These adverse conditions and events raised on substantial doubt about our ability to continue as a going concern. For the next 12 months from the issuance date of this report, we plan to continue implementing various measures to boost revenue and controlling the cost and expenses within an acceptable level. We are in the process of transitioning to a business strategy that will be focused more on the offering of the STEAM courses and the development of SaaS solutions and smart devices for students and educational institutions. Our principal sources of liquidity have been cash. As of the date of issuance of the consolidated financial statements, we have cash and cash equivalents amounted to RMB1,754.2 million.

Given the considerable gross margin ratio of our operations, the balance of deferred revenue and the principal sources of liquidity mentioned above, we assess current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. As a result, management concluded that the substantial doubt on the Company’s ability to continue as a going concern will be alleviated through the effective implementation of the business plan. Accordingly, management continues to prepare the Company’s consolidated financial statements on going concern basis.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from (used in) operating activities	75,064	344,285	(3,098,745)	(486,262)
Net cash (used in) generated from investing activities	(1,028,586)	(2,794,229)	3,912,318	613,928
Net cash generated from financing activities	788,181	1,714,285	548,868	86,130
Net (decrease) increase in cash, cash equivalents and restricted cash	(139,851)	(840,842)	1,305,698	204,892
Cash, cash equivalents and restricted cash at beginning of the year	1,812,942	1,673,091	832,249	130,598
Cash, cash equivalents and restricted cash at end of the year	1,673,091	832,249	2,137,947	335,490

To date, we have financed our operating and investing activities primarily through cash from historical equity financing activities. As of December 31, 2019, 2020 and 2021, our cash, cash equivalents and restricted cash were RMB1,673.1 million, RMB832.2 million and RMB2,137.9 million (US$335.5 million), respectively. Our cash and cash equivalents primarily consist of cash in bank and floating rate financial instruments which have original maturities of three months or less and are unrestricted as to withdrawal or use. As of December 31, 2019, 2020 and 2021, our short-term investments were RMB1,227.9 million, RMB3,717.9 million and RMB113.8 million (US$17.9 million), respectively. Short-term investments generally consist of financial products purchased from financial institutions with original maturities of over three months and less than one year.

We believe that our current cash and cash equivalents and short-term investments, including the cash provided by the initial public offering will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for the next twelve months. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

As of December 31, 2021, 40.2%, 59.7% and 0.1% of our cash and cash equivalents and restricted cash were held in China, Hong Kong, and the Cayman Islands, respectively, of which 97.4% were denominated in Renminbi, 2.6% were denominated in U.S. dollar and 0.0% were denominated in Eurodollar. As of December 31, 2021, 44.0% of our short-term investments were held in China and denominated in Renminbi. As of December 31, 2021, 19.7% of cash and cash equivalents and restricted cash and 44.0% of our short-term investments were held by the VIEs and their subsidiaries.

The COVID-19 pandemic did not result in any material impairments, allowances, charges or changes in accounting judgments on our balance sheet in 2020. In addition, the COVID-19 pandemic did not result in any change to the terms and conditions of our existing obligations, nor did it have any material negative effect on our ability to timely service them.

Although we consolidate the results of our variable interest entities and their subsidiaries, we only have access to the assets or earnings of our variable interest entities and their subsidiaries through our contractual arrangements with our variable interest entities and their shareholders. See “Item 4. Information the Company – 4.C. Organizational Structure – Contractual Arrangements with The VIEs and The VIEs’ Respective Shareholders.”

Substantially all of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and/or certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from the initial public offering to make loans or capital contributions to our PRC subsidiaries. We expect to invest substantially all of the proceeds from the initial public offering in our PRC operations for general corporate purposes within the business scopes of our PRC subsidiaries and the VIEs. See “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Doing Business in China-PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of the initial public offering to make loans or additional capital contributions to our PRC subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Operating activities

Net cash used in operating activities in 2021 was RMB3,098.7 million (US$486.3 million). The difference between net cash used in operating activities and net loss of RMB1,177.1 million (US$184.7 million) in the same period was due to adjustments for non-cash items that primarily include depreciation of property and equipment of RMB27.5 million, share-based compensation of RMB42.3 million, lease termination loss of RMB67.4 million, non-cash lease expenses of RMB132.0 million and loss of disposal of property and equipment of RMB5.6 million, against a decrease in working capital mainly resulted from a decrease of RMB2,258.0 million in deferred revenue and an increase of RMB593.8 million in refund liability, as a result of reduction of paid student enrollments in the second half 2021 in response to the Alleviating Burden Opinion, and a decrease of RMB319.9 million in other current liabilities as we reduced marketing and promotion service fees as a result of the recent regulatory developments.

Net cash generated from operating activities in 2020 was RMB344.3 million. The difference between net cash provided by operating activities and net loss of RMB1,012.3 million in the same period was due to adjustments for non-cash items that primarily include depreciation of property and equipment of RMB29.0 million, and share-based compensation of RMB20.5 million, partially offset by the fair value change of derivative instruments of RMB22.4 million, fair value change of investments of RMB7.8 million, and an increase in working capital mainly resulted from an increase of RMB1,033.1 million in deferred revenue due to our rapid business expansion that resulted in greater cash receipts received in advance of providing courses to students, an increase of RMB213.9 million due to accrued payroll and human resource expenses, and an increase of RMB207.6 million in other current liabilities attributable to increase in accrued marketing and promotion service fees, partially offset by an increase of RMB67.4 million in prepaid expenses and other current assets due to the increase in receivables from third party payment platforms.

Net cash generated from operating activities in 2019 was RMB75.1 million. The difference between net cash provided by operating activities and net loss of RMB1,504.0 million in the same period was due to adjustments for non-cash items that primarily include depreciation of property and equipment of RMB24.7 million, and share-based compensation of RMB7.4 million, and an increase in working capital mainly resulted from an increase of RMB1,043.7 million in deferred revenue and an increase in accrued payroll and other human resource expenses of

RMB410.0 million due to our rapid business expansion, and an increase of RMB60.1 million in other current liabilities attributable to increase in accrued marketing and promotion service fees.

Investing activities

Net cash generated from investing activities in 2021 was RMB3,912.3 million (US$613.9 million), primarily due to proceeds of RMB11,756.2 million and RMB250.0 million from maturity of short-term investments and long-term investments, respectively, partially offset by purchase of short-term investments of RMB8,051.4 million and purchase of property and equipment of RMB42.5 million.

Net cash used in investing activities in 2020 was RMB2,794.2 million, primarily due to RMB3,748.8 million used in purchase of short-term investments and RMB250.0 million used in purchase of long-term investments, partially offset by RMB1,227.9 million in proceeds from maturity of short-investments.

Net cash used in investing activities in 2019 was RMB1,028.6 million, primarily due to RMB1,227.9 million used in purchase of short-term investments, partially offset by RMB230.0 million proceeds from maturity of short-term investments.

Financing activities

Net cash generated from financing activities in 2021 was RMB548.9 million (US$86.1 million), primarily due to proceeds of RMB291.6 million raised from issuance of our Series G convertible redeemable preferred shares and proceeds of RMB269.2 million raised from issuance of our Class A ordinary shares in our initial public offering.

Net cash generated from financing activities in 2020 was RMB1,714.3 million, primarily attributable to RMB1,716.3 million in proceeds from the issuance of our Series F-2 convertible redeemable preferred shares.

Net cash generated from financing activities in 2019 was RMB788.2 million, primarily attributable to RMB789.3 million in net proceeds from the issuance of our Series E convertible redeemable preferred shares.

Material Cash Requirements

Our material cash requirements as of December 31, 2021 primarily include our capital expenditures and operating lease obligations.

Our capital expenditures are primarily related to leasehold improvements. Our capital expenditures were RMB30.7 million, RMB23.3 million and RMB44.3 million (US$7.0 million) in 2019, 2020 and 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance, including the proceeds from the initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

The following table sets forth our contractual obligations as of December 31, 2021:

	Year ending December 31,
	Total	2022	2023	2024	2025	2026 and thereafter
	(RMB in millions)
Operating lease commitments(1)	31	17	13	1	-	-

Note:

(1)	Represents minimum payments under non-cancelable operating leases related to offices.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures to support the short-term and/or long-term growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in product development services with us.

Holding Company Structure

Zhangmen Education Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries, and the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

  5.C. Research and Development, Patents and Licenses, etc.

We operate at the intersection of the education and technology industries, and our business model features integrating technology closely with education to provide a more efficient and engaging learning experience. See “Item 4. Information on the Company-4.B. Business Overview-Intellectual Property.”

5.D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.	Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Out of our significant accounting policies, which are described in Note 2 – Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Form 20-F, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgment, estimates and assumptions, including (i) revenue recognition, (ii) refund liabilities, (iii) share-based compensation, and (iv) income tax.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Valuation allowance for deferred tax assets

We account for income taxes using the liability method in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect when the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in earnings. Deferred tax assets are reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

We operate through our subsidiaries, VIEs and subsidiaries of the VIEs. The valuation allowance is considered on an individual entity basis. As of December 31, 2020 and 2021, valuation allowances on deferred tax assets are provided because we believe that it is more-likely-than-not that certain of the subsidiaries, VIEs and subsidiaries of the VIE registered in the PRC will not be able to generate sufficient taxable income in the near future, to realize the deferred tax assets carried-forwards.

As of December 31, 2020 and 2021, the total valuation allowance for deferred tax assets was RMB1,017.6 million and RMB1,234.5 million (US$193.7 million), respectively.

Refund liabilities

We measure the refund liabilities at the amount we expect to refund back to our customers as a result of our refund policy. We estimated the amount of refund liabilities considering historical refund, actual refund application received, management’s expectation of future trend of refund application, and taking into consideration of the adverse impact brought by the release of the Alleviating Burden Opinion. As December 31, 2020 and 2021, we recorded refund liabilities of RMB356.7 million and RMB950.5 million (US$149.2 million), respectively.

Uncertain tax position

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. we recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. As of December 31, 2020 and 2021, we did not have any significant unrecognized uncertain tax positions.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yi Zhang	33	Founder, Chairman and Chief Executive Officer
Teng Yu	32	Co-founder, Director and Senior Vice President
Zengchou Yan	37	Executive Officer of Finance
Jicai Qi	35	Independent Director
Mei Luo	46	Independent Director

Mr. Yi Zhang is our founder and has served as our chief executive officer since our inception, where he is in charge of our overall strategy formation and management, product development, research and development and content development, and has been our chairman of the board since November 2017. Mr. Zhang received a bachelor’s degree in electrical engineering from School of Electronic Information and Electrical Engineering of Shanghai Jiaotong University.

Mr. Teng Yu is our co-founder and has served as our senior vice president since our inception, where he is in charge of our sales and marketing function, and has been our director since November 2017. Prior to joining us, Mr. Yu worked in the marketing department of Guangzhou Longfei Software Technology Co., Ltd., a subsidiary of Global Market Group Ltd. (LON: GMC). Mr. Yu received a bachelor’s degree in electrical engineering and automation from Zhejiang University.

Mr. Yan has served as our executive officer of finance since December 2021. Prior to joining us, Mr. Yan served as the financial director for Shanghai Yiting Industrial Development Group Co. from November 2016 to April 2019, and Shanghai All Dream Network Technology Co., Ltd. from April 2019 to July 2021. Mr. Yan received a bachelor’s degree in Accounting and Finance from Anglia Ruskin University. Mr. Yan has the occupational qualification of Intermediate Accountant and Certified Management Accountant.

Mr. Jicai Qi has served as our director since June 2021. Mr. Qi has been the founding manager of Fountain Bridge Capital, where he is responsible for the management and investment of the fund, since May 2018. Mr. Qi received a bachelor’s degree in energy and power engineering from Shandong University and a master’s degree in mechanical and power engineering from Shanghai Jiao Tong University.

Ms. Mei Luo has served as our director since June 2021. Ms. Luo has been an associate professor of Professional Accounting program at the department of accounting of the School of Economics and Management, Tsinghua University, since 2009. She received a bachelor’s degree in economics and accounting from Tsinghua University, and a Ph.D. in accounting from the Haas School of Business of University of California, Berkeley.

6.B. Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of RMB3.4 million (US$0.5 million) in cash compensation to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2018 Option Plan

In June 2018, we adopted the 2018 Option Plan, as amended and restated on February 25, 2021, which we refer to as the 2018 Plan in this annual report, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business.

The maximum aggregate number of ordinary shares that may be issued pursuant to all options granted under the 2018 Plan is 93,082,225 ordinary shares. In March 2021 and May 2021, we granted an aggregation of 26,611,363  restricted shares to certain employees, directors and consultants in exchange for all of their unvested options granted under the 2018 Plan. In December, 2021, we granted 6,929,110 restricted shares to certain employees in exchange for all of their unvested options granted under the 2018 Plan. The vesting conditions and all other terms of the 2018 Plan remained unchanged. As of March 31, 2022, approximately 24,115,000 restricted shares under the 2018 Plan were not vested, and none of options were outstanding under the 2018 Plan.

The following paragraphs summarize the principal terms of the 2018 Plan.

Grant of options. The 2018 Plan permits us to grant a certain amount of options to eligible employees to subscribe for a specified number of our ordinary shares at a specified price during specified time periods.

Plan Administration. The 2018 Plan is subject to the administration of our board of directors, who shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2018 Plan.

Award Agreement. Options granted under the 2018 Plan are evidenced by an option award agreement, which is subject to all applicable terms and conditions of the 2018 Plan and may be subject to any other terms and conditions which are not inconsistent with the 2018 Plan and which the board of directors deems appropriate for inclusion in an option agreement.

Eligibility. We may grant options to employees, consultants and directors as determined by the board of directors.

Vesting Schedule. The 2018 Plan sets forth the vesting schedule as follows. Each option granted under the 2018 Plan shall be subject to a vesting schedule of a four-year period, with 25% immediately following the twelve (12) months, 25% following twenty-four (24) months, 25% following thirty-six (36) months and 25% following forty-eight (48) months, of the date of vesting commencement.

Exercise of Options. Each option agreement shall specify the date when an option becomes exercisable. No option shall be exercisable unless the optionee has signed and delivered an executed copy of the option agreement to us. Our board of directors determines the exercise price for each option grant in its absolute discretion. The date of expiration of each grant may be determined by our board of directors, which should not be later than the tenth anniversary of the date of grant in respect of such option.

Transfer Restrictions. Options granted under the 2018 Plan shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge by the optionee unless (i) transferred to us, (ii) transferred by gift to “immediate family” of the optionee, (iii) transferred to or exercised by the optionee’s beneficiary, or, in the absence of a validly designated beneficiary, transferred by will or the laws of descent and distribution, if the optionee dies, (iv) transferred on behalf of the optionee by the optionee’s duly authorized legal representative, if the optionee has suffered a disability, or (v) subject to the prior approval of the committee, transferred to one or more natural persons who are the optionee’s family members or entities owned and controlled by the optionee and/or the optionee’s family members, on the condition that the committee receives evidence satisfactory to it that such transfer is being made for estate and/or tax planning purposes and on a basis consistent with our lawful issuance of securities.

Termination and Amendment. Unless terminated earlier, the 2018 Plan has a term of ten years from its date of effectiveness. Our board of directors may amend, suspend or terminate the 2018 Plan at any time and for any reason; provided, however, that, and in addition to any other shareholder vote required under the Articles or applicable law, any amendment, suspension or termination of the 2018 Plan shall be subject to the approval of our shareholders according to our articles of association if it materially changes the class of persons who are eligible for the grant of options.

2021 Share Incentive Plan

In May 2021, we adopted the 2021 Share Incentive Plan, effective upon the SEC’s declaration of effectiveness of the Form F-1, which we refer to as the 2021 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued under the 2021 Plan shall initially by be 38,000,000 ordinary shares, plus an annual increase on the first day of each fiscal year of our company during the term of this 2021 Plan commencing with the fiscal year beginning January 1, 2022, by (i) an amount equal to 1% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, or (ii) such number of Shares as may be determined by our board of directors. As of the March 31, 2022, none of options were outstanding under the 2021 Plan.

The following paragraphs describe the principal terms of the 2021 Plan:

Types of Awards. The 2021 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2021 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participants other than in accordance with the exceptions provided in the 2021 Plan, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2021 Plan. Unless terminated earlier, the 2021 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the participants.

As of March 31, 2022, none of the options under our Share Incentive Plans were granted to our directors and executive officers.

As of March 31, 2022, our employees other than members of our senior management as a group held unvested restricted shares of approximately 24,115,000, with exercise prices ranging from RMB0.0005 to RMB0.025 per share.

6.C.	Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the NYSE rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service. For the details of the employment agreements with our executive officers, see “-6.B. Compensation-Employment Agreements and Indemnification Agreements.”

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mei Luo and Jicai Qi. Mei Luo is the chairperson of our audit committee. We have determined that Mei Luo and Jicai Qi satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Mei Luo qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•	reviewing and approving all proposed related party transactions;
•	meeting separately and periodically with management and the independent auditors; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Teng Yu and Mei Luo. Teng Yu is the chairperson of our compensation committee. We have determined that Mei Luo satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
•	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yi Zhang and Jicai Qi. Yi Zhang is the chairperson of our nominating and corporate governance committee. Jicai Qi satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
•	declaring dividends and distributions;
•	appointing officers and determining the term of office of the officers;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as their office is vacated or where they are removed from office by an ordinary resolution of our shareholders. The service of our independent directors may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association. Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or applicable NYSE rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

6.D.	Employees

We had 3,558 full-time employees as of December 31, 2021. All of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2021:

Function	Number of Employees	Percentage of Total
Teaching and content development	3,036	85.3%
Education program consultants	99	2.8%
Student service staff	79	2.2%
Technology and product development	206	5.8%
General and administrative	138	3.9%
Total	3,558	100.0%

We enter into employment contracts with our full-time employees which contain standard confidentiality and non-compete provisions. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

In addition, as of December 31, 2021, we had 16,502 part-time teachers, and 17 education program consultants and 867 student service staff supplied by third-party service providers. We engage third-party service providers through service agreements to help us recruit, train and manage teachers, student service staff and sales and marketing personnel. Under the service agreements, the third-party service providers agree to choose appropriate candidates based on our requests, provide necessary training to these personnel and manage them to follow our protocols. We settle payment of service fees to these third-party service providers generally on a monthly basis. The service agreements generally have a term of one to two years and may be renewed based on mutual consent. These teachers, student service staff and sales and marketing personnel enter into employment or service contracts with the third-party service providers and are not our employees. The service agreements between the third-party service providers and us, as well as the employment or service contracts between the third-party service providers and these personnel, contain confidentiality provisions governing their services to us. For risks relating to such arrangements under PRC labor law, see “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business and Industry-Increases in labor costs and compliance with stricter labor laws in the PRC may adversely affect our business and results of operations.”

In response to the recent regulatory requirements, we have further optimized our teachers’ utilization and adjusted our faculty structure to strategically increase the proportion of part-time teachers. As a result, the number of our full-time employees, particularly the number of our full-time teachers, decreased significantly from 2020 to 2021.

Under the applicable regulations in China, we are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of the salaries, bonuses and certain allowances of employees, up to a maximum amount specified by the local governments in China from time to time at locations where our employees are based.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

6.E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers; and
•	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class voting structure. The calculations in the table below are based on 1,440,382,877 ordinary shares outstanding (on an as-converted basis) as of March 31, 2022, consisting of 1,245,504,866 class A ordinary shares and 194,878,011 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2022
	Class A		Class B
	Ordinary Shares		Ordinary Shares		Total ordinary shares		Voting Power
	Number	%	Number	%	Number	%	%***
Directors and Executive Officers: †
Yi Zhang(1)	-	-	194,878,011	100.0	194,878,011	13.5	82.4
Teng Yu(2)	84,518,827	6.8	-	-	84,518,827	5.9	1.2
Zengchou Yan	-	-	-	-	-	-	-
Jicai Qi	-	-	-	-	-	-	-
Mei Luo	-	-	-	-	-	-	-
Principal Shareholders:
Genesis Capital Entities(3)	223,340,534	17.9	-	-	223,340,534	15.5	3.1
Ultimate Vitor II Holdings Limited (1)	-	-	194,878,011	100.0	194,878,011	13.5	82.4
Demantoid Gem Holdings Limited(4)	145,328,198	11.7	-	-	145,328,198	10.1	2.0
Wenwei Entities(5)	87,788,787	7.0	-	-	87,788,787	6.1	1.2
CMC Entities(6)	86,772,609	7.0	-	-	86,772,609	6.0	1.2
Smart Fish II Holdings Limited(2)	84,518,827	6.8	-	-	84,518,827	5.9	1.2
SVF II ZEAL SUBCO (DE) PTE. LTD.(7)	84,412,769	6.8	-	-	84,412,769	5.9	1.2
Shanghai Huasheng Lingfei Equity Investment (Limited Partnership) (8)	76,667,113	6.2	-	-	76,667,113	5.3	1.1

Notes:

*	Aggregate number of shares account for less than 1% of our total ordinary shares outstanding as of March 31, 2022.
**

Except as indicated otherwise below, the business address of our directors and executive officers is No.1666 North Sichuan Road, Gaobao Building, Hongkou District, Shanghai, The People’s Republic of China.

***

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to thirty votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)

Represents 194,878,011 Class B ordinary shares held by Ultimate Vitor II Holdings Limited, a British Virgin Islands company. Ultimate Vitor II Holding Limited is controlled by the Ultimate Vitor Family Trust, a trust established under a trust deed between Mr. Yi Zhang as settlor and TMF (Cayman) Ltd. as trustee. Mr. Zhang is the settlor and the sole beneficiary of the Ultimate Vitor Family Trust. Under the terms of the trust deed of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, such Class B ordinary shares held by Ultimate Vitor II Holdings Limited. Mr. Zhang is the sole director of Ultimate Vitor II Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Zhang may be deemed to beneficially own all of the Class B ordinary shares held of record by Ultimate Vitor II Holdings Limited. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

(2)

Represents 84,518,827 Class A ordinary shares held by Smart Fish II Holdings Limited, a British Virgin Islands company. Smart Fish II Holdings Limited is controlled by the Fish Family Trust, a trust established under a trust deed between Mr. Teng Yu as settlor and TMF (Cayman) Ltd. as trustee. Mr. Yu is the settlor and the sole beneficiary of the Fish Family Trust. Under the terms of the trust deed of this trust, Mr. Yu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, such Class A ordinary shares held by Smart Fish II Holdings Limited. Mr. Yu is the sole director of Smart Fish II Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Teng Yu may be deemed to beneficially own all of the Class A ordinary shares held of record by Smart Fish II Holdings Limited.

(3)

Represents (i) 77,494,816 Class A ordinary shares held by Genesis Capital I LP, a Cayman Islands exempted limited partnership, (ii) 13,183,129 Class A ordinary shares held by YSC Education (BVI) Limited, a British Virgin Islands limited liability company, (iii) 128,749,605 Class A ordinary shares held by YSC Education I (BVI) Limited, a British Virgin Islands limited liability company, and (iv) 3,912,984 Class A ordinary shares held by Genesis Capital II LP, according to the Schedule 13G filed jointly by them and their affiliates with the SEC on February 10, 2022. The registered address of Genesis Capital I LP and Genesis Capital II LP is Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands. The registered address of YSC Education (BVI) Limited and YSC Education I (BVI) Limited is Coastal Building, Wickham’s Cay II, P. 0. Box 2221, Road Town, Tortola, British Virgin Islands. Genesis Capital I LP’s general partner is Genesis Capital Ltd, whose registered address is 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands. Genesis Capital Ltd is the general partner of Genesis Capital I LP. Genesis Capital Ltd is wholly owned by Yuan Capital Ltd., which is wholly owned by Mr. Zhijian Peng. YSC Education (BVI) Limited is controlled by Genesis Capital I LP. Genesis Capital Ltd is the general partner of Genesis Capital I LP. Genesis Capital Ltd is wholly owned by Yuan Capital Ltd, which is wholly owned by Mr. Zhijian Peng. YSC Education I (BVI) Limited is controlled by Genesis Capital II LP. Genesis Capital II Ltd is the general partner of Genesis Capital II LP. Genesis Capital II Ltd is wholly owned by Yuan Capital Ltd, which is wholly owned by Mr. Zhijian Peng.

(4)

Represents 145,328,198 Class A ordinary shares held by Demantoid Gem Holdings Limited (“Demantoid”), a British Virgin Islands limited liability company, according to the Schedule 13G filed jointly by it and its affiliates with the SEC on February 14, 2022. The registered address of Demantoid is Tricor Services (BVI) Limited, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P. (“WP XII Callisto”) holds 9.0605% of the equity interests of Demantoid. Warburg Pincus (Europa) Private Equity XII (Cayman), L.P. (“WP XII Europa”) holds 9.902% of the equity interests of Demantoid. Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P. (“WP XII Ganymede”) holds 13.243% of the equity interests of Demantoid. Warburg Pincus Private Equity XII-B (Cayman), L.P. (“WP XII-B”) holds 6.4615% of the equity interests of Demantoid. Warburg Pincus Private Equity XII-D (Cayman), L.P. (“WP XII-D”) holds 0.9295% of the equity interests of Demantoid. Warburg Pincus Private Equity XII-E (Cayman), L.P. (“WP XII-E”) holds 5.305% of the equity interests of Demantoid. Warburg Pincus XII Partners (Cayman), L.P. (“Warburg Pincus XII Partners”) holds 3.361% of the equity interests of Demantoid. WP XII Partners (Cayman), L.P. (“WP XII Partners”) holds 1.7375% of the equity interests of Demantoid. Warburg Pincus China Partners (Cayman), L.P. (“WPC Cayman”) holds 4.313% of the equity interests of Demantoid. Warburg Pincus China (Cayman), L.P. (WPCP Cayman”) holds 45.687% of the equity interests of Demantoid. Warburg Pincus LLC, a New York limited liability company (“WP LLC”), is manager of certain private equity funds, including WP Funds. Warburg Pincus (Cayman) XII, L.P. ( “WP XII Cayman GP”) is the general partner of WP XII Callisto, WP XII Europa, WP XII Ganymede, WP XII-B, WP XII-D, WP XII-E, Warburg Pincus XII Partners and WP XII Partners. Warburg Pincus (Cayman) XII GP LLC, a Delaware limited liability company ( “WP XII Cayman GP LLC ”), is the general partner of WP XII Cayman GP. Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WPP II Cayman”), is the sole member of WP XII Cayman GP LLC. Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company (“WP Bermuda GP”), is the general partner of WPP II Cayman. Warburg Pincus (Cayman) China GP, L.P., a Cayman Islands exempted limited partnership (“WPC Cayman GP”), is the general partner of WPC Cayman and WPCP Cayman. Warburg Pincus (Cayman) China GP LLC, a Delaware limited liability company (“WPC Cayman GP LLC” ), is the general partner of WPC Cayman GP. WPP II Cayman is the managing member of WPC Cayman GP LLC. WP Bermuda GP is the general partner of WPP II Cayman. Charles R. Kaye is the Managing General Partner of WP, Ultimate General Partner of WP XI-C, WP XI Asia, Managing Member and Chief Executive Officer of WP LLC and may be deemed to control the Warburg Pincus entities. Mr. Kaye disclaims beneficial ownership of all shares held by the Warburg Pincus entities. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017.

(5)

Represents 87,788,787 Class A ordinary shares held by Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC, according to the Schedule 13G filed jointly by it and its affiliates with the SEC on February 14, 2022. The registered address of Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership) is Room 1125, No. 35, Rijing Road, Shanghai Pilot Free Trade Zone, China. Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership)’s general partner is Shunwei Capital Venture Investment Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone, whose general partner is Lhasa Economic and Technological Development Zone Shunwei Capital Investment Consulting Co., Ltd. Lhasa Economic and Technological Development Zone Shunwei Capital Investment Consulting Co., Ltd. is controlled by Mr. Jun Lei, who holds more than 50% of equity interests in Lhasa Economic and Technological Development Zone Shunwei Capital Investment Consulting Co., Ltd.

(6)

Represents (i) 76,056,513 Class A ordinary shares held by CMC Zenith Holdings Limited, a Cayman Islands company, (ii) 86,772,609 Class A ordinary shares held by CMC Zenith II Holdings Limited, a Cayman Islands company and (iii) 2,867,765 Class A ordinary shares held by Studemont Delta Holdings Limited, a Cayman Islands company, according to the Schedule 13G filed jointly by them and their affiliates with the SEC on February 14, 2022. The registered address of CMC Zenith Holdings Limited, CMC Zenith II Holdings Limited and Studemont Delta Holdings Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. CMC Zenith Holdings Limited is wholly owned by CMC Zenith, L.P., whose general partner is CMC Zenith GP, L.P. CMC Zenith GP, L.P.’s general partner is CMC Capital Partners GP II, Ltd. CMC Zenith II Holdings Limited is wholly owned by Alpha Plus Fund, L.P., whose general partner is Alpha Plus Fund GP, Ltd. Studemont Delta Holdings Limited is wholly owned by Studemont Delta, L.P., whose general partner is Studemont Delta GP Ltd. Each of CMC Capital Partners GP II, Ltd., Alpha Plus Fund GP, Ltd. and Studemont Delta GP Ltd is wholly owned by LaConfiance Investments Ltd. LaConfiance Investments Ltd is wholly owned by LeBonheur Holdings Ltd. LeBonheur Holdings Ltd is wholly owned by Brilliant Spark Holdings Limited. Brilliant Spark Holdings Limited is wholly owned by Mr. Ruigang Li.

(7)

Represents 84,412,769 Class A ordinary shares underlying 1,172,399 ADS held by SVF II Zeal Subco (DE) LLC, a Delaware limited liability company, according to the Schedule 13G filed jointly by it and its affiliates with the SEC on February 14, 2022. The registered address of SVF II Zeal Subco (DE) LLC is 251 Little Falls Drive, Wilmington, Delaware 19808. SVF II Zeal Subco (DE) LLC is SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II Zeal Subco (DE) LLC. The manager of SoftBank Vision Fund II-2 L.P. is SB Global Advisers Limited.

(8)

Represents 76,667,113 Class A ordinary shares held by Shanghai Huasheng Lingfei Equity Investment (Limited Partnership), according to the Schedule 13G filed jointly by it and its affiliates with the SEC on February 15, 2022. The registered address of Shanghai Huasheng Lingfei Equity Investment (Limited Partnership) is Building C, No. 888, Huanhu West 2nd Road, Nanhui Xincheng Town, Pudong New Area, Shanghai, China. The general partner of Shanghai Huasheng Lingfei Equity Investment (Limited Partnership) is Shanghai Huasheng Xinhang Equity Investment Management Center (Limited Partnership), the general partner of which is Shanghai Quanyuan Investment Co., Ltd. Shanghai Quanyuan Investment Co., Ltd. is controlled by Huagan (Shanghai) Business Consulting Co., Ltd., which is wholly owned by CR Investment (HK) Limited, through a series contractual arrangements. CR Investment (HK) Limited is wholly owned by CR Investments Corporation. CR Investments Corporation is wholly owned by China Renaissance Holdings Limited, a company listed on the Stock Exchange (stock code: 1911).

To our knowledge, as of March 31, 2022, 1,034,851,554 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 83.1% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in change of control of our company.

For details of our share incentive plans, see “-6.B. Compensation -Share Incentive Plans.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-6.E. Share Ownership.”

7.B.	Related Party Transactions

Contractual Arrangements

See “Item 4. Information on the Company-4.C. Organizational Structure-Contractual Arrangements with The VIEs and The VIEs’ Respective Shareholders” for a description of the contractual arrangements by and among our PRC subsidiary, the VIEs and the shareholders of the VIEs.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Share Incentive Plan.”

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

We have been and may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including allegations against us for disputes regarding sales and marketing fees and computer leasing, and potential infringement of third-party copyrights or other intellectual property rights. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time and attention. See “Item 3. Key Information-Item 3.D. Risk Factors-Risks Relating to Our Business and Industry- We may be involved in legal and other disputes from time to time arising out of our operations, which may be expensive to defend and may disrupt our business and operations.”

In November 2021, we and certain of our current and former officers and directors were named as defendants a putative securities class action filed in federal court alleging that we made material misstatements and omissions in our IPO registration statement. On April 12, 2022, the lead plaintiff in the action filed an amended complaint, alleging violations of Section 11 and Section 15 of the Securities Act of 1933 based upon alleged omissions in our IPO registration statement. We will have to defend against the putative securities class action lawsuit, including any appeals of such lawsuits should its initial defense be unsuccessful. The lawsuit is in its preliminary stages.  We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of the lawsuit. In the event that its initial defense of the lawsuits is unsuccessful, we cannot assure you that we will prevail in any appeal. Any adverse outcome of the case, including any plaintiff’s appeal of a judgment in the lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows, and reputation. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations, all of which could harm our business.

Dividend Policy

We have not previously declared or paid any cash dividend or dividend in kind and we have no plan to declare or pay any dividends in the foreseeable future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulation Relating to Foreign Exchange” and “Item 3. Key Information-3.D. Risk Factors-Risk Relating to Doing Business in China- Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description Of Securities Other Than Equity Securities-12.D. American Depositary Shares.”

8.B.	Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9. THE OFFER AND LISTING

9.A.	Offering and Listing Details

Our ADSs have been listed on the NYSE since June 9, 2021 under the symbol “ZME.” Each ADS represents nine Class A ordinary shares, par value US$0.00001 per share. Effective from December 17, 2021, we changed the ratio of our ADSs to the Class A ordinary shares from one (1) ADS representing nine (9) Class A ordinary shares to one (1) ADS representing seventy-two (72) Class A ordinary shares.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

The ADSs representing our Class A ordinary shares have been listed on the NYSE since June 9, 2021 under the symbol “ZME.”

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our MAA, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-256281) filed with the Securities and Exchange Commission on May 19, 2021. Our shareholders adopted our MAA by a special resolution on May 19, 2021, which became effective immediately prior to completion of our initial public offering of ADSs representing our Class A ordinary shares.

The following are summaries of material provisions of our MAA and the Companies Act as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

According to Clause 3 of our MAA, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act (as amended) or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than our founder, Mr. Yi Zhang, one of his affiliates or any other “Founder Affiliate” as defined in our memorandum and articles of association, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary share to any person other than Mr. Yi Zhang, one of his affiliates or any other “Founder Affiliate” as defined in our memorandum and articles of association, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefore. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to thirty (30) votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the outstanding ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present in person or by proxy, holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote such at general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;
•	the instrument of transfer is properly stamped, if required;
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and our register of members (shareholders) closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights conferred upon the holders of the shares of any class issued shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.

Our memorandum and articles of association also authorize our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series;
•	the dividend rights, dividend rates, conversion rights, voting rights; and
•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without the need for any approval or consent from, or other action by, our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•does not have to file an annual return of its shareholders with the Registrar of Companies;

•is not required to open its register of members for inspection;

•does not have to hold an annual general meeting;

•may issue negotiable or bearer shares or shares with no par value;

•may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•may register as a limited duration company; and

•may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to this exclusive forum provision. Without prejudice to the foregoing, if this exclusive forum provision is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this exclusive forum provision shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

10.E. Taxation

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of the ownership and disposition of the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to the ownership and disposition of the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Tian Yuan Law Firm, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or Class A ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or Class A ordinary shares, nor will gains derived from the disposal of the ADSs or Class A ordinary shares be subject to Cayman Islands income or corporate tax.

No stamp duty is payable in respect of the issue of the shares or an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in the PRC. Further to Circular 82, the State Administration of Taxation issued the Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of Circular 82. Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

We believe that Zhangmen Education Inc is not a PRC resident enterprise for PRC tax purposes. Zhangmen Education Inc is a company incorporated outside of the PRC. Zhangmen Education Inc is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that Zhangmen Education Inc meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that Zhangmen Education Inc is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Zhangmen Education Inc would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Zhangmen Education Inc is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Zhangmen Education Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these bulletins.

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by you if you are a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to you in light of your individual circumstances or if you are in a special tax situation, such as:

•	a bank or financial institution;
•	an insurance company;
•	a pension plan;
•	a cooperative;
•	a regulated investment company;

•	a real estate investment trust;
•	a dealer in securities;
•	a trader that elects to use a mark-to-market method of tax accounting;
•	one of certain former U.S. citizens or long-term residents;
•	a tax-exempt entity (including a private foundation);
•	a person who acquired ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
•	a person that will hold your ADSs or ordinary shares as part of a straddle, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•	a person that has a functional currency other than the U.S. dollar;
•	a person that actually or constructively owns ADSs or ordinary shares representing 10% or more of our stock (by vote or value);
•	a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, or a person holding ADSs or ordinary shares through such an entity; or
•

a person holding ADSs or ordinary shares in connection with a trade or business conducted outside the United States or in connection with a permanent establishment or other fixed place of business outside the United States,

•	in any of which cases you may be subject to tax rules that differ significantly from those discussed below.

You are urged to consult your tax advisor regarding the application of U.S. federal taxation to your particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust the income of which is subject to U.S. federal income taxation regardless of its source.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership holding our ADSs or ordinary shares or a partner therein, you are urged to consult your tax adviser regarding an investment in our ADSs or ordinary shares.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021 (the "Foreign Tax Credit Regulations") may in some circumstances prohibit you from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, if you are not eligible for United States-PRC income tax treaty (the “Treaty”) benefits, you should consult your tax adviser regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or ordinary shares. Accordingly, the discussion below with respect to foreign tax credits does not apply to you if you are in this situation.

For U.S. federal income tax purposes, it is generally expected that you will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that you will be treated in this manner. In that event, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

For U.S. federal income tax purposes, a non-U.S. corporation, such as our company, will be treated as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash generally are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we were not the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, we could be treated as a PFIC for 2021, the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the average price of the ADSs in 2021, we believe that we were not a PFIC for our taxable year ended on December 31, 2021. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact-intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. We hold a substantial amount of cash and while that continues to be the case our PFIC status for any taxable year will depend primarily on the average value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization. Because our market capitalization has declined substantially since our initial public offering, if the value of our goodwill is determined by reference to our market capitalization and the market price of our ADSs does not increase sufficiently, there is a significant risk that we will be a PFIC for our taxable year 2022, and possibly future taxable years. Moreover, it is not entirely clear how the contractual arrangements between the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIE is not treated as owned by us for these reasons. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. For these reasons, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

The discussions below under “-Dividends” and “-Sale or Other Disposition” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, the PFIC rules discussed below under “-Passive Foreign Investment Company Rules” generally will apply to you for that taxable year, and unless you make one of certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, you should expect that the full amount of any distribution we pay will generally be reported to you as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares) will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on your particular facts and circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. If you do not elect to claim a foreign tax credit for foreign taxes withheld, you may instead claim a deduction, for U.S. federal income tax purposes, in respect of those taxes, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on your particular facts and circumstances. Accordingly, you are urged to consult your tax adviser regarding the availability of the foreign tax credit in your particular circumstances.

Sale or Other Disposition

You will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation.  Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, you may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude you from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if you do not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes imposed on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. You should consult your tax adviser regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax in your particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, and unless you make a mark-to-market election (as described below), you will generally be subject to special tax rules on (i) any excess distribution that we make to you(which generally means any distribution paid during a taxable year to you that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, your holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our subsidiaries, the VIEs or any subsidiaries of the VIEs is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax adviser regarding the application of the PFIC rules to any of our subsidiaries, the VIEs or any subsidiaries of the VIEs.

As an alternative to the foregoing rules, if you hold “marketable stock” in a PFIC, you may make a mark-to-market election with respect to that stock, provided that the stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The NYSE, where the ADSs are listed, is a qualified exchange for this purpose, but there is no assurance that our ADSs will be treated as regularly traded for any relevant period. If you make this election, you will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be adjusted to reflect any income or loss resulting from the mark-to-market election. If you make a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, you will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If you make a mark-to-market election, any gain you recognize upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, if you make the mark-to-market election, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for you to make a qualified electing fund election, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If you own our ADSs or ordinary shares during any taxable year that we are a PFIC, you must generally file an annual IRS Form 8621. You should consult your tax adviser regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) you are a corporation or other “exempt recipient” or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or ordinary shares, unless the ADSs or ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). You should consult your tax adviser regarding your reporting obligations with respect to the ADSs or ordinary shares.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-256281), as amended to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-256720) to register the ADSs representing our Class A ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish Citibank, N.A., the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Substantially all of our net revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amounts we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

We entered into foreign currency derivative contracts to protect us against volatility of future cash flows caused by the changes in foreign exchange rates. Our foreign currency derivative instruments relate to foreign exchange options and forward contracts involving major currencies such as RMB and US dollar. These instruments are executed with third-party banks. For the accounting treatment of these derivatives instruments, see “Summary of Significant Accounting Policies-Derivatives instruments” of our consolidated financial statements included elsewhere in this annual report. For the year ended December 31, 2021, foreign exchange income accounted for 2.6% of our net loss.

As of December 31, 2021, we had Renminbi-denominated cash and cash equivalents and restricted cash of RMB2,082.2 million. If Renminbi had appreciated by 10% against the U.S. dollar, we would have had an increase of approximately US$37.3 million of cash and cash equivalent and restricted cash.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and financial products purchased from financial institutions. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Services	Fees

•    Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

Up to U.S.$0.05 per ADS issued
• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to U.S.$0.05 per ADS cancelled
• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S.$0.05 per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.$0.05 per ADS held
• Distribution of securities other than ADSs or rights Up to U.S. per ADS held to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S.$0.05 per ADS held
• ADS Services	Up to U.S.$0.05 per ADS held on the applicable record date(s) established by the depositary
• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S.$0.05 per ADS (or fraction thereof) transferred

•    Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S.$0.05 per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;
•

the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;
•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with foreign currency conversions, compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

PART II

ITEM 13. ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-256281), as amended, which registered 37,498,050 Class A ordinary shares represented by 4,166,450 ADSs issued and sold by us, at a public offering price of US$11.50 per ADS. The registration statement was declared effective by the SEC on June 7, 2021, for our initial public offering, which closed in June 2021. Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC were the representatives of the underwriters.

We received net proceeds of US$44.6 million from our initial public offering on June 9, 2021 and exercise of over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$6.3 million, which included US$3.4 million for underwriting discounts and commissions and US$2.9 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from June 7, 2021, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2021, we used approximately US$18.8 million of the net proceeds received from our initial public offering for marketing and brand promotions, improving our technology infrastructure, and expanding and enhancing our products and services.

We still intend to use the remainder of the net proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Executive Officer of Finance, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the material weakness identified below, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Executive Officer of Finance, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of auditing our consolidated financial statements as of December 31, 2021, we and our independent registered public accounting firm identified one material weakness as well as other control deficiencies in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting and lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements.

To remedy the identified material weakness, we have implemented, and plan to continue to (i) establish clear rules and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues, and (ii) hire additional qualified financial and accounting personnel with working experience with U.S. GAAP and SEC reporting requirements. In addition, we plan to (i) implement regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel; (ii) develop and implement a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures to be in compliance with U.S. GAAP and SEC reporting requirements; (iii) conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses, and to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework; and (iv) develop the relevant systems to improve the computerization of the operating and accounting information and also enhance the information flow between the operation and financial systems.

We intend to remediate this material weakness in multiple phases and expect that we will incur certain costs for implementing our remediation measures. We cannot assure you, however, that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information-D. Risk factors-Risks Relating to Our Business and Industry- If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately or report our financial results or prevent fraud on a timely basis, and investor confidence and the market price of our ADSs may be materially and adversely impacted.” We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2021. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mei Luo, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the NYSE. Mei Luo satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE.

ITEM 16.B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021, and posted a copy of our code of business conduct and ethics on our website at https://www.zhangmen.com/. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, namely Deloitte Touche Tohmatsu Certified Public Accountants LLP and Marcum Bernstein & Pinchuk LLP, for the periods indicated.

	Year Ended December 31,
	2020	2021
	RMB	RMB
	(in thousands)
Services:
Audit Fees(1)	4,050	5,653
Other Fees(2)	691	400
Total	4,741	6,053

(1)

Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Other Fees. Other fees mean fees incurred from professional services related to training and advisory.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Marcum Bernstein & Pinchuk LLP, our independent registered public accounting firm, including audit services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 19, 2021, we engaged Marcum Bernstein & Pinchuk LLP (“MBP”) as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ended December 31, 2021. MBP replaced Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) whose engagement was terminated by us on November 19, 2021. The change of our independent registered public accounting firm was approved by our Board and the Audit Committee of our Board, and the decision was not made due to any disagreements between us and Deloitte.

The reports of Deloitte on our consolidated financial statements for 2019 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2019 and 2020, and the subsequent period through our dismissal of Deloitte on November 19, 2021, there were no (i) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions therein) with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreements in its report on the consolidated financial statements for such periods; or (ii) “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that Deloitte advised us of one material weakness in our internal control over financial reporting related to lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting and lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements.

We provided a copy of this disclosure in Item 16.F to Deloitte and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Deloitte addressed to the SEC, dated May 2, 2022, is filed herein as Exhibit 15.5.

Prior to MBP’s engagement, neither we nor anyone on our behalf consulted MBP regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us by MBP that MBP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event.

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the NYSE, we are subject to corporate governance listing standards of NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE that listed companies must have that (a) a majority of our board of directors are independent directors, (b) the audit committee consists of at least three members, (c) the compensation committee is composed entirely of independent directors, and (d) the nominating and corporate governance committee is composed entirely of independent directors. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Class A Ordinary Shares and Our ADSs- As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.”

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Zhangmen Education Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1

Tenth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-256281), initially filed with the SEC on May 19, 2021)

2.1	Form of American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on June 3, 2021)

2.3

Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1/A (File No. 333-256281), initially filed with the SEC on June 3, 2021)

2.4

Amendment No.1 to the Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 99.(A)(I) to the registration statement on Form F-6 POS (File No. 333-256720), initially filed with the SEC on December 17, 2021)

2.5*	Description of Registrant’s Securities
4.1	2018 Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-256281), initially filed with the SEC on May 19, 2021)
4.2	2021 Share Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-256281), initially filed with the SEC on May 19, 2021)
4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)

4.5

Eighth Amended and Restated Shareholders’ Agreement dated April 21, 2021 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)

4.6

Equity Pledge Agreement among Shanghai Zhangxue, Shanghai Zhangda and shareholder of Shanghai Zhangda dated April 11, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)

Exhibit Number	Description of Document
4.7

Exclusive Management Services and Business Cooperation Agreement among Shanghai Zhangxue and Shanghai Zhangda dated April 11, 2018 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)

4.8

Exclusive Option Agreement among Shanghai Zhangxue, Shanghai Zhangda and shareholder of Shanghai Zhangda dated April 11, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)

4.9

Consent Letter granted by shareholder of Shanghai Zhangda’s spouse dated April 11, 2018 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)

4.10

Executed form of the Powers of Attorney among Shanghai Zhangxue, Shenzhen Zhangmenren and shareholders of Shenzhen Zhangmenren, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)

4.11

Executed form of the Equity Pledge Agreement among Shanghai Zhangxue, Shenzhen Zhangmenren and shareholders of Shenzhen Zhangmenren, as currently in effect, and a schedule of all executed Equity Pledge Agreement adopting the same form (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)

4.12

Exclusive Management Services and Business Cooperation Agreement among Shanghai Zhangxue and Shenzhen Zhangmenren dated September 22, 2020 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)

4.13

Executed form of the Exclusive Option Agreement among Shanghai Zhangxue, Shenzhen Zhangmenren and shareholders of Shenzhen Zhangmenren, as currently in effect, and a schedule of all executed Exclusive Option Agreement adopting the same form (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)

4.14

Executed form of the Consent Letter granted by each shareholder of Shenzhen Zhangmenren’s spouse, as currently in effect, and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)

4.15

Power of Attorney among Shanghai Zhangxue, Shanghai Zhangshi and shareholder of Shanghai Zhangshi dated May 20, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)

4.16

Equity Pledge Agreement among Shanghai Zhangxue, Shanghai Zhangshi and shareholder of Shanghai Zhangshi dated May 20, 2020 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)

4.17

Exclusive Management Services and Business Cooperation Agreement between Shanghai Zhangxue and Shanghai Zhangshi dated May 20, 2020 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)

Exhibit Number	Description of Document
4.18

Exclusive Option Agreement among Shanghai Zhangxue, Shanghai Zhangshi and shareholder of Shanghai Zhangshi dated May 20, 2020 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)

8.1*	Principle Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tian Yuan Law Firm
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of Marcum Bernstein & Pinchuk LLP, Independent Registered Public Accounting Firm
15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm
15.5*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhangmen Education Inc.
By:	/s/ Yi Zhang
Name: Yi Zhang
Title: Chairman of the Board of Directors and Chief Executive Officer

Date: May 2, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Zhangmen Education Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Zhangmen Education Inc. (the “Company”) as of December 31, 2021, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit and cash flows for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2021.

Beijing, China

May 2, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Zhangmen Education Inc. (formerly known as “Global Online Education Inc.”)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Zhangmen Education Inc. and its subsidiaries (the “Company”) as of December 31, 2020, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes and financial statement schedule in Schedule I (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

March 22, 2021

We have served as the Company’s auditor since 2021. In 2021, we became the predecessor auditor.

ZHANGMEN EDUCATION INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	721,462	2,117,006	332,204
Restricted cash	110,787	20,941	3,286
Short-term investments (including investments measured as fair value of 2,797,900 and nil as of December 31, 2020 and 2021, respectively)	3,717,900	113,757	17,853
Prepaid expenses and other current assets	261,182	229,662	36,038
Total current assets	4,811,331	2,481,366	389,381
Non-current assets
Property and equipment, net	45,085	15,107	2,370
Long-term investments	250,000	-	-
Operating lease right-of-use assets	267,117	28,605	4,489
Other non-current assets	56,802	1,978	310
TOTAL ASSETS	5,430,335	2,527,056	396,550
LIABILITIES
Current liabilities (including amounts of the consolidated VIEs without recourse to Zhangmen Education Inc. See Note 2)
Accrued payroll and other human resource expenses	991,304	970,931	152,360
Deferred revenue, current	2,498,891	1,332,047	209,027
Refund liabilities	356,721	950,497	149,154
Operating lease liabilities, current	122,325	16,157	2,535
Other current liabilities	430,826	91,477	14,355
Total current liabilities	4,400,067	3,361,109	527,431
Non-current liabilities
Deferred revenue, non-current	1,091,117	-	-
Operating lease liabilities, non-current	148,140	12,979	2,037
Other non-current liabilities	11,334	-	-
TOTAL LIABILITIES	5,650,658	3,374,088	529,468

ZHANGMEN EDUCATION INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
			(Note 2)
Commitments and Contingencies (Note 12)
MEZZANINE EQUITY (Aggregated liquidation preference of RMB 6,293,449 and RMB nil as of December 31, 2020 and 2021)
Series Seed convertible redeemable preferred shares (US$0.00001 par value; 40,449,195 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021)	4,280	-	-
Series A-1 convertible redeemable preferred shares(US$0.00001 par value; 13,748,842 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021)	52,398	-	-
Series A-2 convertible redeemable preferred shares(US$0.00001 par value; 79,703,434 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021)	302,763	-	-
Series B convertible redeemable preferred shares(US$0.00001 par value; 53,630,172 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021)	204,593	-	-
Series C-1 convertible redeemable preferred shares(US$0.00001 par value; 98,438,068 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021)	377,499	-	-
Series C-2 convertible redeemable preferred shares(US$0.00001 par value; 15,570,878 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021)	60,281	-	-
Series C-3 convertible redeemable preferred shares(US$0.00001 par value; 5,819,616 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021)	22,272	-	-
Series D convertible redeemable preferred shares(US$0.00001 par value; 207,611,712 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021)	906,356	-	-
Series E convertible redeemable preferred shares(US$0.00001 par value; 243,380,841 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021)	2,153,870	-	-
Series F-1 convertible redeemable preferred shares(US$0.00001 par value; 22,969,863 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021)	156,123	-	-
Series F-2 convertible redeemable preferred shares(US$0.00001 par value; 199,277,610 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021)	1,980,344	-	-
TOTAL MEZZANINE EQUITY	6,220,779	-	-
SHAREHOLDERS’ DEFICIT
Ordinary shares (par value of US$0.00001 per share; 4,019,399,769 shares and nil shares authorized as of December 31, 2020 and 2021; 302,844,851 and nil shares issued and outstanding as of December 31, 2020 and 2021, respectively)*	20	-	-
Class A ordinary shares (par value of US$0.00001 per share; nil and 7,000,000,000 shares authorized as of December 31, 2020 and 2021; nil shares and 1,205,870,924 shares issued and outstanding as of December 31, 2020 and 2021, respectively)*	-	77	12
Class B ordinary shares (par value of US$0.00001 per share; nil and 5,000,000,000 shares authorized as of December 31, 2020 and 2021; nil and 194,878,011 shares issued and outstanding as of December 31, 2020 and 2021, respectively)*	-	12	2
Additional paid-in capital	-	9,156,229	1,436,812
Accumulated other comprehensive loss	(86,032)	(138,873)	(21,792)
Accumulated deficit	(6,355,090)	(9,864,477)	(1,547,952)
TOTAL SHAREHOLDERS’ DEFICIT	(6,441,102)	(847,032)	(132,918)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	5,430,335	2,527,056	396,550
*The Company declared a Redesignation (Note 1) of Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares on a one-on-one basis immediately prior to the initial public offering (“IPO”). The accompanying notes are an integral part of the consolidated financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

ZHANGMEN EDUCATION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				（Note 2)
Net revenues	2,668,735	4,018,429	4,404,227	691,119
Cost of revenues	(1,651,204)	(2,203,966)	(2,409,305)	(378,073)
Gross profit	1,017,531	1,814,463	1,994,922	313,046
Operating expenses:
Sales and marketing expenses	(2,171,875)	(2,577,259)	(2,596,244)	(407,407)
Research and development expenses	(237,290)	(317,873)	(389,450)	(61,113)
General and administrative expenses	(193,732)	(207,617)	(357,924)	(56,166)
Lease termination loss	-	-	(67,413)	(10,579)
Total operating expenses	(2,602,897)	(3,102,749)	(3,411,031)	(535,265)
Loss from operations	(1,585,366)	(1,288,286)	(1,416,109)	(222,219)
Interest income, net	70,330	85,262	74,240	11,650
Other income, net	12,697	163,432	89,741	14,082
Fair value change of investments and derivatives	-	30,213	75,008	11,770
Loss before provision for income tax	(1,502,339)	(1,009,379)	(1,177,120)	(184,717)
Income tax expenses	(1,700)	(2,967)	-	-
Net loss	(1,504,039)	(1,012,346)	(1,177,120)	(184,717)
Deemed dividend (see Note 8)	-	(101,795)	-	-
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	(508,130)	(837,856)	(2,217,489)	(347,972)
Net loss available to ordinary shareholders of Zhangmen Education Inc.	(2,012,169)	(1,951,997)	(3,394,609)	(532,689)
Net loss per ordinary share
Basic and diluted	(8.86)	(6.39)	(3.66)	(0.57)
Weighted average number of shares used in calculating net loss per ordinary share
Basic and diluted	227,222,692	305,651,877	926,932,705	926,932,705

The accompanying notes are an integral part of the consolidated financial statements.

ZHANGMEN EDUCATION INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB)

	As of December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Net loss	(1,504,039)	(1,012,346)	(1,177,120)	(184,717)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	25,517	(143,876)	(52,841)	(8,292)
Total comprehensive loss attributable to Zhangmen Education Inc.	(1,478,522)	(1,156,222)	(1,229,961)	(193,009)
Deemed dividend	-	(101,795)	-	-
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	(508,130)	(837,856)	(2,217,489)	(347,972)
Total comprehensive loss attributable to ordinary shareholders of Zhangmen Education Inc.	(1,986,652)	(2,095,873)	(3,447,450)	(540,981)

The accompanying notes are an integral part of the consolidated financial statements.

ZHANGMEN EDUCATION INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(In thousands of RMB, except for share and per share data, or otherwise noted)

	Ordinary Shares*		Class A Ordinary Shares*		Class B Ordinary Shares*		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ deficit
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	196,177,766	12	-	-	-	-	-	(2,397,798)	32,327	(2,365,459)
Share issuance in relation to share-based compensation	110,013,572	8	-	-	-	-	(8)	-	-	-
Share-based compensation	-	-	-	-	-	-	7,368	-	-	7,368
Net loss	-	-	-	-			-	(1,504,039)	-	(1,504,039)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	25,517	25,517
Accretion of convertible redeemable preferred shares	-	-	-	-	-	-	(7,360)	(500,770)	-	(508,130)
Balance as of December 31, 2019	306,191,338	20	-	-	-	-	-	(4,402,607)	57,844	(4,344,743)
Share-based compensation	-	-	-	-	-	-	11,050	-	-	11,050
Net loss	-	-	-	-	-	-	-	(1,012,346)	-	(1,012,346)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(143,876)	(143,876)
Deemed dividend in connection with re-designation of convertible redeemable preferred shares (see Note 8)	-	-	-	-	-	-	(11,050)	(90,745)	-	(101,795)
Deemed repurchase of ordinary shares (see Note 8)	(3,346,487)	(0)	-	-	-	-	-	(11,536)	-	(11,536)
Accretion of convertible redeemable preferred shares	-	-	-	-	-	-	-	(837,856)	-	(837,856)
Balance as of December 31, 2020	302,844,851	20	-	-	-	-	-	(6,355,090)	(86,032)	(6,441,102)

Option exercised	50,560,029	3	-	-	-	-	145	-	-	148
Share-based compensation	-	-	-	-	-	-	22,597	-		22,597
Restricted shares vested	495,250	0	2,940,638	0	-	-	7		-	7
Net loss								(1,177,120)		(1,177,120)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(52,841)	(52,841)
Deemed repurchase of ordinary shares (see Note 8)	(23,448,013)	(2)	-	-	-	-	(4,566)	(114,778)	-	(119,346)

Accretion of convertible redeemable preferred shares and redeemable ordinary shares	-	-	-	-	-	-	-	(2,217,489)	-	(2,217,489)
Issuance of ordinary shares pursuant to initial public offerings (“IPO”)	-	-	37,498,050	2	-	-	269,199	-	-	269,201
Redesignation of ordinary shares	(330,452,117)	(21)	135,574,106	9	194,878,011	12	-	-	-	-
Conversion of convertible redeemable preferred shares and redeemable ordinary shares upon IPO	-	-	1,029,858,131	66	-	-	8,868,847	-	-	8,868,913
Balance as of December 31, 2021	-	-	1,205,870,925	77	194,878,011	12	9,156,229	(9,864,477)	(138,873)	(847,032)
Balance as of December 31, 2021 in USD	-	-	1,205,870,925	12	194,878,011	2	1,436,812	(1,547,952)	(21,792)	(132,918)

* The Company declared a Redesignation (Note 1) of Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares on a one-on-one basis immediately prior to the initial public offering (“IPO”).

The accompanying notes are an integral part of the consolidated financial statements.

ZHANGMEN EDUCATION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	(1,504,039)	(1,012,346)	(1,177,120)	(184,717)
Adjustments to reconcile net loss to net cash generated from (used in) operating activities
Depreciation of property and equipment	24,715	28,960	27,494	4,314
Amortization of finance leases	1,372	4,590	8,463	1,328
Share-based compensation	7,368	20,520	42,254	6,631
Noncash lease expenses	102,252	118,214	132,000	20,714
Loss of disposal of property and equipment	-	288	5,555	872
Lease termination loss	-	-	67,413	10,579
Fair value change of investments	-	(7,820)	5,643	886
Fair value change of derivative instruments	-	(22,393)	(80,651)	(12,656)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	49,618	(67,432)	(11,789)	(1,850)
Other non-current assets	(10,171)	(27,163)	28,665	4,498
Changes in operating lease assets and liabilities	(95,758)	(115,932)	(134,817)	(21,156)
Accrued payroll and other human resource expenses	410,017	213,871	(20,373)	(3,197)
Refund liabilities	(16,789)	(38,403)	593,776	93,176
Other current liabilities	60,056	207,576	(319,854)	(50,192)
Deferred revenue	1,043,717	1,033,127	(2,257,961)	(354,323)
Other non-current liabilities	2,706	8,628	(7,443)	(1,168)
NET CASH GENERATED FROM (USED IN) OPERATING ACTIVITIES	75,064	344,285	(3,098,745)	(486,262)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(30,728)	(23,312)	(42,486)	(6,667)
Purchase of short-term investments	(1,227,858)	(3,748,775)	(8,051,426)	(1,263,444)
Purchase of long-term investments	-	(250,000)	-	-
Proceeds from maturity of short-term investments	230,000	1,227,858	11,756,230	1,844,809
Proceeds from maturity of long-term investments	-	-	250,000	39,230
CASH (USED IN) GENERATED FROM INVESTING ACTIVITIES	(1,028,586)	(2,794,229)	3,912,318	613,928
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on finance leases	(1,087)	(2,025)	(12,354)	(1,939)
Proceeds from issuance of convertible redeemable preferred shares and redeemable ordinary shares	789,268	1,716,310	291,641	45,765
Proceeds from issuance of Class A ordinary shares pursuant to IPO and over-allotment	-	-	269,201	42,244
Proceeds from exercise of stock options shares	-	-	380	60
CASH GENERATED FROM FINANCING ACTIVITIES	788,181	1,714,285	548,868	86,130
Effect of exchange rate changes	25,490	(105,183)	(56,743)	(8,904)
Net (decrease) increase in cash, cash equivalents and restricted cash	(139,851)	(840,842)	1,305,698	204,892
Cash, cash equivalents and restricted cash at beginning of the year	1,812,942	1,673,091	832,249	130,598
Cash, cash equivalents and restricted cash at end of the year	1,673,091	832,249	2,137,947	335,490
Supplemental schedule of non-cash activities:
Purchases of property and equipment included in payable	10,143	14,340	1,839	289
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	97,015	195,018	223,502	35,072
Deemed dividend	-	101,795	-	-
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	508,130	837,856	2,217,489	347,972
Conversion of convertible redeemable preferred shares and redeemable ordinary shares into Class A ordinary shares	-	-	8,868,913	1,391,726
Reconciliation to amounts on the Consolidated Balance Sheets				-
Cash and cash equivalents	1,673,091	721,462	2,117,006	332,204
Restricted cash	-	110,787	20,941	3,286
Total cash, cash equivalents and restricted cash	1,673,091	832,249	2,137,947	335,490

The accompanying notes are an integral part of the consolidated financial statements.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Zhangmen Education Inc., (formerly known as Global Online Education Inc., the “Company”) was incorporated under the laws of the Cayman Islands in November 2017. The Company, its subsidiaries, its consolidated Variable Interest Entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) are principally engaged in provision of personalized online courses, which encompass one-on-one and small-class after-school tutoring services to students between 3 and 18 in the People’s Republic of China (the “PRC”). Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. To comply with the relevant PRC laws and regulations, the Company operates substantially all of its business through its VIEs.

The Group began the operations through Shenzhen Zhangmenren Education Technology Co., Ltd (“Shenzhen Zhangmenren”) in 2014 which was established by Mr. Zhang Yi and Mr. Yu Teng (the “Founders”). In preparation of its initial public offering in the United States, the Company undergone a reorganization (the “Reorganization”) in 2018 whereby the Company became the ultimate parent entity of its subsidiaries and consolidated VIEs.

As of December 31, 2021, the Company’s major subsidiaries and VIEs were as follows:

(1)The English names above are for identification purpose only.

Name(1)	Date of incorporation	Place of incorporation (or establishment)	Equity interest held
Subsidiaries:
Global Online Education HK Limited. (“GOE HK”)	June 24, 2014	Hong Kong	100%
Shanghai Zhangxue Education Technology Co., Ltd. (“Zhangxue” or the "WFOE")	April 10, 2018	Shanghai	100%
Shanghai Kunge Information Consulting Co., Ltd. (“Kunge”)	June 20, 2018	Shanghai	100%
Shanghai Zhangneng Information Technology Co., Ltd. (“Zhangneng”)	March 22, 2019	Shanghai	100%
Shenzhen Kunxue Education Consulting Co., Ltd. (“Kunxue”)	June 26, 2019	Shenzhen	100%
Hainan Kunqiong Information Technology Co., Ltd. (“Kunqiong”)	June 22, 2021	Hainan	100%

VIEs:	Date of incorporation	Place of incorporation (or establishment)	Economic interest held
Shenzhen Zhangmenren Education Consultation Co., Ltd. (“Zhangmenren”)	June 23, 2014	Shenzhen	100%
Shanghai Zhangda Education Technolog Co., Ltd. (“Zhangda”)	November 28, 2016	Shanghai	100%
Shanghai Zhangshi Education and Training Co., Ltd. (“Zhangshi”)	February 22, 2019	Shanghai	100%

Principal subsidiary of VIEs:	Date of incorporation	Place of incorporation (or establishment)	Economic interest held
Shanghai Zhangxiaomen Education Technology Co., Ltd. ("Zhangxiaomen")	April 14, 2016	Shanghai	100%

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

On May 19, 2021, the Company’s shareholders adopted its Memorandum and Articles of Association by a special resolution, pursuant to which the Company’s authorized share capital was divided into Class A ordinary shares and Class B ordinary shares effective immediately prior to the completion of the Company’s initial public offering (“Redesignation”). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to thirty votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Mr. Yi Zhang, the founder, chairman of the board of directors and chief executive officer, beneficially own all of the Company’s issued Class B ordinary shares.

On June 9, 2021, the Company completed its initial public offering its initial public offering on the New York Securities Exchange (“NYSE”). In this offering, In this offering, 4,166,450 ADSs (or 520,806 ADSs after giving effect of one-for-eight reverse American depositary shares ("ADSs") split), representing 37,498,050 Class A ordinary shares, were issued at a price of US$11.5 per ADS (or $92.0 per ADS after giving effect of one-for-eight reverse ADS split). The net proceeds we received from the initial public offering totaled RMB269.2 million (US$42.2 million).

Effective on December 13, 2021, the Company changed the ratio of its ADSs to Class A ordinary shares from one (1) ADS representing nine (9) Class A ordinary shares to one (1) ADS representing seventy-two (72) Class A ordinary shares. For the Company's ADS holders, this ratio change had the same effect as a one-for-eight reverse ADS split. There was no change to the Company’s Class A ordinary shares.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain prior period amounts within the accompanying consolidated balance sheets reflect an immaterial error correction and have been reclassified. The consolidated balance sheet as of December 31, 2020 differs from the previously filed Form F-1 as it reflects an adjustment to reclassify amounts from current lease liabilities to noncurrent lease liabilities.

Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Group and its subsidiaries, the VIEs and the VIEs’ subsidiaries. All intercompany balances and transactions were eliminated upon consolidation.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Liquidity condition and going concern

For the year ended December 31, 2021, the Company reported net losses from operations of RMB1,416,109 and net cash used in operating activities amounting to RMB3,098,745. As of December 31, 2021, the Company’s net current liability was RMB879,743. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses in the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

The Company’s deferred revenue, which amounted to RMB1,332,047 as of December 31, 2021, does not represent potential cash outflows in the future but is expected to be recognized in revenues in the next 12 months.

These adverse conditions and events raised substantial doubt about the Company’s ability to continue as a going concern. For the next 12 months from the issuance date of this report, the Company plans to continue implementing various measures to boost revenue and controlling the cost and expenses within an acceptable level. The Company is in the process of transitioning to a business strategy that will be focused more on the offering of science, technology, engineering, arts, mathematics courses on the development of SaaS solutions and smart devices for students and educational institutions. The Company’s principal sources of liquidity have been cash. As of the date of issuance of the consolidated financial statements, the Company’s cash and cash equivalents amounted to RMB1,754,172.

Given the considerable gross margin ratio of the Company’s operations, the balance of deferred revenue and the principal sources of liquidity mentioned above, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. As a result, management concluded that the substantial doubt on the Company’s ability to continue as a going concern will be alleviated through the effective implementation of the business plan. Accordingly, management continues to prepare the Company’s consolidated financial statements on going concern basis.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the Company’s consolidated financial statements and accompanying notes. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, consolidation of VIEs, revenue recognition, refund liabilities, assumptions used to determine fair value of investments, valuation allowance for deferred tax assets, uncertain tax position, useful lives of property and equipment, valuation of share-based compensation, valuation of ordinary shares and preferred shares, and incremental borrowing rate for lease.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services and other restricted businesses, the Company operates substantially all of its business through its VIEs. The Company through its wholly owned subsidiaries located in the PRC entered into a series of contractual agreements with the VIEs and their shareholders in April 2018. The Group established Zhangshi in February 2019 for the purpose of obtaining private school operating permit with an employee as nominal shareholder and remained the control through VIE arrangements ever since. As part of the Group’s efforts to streamline the corporate structure, the agreements were amended to remove certain nominal shareholders in September 2020 with no changes to other contractual terms.

Through below contractual agreements, the Company has (1) the power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) the right to receive the economic benefit of the VIEs that could potentially be significant to the VIEs. As a result, the shareholders of the VIEs lack the power to direct the activities of the VIEs that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses, and the right to receive the expected residual returns of the entity. Accordingly, the Company is considered as the primary beneficiary of the VIEs, and the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements.

Details of the contractual agreements are set forth below.

•	Agreements that transfer economic benefits to the Group:

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement among WFOE, the VIEs and the shareholders of the VIEs, WFOE has the exclusive right to provide or designate any third-party to provide, among other things, management consultancy services, permission of intellectual property rights, technological support and business support to the VIEs and their subsidiaries. In exchange, the VIEs and their subsidiaries pay service fees to WFOE in an amount determined by WFOE in its sole discretion. Without the prior written consent of WFOE, the VIEs and their subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third-party. WFOE owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. The agreement will remain effective unless unilaterally terminated by WFOE with a 30-day prior written notice. Unless otherwise required by applicable PRC laws, the VIEs and their shareholders do not have any right to terminate the agreement.

•	Agreements that provide the Company effective control over WFOE:

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Exclusive Call Option Agreement

Under the exclusive call option agreement among WFOE, the VIEs and their shareholders, each of the shareholders of the VIEs irrevocably granted WFOE a right to purchase, or designate a third-party to purchase, all or any part of their equity interests in the VIEs at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at WFOE’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of the VIEs shall promptly give all considerations they received from the exercise of the options to WFOE or its designee(s). The VIEs and their shareholders covenant that, without WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in the VIEs; (ii) transfer or otherwise dispose of their equity interests in the VIEs; (iii) change the VIEs’ registered capital; (iv) amend the VIEs’ articles of association; (v) sell, transfer, license or otherwise dispose of any of the VIEs’ assets or allow any encumbrance of any assets; (vi) cause the VIEs to enter into any major contracts; (vii) declare or distribute dividends; (viii) terminate, liquidate or dissolve the VIEs; or (ix) allow the VIEs to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business but not incurred by way of borrowing. The agreement will remain effective until terminated by WFOE at its discretion or the entire equity interests in the VIEs have been transferred to WFOE or its designee(s).

Powers of Attorney

Pursuant to the powers of attorney executed by the VIEs’ shareholders, each of them irrevocably authorized WFOE or its designee(s) to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest held by each of them in the VIEs, including but not limited to proposing to convene or attend shareholder meetings, signing the resolutions and minutes of such meetings, exercising all the rights as shareholders (including but not limited to voting rights, nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole).

Equity Pledge Agreement

Under the equity interest pledge agreement among WFOE, the VIEs and their shareholders, the VIEs’ shareholders pledged all of their equity interests of the VIEs to WFOE as security for performance of the obligations of the VIEs and their shareholders under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, WFOE may exercise the right to enforce the pledge immediately. WFOE may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. The registration of the equity pledge agreements are completed.

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of certain shareholders of the VIEs, the signing spouses unconditionally and irrevocably agreed that the equity interest in the VIEs held by and registered in the name of their spouses be disposed of in accordance with the exclusive call option agreement, the equity interest pledge agreement and the powers of attorney described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in the VIEs held by their spouses. In addition, in the event that the signing spouses obtains any equity interest in the VIEs held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

•	Risks in relation to VIE structure

The Company believes that the contractual arrangements with VIEs and their shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•

VIEs and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

•

VIEs and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

•

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•	If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s business and operations in China.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate VIEs and VIEs’ subsidiaries in the consolidated financial statements as the Group may lose the ability to exert effective control over VIEs and VIEs’ shareholders, and the Group may lose the ability to receive economic benefits from VIEs.

The Group’s business has been directly operated by the VIEs and VIEs’ subsidiaries. As of December 31, 2020 and 2021, the VIEs and VIEs’ subsidiaries accounted for an aggregate of 34.86% and 26.82%, respectively, of the Group’s consolidated total assets, and 92.88% and 94.74% respectively of the Group’s consolidated total liabilities. Total assets not associated with the VIEs mainly consist of cash and cash equivalents, restricted cash and investments.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

The following financial information of the Company’s VIEs and VIEs’ subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 was included in the accompanying consolidated financial statements:

	As of December 31,
	2020	2021
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	680,798	404,477
Restricted cash	200	17,380
Short-term investments	820,000	50,000
Prepaid expenses and other current assets	169,349	166,061
Total current assets	1,670,347	637,918
Property and equipment, net	27,653	12,709
Operating lease right-of-use assets	155,712	25,466
Other non-current assets	39,313	1,553
TOTAL ASSETS	1,893,025	677,646
Accrued payroll and other human resource expenses	841,178	831,251
Deferred revenue, current	2,498,891	1,332,047
Refund liabilities	356,721	950,497
Operating lease liabilities, current	86,142	13,608
Other current liabilities	290,658	57,515
Total current liabilities	4,073,590	3,184,918
Deferred revenue, non-current	1,091,117	-
Operating lease liabilities, non-current	72,060	11,762
Other non-current liabilities	11,334	-
TOTAL LIABILITIES	5,248,101	3,196,680

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues	2,668,735	4,018,347	4,404,332
Net loss	(1,165,968)	(415,166)	(747,680)
Net cash generated from/(used in) operating activities	575,004	425,755	(2,586,042)
Net cash (used in)/ generated from investing activities	(546,927)	(230,263)	743,182
Net cash (used in)/ generated from financing activities	(1,087)	(2,025)	1,583,719

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations other than the right-of-use assets. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation and transactions

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the subsidiaries incorporated outside the mainland China is United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries, the VIEs and VIEs’ subsidiaries is RMB.

Assets and liabilities are translated to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of accumulated other comprehensive loss in the consolidated statements of changes in shareholders’ deficit and the consolidated statements of comprehensive loss.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recorded in other income, net in the consolidated statements of operations.

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into US dollars as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2021, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and floating rate financial instruments which have original maturities of three months or less and are unrestricted as to withdrawal or use. The carrying value of cash equivalents approximates market value.

Restricted cash

Restricted cash primarily represents deposits held in designated bank accounts for the guarantee of forward contracts and deposits restricted as to withdrawal or use under government regulations.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Investments

Investments consist of financial products of following types:

Wealth management products

The wealth management products are mainly deposits with variable interest rates placed with financial institutions and are restricted as to withdrawal and use before maturity. The Group classifies the wealth management products as held-to-maturity securities. The wealth management products which have short original maturities of greater than three months but less than 1 year are classified as short-term. The products with maturities more than one year have been classified under long-term investments.

The Group reviews its held-to-maturity investments for other-than-temporary impairment (“OTTI”) when the fair value of an investment is less than its amortized cost. The Group recognizes an OTTI if it has the intent to sell the debt security or if it is more-likely-than-not that it will be required to sell the debt security before recovery of its amortized cost basis. If the Group has an intent to sell the debt security prior to recovery of the amortized cost basis, the entire OTTI is recognized is earnings. If the Group does not have an intent to sell but it is not more likely than not that it will be required to sell the impaired debt security prior to recovery of the amortized cost basis, the Group recognizes the OTTI amount representing the credit loss in earnings and the amount related to all other factors in OCI, net of applicable taxes.

Dual Currency Notes (DCN) and Precious Metal Linked Notes (PMLN)

DCN and PMLN are the structured product with unsecured principal purchased from financial institutions which have original maturities of less than one year. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value in short-term investments under fair value in the consolidated balance sheets. The financial instruments are valued using option pricing method and cash flow discount method which involve significant inputs including interest rate yield curves, foreign exchange rates and index prices. The significant inputs are observable in active markets over the terms of the instruments the Company holds. Accordingly, the fair value measurements are classified as Level 2 in the hierarchy. Changes in the fair value of the investments are recorded as fair value change of investments and derivatives in the consolidated statements of operations.

Derivatives instruments

The Company’s primary objective for holding derivative financial instruments is to manage foreign currency risks. Depending on the terms of the specific derivative instruments and market conditions, some of the Company’s derivative instruments may be assets and liabilities at any particular point in time and recorded within prepaid expense and other current assets and other current liabilities, respectively on the consolidated balance sheets.

The Company entered into certain foreign currency derivative contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign currency derivative contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency derivative contracts are recognized in fair value change of investments and derivatives in the consolidated statements of operations.

The Company’s foreign currency derivative instruments relate to foreign exchange options and forward contracts involving major currencies such as RMB and US dollar. The derivative instruments are valued using valuation models since they are not traded on an exchange. Interest rate yield curves and foreign exchange rates are the significant inputs into these valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, the fair value measurements are classified as Level 2 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Fair value measurement

The Company measures at fair value its financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

As of December 31, 2020 and 2021, short-term investments and derivative instruments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition and are as follows:

	Fair Value Measurement As of December 31,	Quote Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		RMB	RMB	RMB	RMB
Short-term investments
DCN and PMLN	2020	-	2,797,900	-	2,797,900
DCN and PMLN	2021	-	-	-	-
Derivative assets recorded within prepaid expense and other current assets
Foreign exchange option contracts	2020	-	42,911	-	42,911
Foreign exchange option contracts	2021	-	-	-	-
Foreign exchange forward contracts	2020	-	398	-	398
Foreign exchange forward contracts	2021	-	-	-	-
Derivative liabilities recorded within other current liabilities
Foreign exchange option contracts	2020	-	20,576	-	20,576
Foreign exchange option contracts	2021	-	-	-	-
Foreign exchange forward contracts	2020	-	340	-	340
Foreign exchange forward contracts	2021	-	-	-	-

The Group’s financial instruments not reported at fair value mainly include cash and cash equivalents, restricted cash, wealth management products and receivables from third party payment platforms. The carrying values of the short-term financial instruments approximates their fair value due to their short-term nature. The Group determines the fair value of wealth management products using discounted cash flow models utilizing significant market observable inputs including interest rates and references index prices (a Level 2 measurement).

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Electronic equipment	3 years
Leasehold improvement	Shorter of the lease term or estimated economic life
Vehicles	3 to 5 years

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows are less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record impairment loss on its long-lived assets during the years ended December 31, 2019, 2020 and 2021.

Leases

The Group accounts for leases in accordance with Topic 842 Lease. The Group leases offices in different cities in the PRC under operating leases and determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Group’s incremental borrowing rate is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. As the leases do not provide an implicit borrowing rate, the Group uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to three years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

For short-term leases under 12 months, the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Group applies ASC 606, Revenue from Contracts with Customers, for all periods. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation. The Group’s revenue is reported net of discount, value added tax and related surcharges.

The Group generates revenues primarily from online after-school tutoring services delivered in one-on-one live interactive format through its flagship Zhangmen One-on-One program. The Group began to offer small scale online tutoring courses since 2020 under Zhangmen Small Class. The online tutoring services for Zhangmen One-on-One and Zhangmen Small Class consist of several components, including teacher assignment, learning plan scheduling and live interactive tutoring service during the period. Different service components are highly interdependent and interrelated in the context of the contract with the live interactive tutoring services because the service components are all designed specifically for each class and would not be able to fulfill the service promise if transferred independently to the customers. Therefore, the Group has determined that the live interactive tutoring services represent one performance obligation. The service period for the live interactive tutoring services will vary based on different type of course package.

The Group also generates revenue from online tutoring courses delivered under Zhangmen Kids program, which is reported as other revenue. Other revenue also includes tutoring services provided in large class and AI courses, which are not material for the years ended December 31, 2019, 2020 and 2021, respectively.

Tutoring fees are collected in advance. The Group determines that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms. Students are offered a full, unconditional refund after deducting certain management fees if the new students withdraw before the start of the third or fourth class or the existing students withdraw before any consumption. The Group also offers refunds for any remaining undelivered classes to students who withdraw from the courses. The refund is equal to the amount related to the undelivered classes.

The Group determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method.

Revenue related to the live interactive tutoring service is recognized proportionately as the online classes are delivered, as the Group concluded that the delivery of each online class represents a faithful depiction of when the services are provided to the students.

The Group operates a customer incentive program and grants points to customers mainly upon successful referral of a new student. The points can be redeemed for cash once certain conditions are met or exchange for free courses and gifts. The Company canceled the customer incentive program at the end of year of 2021. The Group recognized the cost associated with the program as selling and marketing expenses, which were not material for the years ended December 31, 2019, 2020 and 2021, respectively.

The Group refers students to obtain student loans from third party financial institutions whereas the Group may provide guarantee on the repayment of loans, and in certain cases a tuition discount equivalent to the loan interests or service charges incurred on behalf of the students. The discount was recorded as a deduction of revenue. The Group’s guarantee liability associated with the student loans was immaterial for the periods presented.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Contract and refund liabilities

The Group presents contract liabilities as “deferred revenue” in the consolidated balance sheet and the related disclosures, which primarily consists of tuition fees received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once related service are delivered. For the years ended December 31, 2019, 2020 and 2021, revenue recognized that was included in the deferred revenue balance at January 1, 2019, 2020 and 2021 amounted to RMB1,046,881, RMB1,803,488 and RMB2,353,690, respectively.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2021, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB1,332,047, all of which is expected to be recognized as revenue in 2022.

Refund liability represents the tutoring fee collected by the Group which it expects to refund back to its customer as a result of its refund policy.

The Group expenses incremental costs of obtaining a contract when incurred as the amount of such cost is immaterial for the years ended December 31, 2019, 2020 and 2021.

Disaggregation of revenue

For the years ended December 31, 2019, 2020 and 2021, all of the Group’s revenues were generated in the PRC. Additionally, all the revenues for the period was recognized from contracts with customers. The following table provides information about disaggregated revenue by course programs.

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Zhangmen One-on-One	2,507,556	3,739,564	3,831,729
Zhangmen Small Class	-	62,714	272,265
Others	161,179	216,151	300,233
Total net revenues	2,668,735	4,018,429	4,404,227

Cost of Revenue

Cost of revenues mainly consists of salaries and benefits to teachers, teaching materials, course content development costs, bandwidth costs, depreciation and amortization of properties and equipment. The teachers consist of both full-time teachers and part-time teachers. The compensations for the teachers primarily consist of base salary, as well as teaching fees based on hourly rates in connection with courses delivered.

Research and development expenses

Research and development expenses primarily consist of (i) salaries and benefits for product and technology development personnel, and (ii) general expenses and depreciation expenses associated with the research and development activities. The Group’s research and development activities primarily consist of the development of new products and development and enhancement of the Group’s applications and platforms. The Group has expensed all research and development expenses when incurred.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) salaries, benefits and commission for sales and marketing personnel and student service staff, (ii) channel and branding expenses, including expenses relating to marketing and branding activities and online traffic acquisitions, (iii) trial lessons offered for prospective students, and (iv) office rental, general expenses and depreciation and amortization expenses associated with the sales and marketing activities. The advertising expenditures are expensed when incurred and are included in sales and marketing expenses, which amounted to RMB113,158, RMB75,312 and RMB74,455, for the years ended December 31, 2019, 2020 and 2021, respectively.

Value added taxes (“VAT”)

The Group’s services are subject to VAT at the rate of 6% for general-VAT-payer entities in accordance with relevant PRC tax rules.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes.

Share-based compensation

The Company grants share options to its management, employees and certain consultants. The Group measures the cost of the share options based on the grant date fair value of the awards and recognizes compensation cost over the vesting period, which is generally the requisite service period as required by the option agreement. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Group elects to recognize forfeitures when they occur.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments. Comprehensive loss is reported in the consolidated statements of comprehensive loss.

Government subsidies

The Group reports government subsidies as other income when received from local government authority with no limitation on the use of the subsidies. From time to time, the Group receives government subsidies related to government sponsored projects and records such government subsidies as a liability when received and recognizes as other income when the performance obligation is met or fulfilled. For the year ended December 31, 2020, the Company recorded the government subsidies of RMB144,461, derived from the temporary output VAT exemption due to COVID-19. For the year ended December 31, 2021, the Company recorded government subsidies of RMB41,810 derived from temporary output VAT exemption due to COVID-19, RMB30,960 from preferential input VAT deduction, and other government subsidies of RMB23,037.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net loss per share

In accordance with ASC 260, Earnings Per Share, basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible redeemable preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the periods presented herein, the computation of basic net loss per share using the two-class method is not applicable as the Group is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Group.

Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Group had convertible redeemable preferred shares and share options, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net loss per share, the effect of the convertible redeemable preferred shares is computed using the two-class method or the as-if converted method, whichever is more dilutive; the effect of the share options is computed using the treasury stock method.

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash in bank, restricted cash and cash deposited on the third party payment platforms denominated in RMB amounted to RMB499,304 and RMB464,448 as of December 31, 2020 and 2021, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, receivables from third party payment platforms and long-term investments. As of December 31, 2020 and 2021, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term investments were deposited in financial institutions with high credit rating.

There are no revenues or receivables from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2019, 2020 and 2021.

Uncertainties raised from COVID-19

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU No.2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses, which was subsequently amended by ASU 2019-04, ASU 2019-05, ASU 2018-19, ASU 2019-10, to provide a new standard on the measurement of expected credit losses for financial assets. The effective date for ASU 2016-13 has been deferred by ASU 2019-10 to be fiscal years beginning after December 15, 2022 and interim periods therein for non-issuers. All entities may adopt the amendments through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group plans to adopt the ASU prospectively on January 1, 2023. The Group does not expect any material impact on its consolidated financial statements as a result of adopting the new standard.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for non-issuers for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group plans to adopt the ASU prospectively on January 1, 2022. The ASU is currently not expected to have a material impact on the consolidated financial statements.
3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Deductible value-added tax	45,406	121,778
Receivables from third party payment platforms(1)	122,292	49,760
Derivative assets	43,309	-
Others	50,175	58,124
Total	261,182	229,662

(1)

Receivables from third party payment platforms consist of cash that had been received from course participants but held by the third-party payment platforms. The Group subsequently collected the full balance from the third-party payment platforms.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Leasehold improvement	57,625	218
Electronic equipment	52,220	30,115
Vehicles	2,515	2,989
	112,360	33,322
Less: accumulated depreciation	(67,275)	(18,215)
	45,085	15,107

Depreciation expenses were RMB24,715, RMB28,502 and RMB27,494 for the years ended December 31, 2019, 2020 and 2021, respectively.

In 2021, the Company terminated certain sales offices’ rental arrangements, and accordingly derecognized the leasehold improvements of these sales offices. The corresponding losses on leasehold improvement in relation to such termination amounted to RMB41,254, which is included in lease termination losses.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

5.	OPERATING LEASES

The Group has entered into various non-cancelable operating lease agreements for offices and offline experience stores located in different cities in the PRC. The leases have original lease periods expiring between 2022 and 2024. Many leases include one or more options to renew. The Group does not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. The lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The components of lease expense for the years ended December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Operating lease cost	129,794	145,136
Operating lease cost for leases with terms less than one year	17,742	13,788
Total lease cost	147,536	158,924

For the years ended December 31, 2019, 2020 and 2021, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

The following table provides a summary of the Group’s lease terms and discount rates for the years ended December 31, 2019, 2020 and 2021:

	Year ended December 31,
	2019	2020	2021
Weighted average remaining lease term (years)
Operating leases	2.30	2.55	2.01
Weighted average discount rate
Operating leases	4.76%	4.77%	4.75%

The following is a maturity analysis as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
2021	144,693	-
2022	94,007	17,099
2023	63,009	12,667
2024	14,462	1,309
2025	8,528	-
2026 and thereafter	-	-
Less: amount representing interest	(54,234)	(1,939)
Present value of lease liabilities	270,465	29,136
Lease liabilities, current	122,325	16,157
Lease liabilities, non-current	148,140	12,979
Present value of lease liabilities	270,465	29,136

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

5.	OPERATING LEASES - continued

Supplemental cash flow information related to leases were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow for operating leases	125,389	119,355
Lease liabilities arising from obtaining right-of-use assets:	195,018	223,502
Lease liabilities decrease due to early termination	15,570	350,542
Right of use asset decrease due to early termination	13,448	329,330

6.	OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2021
	RMB	RMB
Accrued expenses(1)	320,097	66,441
Derivative liabilities	20,916	-
Others	89,813	25,036
Total	430,826	91,477
(1)	Accrued expenses mainly represent accrued marketing and promotion service fees.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

7	SHARE-BASED COMPENSATION

On June 1, 2018, the Group adopted the 2018 Share Option Plan (“2018 Plan”), under which the maximum number of shares that may be granted is 93,082,225 ordinary shares. The vesting schedules under the 2018 Plan is that 25% of the options shall vest and become exercisable on the first anniversary of the date of grant and the remaining 75% shall vest and become exercisable equally over the following 36 months.

The following table summarized the Group’s share option activities for the year ended December 31, 2021:

	Number of Options (in 000s)	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Weighted Average Grant date Fair value	Aggregate Intrinsic Value
		RMB	Years	RMB	RMB
Options outstanding on December 31, 2020	70,887	0.01	6.35	0.90	258,780
Granted	20,360	0.01	9.31	6.10	-
Forfeited	(7,146)	0.02	8.70	5.31	-
Expired	-	-	-	-	-
Exercised	(50,560)	0.00	5.23	0.32	-
Cancelled (replaced by restricted shares)	(33,541)	0.02	9.33	3.99	-
Options outstanding on December 31, 2021	-	-	-	-	-
Options vested or expected to vest on December 31, 2021	-	-	-	-	-
Options exercisable on December 31, 2021	-	-	-	-	-

In determining the fair value of the share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2019, 2020 and 2021 were as follows:

Year ended December 31,
	2019	2020	2021
Expected volatility	47.5%-47.9%	48.0%-48.2%	45.9%-52.7%
Risk-free interest rate	1.9%-2.0%	0.7%-0.9%	1.5%-1.7%
Exercise multiples	2.2-2.8	2.2-2.8	2.2-3.0
Expected dividend yield	0.0%	0.0%	0.0%
Life of options	10 years	10 years	10 years
Fair value of underlying ordinary shares (RMB)	2.4 -2.7	2.7 -3.7	1.9 - 12.1

(1) Expected volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(2) Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options.

(3) Exercise multiples

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

7	SHARE-BASED COMPENSATION - continued

(4) Expected dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5) Life of options

Life of options is extracted from option agreements.

(6) Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third party appraiser.

During the years ended December 31, 2019, 2020 and 2021, the Group granted 9,972,075, 7,773,000 and 20,359,935 options to certain employees. The Company recognizes compensation expenses related to those option on a straight-line basis over the vesting periods. RMB7,368, RMB11,050 and RMB18,130 of compensation expenses was recorded for the years ended December 31, 2019, 2020 and 2021, respectively.

Restricted shares

In March 2021, the Company established Global Online Education Inc. Equity Incentive Trust I and Global Online Education Inc. Equity Incentive Trust II, funds controlled by the Company as vehicles to hold shares that will be used to provide incentives and rewards to selected employees, directors and consultants who contribute to the success of the Company’s operations (the “Shareholding Platforms”). The Shareholding Platforms have no activities other than administrating the incentive programs and do not have any employees. On behalf of the Company and subject to approvals from its board of directors, an advisory committee was set up in the Shareholding Platforms, who holds the authority and responsibility to process the eligible participants to whom awards will be granted, the number of shares, the terms and conditions of such awards. The ordinary shares issued upon exercise of options under the 2018 Plan are issued to the Shareholding Platforms accordingly, of which the voting rights are proxy to the designated person by the Board of the Company.

In March 2021 and May 2021, the Group granted an aggregation of 26,611,363 restricted shares to certain employees, directors and consultants (the “Selected Optionees”) to replace unvested options previously granted under the 2018 plan. The exercise price of the original options was paid by the Selected Optionees upon the replacement and recorded as other current liabilities in the consolidated balance sheet. The vesting conditions and all other terms remained unchanged. The replacement was accounted for as a modification of share-based award. Incremental compensation expense as a result of this modification was immaterial.

The restricted shares received by the Selected Optionees were immediately transferred to the Shareholding Platforms. All shareholder rights of the nonvested restricted shares, including but not limited to voting rights and dividend rights, are unconditionally waived. As a result, all nonvested shares held by the Shareholding Platforms are not treated as outstanding shares in the consolidated financial statements. The Selected Optionees will be entitled to shareholder rights including dividend rights and voting rights upon vesting, and then proxy the voting rights to the designated person by the Board of the Company.

On December 28, 2021, the Company granted 6,929,110 restricted shares to other employees, directors and consultants under the 2018 Plan to replace unvested options previously granted under the 2018 plan. The exercise price of the original options would be cashlessly settled upon vesting. The vesting conditions and all other terms remained unchanged. The replacement was accounted for as a modification of share-based award. Incremental compensation expense as a result of this modification was immaterial.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

7	SHARE-BASED COMPENSATION - continued

The following table summarized the Group’s activities of restricted shares held by the Shareholding Platforms for the year ended December 31, 2021:

	Number of Options (in 000s)	Weighted Average Grant date Fair value
		RMB
Unvested restricted shares on December 31, 2020	-	-
Granted (to replace existing options)	33,541	3.99
Vested	(3,436)	1.30
Forfeited	(7,331)	3.44
Unvested restricted shares on December 31, 2021	22,774	4.57
Restricted shares expected to vest on December 31, 2021	22,774	4.57

The Company recognizes compensation expenses related to those restricted shares on a straight-line basis over the vesting periods. RMB4,467 of compensation expenses was recorded for the year ended December 31, 2021.

As of December 31, 2021, the unrecognized compensation expense related to restricted shares amounted to RMB104,077, which will be recognized over a weighted-average period of 2.69 years.

8.	CONVERTIBLE REDEEMABLE PREFERRED SHARES AND REDEEMABLE ORDINARY SHARES

Convertible Redeemable Preferred Shares

The Company completed several rounds of equity financing and issued the following convertible redeemable preferred shares during the period from its formation to 2018. As of January 1, 2019, the following were issued and outstanding: 53,999,077 Series Seed convertible redeemable preferred shares, 13,748,842 Series A-1 convertible redeemable preferred shares, 79,703,434 Series A-2 convertible redeemable preferred shares, 56,931,024 Series B convertible redeemable preferred shares, 101,210,710 Series C-1 convertible redeemable preferred shares, 15,570,878 Series C-2 convertible redeemable preferred shares, 5,819,616 Series C-3 convertible redeemable preferred shares, 207,611,712 Series D convertible redeemable preferred shares, and 243,380,841 Series E convertible redeemable preferred shares.

In September 2020, Series F investors purchased 13,549,882 Series Seed convertible redeemable preferred shares, 3,300,852 Series B convertible redeemable preferred shares and 2,772,642 Series C-1 convertible redeemable preferred shares (collectively referred to as the “preferred shares from previous series”) directly from the respective preferred shareholders and these preferred shares were re-designated by the Company as Series F-1 convertible redeemable preferred shares (the “Series F-1 Shares”) . This re-designation was accounted for as an extinguishment of preferred shares from previous series and issuance of Series F-1 Shares. The Series F-1 Shares are recorded at fair value on the re-designation date, with the excess of the fair value of Series F-1 Shares (US$0.94 per share) over the carrying value of preferred shares from previous series on the re-designation date recognized as deemed dividend of RMB101,795.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

8	CONVERTIBLE REDEEMABLE PREFERRED SHARES AND REDEEMABLE ORDINARY SHARES - continued

In November 2020, Series F-1 investors purchased directly from the Founders 3,346,487 ordinary shares, which were re-designated by the Company into Series F-1 Shares. The re-designation of the ordinary shares to Series F-1 Shares resulted in a repurchase of ordinary shares and issuance of Series F-1 Shares and is accounted for as a treasury stock transaction accompanied with issuance of new preferred shares. The repurchased ordinary shares have been retired. The re-designated Series F-1 Shares are recorded at fair value on the re-designation date. The excess of the fair value of Series F-1 Shares (US$0.94 per share) over the fair value of ordinary shares (US$0.51 per share) on the re-designation date is recognized as share-based compensation to the Founders in the amount of RMB9,470 in the current period net loss.

In September 2020, the Company issued 199,277,610 Series F-2 convertible redeemable preferred shares with a total cash proceeds of RMB1,716,310.

In April 2021, the Company issued 25,809,887 shares of Series G convertible redeemable preferred shares to certain third party investors at US$1.74 per share for a total cash consideration of RMB291,641 (equivalent to US$45,000).

All the convertible redeemable preferred shares have been converted to ordinary shares upon IPO on June 10, 2021. As of December 31, 2021, the Company had no outstanding preferred shares.

The following table summarized the roll-forward of the carrying amount of the convertible redeemable preferred shares for the years of 2019, 2020 and 2021:

	Series Seed	Series A-1	Series A-2	Series B	Series C-1	Series C-2	Series C-3	Series D	Series E	Series F-1	Series F-2	Series G	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
January 1, 2019	4,500	33,230	191,659	137,973	248,625	39,043	14,235	703,571	873,578	-	-	-	2,246,414
Proceeds received	-	-	-	-	-	-	-	-	789,268	-	-	-	789,268
Accretion	376	4,056	23,538	17,184	32,693	5,566	1,840	104,643	318,234	-	-	-	508,130
December 31, 2019	4,876	37,286	215,197	155,157	281,318	44,609	16,075	808,214	1,981,080	-	-	-	3,543,812
Issuance	-	-	-	-	-	-	-	-	-	-	1,716,310	-	1,716,310
Series F-1 shares issued by re-designation of Series Seed Series B and Series C-1	(1,331)	-	-	(11,512)	(9,716)	-	-	-	-	124,354	-	-	101,795
Series F-1 shares issued by re-designation of ordinary shares	-	-	-	-	-	-	-	-	-	21,006	-	-	21,006
Accretion of preferred shares	735	15,112	87,566	60,948	105,897	15,672	6,197	98,142	172,790	10,763	264,034	-	837,856
December 31, 2020	4,280	52,398	302,763	204,593	377,499	60,281	22,272	906,356	2,153,870	156,123	1,980,344	-	6,220,779
Issuance	-	-	-	-	-	-	-	-	-	-	-	291,641	291,641
Accretion of preferred shares	257	63,433	367,711	247,110	451,892	70,990	26,751	802,330	102,208	40,340	(80,435)	5,451	2,098,038
Conversion into ordinary shares	(4,537)	(115,831)	(670,474)	(451,703)	(829,391)	(131,271)	(49,023)	(1,708,686)	(2,256,078)	(196,463)	(1,899,909)	(297,092)	(8,610,458)
December 31, 2021	-	-	-	-	-	-	-	-	-	-	-	-	-

Key terms of the convertible redeemable preferred shares are as follows:

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

8.	CONVERTIBLE REDEEMABLE PREFERRED SHARES AND REDEEMABLE ORDINARY SHARES - continued

Conversion

Each holder of convertible redeemable preferred shares (“Preferred Share”) shall have the right, at such holder’s sole discretion, to convert all or any portion of the preferred shares into ordinary shares on a one-for-one basis at any time. The initial conversion price is the issuance price of preferred shares, subject to adjustment in the event of (1) issuance of additional ordinary shares (2) share dividends, subdivisions, combinations or consolidation of ordinary shares, and other distribution (3) reorganizations, mergers, consolidations, reclassification, exchange and substitution.

Each preferred share shall automatically be converted into ordinary shares, based on the then applicable conversion price for each convertible redeemable preferred share, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon (i) the closing of the Qualified IPO as defined below, or (ii) the written consent of (A) the holders holding a majority of the then outstanding Series Seed/A/B/C convertible redeemable preferred shares, or (B) written consent of the holders holding at least 75% Series D convertible redeemable preferred shares, or (C) written consent of the holders holding at least 70% Series E convertible redeemable preferred shares, (D) written consent of the holders holding at least 60% Series F-1/F-2 convertible redeemable preferred shares, or (E) written consent of the holders holding at least 51% Series G convertible redeemable preferred shares.

Qualified IPO is defined as a firm-commitment underwritten public offering of ordinary shares of the Company (or securities representing such ordinary shares) registered under the Securities Act on the New York Stock Exchange, the Nasdaq Global Market, the Stock Exchange of Hong Kong Limited, Shanghai Stock Exchange, or Shenzhen Stock Exchange and with net proceeds (excluding underwriting discounts, commissions and stock transfer taxes applicable to a sale of securities) to the Company of at least US$300 million and an implied pre-offering valuation of the Company of US$3,401 million or more, or such less market capitalization or net proceeds as approved by the preferred majority.

Redemption

The holders of convertible redeemable preferred shares shall have the right to redeem if the Qualified IPO has not been consummated by the 42nd month from the Series G convertible redeemable preferred shares original issue date.

The redemption price per Series A-1/A-2/B/C-1/C-2/C-3/D/E/F-1/F-2/G Preferred Share where shall be, at the sole election of such series preferred shareholder redeeming its Preferred Share(s), the higher of (1) the sum of (A) 100% of the issue price plus (B) a simple interest rate of 15% per annum for each year such Preferred Share was outstanding calculated from the original issuance date through the date of redemption thereof (and calculated on a pro rata basis in case of a partial year) plus (C) all declared but unpaid dividends thereon up to the date of actual payment of such redemption price, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers, or (2) the fair market value per Preferred Share as determined by an independent valuer agreed to by the majority of each class of Preferred Shares and the ordinary majority.

The redemption price per Series Seed Preferred Share that shall equal the sum of (A) 100% of the Series Seed issue price, (B) a compound interest rate of 10% per annum, for each year such Series Seed Preferred Share was outstanding measured from the Series Seed deemed issue date through the date of redemption thereof (calculated on a pro rata basis in case of a partial year), plus (C) all declared but unpaid dividends thereon up to the date of actual payment of such redemption price, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

8.	CONVERTIBLE REDEEMABLE PREFERRED SHARES AND REDEEMABLE ORDINARY SHARES - continued

Liquidation Preference

In the event of any liquidation, including deemed liquidation event (as described below), dissolution or winding up of the Company, either voluntary or involuntary, distributions shall be made in the following manner (after satisfaction of all creditors’ claims and claims that may be preferred by law):

(i) The holders of, Series A Preferred Share, Series B Preferred Share, Series C Preferred Share, Series D Preferred Share, Series E Preferred Share, Series F-1/F-2 Preferred Share and Series G Preferred Share shall be entitled to receive the amount equal to 150% of their respective issue prices, plus all declared but unpaid dividends on such preferred shares. The liquidation preference is exercised in the sequence of Series G Preferred Share, Series F-2 Preferred Share, Series F-1 Preferred Share, Series E Preferred Share, Series D Preferred Share, Series C Preferred Share, Series B Preferred Share, Series A Preferred Share, and Series Seed. After paying in full the Series G/F-2/F-1/E/D/C/B/A liquidation preference, the holder of Series Seed Preferred Share shall be entitled to receive the amount equal to 100% of their respective issue prices, plus all declared but unpaid dividends on such preferred shares.

(ii) If there are any assets or funds remaining after distribution in full to the holders of preferred shares, the remaining assets and funds of the Group that is legally available for distribution to the shareholders shall be distributed to the holders of the preferred shares and ordinary shares ratably amongst them in proportion to the number of ordinary shares held by them on an as-converted basis.

A deemed liquidation event shall include i) a merger, amalgamation or consolidation of the Group; ii) a sale, exchange, transfer or other disposition of all or substantially all of the assets of the Group.

Dividends

Each holder of Series A-1/A-2/B/C-1/C-2/C-3/D/E/F-1/F-2/G Preferred Shares shall be entitled to receive noncumulative dividend at the rate 8% of each applicable issue price per annum for each such share held by such holder. Such dividends shall be payable and accrue when, as and if declared by the Board, prior and in preference to, and satisfied before, any dividend on any other class or series of shares.. The dividend preference sequence is the same as the liquidation preference. After the dividends for the Series G, the Series F-1/F-2 Preferred Shares, the Series E Preferred Shares, Series D Preferred Shares, Series C-1/C-2/C-3 Preferred Shares, Series B Preferred Shares and Series A-1/A-2 Preferred Shares have been fully paid, and in the event the Company further declares dividend or distribution in cash or in kind, any additional dividends shall be distributed pro rata among all holders of the ordinary shares and Preferred Shares, provided that the holder of the Series Seed Preferred Shares shall be entitled to receive dividends prior and in preference to any declaration or payment of any dividend on the ordinary shares. No dividend was declared or accrued for the years ended December 31, 2019, 2020 and 2021.

Voting Rights

The holders of all convertible redeemable preferred shares and ordinary shares shall vote together based on their shareholding ratio.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

8.	CONVERTIBLE REDEEMABLE PREFERRED SHARES AND REDEEMABLE ORDINARY SHARES - continued

Accounting for the Convertible Redeemable Preferred Shares

The Group has classified the convertible redeemable preferred shares as mezzanine equity as these preferred shares are redeemable upon the occurrence of an event not solely within the control of the Group. In addition, the Group accretes changes in the redemption value of the convertible redeemable preferred shares other than Series Seed convertible redeemable preferred shares based on the higher of (i) the issuance price plus a pre-determined annualized return set forth in the agreement and (ii) fair market value. The Group accretes changes in the redemption value of the Series Seed convertible redeemable preferred shares based on the subscription price plus a pre-determined return set forth in the agreement. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The Group has determined that there was no embedded derivative to be bifurcated and no beneficial conversion feature attributable to all preferred shares because the initial effective conversion price of these preferred shares were higher than the fair value of the Group’s common shares determined by the Group taking into account independent valuations.

Redeemable Ordinary Shares

In March 2021, certain investors purchased 23,448,013 ordinary shares directly from the Founders, which were re-designated by the Company as redeemable ordinary shares. The holders of redeemable ordinary shares are entitled to redemption preference with all other rights the same as ordinary shareholders. The redemption price per redeemable ordinary share shall equal to the sum of (A) 100% of the ordinary purchase price, (B) a compound interest rate of 10% per annum, for each year such ordinary share was outstanding measured from the ordinary purchase date through the date of redemption thereof (calculated on a pro rata basis in case of a partial year), plus (C) all declared but unpaid dividends thereon up to the date of actual payment of such redemption price, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers. The redemption preference will expire upon a qualified IPO.

The redeemable ordinary shares are classified as mezzanine equity, recorded at fair value on the re-designation date. The excess of fair value of redeemable ordinary shares (US$0.91 per share) over the fair value of ordinary shares (US$0.78 per share) is recognized as share-based compensation to the Founders in the amount of RMB19,657 (US$3,048) for the year ended December 31, 2021.

All the redeemable ordinary shares have been converted to ordinary shares upon IPO. As of December 31, 2021, the Company had no outstanding redeemable ordinary shares.

The following table summarized the movement of the carrying amount of the redeemable ordinary shares for the year ended December 31, 2021:

Redeemable Ordinary Share
RMB
December 31, 2020	-
Issuance of redeemable ordinary shares	139,003
Accretion of redeemable ordinary shares	119,451
Conversion into ordinary shares	(258,454)
December 31, 2021	-

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

9.	INCOME TAXES

Income before income tax are all from outside of mainland China for the years ended December 31, 2019, 2020 and 2021. The current and deferred components of the income tax expense appearing in the consolidated statement of operations were as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Income tax expense	1,700	2,967	-
Deferred income tax expense	-	-	-
Total income tax expense	1,700	2,967	-

Cayman Islands

Zhangmen Education Inc. is incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains for the years ended December 31, 2019, 2020 and 2021.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary, Global Online Education HK Limited., which domiciled in Hong Kong, has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2019, 2020 and 2021.

PRC

The Company’s subsidiary, the VIEs and the VIEs’ subsidiaries, which were entities incorporated in the PRC (the “PRC entities”), are subject to PRC Enterprise Income Tax (“EIT”) on their taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008. Zhangxue (WFOE) obtained High and New Technology Enterprise status from 2020 and accordingly was entitled to the 15% preferential tax rate if certain conditions were met. Certain entities within the Group are qualified as small low-profit enterprises. For the years ended December 31, 2019 and 2020, the portion of annual taxable income amount of a small low-profit enterprises which does not exceed RMB1 million shall be computed at a reduced rate of 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate; the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to enterprise income tax at 20% tax rate. For the years ended December 31, 2021, the portion of annual taxable income amount of a small low-profit enterprises which does not exceed RMB1 million shall be computed at a reduced rate of 12.5% as taxable income amount, and be subject to enterprise income tax at 20% tax rate; the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to enterprise income tax at 20% tax rate.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

9.	INCOME TAXES - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets
Net operating loss carrying forwards	775,798	986,482
Advertising expenses	116,245	59,062
Accrued salary	108,449	172,165
Lease termination loss	-	16,791
Rental	16,908	-
Property and equipment, net	242	-
Total deferred tax assets	1,017,642	1,234,500
Less: valuation allowance	(1,017,642)	(1,234,500)
Deferred tax assets, net	-	-

As of December 31, 2021, the Group had net operating loss carrying forwards of RMB4,415,338 from the Group’s PRC entities, which will expire on various dates from December 31, 2022 to December 31, 2026. The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB1,234,500 had been established as of December 31, 2021, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Year ended December 31,
	2019	2020	2021
Statutory income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	(0.62)%	(1.00)%	(0.54)%
Effect of preferential tax rate and local tax exemption	(0.01)%	(0.03)%	(2.10)%
Effect of research and development expenses super deduction	2.07%	4.86%	2.97%
Effect of different tax rates of subsidiary operating in other jurisdiction and withhold tax	0.16%	0.52%	(0.70)%
Effect of change in income tax rates	-	-	(6.28)%
Effect of valuation allowance	(26.71)%	(29.64)%	(18.35)%
Effective tax rate	(0.11)%	(0.29)%	0.00%

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

9.	INCOME TAXES - continued

The movements of valuation allowance for the years end December 31, 2019, 2020 and 2021 are as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the year	315,739	717,537	1,017,642
Additions	401,798	300,105	216,858
Reversal	-	-	-
Balance at end of the year	717,537	1,017,642	1,234,500

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2019, 2020 and 2021.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities.

In addition, uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The Enterprise Income Tax (“EIT”) Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis of an investment in a more than 50% interest in a domestic subsidiary often represent the outside basis difference. However, recognition is not required in situations where the tax law provides a means by which such outside basis difference can be recovered tax-free and the enterprise expects that it will ultimately use that means. A deferred tax liability should be recognized on the undistributed earnings of the WFOE and VIE, unless a feasible means to achieve tax free recovery of the outside basis differences exists and management expects that it will ultimately use that means. As of December 31, 2020 and 2021, the WFOE and the VIEs all have accumulated loss and therefore no deferred tax liabilities needs to be provided.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

10.	NET LOSS PER SHARE

For the years ended December 31, 2019, 2020 and 2021, the Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings. However, undistributed loss is only allocated to ordinary shareholders because holders of preferred shares are not contractually obligated to share losses.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net loss	(1,504,039)	(1,012,346)	(1,177,120)
Deemed dividend	-	(101,795)	-
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	(508,130)	(837,856)	(2,217,489)
Net loss attributable to ordinary shareholders of Zhangmen Education Inc.	(2,012,169)	(1,951,997)	(3,394,609)
Denominator:
Weighted average ordinary shares outstanding-Basic and diluted	227,222,692	305,651,877	926,932,705
Basic and diluted loss per share	(8.86)	(6.39)	(3.66)

For the years ended December 31, 2019, 2020 and 2021, the following outstanding convertible redeemable preferred shares or share options were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2019	2020	2021
Shares issuable upon exercise of share option and restricted shares	63,412,260	70,886,760	22,773,654
Shares issuable upon conversion of convertible redeemable preferred shares	777,976,134	980,600,231	-

11.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB547,150, RMB292,565 and RMB570,260 for the years ended December 31, 2019, 2020 and 2021, respectively. The Company enjoyed temporary exemption form mandated defined contribution plan in 2020 of RMB360,173 due to COVID-19.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

12.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Upon the adoption of ASC 842 on January 1, 2019, future minimum lease payments for operating lease liabilities as of December 31, 2020 and December 31, 2021 are disclosed in Note 5.

Capital commitments

As of December 31, 2021, the Company did not have contracted or authorized capital commitments.

Contingencies

There are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material change on the Group’s financial position, results of operations, or cash flow.
13.	SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the CEO. The Company has been dedicated to providing the online tutoring services ever since its establishment in 2014. The CODM reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only and does not distinguish between services for the purpose of making decisions about resources allocation and performance assessment. As such, the Group concluded that it has one operating segment and one reporting segment. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC.
14.	RESTRICTED NET ASSETS

As stipulated by the relevant PRC laws and regulations, PRC entities are required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable statutory reserve, which includes a statutory surplus reserve and a statutory welfare reserve (the “reserve fund”), and a development fund. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as statutory surplus reserve until the balance reaches 50% of the PRC entity registered capital.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital is RMB657,369 and RMB696,524 as of December 31, 2020 and 2021, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution. There has been no statutory reserve from the Group’s entities in the PRC as of December 31, 2021.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial statements for the parent company (Schedule I) for the years ended December 31, 2019, 2020 and 2021.
15.	SUBSEQUENT EVENTS

The subsequent events were evaluated through May 2, 2022, which is the issuance date of the audited consolidated financial statements.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF ZHANGMEN EDUCATION INC.

BALANCE SHEETS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	962	1,124	175
Short-term investments(including investments measured as fair value of 2,109,629 and nil as of December 31, 2020 and 2021)	2,109,629	63,757	10,005
Prepaid expenses and other current assets	52	553	88
TOTAL ASSETS	2,110,643	65,434	10,268
LIABILITIES
Current liabilities
Amounts due to Zhangmen Group Companies	-	4,213	661
Other current liabilities	17,840	-	-
Deficits of investments in subsidiaries, VIEs and VIEs’ subsidiaries	2,313,126	908,253	142,525
TOTAL LIABILITIES	2,330,966	912,466	143,186
MEZZANINE EQUITY	6,220,779	-	-
SHAREHOLDERS’ DEFICIT
Ordinary shares *	20	-	-
Class A Ordinary shares*	-	77	12
Class B Ordinary shares*	-	12	2
Additional paid-in capital	-	9,156,229	1,436,812
Accumulated other comprehensive loss	(86,032)	(138,873)	(21,792)
Accumulated deficit	(6,355,090)	(9,864,477)	(1,547,952)
TOTAL SHAREHOLDERS’ DEFICIT	(6,441,102)	(847,032)	(132,918)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	2,110,643	65,434	10,268

* The Company declared a Redesignation (Note 1) of Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares on a one-on-one basis immediately prior to the initial public offering (“IPO”).

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF ZHANGMEN EDUCATION INC.

STATEMENTS OF OPERATIONS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				（Note 2)
Operating expenses:
General and administrative expenses	(18,995)	(27,974)	(70,069)	(10,995)
Total operating expenses	(18,995)	(27,974)	(70,069)	(10,995)
Loss from operations	(18,995)	(27,974)	(70,069)	(10,995)
Interest income, net	37,257	19,764	3,016	473
Other expenses, net	-	-	(7,372)	(1,157)
Fair value change of investments	-	3,696	5,205	817
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries	(1,520,601)	(1,004,949)	(1,107,900)	(173,855)
Loss before provision for income tax	(1,502,339)	(1,009,463)	(1,177,120)	(184,717)
Income tax expenses	(1,700)	(2,883)	-	-
Net loss	(1,504,039)	(1,012,346)	(1,177,120)	(184,717)
Deemed dividend	-	(101,795)	-	-
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	(508,130)	(837,856)	(2,217,489)	(347,972)
Net loss available to ordinary shareholders of Zhangmen Education Inc.	(2,012,169)	(1,951,997)	(3,394,609)	(532,689)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF ZHANGMEN EDUCATION INC.

STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				（Note 2)
Net loss	(1,504,039)	(1,012,346)	(1,177,120)	(184,717)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	25,517	(143,876)	(52,841)	(8,292)
Total comprehensive loss attributable to Zhangmen Education Inc.	(1,478,522)	(1,156,222)	(1,229,961)	(193,009)
Deemed dividend	-	(101,795)	-	-
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	(508,130)	(837,856)	(2,217,489)	(347,972)
Total comprehensive loss attributable to ordinary shareholders of Zhangmen Education Inc.	(1,986,652)	(2,095,873)	(3,447,450)	(540,981)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF ZHANGMEN EDUCATION INC.

STATEMENTS OF CASH FLOWS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM OPERATION ACTIVITIES
Net loss for the year	(1,504,039)	(1,012,346)	(1,177,120)	(184,717)
Adjustments to reconcile net loss to net cash generated from operating activities
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries	1,520,601	1,004,949	1,107,900	173,854
Share-based compensation	-	9,470	19,657	3,085
Fair value change of investments	-	(3,696)	(5,205)	(817)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,630)	1,578	(500)	(78)
Other current liabilities	(27,560)	789	(17,422)	(2,733)
NET CASH (USED IN)/GENERATED FROM OPERATING ACTIVITIES	(12,628)	744	(72,690)	(11,406)
CASH FLOWS FROM INVESTING ACTIVITIES
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	(431,531)	(698,128)	(2,480,746)	(389,282)
Purchase of short-term investments	(627,858)	(2,123,621)	(4,850,891)	(761,211)
Proceeds from maturity of short-term investments	-	627,858	6,852,756	1,075,347
CASH USED IN INVESTING ACTIVITIES	(1,059,389)	(2,193,891)	(478,881)	(75,146)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common shares in IPO, net of issuance cost	-	-	269,201	42,244
Proceeds from issuance of convertible redeemable preferred shares	789,268	1,716,310	291,641	45,765
CASH GENERATED FROM FINANCING ACTIVITIES	789,268	1,716,310	560,842	88,009
Effect of exchange rate changes	36,112	(168,115)	(9,109)	(1,432)
Net (decrease) increase in cash and cash equivalents	(246,637)	(644,952)	162	25
Cash and cash equivalents at beginning of the year	892,551	645,914	962	150
Cash and cash equivalents at end of the year	645,914	962	1,124	175
Supplemental schedule of non-cash investing and financing activities:
Deemed dividend	-	101,795	-	-
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	508,130	837,856	2,217,489	347,972