Form 20-F
period 2022-12-31
Zhangmen Education Inc.
filed 2023-04-28
CIK 1838937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Trading Symbol
American depositary shares, each ADS represents Seventy-two (72) Class A ordinary share, par value US$0.00001 per share	ZMENY
Class A ordinary shares, par value US$0.00001 per share*	N/A

*	Not for trading, but only in connection with the quoting of the American depositary shares on the OTC Market.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,440,382,877 ordinary shares, comprised of 1,245,504,866 Class A ordinary shares, par value US$0.00001 per share, and 194,878,011 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Non-accelerated Filer ☒
Accelerated Filer ☐	Emerging Growth Company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

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

“Former VIEs” are to our former variable interest entities prior to our internal reorganization in 2022, namely Shenzhen Zhangmenren Education Consulting Co., Ltd. and Shanghai Zhangshi Education and Training Co., Ltd. (each of which, “the Former VIE”)

“K-12 Business” refers to K-12 after-school tutoring services for academic subjects included in China’s compulsory education system;

“RMB” and “Renminbi” are to the legal currency of China;

“shares” or “ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.00001 per share;

“STEAM” are science, technology, engineering, arts, mathematics, and any subjects that fall under these five disciplines;

“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

“VIE”, unless otherwise indicated, is to our current variable interest entity, namely Shanghai Zhangda Education Technology Co., Ltd.; and

“we,” “us,” “our company” and “our” are to Zhangmen Education Inc., our Cayman Islands holding company and its subsidiaries, and, unless the context requires otherwise, include the VIE. As described elsewhere in this annual report, we do not own the VIE, and the results of the VIE’s operations only accrue to us through contractual arrangements between the VIE, and the VIE’s nominee shareholder, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIE’s activities separately from those of our direct and indirect owned subsidiaries and our use of the terms “we,” “us,” and “our” may not include the VIE in those contexts.

We terminated our Academic AST Business, as part of our efforts to fully comply with new PRC regulatory requirements adopted by the PRC government in the second half of 2021. In September 2022, we entered into a definitive share purchase agreement with Eternal Zenith Limited (“Eternal Zenith”), an entity controlled by Mr. Jiajun Wu, a senior management member of the Company affiliated with our controlling shareholder. Pursuant to such share purchase agreement, Mr. Jiajun Wu, through Eternal Zenith, would acquire all of our K-12 Business, including all associated assets and liabilities, for a nominal consideration. The disposal of the K-12 Business, together with the accompanying internal reorganization, are crucial steps for us to fully comply with the latest PRC regulatory requirements. As a result, the historical financial results of our K-12 Business are reflected in our audited consolidated financial statements as discontinued operations accordingly. Unless otherwise stated, the financial information and non-GAAP financial measures disclosed in this annual report refer to our continuing operations.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

ii

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information-3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	our mission, goals and strategies;

●	our future business development, financial condition and results of operations;

●	the success of operating initiatives, including new product and content development by us and our competitors;

●	the expected growth of the online education industry in China;

●	our expectations regarding the prospects of our business model and the demand for and market acceptance of our services;

●	the availability of qualified personnel and the ability to retain such personnel;

●	competition in our industry;

●	the outbreak of COVID-19;

●	relevant government policies and regulations relating to our industry and our ability to adapt our operations and business practices to the evolving PRC regulatory environment;

●	general economic and business conditions globally and in China;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”

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

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Contractual Arrangements and Corporate Structure

Zhangmen Education Inc. is a Cayman Islands holding company. It conducts its operations in China through its PRC subsidiary and consolidated variable interest entity, or the VIE. Current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services and certain other businesses. Therefore, we have, through our subsidiary, entered into a series of contractual arrangements, as amended and restated, with the VIE as well as its shareholder. We are regarded as the primary beneficiary of the VIE for accounting purposes and to consolidate its operating results in our financial statements under the U.S. GAAP, to the extent the conditions for consolidation of the VIE under U.S. GAAP are satisfied. Nonetheless, The VIE is owned by the nominee shareholder, not us. The nominee shareholder is also a beneficial owner of the Company. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIE. Investors who are non-PRC residents may never directly hold equity interests in the VIE under current PRC laws and regulations. Neither such investors nor the holding company itself have an equity ownership in, direct investment in, or control of, through such ownership or investment, the VIE. As used in this annual report, “we,” “us,” “our company,” or “our,” refers to Zhangmen Education Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, our consolidated VIE, “Shanghai Zhangda” refers to “Shanghai Zhangda Education Technology Co., Ltd.” We refer to Shanghai Zhangxinrui Technology Co., Ltd. (“Shanghai Zhangxinrui”) as the PRC subsidiary in the context of describing of its activities. We refer to Shanghai Zhangda as the VIE in the context of describing its activities and contractual arrangements with us. The VIE conducts operations in China, and the VIE is not an entity in which we own equity, and our Company does not conduct operations by ourselves. The following chart shows our corporate structure, including our principal subsidiaries and VIE as of the date of this annual report.

The VIE structure involves unique risks to investors in the ADSs. In 2020, 2021 and 2022, the amount of net revenues generated by the VIEs (including the Former VIEs) accounted for 100%, 100% and 100%, respectively, of our total net revenues. As of December 31, 2020, 2021 and 2022, total assets of the VIEs (including the Former VIEs), excluding amounts due from other companies in the Group, equaled to 34.9%, 26.8% and 82.5% of our consolidated total assets as of the same dates, respectively. As of the date of this annual report, to our best knowledge, the contractual agreements with the VIE have not been tested in court of law in the PRC. If the PRC government deems that the contractual agreements with the VIE does not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, significantly affect our ability to consolidate the financial results of the VIE and the financial performance of our company as a whole. The PRC regulatory authorities could further disallow the VIE structure, which would likely result in a material change in our operations and the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed discussion of the risk and uncertainties associated with the VIE structure, see “Item 3. Key Information—3.D. Risk Factor—Risks Relating to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect our financial condition and results of operations performance. If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and the other risk factors discussed under “Risk Factors—Risks relating to Our Corporate Structure.”

We face significant regulatory, liquidity and enforcement risks and uncertainties as a company based in and primarily operating in China, including risks and uncertainties regarding that the rules and regulations in China can change quickly with little advance notice, which could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to the use of variable interest entities, education and after-school tutoring, anti-monopoly regulatory actions, as well as cybersecurity and data privacy. In particular, our business, financial condition, results of operations and prospect have been and may continue to be materially and adversely affected by the actions we have taken to date and consider taking to be in compliance with the Alleviating Burden Opinion and other applicable PRC regulatory requirements. We have historically generated a significant portion of our net revenues from the Academic AST Business. In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we have terminated our Academic AST Business. In September 2022, we entered into a definitive share purchase agreement with Eternal Zenith, an entity controlled by Mr. Jiajun Wu, a senior management member of the Company affiliated with our controlling shareholder. Pursuant to such share purchase agreement, Mr. Jiajun Wu, through Eternal Zenith, would acquire all of our K-12 Business, for a nominal consideration. The disposal of the K-12 Business, together with the accompanying internal reorganization, are crucial steps for us to fully comply with the latest PRC regulatory requirements. We will continue to closely monitor the evolving regulatory environment and make efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and other applicable PRC regulatory requirements. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our business, financial condition, results of operations and prospect” for detailed discussion.

The PRC government may also intervene with or influence our operations at any time by adopting new laws and regulations as the government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we have previously registered for sale. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” for detailed discussion.

Contractual Arrangements with The VIE and The VIE’s Shareholder

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company with limited liability incorporated in the Cayman Islands. Shanghai Zhangxinrui is our PRC subsidiary and considered a foreign-invested enterprise (or WFOE) under PRC Laws. To comply with PRC laws and regulations, we conduct our business in China through Shanghai Zhangda (or the VIE), based on a series of contractual arrangements by and among Shanghai Zhangxinrui, the VIE and its shareholder.

Our contractual arrangements with the VIE and its shareholder allow us to (i) be considered as the primary beneficiary of the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in Shanghai Zhangxinrui and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE for accounting purposes. We have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP, to the extent the conditions for consolidation of the VIE under U.S. GAAP are satisfied.

The following is a summary of the contractual arrangements by and among Shanghai Zhangxinrui, the VIE and its shareholder. For the complete text of these contractual arrangements, please see the copies filed as exhibits to this annual report.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, as of the date of this annual report and save for the uncertainties disclosed in this annual report:

●	the ownership structures of the VIE and Shanghai Zhangxinrui in China are not in violation of applicable PRC laws and regulations currently in effect; and

●	the contractual arrangements between Shanghai Zhangxinrui, the VIE and its shareholder governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. We have been further advised by our PRC legal counsel that if the PRC government authorities find that the agreements that establish the structure for operating our value-added telecommunication services and other business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. Additionally, these contractual arrangements may not be as effective as direct ownership in providing us with effective control over the VIE. If the VIE or its shareholder fail to perform their respective obligations under such contractual arrangements, we could be limited in our ability to enforce such contractual arrangements in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective. Additionally, the ability of our PRC subsidiary to pay dividends to us is limited by certain PRC legal restrictions on the payment of dividends by PRC companies and foreign exchange control, among others, which prevent us from having unfettered access to our PRC subsidiary’s and VIE’s revenues. Our access to the VIE’s revenues is also limited since we do not have direct ownership in the VIE and have to rely on the payment of service fees by the VIE to our PRC subsidiary. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law and its Implementation Rules” and “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Exclusive Management Services and Business Cooperation Agreement

Under the exclusive management services and business cooperation agreements, Shanghai Zhangxinrui has agreed to provide the following services to Shanghai Zhangda:

●	provide or designate any third-party to provide, among other things, license of technology and software, development, maintenance and update of relevant software, design, installation and daily management, maintenance and update of computer network systems, hardware equipment and databases, development and test of new offerings, employee professional support and training services, market survey and research services, enterprise management consulting, lease of facilities and property and other business and technological support as needed to Shanghai Zhangda;

●	the licensing of technology and software legally owned by Shanghai Zhangxinrui;

●	the development, maintenance and update of software involved in Shanghai Zhangda;

●	the design, installation, daily management, maintenance and updating of computer network systems, hardware equipment and databases of Shanghai Zhangda;

●	the development and test of new offerings, employee professional support and training services of Shanghai Zhangda;

●	the assistance in consultancy, collection and research of technology and market information (excluding market research business that wholly foreign-owned enterprises are prohibited from conducting under PRC law);

●	the provision of market survey and research services;

●	the provision of enterprise management consulting;

●	the leasing of facilities and property; and

●	other business and technological support as needed to Shanghai Zhangda from time to time to the extent permitted under PRC law.

Shanghai Zhangda agrees to pay service fees to Shanghai Zhangxinrui in an amount equal to the income of Shanghai Zhangda, deducting necessary costs and expenses acknowledged by Shanghai Zhangxinrui.   Without the prior written consent of Shanghai Zhangxinrui, Shanghai Zhangda cannot accept services provided by, or establish similar cooperation relationship with, any third-party. Shanghai Zhangxinrui has the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. The exclusive management services and business cooperation agreement has an indefinite term, unless otherwise terminated by Shanghai Zhangxinrui in its sole discretion with 30 days’ prior written notice or pursuant to the mandatory requirement under PRC laws or regulations. Under no circumstances can Shanghai Zhangda terminate the exclusive management services and business cooperation agreement without the written consent of Shanghai Zhangxinrui.

Equity Interest Pledge Agreement

In September 2022, Shanghai Zhangxinrui, Shanghai Zhangda and the shareholder of Shanghai Zhangda entered into an equity pledge agreement. Pursuant to the equity pledge agreement, the shareholder of Shanghai Zhangda pledged all of his equity interests of Shanghai Zhangda to Shanghai Zhangxinrui as security for performance of the obligations of Shanghai Zhangda and the shareholder of Shanghai Zhangda, under the exclusive management services and business cooperation agreement, the exclusive option agreement and power of attorney. During the term of the equity pledge agreement, Shanghai Zhangxinrui has the right to receive all of Shanghai Zhangda’s dividends and profits distributed on the pledged equity. If any of the specified events of default occurs, Shanghai Zhangxinrui, as pledgee, will have the right to auction or sell all or part of the pledged equity interests in Shanghai Zhangda and will have priority in receiving the proceeds from such disposal. Shanghai Zhangxinrui may transfer all or any of its rights and obligations under the equity pledge agreement to its designee(s) at any time. Shanghai Zhangda and its shareholder undertake that, without the prior written consent of Shanghai Zhangxinrui, they will not transfer, or create or allow any encumbrance on the pledged equity interests. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive management services and business cooperation agreement, the exclusive option agreement and power of attorney.

We have completed the registration of the equity interest pledge under the equity pledge agreement in relation to Shanghai Zhangxinrui and Shanghai Zhangda with the relevant office of the State Administration for Market Regulation in accordance with the PRC Civil Code.

Exclusive Option Agreement

In September 2022, Shanghai Zhangxinrui, Shanghai Zhangda and the shareholder of Shanghai Zhangda entered into an exclusive option agreement. Under the exclusive option agreement, the shareholder of Shanghai Zhangda has irrevocably granted Shanghai Zhangxinrui an exclusive call option to purchase, or designate a third-party to purchase, all or any part of his equity interests in Shanghai Zhangda at a purchase price equal to the higher of (i) actual capital contribution, and (ii) the lowest price permissible by the then-applicable PRC laws and regulations. Shanghai Zhangda has irrevocably granted Shanghai Zhangxinrui an exclusive call option to purchase, or designate a third-party to purchase, all or any part of its assets, at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. Shanghai Zhangda and the shareholder of Shanghai Zhangda covenant that, without Shanghai Zhangxinrui’s prior written consent, they will not, among other things, (i) amend Shanghai Zhangda’s articles of association or change Shanghai Zhangda’s registered capital or change its equity interests structure; (ii) cause Shanghai Zhangda to enter into any material contract to which Shanghai Zhangda is a party, except in the ordinary course of business; (iii) allow Shanghai Zhangda to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business or those disclosed to and agreed by Shanghai Zhangxinrui; (iv) merge or consolidate Shanghai Zhangda with any other entity or acquire or invest in any other entity; (v) distribute any dividend; (vi) sell, transfer, mortgage or otherwise dispose of any of Shanghai Zhangda’s assets or allow any encumbrance of any assets; or (vii) terminate, liquidate or dissolve Shanghai Zhangda unless otherwise provided by PRC laws and regulations. The shareholder of Shanghai Zhangda covenants that, without Shanghai Zhangxinrui’s prior written consent, he will not, among other things, (i) create any pledge or encumbrance on the equity interests in Shanghai Zhangda; (ii) sell, transfer or otherwise dispose of his equity interests in Shanghai Zhangda. The exclusive option agreement remains effective until all of the equity interests in or all of the assets of Shanghai Zhangda are transferred to Shanghai Zhangxinrui or its designee(s) in the manner provided in the exclusive option agreements. Under no circumstances can Shanghai Zhangda or its shareholder unilaterally terminate the exclusive option agreement unless otherwise provided by mandatory PRC laws and regulations.

Powers of Attorney

In September 2022, the shareholder of Shanghai Zhangda granted an irrevocable power of attorney. Pursuant to the power of attorney, the shareholder of Shanghai Zhangda irrevocably authorized Shanghai Zhangxinrui or its designee(s) to act on his behalf as proxy attorney, to the extent permitted by law, to exercise all rights of shareholder concerning all the equity interest held by the shareholder in Shanghai Zhangda, including but not limited to proposing to convene or attend shareholders meetings, receiving any notice about the convening of the shareholders meeting and related procedures, signing written resolutions, voting at such meetings, nominating and appointing directors and selling, transferring, pledging or disposing of all the equity held in part or in whole, and exercising all other rights as shareholder. The power of attorney issued by the shareholder of Shanghai Zhangda will remain in force for so long as the shareholder remains a shareholder of Shanghai Zhangda.

Spousal Consent Letters

In September 2022, the spouse of the shareholder of Shanghai Zhangda signed a spousal consent letter. Pursuant to the consent letter, the spouse of the shareholder of Shanghai Zhangda unconditionally and irrevocably agreed that the equity interest in Shanghai Zhangda held by and registered in the name of such shareholder be disposed of in accordance with the power of attorney, the equity pledge agreement, and the exclusive option agreement described above, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his spouse. Additionally, the signing spouse agreed not to assert any rights over the equity interest in Shanghai Zhangda held by the shareholder. In addition, in the event that the signing spouse obtain any equity interest in Shanghai Zhangda held by the shareholder for any reason, she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Recent Regulatory Development

Cybersecurity Review Measures

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

According to consultation with the competent government authorities, under the currently effective PRC laws and regulations, a company that has been listed on a foreign stock exchange before the promulgation of the Revised Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or to maintain its listing status on the foreign stock exchange on which its securities have been listed. Based on the consultation, we believe that, under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain our trading status in the U.S and therefore, we believe the Cybersecurity Review Measures do not have any material adverse impact on our operation and future security offering as of the date of this annual report. However, there remain substantial uncertainties on the interpretation and implementations of the Cybersecurity Review Measures. If the CSRC, the CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our trading status from the CAC.

CSRC Filing Required for Overseas Listing and Securities Offerings

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

Moreover, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. Domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are not required to complete filing with the CSRC to maintain its listing status on the foreign stock exchange, but are required to file with the CSRC within three working days after such domestic company completes a security offering on the foreign stock exchange on which its securities have been listed. Since the Overseas Listing Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanction or regulatory objection from the CSRC.

Permission Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

Except as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our business operations in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones could have a material adverse impact on our business, financial condition and results of operations.” and “Item 3. Key Information—3.D. Risk Factors—Risk Relating to Our Business and Industry—Our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our business, financial condition, results of operations and prospect,” as advised by Tian Yuan Law Firm, our PRC legal counsel, we believe our PRC subsidiary and the VIE have obtained all licenses and permits from the PRC government authorities that are necessary for our material business operations in China, including, among others, the Radio and Television Program Production Operating License, Publication Operating License, Value-added Telecommunications Business Operating License and Internet Culture Operating License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we or the VIE may be required to obtain additional licenses, permits, filings, or approvals for the business operations in the future. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take actions in dealing with such violations or failures. In addition, if we or the VIE had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us or the VIE to obtain such approval, permits, registrations or filings in the future, we or the VIE may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us or the VIE to fines and other regulatory, civil or criminal liabilities, and we or the VIE may be ordered by the competent government authorities to suspend relevant operations, which would materially and adversely affect our business operations. For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry.”

In addition, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. In connection with our prior overseas offerings and trading status in the U.S., as of the date of this annual report, we (i) have not been required to obtain any permission from or complete any filing with the CSRC, and (ii) have not been required to go through a cybersecurity review by the CAC.

However, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listings, tradings and offerings in general and whether we are required to complete any filing or obtain any specific regulatory approval from the CSRC, the CAC or any other PRC governmental authorities for our future overseas securities offerings. If we had inadvertently concluded that such filings or approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, we may be unable to fulfill such requirements in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or to maintain the trading status of our ADSs, and if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements.”

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIE through loans rather than capital contributions. In 2020, 2021 and 2022, we did not make any loans to the Former VIEs or VIE, as the case may be. The VIE funds its operations primarily using cash generated from operating and financing activities and interest-free advances from Zhangmen group companies. For more information, see “Item 3. Key Information—Condensed Consolidating Schedule,” and our consolidated financial statements included elsewhere in this annual report.

The following diagram summarizes how funds were transferred among Zhangmen Education Inc., our subsidiaries, VIE and the Former VIEs prior to our internal reorganization in 2022.

The following diagram summarizes how funds were transferred among Zhangmen Education Inc., our subsidiary, and the VIE following our internal reorganization in 2022.

As of December 31, 2022, Zhangmen Education Inc. had not made any cumulative capital contributions to our PRC subsidiary through intermediate holding company. As of December 31, 2022, the net amount of interest-free advances due from the VIE to Zhangmen Education Inc. under certain collection and payment agreements entered into during the ordinary course of business was RMB133.3 million (US$19.3 million).

In 2020 and 2021, the PRC subsidiaries charged service fees including value added tax to the VIEs (including and the Former VIEs) for the certain service provided, which amounted to RMB417.5 million and RMB1,162.4 million, respectively. In 2020 and 2021, the settlement of such service fees by the VIE (including the Former VIEs) to our PRC subsidiaries amounted to RMB256.2 million and nil, respectively. As of December 31, 2021, the outstanding balance of service fees payables from the VIEs (including the Former VIEs) to our PRC subsidiaries was RMB1,400.5 million. As of December 31, 2021, the outstanding balance of interest-free advances payables from the VIEs (including the Former VIEs) to our PRC subsidiaries was RMB681.9 million. There were no other assets transferred among the VIEs (including the Former VIEs) and non-VIEs in 2020 and 2021.

In 2022, there was no service provided or assets transferred between the VIE and non-VIE.

As advised by our PRC legal advisor, for any amounts owed by the VIE to our PRC subsidiary under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIE have sufficient funds to do so. Our PRC subsidiary ispermitted to pay dividends to their shareholders, and eventually to Zhangmen Education Inc., only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiary and the VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.” Zhangmen Education Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. As of the date of this annual report, we do not have cash management policies in place that dictate how funds are transferred between Zhangmen Education Inc., our subsidiaries, the VIE and the investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations discussed in this section. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our PRC subsidiary under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIE exceed the fees paid to our PRC subsidiary, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities, we have other tax-planning strategies that can be deployed on a tax neutral basis.

Should all tax planning strategies fail, the VIE could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiary for the amounts of the stranded cash in the VIE. This would result in the double taxation of earnings: one at the VIE level (for non-deductible expenses) and one at the PRC subsidiary level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax income to approximately 67.5% of the pre-tax income. Our management is of the view that the likelihood that this scenario would happen is remote.

Condensed Consolidating Schedule

The following tables present the condensed consolidating schedules of financial information for Zhangmen Education Inc.

In the condensed consolidating schedules as of and for the years ended December 31, 2020, 2021 and 2022, “Zhangmen” refers to Zhangmen Education Inc., a Cayman Islands exempted company. “VIEs” refers to Shanghai Zhangda Education Technology Co., Ltd. (“Zhangda”), Shanghai Zhangshi Education and Training Co., Ltd. (“Zhangshi”) and Shenzhen Zhangmenren Education Consultation Co., Ltd. (“Zhangmenren”) and its subsidiaries. “VIE” refers to Zhangda. “Former VIEs” refers to Zhangshi and Zhangmenren and its subsidiaries. “WFOEs” refers to Zhangmen’s wholly-owned Chinese subsidiaries, Shanghai Zhangneng Information Technology Co., Ltd. (“Zhangneng”) , Shanghai Zhangxue Education Technology Co., Ltd. (“Shanghai Zhangxue”), Shanghai Zhangxinrui Technology Co., Ltd. (“Shanghai Zhangxinrui”) and their subsidiaries. “Other subsidiary” refers to Global Online Education HK Limited (“GOE HK”), which is a Hong Kong company and a 100% subsidiary owned by Zhangmen Education Inc. “Other subsidiaries” refers to GOE HK and Zhangmen Technology HK Limited (“Zhangmen HK”), both are Hong Kong companies and 100% subsidiaries owned by Zhangmen Education Inc.

	For the Year Ended December 31, 2020
	Zhangmen	WFOEs	Other Subsidiary	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Revenue	-	-	-	215,750	-	215,750
Cost of revenue	-	-	-	(114,343)	-	(114,343)
Operating expenses	(27,974)	-	-	(374,951)	-	(402,925)
Loss from operations	(27,974)	-	-	(273,544)	-	(301,518)
Interest income, net	19,764	-	-	-	-	19,764
Other income, net	-	-	-	479	-	479
Fair value change of investments and derivatives	3,696	-	-	-	-	3,696
Loss from investments in subsidiaries and VIE(1)	(273,065)	-	-	-	273,065	-
Loss before provision for income tax	(277,579)	-	-	(273,065)	273,065	(277,579)
Income tax expenses	(2,883)	-	-	-	-	(2,883)
Net loss from continuing operations	(280,462)	-	-	(273,065)	273,065	(280,462)
Deemed dividend	(101,795)	-	-	-	-	(101,795)
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	(837,856)	-	-	-	-	(837,856)
Net loss from continuing operations available to ordinary shareholders of Zhangmen Education Inc.	(1,220,113)	-	-	(273,065)	273,065	(1,220,113)
Loss from investments in disposal subsidiaries, former VIEs and former VIEs’ subsidiaries(1)	(731,884)	-	-	-	731,884	-
Net (loss) income related to discontinued operations	-	(629,783)	40,000	(142,101)	-	(731,884)
Net (loss) income available to ordinary shareholders of Zhangmen Education Inc.	(1,951,997)	(629,783)	40,000	(415,166)	1,004,949	(1,951,997)

	For the Year Ended December 31, 2021
	Zhangmen	WFOEs	Other Subsidiary	VIEs	Eliminations	Consolidated
			(RMB in thousands)
Revenue	-	-	-	299,296	-	299,296
Cost of revenue	-	-	-	(137,503)	-	(137,503)
Operating expenses	(70,069)	-	-	(356,816)	-	(426,885)
Loss from operations	(70,069)	-	-	(195,023)	-	(265,092)
Interest income (expenses), net	3,016	-	-	(28)	-	2,988
Other (expenses) income, net	(7,372)	-	-	30	-	(7,342)
Fair value change of investments and derivatives	5,205	-	-	-	-	5,205
Loss from investments in subsidiaries and VIE(1)	(195,021)	-	-	-	195,021	-
Loss before provision for income tax	(264,241)	-	-	(195,021)	195,021	(264,241)
Income tax expenses	-	-	-	-	-	-
Net loss from continuing operations	(264,241)	-	-	(195,021)	195,021	(264,241)
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	(2,217,489)	-	-	-	-	(2,217,489)
Net loss from continuing operations available to ordinary shareholders of Zhangmen Education Inc.	(2,481,730)	-	-	(195,021)	195,021	(2,481,730)
Loss from investments in disposal subsidiaries, former VIEs and former VIEs’ subsidiaries(1)	(912,879)	-	-	-	912,879	-
Net (loss) income related to discontinued operations	-	(396,503)	36,283	(552,659)	-	(912,879)
Net (loss) income available to ordinary shareholders of Zhangmen Education Inc.	(3,394,609)	(396,503)	36,283	(747,680)	1,107,900	(3,394,609)

	For the Year Ended December 31, 2022
	Zhangmen	WFOEs	Other Subsidiaries	VIEs	Eliminations	Consolidated
			(RMB in thousands)
Revenue	-	-	-	97,366	-	97,366
Cost of revenue	-	-	-	(39,410)	-	(39,410)
Operating expenses	(22,412)	-	-	(134,526)	-	(156,938)
Loss from operations	(22,412)	-	-	(76,570)	-	(98,982)
Interest income, net	305	-	-	595	-	900
Other income, net	168	-	-	76	-	244
Loss from investments in subsidiaries and VIE(1)	(75,899)	-	-	-	75,899	-
Loss before provision for income tax	(97,838)	-	-	(75,899)	75,899	(97,838)
Income tax expenses	-	-	-	-	-	-
Net loss from continuing operations	(97,838)	-	-	(75,899)	75,899	(97,838)
Net loss from continuing operations available to ordinary shareholders of Zhangmen Education Inc.	(97,838)	-	-	(75,899)	75,899	(97,838)
Income from investments in disposal subsidiaries, former VIEs and former VIEs’ subsidiaries(1)	467,510	-	-	-	(467,510)	-
Net income (loss) related to discontinued operations	355,278	(317,790)	(1,145,948)	2,286,526	(355,278)	822,788
Net income (loss) available to ordinary shareholders of Zhangmen Education Inc.	724,950	(317,790)	(1,145,948)	2,210,627	(746,889)	724,950

Note:

(1)	The eliminations are mainly related to the investment loss picked up from subsidiaries, VIEs and VIE’s subsidiaries.

	For the Year Ended December 31, 2020
	Zhangmen	WFOEs	Other Subsidiary	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	962	-	-	37,453	-	38,415
Short-term investments	2,109,629	-	-	-	-	2,109,629
Amounts due from Zhangmen Group Companies (1)	-	292,954	3,569	367,340	(663,863)	-
Assets of disposal group	-	551,921	1,500,015	1,838,879	(625,269)	3,265,546
Other assets	52	-	-	16,693	-	16,745
Total assets	2,110,643	844,875	1,503,584	2,260,365	(1,289,132)	5,430,335
Amounts due to Zhangmen Group Companies (1)	-	370,909	-	292,954	(663,863)	-
Deferred revenue, current	-	-	-	179,189	-	179,189
Refund liabilities	-	-	-	39,258	-	39,258
Deficits of investments in subsidiaries and consolidated VIEs(2)	2,313,126	-	-	-	(2,313,126)	-
Liabilities of disposal group	-	363,801	20,916	4,918,811	-	5,303,528
Deferred revenue, non-current	-	-	-	74,855	-	74,855
Other liabilities	17,840	-	-	35,988	-	53,828
Total liabilities	2,330,966	734,710	20,916	5,541,055	(2,976,989)	5,650,658
Total mezzanine equity and shareholders’ (deficit) equity	(220,323)	110,165	1,482,668	(3,280,690)	1,687,857	(220,323)

	For the Year Ended December 31, 2021
	Zhangmen	WFOEs	Other Subsidiary	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	1,124	-	-	334,557	-	335,681
Short-term investments	63,757	-	-	-	-	63,757
Amounts due from Zhangmen Group Companies (1)	-	2,082,352	517,210	588,783	(3,188,345)	-
Assets of disposal group	-	505,398	1,939,437	338,808	(660,859)	2,122,784
Other assets	553	-	-	4,281	-	4,834
Total assets	65,434	2,587,750	2,456,647	1,266,429	(3,849,204)	2,527,056
Amounts due to Zhangmen Group Companies (1)	4,213	1,101,495	-	2,082,637	(3,188,345)	-
Deferred revenue	-	-	-	76,380	-	76,380
Refund liabilities	-	-	-	64,592	-	64,592
Deficits of investments in subsidiaries and consolidated VIEs(2)	908,253	-	-	-	(908,253)	-
Liabilities of disposal group	-	174,632	2,776	3,043,062	-	3,220,470
Other liabilities	-	-	-	12,646	-	12,646
Total liabilities	912,466	1,276,127	2,776	5,279,317	(4,096,598)	3,374,088
Total shareholders’ (deficit) equity	(847,032)	1,311,623	2,453,871	(4,012,888)	247,394	(847,032)

	For the Year Ended December 31, 2022
	Zhangmen	WFOEs	Other Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	6,464	-	-	125,444	-	131,908
Short-term investments	20,894	-	-	-	-	20,894
Amounts due from Zhangmen Group Companies(1)	133,264	-	-	-	(133,264)	-
Other assets	34	-	-	3,669	-	3,703
Total assets	160,656	-	-	129,113	(133,264)	156,505
Amounts due to Zhangmen Group Companies(1)	-	-	-	133,264	(133,264)	-
Deficits of investments in subsidiaries and VIE(2)	83,900	-	-	-	(83,900)	-
Deferred revenue	-	-	-	33,508	-	33,508
Refund liabilities	-	-	-	15,688	-	15,688
Other liabilities	188			30,553		30,741
Total liabilities	84,088	-	-	213,013	(217,164)	79,937
Total shareholders’ equity (deficit)	76,568	-	-	(83,900)	83,900	76,568

Notes:

(1)	The eliminations are mainly related to the unpaid balance of service fees between WFOEs and VIEs and other interest-free advances from/to the VIE(s).

(2)	The eliminations are mainly related to the investments to subsidiaries and VIEs.

	For the Year Ended December 31, 2020
	Zhangmen	WFOEs	Other Subsidiary	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash generated from (used in) continuing operating activities	744	-	-	(142,305)	-	(141,561)
Net cash (used in) generated from discontinued operating activities	-	(566,404)	484,190	568,060	-	485,846
Net cash generated from (used in) operating activities	744	(566,404)	484,190	425,755	-	344,285
Net cash (used in) generated from continuing investing activities(1)	(2,193,891)	-	-	117,955	-	(2,075,936)
Net cash used in discontinued investing activities	-	(363,049)	(705,154)	(348,218)	698,128	(718,293)
Net cash used in investing activities	(2,193,891)	(363,049)	(705,154)	(230,263)	698,128	(2,794,229)
Net cash generated from financing continuing activities(1)	1,716,310	-	-	-	-	1,716,310
Net cash generated from (used in) discontinued financing activities	-	641,896	56,232	(2,025)	(698,128)	(2,025)
Net cash generated from (used in) financing activities(1)	1,716,310	641,896	56,232	(2,025)	(698,128)	1,714,285
Effect of exchange rate changes	(168,115)	-	62,932	-	-	(105,183)
Net (decrease) increase in cash, cash equivalents and restricted cash	(644,952)	(287,557)	(101,800)	193,467	-	(840,842)
Cash, cash equivalents and restricted cash at beginning of the year	645,914	295,085	244,561	487,531	-	1,673,091
Cash, cash equivalents and restricted cash at end of the year	962	7,528	142,761	680,998	-	832,249

	For the Year Ended December 31, 2021
	Zhangmen	WFOEs	Other Subsidiary	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash used in continuing operating activities	(72,690)	-	-	(325,600)	-	(398,290)
Net cash (used in) generated from discontinued operating activities	-	(443,974)	3,961	(2,260,442)	-	(2,700,455)
Net cash (used in) generated from operating activities	(72,690)	(443,974)	3,961	(2,586,042)	-	(3,098,745)
Net cash (used in) generated from continuing investing activities(1)	(478,881)	-	-	666,282	-	187,401
Net cash generated from discontinued investing activities	-	334,332	832,939	76,900	2,480,746	3,724,917
Net cash (used in) generated from investing activities	(478,881)	334,332	832,939	743,182	2,480,746	3,912,318
Net cash generated from continuing financing activities(1)	560,842	-	-	380	-	561,222
Net cash generated from discontinued financing activities	-	539,150	345,903	1,583,339	(2,480,746)	(12,354)
Net cash generated from financing activities(1)	560,842	539,150	345,903	1,583,719	(2,480,746)	548,868
Effect of exchange rate changes	(9,109)	-	(47,634)	-	-	(56,743)
Net increase (decrease) in cash, cash equivalents and restricted cash	162	429,508	1,135,169	(259,141)	-	1,305,698
Cash, cash equivalents and restricted cash at beginning of the year	962	7,528	142,761	680,998	-	832,249
Cash, cash equivalents and restricted cash at end of the year	1,124	437,036	1,277,930	421,857	-	2,137,947

	For the Year Ended December 31, 2022
	Zhangmen	WFOEs	Other Subsidiaries	VIEs	Eliminations	Consolidated
	(RMB in thousands)
Net cash used in continuing operating activities	(16,260)	-	-	(144,992)	-	(161,252)
Net cash used in discontinued operating activities	-	(263,620)	(123,423)	(427,476)	-	(814,519)
Net cash used in operating activities	(16,260)	(263,620)	(123,423)	(572,468)	-	(975,771)
Net cash generated from continuing investing activities(1)	-	-	-	42,863	-	42,863
Net cash used in discontinued investing activities	(24,212)	-	(1,248,718)	(1,005,787)	1,065,563	(1,213,154)
Net cash used in investing activities	(24,212)	-	(1,248,718)	(962,924)	1,065,563	(1,170,291)
Net cash generated from continuing financing activities	26	-	-	-	-	26
Net cash (used in) generated from discontinued financing activities	-	(173,416)	-	1,238,979	(1,065,563)	-
Net cash generated from (used in) financing activities	26	(173,416)	-	1,238,979	(1,065,563)	26
Effect of exchange rate changes	45,786	-	94,211	-	-	139,997
Net increase (decrease) in cash, cash equivalents and restricted cash	5,340	(437,036)	(1,277,930)	(296,413)	-	(2,006,039)
Cash, cash equivalents and restricted cash at beginning of the year	1,124	437,036	1,277,930	421,857	-	2,137,947
Cash, cash equivalents and restricted cash at end of the year	6,464	-	-	125,444	-	131,908

Note:

(1)	The eliminations are mainly related to working capital from Zhangmen to its subsidiaries and the VIEs, and other interest-free advances from/to Zhangmen to its subsidiaries and the VIEs.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

In the future, if and when we become profitable, Zhangmen Education Inc.’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiary. Under PRC laws and regulations, our PRC subsidiary are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Zhangmen Education Inc. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiary may not have sufficient distributable profits to pay dividends to us in the near future.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiary will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Zhangmen Education Inc. In addition, our PRC subsidiary are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the OTC market, may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”). As of the date of this annual report, our auditor is not included in the report. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate. For details, see “Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements for the fiscal year ended December 31, 2020, which is included elsewhere in this annual report. Recent developments with respect to audits of China-based companies may still also create uncertainty about the ability of our current auditor to fully cooperate with the PCAOB’s inspection requests without the approval of the relevant PRC authorities.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

We face significant regulatory, liquidity and enforcement risks and uncertainties as a company based in and primarily operating in China, including risks and uncertainties regarding that the rules and regulations in China can change quickly with little advance notice, which could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government may also intervene with or influence our operations at any time by adopting new laws and regulations as the government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we have previously registered for sale. We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to the use of variable interest entities, education and after-school tutoring, anti-monopoly regulatory actions, as well as cybersecurity and data privacy.

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong and Macau. While entities and businesses in Hong Kong and Macau operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to a company’s operations in Hong Kong and Macau, if the laws applicable to mainland China become applicable to entities and business in Hong Kong and Macau in the future. As of the date of this Annual Report, we do not have operations in Hong Kong or Macau. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure.”

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

●	Risks associated with changes in our business strategies and offerings. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business and Industry—The significant and ongoing changes in our business strategies and offerings may make it difficult to evaluate our future prospects” on page 24 of this annual report.

●	Risks associated with our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business and Industry—Our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our business, financial condition, results of operations and prospect” on pages 25 to 26 of this annual report.

●	Risks associated with our ability to continue to attract students to purchase our courses and to increase the spending of our students. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business and Industry—If we are not able to continue to attract students to purchase our courses and to increase the spending of our students, our business and prospects will be materially and adversely affected” on page 26 of this annual report.

●	Risks associated with our ability to maintain consistent quality or timely develop our educational content in a cost-effective manner. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business and Industry—If we are unable to maintain consistent quality or timely develop our educational content in a cost-effective manner to make them appealing to existing and prospective students, our business and reputation may be materially and adversely affected” on page 27 of this annual report.

●	Risks associated with our ability to maintain and enhance the recognition of our brand. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business and Industry—Our business depends on the continued success of our brand, and if we fail to maintain and enhance the recognition of our brand, we may face difficulty attracting students to our STEAM courses, and our reputation and operating results may be harmed” on see page 27 of this annual report.

●	Risks associated with the significant competition we faced. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business and Industry—We face significant competition, which could increase our customer acquisition cost, cause us to lose students to our competitors, lead to pricing pressure and loss of market shares, and significantly reduce our net revenues” on page 28 of this annual report.

●	Risks associated with our ability to continue to recruit, train and retain a sufficient number of qualified teachers. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business and Industry—If we are not able to continue to recruit, train and retain a sufficient number of qualified teachers, our business, financial conditions and operating results may be materially and adversely affected” on pages 28 and 29 of this annual report.

●	Risks associated with students discontinuing taking our courses. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business and Industry—Students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their academic performance or general dissatisfaction with our courses, which may adversely affect our business, financial condition, results of operation and reputation” on see page 29 of this annual report.

●	Uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our business operations in China. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our business operations in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations” on pages 29 and 30 of this annual report.

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

●	Substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect our financial condition and results of operations performance. If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on pages 48 and 49 of this annual report.

●	Risks associated with our reliance on contractual arrangements with the VIE and its shareholder for our business operations. For details, see “Item 3. Key Information— D. Risk Factors—Risks relating to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholder for our business operations, which may not be as effective as direct ownership in providing operational control” on page 49 of this annual report.

●	Risks associated with failure by the VIE or its shareholder to perform their obligations under our contractual arrangements with them. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—Any failure by the VIE or its shareholder to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page 50 of this annual report.

●	Risks associated with the actual or potential conflicts of interest between the shareholder of the VIE and us. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—The shareholder of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” on page 50 of this annual report.

●	Risks associated with the contractual arrangements in relation to the VIE being subject to scrutiny by the PRC tax authorities. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investmen” on page 51 of this annual report.

●	Risks associated with our current corporate structure and business operations being affected by the Foreign Investment Law and its Implementation Rules. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law and its Implementation Rules” on page 51 of this annual report.

●	Risks associated with our inability to use and enjoy assets held by the VIE that are material to the operation of certain portion of our business. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of certain portion of our business if the entities go bankrupt or become subject to a dissolution or liquidation proceeding” on page 52 of this annual report.

Risks Relating to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Risks associated with failure to obtain the approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities in connection with the issuance of securities overseas or maintenance of the trading status of our ADSs. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Doing Business in China—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or to maintain the trading status of our ADSs” on pages 53 and 54 of this annual report.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” on pages 54 and 55 of this annual report.

●	Risks associated with the PRC government intervening or influencing our operations at any time, or exerting more control over our future overseas offerings or foreign investments in us. For details, see “Risk Factors—Risks relating to Doing Business in China—The PRC government may intervene or influence our operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operation and the value of our ADSs” on page 55 of this annual report.

●	Risks associated with the difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws” on page 56 of this annual report.

●	Risks associated with the historical inability of the PCAOB to inspect our former auditor and uncertainties about the ability of our current auditor to fully cooperate with the PCAOB’s inspection. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Doing Business in China—The PCAOB had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements for the fiscal year ended December 31, 2020, which is included elsewhere in this annual report. Recent developments with respect to audits of China-based companies may still create uncertainty about the ability of our current auditor to fully cooperate with the PCAOB’s inspection requests without the approval of the relevant PRC authorities” on page 56 of this annual report.

●	Risks associated with the potential inability of the PCAOB to inspect our auditor in the future. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Doing Business in China—Trading in our securities on U.S. markets, including the OTC market may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years” on page 57 of this annual report.

●	Risks associated with failure of the custodians or authorized users of our controlling non-tangible assets to fulfill their responsibilities. For details, see “Risk Factors—Risks relating to Doing Business in China—The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets” on page 57 of this annual report.

●	Risks associated with being classified as a PRC resident enterprise for PRC enterprise income tax purposes. For details, see “Risk Factors—Risks relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders” on page 58 of this annual report.

Risks Relating to Our Class A Ordinary Shares and Our ADSs

In addition to the risks described above, we are subject to risks relating to our Class A ordinary shares and our ADSs, including, but are not limited to, the following:

●	Risks associated with our PFIC status. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Class A Ordinary Shares and Our ADSs—We believe that we were likely a passive foreign investment company, or a PFIC, for our 2022 taxable year and we anticipate that we will likely be a PFIC in 2023 and potentially also in future years, which will result in adverse federal income tax consequences to U.S. investors in the ADSs or ordinary shares” on page 73 of this annual report.

●	Risks associated with the volatility of the trading price of our ADSs. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Class A Ordinary Shares and Our ADSs—The trading price of our ADSs has been volatile and may continue to be volatile, regardless of our operating performance” on pages 65 and 66 of this annual report.

●	Risks associated with failure of the securities or industry analysts to publish research or reports in favor of us, or at all. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Class A Ordinary Shares and Our ADSs—If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the trading price for the ADSs and trading volume could decline” on page 66 of this annual report.

●	Risks associated with our dual-class voting structure that will your ability to influence corporate matters. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Class A Ordinary Shares and Our ADSs—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial” on pages 66 and 67 of this annual report.

Risks associated with our dual-class voting structure that may adversely affect the trading market for our ADSs. For details, see “Item 3. Key Information—D. Risk Factors—Risks relating to Our Class A Ordinary Shares and Our ADSs—The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs” on page 67 of this annual report.

Risks Relating to Our Business and Industry

The significant and ongoing changes in our business strategies and offerings may make it difficult to evaluate our future prospects.

We historically generated a significant portion of our revenue from after-school tutoring services for academic subjects included in China’s compulsory education system (the “Academic AST Business”). In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we have terminated our Academic AST Business. In September 2022, we entered into a definitive share purchase agreement with Eternal Zenith Limited (“Eternal Zenith”), an entity controlled by Mr. Jiajun Wu, a senior management member of the Company affiliated with our controlling shareholder. Pursuant to such share purchase agreement, Mr. Jiajun Wu, through Eternal Zenith, would acquire all of our K-12 after-school tutoring business, including all associated assets and liabilities (the “K-12 Business”), for a nominal consideration. We are also in the process of transitioning to a business strategy that will be focused more on the offering of STEAM courses and development of SaaS solutions and smart devices for students and educational institutions.

The changes in our business strategies and offerings may have some or all of the following unintended effects:

●	Some users, students, customers and business partners may not receive the changes in our business strategies and offerings in a positive manner and relationships with these parties may be jeopardized;

●	Our new products and services may not be accepted by our users as we expect;

●	Our new products and services may not attract users and customers or generate the revenue required to succeed;

●	The underlying assumptions and estimates about our new business and the new markets that we attempt to enter into may prove incorrect, which may cause our actual results of operations to fall short of our expectations;

●	To the extent we enter into new businesses, our previous operating history may be of limited use for investors to evaluate our future performance and prospects;

●	The development of new products and services could be costly and time-consuming and requires us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful;

●	Expenses will be incurred in the implementation of the new business strategies and the implementation process may distract us from achieving other fundamental business objectives; and

●	The changes in organizational structure that will be required to support the changes in our business strategies and offerings may lead to dissatisfaction among employees which could make it more difficult for us to retain key employees.

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

The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently that had materially and adversely impacted businesses in such industry. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, sets out a series of operating requirements on after-school tutoring institutions, including, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit institutions, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students in grade ten to twelve; (ii) online after-school tutoring institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, franchise or variable interest entities; (v) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (vi) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (vii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; and (viii) non-academic tutoring shall obtain approval from relevant government authorities. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Relating to Private Education—Regulation Relating to After-school Tutoring and Educational Apps” for more details.

To implement the Alleviating Burden Opinion, in September 2021, the Chinese Ministry of Education, or the MOE, published on its official website that the MOE, together with other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit organizations by the end of 2021 and a circular requiring all online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects to obtain the private school operating permit by the end of 2021, and all Academic AST Institutions and online after-school tutoring institutions shall, before completing such registration or obtaining such permit as applicable, suspend enrollment of students and charging fees. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Relating to Private Education—Regulation Relating to After-school Tutoring and Educational Apps” for more details.

In September 2022, we entered into a definitive share purchase agreement with Eternal Zenith, an entity controlled by Mr. Jiajun Wu, a senior management member of the Company affiliated with our controlling shareholder. Pursuant to such share purchase agreement, Mr. Jiajun Wu, through Eternal Zenith, would acquire all of our K-12 Business, including all associated assets and liabilities, for a nominal consideration. The disposal of the K-12 Business, together with the accompanying internal reorganization, are crucial steps for us to fully comply with the latest PRC regulatory requirements. Due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations would be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion and its implementation measures, including without limitation requirements on non-academic tutoring and pre-collection of fees, in a timely manner, or at all. It is also uncertain whether certain of our services would be deemed as tutoring to preschoolers and thus not permitted under the Alleviating Burden Opinion. We may become subject to fines or other penalties or be required to terminate certain operations, in which case our business, financial condition and results of operations could be materially and adversely affected further. In addition, we may incur material impairment and severance charges as well as other material costs and expenses resulting from tuition refunds, termination of leases, and other actions we take in light of the latest regulatory developments, which may have material adverse impact on our financial condition, results of operations and prospect.

The State Council promulgated the Amended Implementation Rules for the Private Education Law, or the Amended Implementation Rules, which became effective on September 1, 2021, which provides, among others, that a private school engaging in online education activities using internet technology shall obtain the relevant private school operating permit. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Relating to Private Education—The Law for Promoting Private Education and its Implementing Rules.” Further, the PRC government authorities have issued several regulations aiming to strength its regulation of after-school tutoring institutions, including without limitation the Opinion on the Regulation of the Development of After-school Training Institutions, the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation), and the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation). The MOE jointly with other government authorities promulgated the Notice on Regulating Non-Academic After-school Training Institutions and the Opinions on Standardizing Non-Academic After-School Tutoring for Primary and Secondary School Students respectively on March 3, 2022 and December 8, 2022, which raise certain compliance requirements on non-academic after school tutoring institutions. On April 2, 2022, the Shanghai Municipal Education Commission, together with five other government authorities promulgated the Implementation Measures for the Establishment and Management of After-school Training Institutions in Shanghai effective from April 15, 2022, which raise certain compliance requirements on establishment and management of after-school tutoring institutions in Shanghai. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Relating to Private Education—Regulation Relating to After-school Tutoring and Educational Apps” for more details. According to our consultation with the local government authority which has jurisdiction over our non-academic tutoring services, the local government authority acknowledged us that it has not started to accept application of private school operating permit for our provision of non-academic tutoring services, and therefore, we have not obtained a private school operating permit for our provision of non-academic tutoring services. We will closely monitor the regulatory development and take measures in a timely manner regarding application of private school operating permit for our provision of non-academic tutoring services. Certain aspects of our existing online course business may be deemed to not be in full compliance with the above-mentioned laws and regulations regarding online after school tutoring. The relevant governmental authorities have significant discretion in interpreting and implementing, and may from time to time conduct inspections on compliance with, such laws and regulations and their related local rules. We have been making and will continue to make efforts to comply with such regulations as well as requirement by relevant governmental authorities during such inspections. However, we cannot assure you that we will be able to comply with such regulations and requirements in a timely manner, or at all. If we fail to comply with these regulations and requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which may materially and adversely affect our business and results of operations.

In addition, it is uncertain whether and how the PRC government would promulgate additional laws, regulations and guidance regarding the online private education industry, including those promulgated to apply more stringent social and ethical standards in the education sector in general or with respect to non-academic tutoring services, and there is no assurance that we can comply with any such newly promulgated laws and regulations in a timely manner or at all. Failure to regain compliance may materially and adversely affect our business, financial condition and results of operations. For more details of the relevant laws and regulations, please refer to “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Relating to Private Education.”

If we are not able to continue to attract students to purchase our courses and to increase the spending of our students, our business and prospects will be materially and adversely affected.

After the disposal of our K-12 Business, we generate net revenues primarily from students paying for our STEAM courses and smart devices. Our ability to continue to attract students to purchase these courses and new courses we may offer in the future and to increase their spending are critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to recruit, train and retain high-quality teaching staff, continue to develop, adapt or enhance the quality of our course offerings to meet the evolving demands of our existing or prospective students, adapt our promotional activities to changes in market demand, comply with regulatory regime and practices, enhance our brand equity and awareness to a broader base of potential customers, and provide a more localized, personalized and effective learning experience to our students.

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

Our business depends on the continued success of our brand, and if we fail to maintain and enhance the recognition of our brand, we may face difficulty attracting students to our STEAM courses, and our reputation and operating results may be harmed.

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

The online education industry in China is competitive, and we expect competition in this sector to persist. We face competition in each part of our service offerings, such as online courses, from other online and offline educational service providers. Some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. In particular, for our STEAM courses, we compete with other education service providers across a range of factors, including, among others, insights based on learning data and empowered by data analytics capabilities, application of a wide range of advanced technology in different educational scenarios, functions covering diversified educational scenarios and friendly user experience, effectiveness of customer services and sales and marketing efforts, and track record, trust and brand recognition. Our competitors may adopt similar curricula and marketing approaches, with different pricing and service packages that may have greater appeal than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their products and services and respond more quickly than we can to the changes in student preferences and market needs or new technologies. As a result, our course enrollment, particularly for our STEAM courses, may decrease due to intense competition. If we reduce course fees or increase spending in response to competition in order to retain or attract students and high quality teaching staff, or pursue new market opportunities, our net revenues may decrease and our costs and expenses may increase as a result of such actions which may adversely affect our operating margins. If we are unable to successfully compete for students, maintain or increase our level of course fees, attract and retain competent teaching staff or other key personnel, maintain our competitiveness in terms of the quality of our education services in a cost-effective manner, we may lose our market share and our financial condition may be materially and adversely affected.

If we are not able to continue to recruit, train and retain a sufficient number of qualified teachers, our business, financial conditions and operating results may be materially and adversely affected.

Our teachers are critical to maintaining the quality of our course offerings, the learning experience of our students and our brand and reputation. We seek to recruit high-quality teachers with strong education background and teaching skills who have a strong command of the subject areas to be taught and meet our qualifications. As we mainly offer STEAM courses in online format, we require a sufficient number of teachers to deliver our courses. The supply of teachers in China with the necessary experience and qualifications to teach our courses is limited, and we must provide competitive pay and offer attractive career development opportunities to attract and retain them. As we experience significant changes to our business model and educational content development due to recent adverse regulatory changes, we are in the process of adapting our faculty to hire teachers and employees with relevant experiences to execute our new strategies in educational content offerings. We cannot assure that we will be able to continue recruit and retain a sufficient number of quality teachers in the future, and if we fail to do so, our teaching quality may be adversely affected. Departure of quality teachers may also reduce the attractiveness of our course offerings and negatively impact our paid student enrollments. We need to also provide on-going training to our teachers, particularly our part-time teachers, to ensure that they stay abreast of changes in course materials, student demands and other changes and trends necessary to teach effectively. Furthermore, as we continue to develop new educational content, we may need to engage additional high-quality teachers with appropriate skill sets or backgrounds to deliver instructions effectively. We cannot guarantee that we will be able to effectively engage and train such teachers quickly, or at all. In addition, given other potentially more attractive opportunities for our high-quality teachers, over time some of them may choose to leave us. In response to the recent regulatory developments, we have further optimized our teachers’ utilization and adjusted the faculty structure to strategically increase the proportion of part-time teachers. As a result, some of our teachers have left us. In the event such teachers join our competitors, students may decide to follow such teachers and enroll in their courses offered through other online education companies, which may weaken our competitive position in the industry.

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

Students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their performance or general dissatisfaction with our courses, which may adversely affect our business, financial condition, results of operation and reputation.

The success of our business depends in large part on our ability to retain our students by delivering a satisfactory learning experience and improving their performance. If students feel that we are not providing the experience they are seeking, they may choose to withdraw from existing courses and seek refunds. For example, our courses and teachers may fail to significantly improve a student’s performance. Student satisfaction with our programs may decline for a number of reasons, many of which may not reflect the effectiveness of our courses and teaching methods. A student’s learning experience may also suffer if his or her relationship with our teachers does not meet expectations. If a significant number of students fail to significantly improve their performance after taking our courses or if their learning experiences with us are unsatisfactory, they may not purchase additional courses from us or refer other students to us and our business, financial condition, results of operations and reputation would be adversely affected.

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

For example, we print and provide physical education materials to our students. If the government authorities deem our printing and provision of physical education materials to students as “publication of books” under Administrative Regulations on Publishing, we may be required to engage qualified publishers to publish such physical education materials, failure of which may subject us to penalties, including orders to cease illegal activities, discontinuation of operations, correction order, condemnation, fines, civil and criminal liability. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Relating to Publishing.”

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

Furthermore, Shanghai Zhangda, the VIE, currently holds a Value-added Telecommunications Business Operating License for certain internet information service, or ICP License. However, we cannot assure you that the ICP Licenses held by the VIE can be updated in a timely manner or at all with respect to business activities, websites and applications associated with our business operations because relevant laws and regulations are constantly evolving and can be subject to differing interpretations by PRC government authorities. In addition, the Amended Implementation Rules require that a private school engaging in online education activities using internet technology obtain the relevant private school operating permit. As of the date of this annual report, we have not obtained a private school operating permit, which may be required for our online education services. Moreover, the Opinions on Educational Apps require that education apps be filed with competent provincial regulatory authorities for education. Following the Opinions on Educational Apps, we filed our education apps with relevant government authorities. However, to implement the Alleviating Burden Opinion, the MoE requires all educational apps already filed to be refiled to make sure they comply with relevant compliance requirements under the Alleviating Burden Opinion and we are in the process of preparing for application of refiling of our educational apps. Failures to obtain or update such licenses and permits may subject us to fines, confiscation of relevant gains, suspend the operations of our online platforms and other liabilities. Last but not least, due to the ambiguity of the definition of “online publishing service,” and “internet live-streaming services”, the online distribution of content, including our course materials, and our internet education services may be regarded as an “online publishing service” or “internet live-streaming services” and therefore we may be required to obtain an Online Publishing License, or to complete filings as an internet live-streaming platform.

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

We may not maintain profitability in the future given our historical net losess positions.

We had net losses from continuing operations of RMB280.5 million, RMB264.2 million and RMB97.8 million (US$14.2 million) in 2020, 2021 and 2022. We cannot assure you that we will be able to generate or maintain net profits or positive cash flow from operating activities in the future. Our ability to maintain profitability will depend in large part on our ability to generate sufficient revenues from our remaining and new service offerings after the disposal of the K-12 Business, and our ability to manage our costs and operating expenses as a percentage of our net revenues. Accordingly, we intend to continue to invest to attract new students, hire high-quality teachers and other personnel, and strengthen our educational content development and data analytics capabilities to enhance student experience, in cost-effective manners. As part of our business transition in order to adapt to the recent adverse regulatory changes to the online education industry in China, we launched several new products and services, such as our education-centric SaaS solution and smart devices. These efforts may be costlier than we expect, and our net revenues may not increase sufficiently to offset the expenses. We may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating and net losses in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability. These factors, among others set out in this “Risk Factors” section, may negatively affect our ability to achieve profitability in the near term, if at all.

We may not be successful in our strategies to offer additional educational services such as STEAM courses.

After the disposal of the K-12 Business, we primarily offer tutoring courses covering STEAM subjects. We also launched new service and product lines, such as SaaS solutions and education-centric smart devices, as part of our business transition in order to adapt to the recent adverse regulatory changes to the online education industry in China. Upgrades to our existing products and courses may not be well received by our students and teachers, and newly introduced products and services may not achieve success as expected. Our lack of experience and track record with these new products and services may adversely affect our prospects and our ability to compete with the existing market players in any of these product and service categories. The development of new products, services and content could disrupt our ongoing business, disrupt our management’s attention, be costly and time-consuming and require us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful. We cannot assure you that any of such new products or services will achieve market acceptance or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts. In addition, given significant uncertainties associated with recent PRC regulatory developments in the private education industry, there is no guarantee that our STEAM courses offerings will not be subject to PRC regulatory restrictions that may potentially lead to the material modifications or termination of such high school and STEAM courses offerings. If we are unsuccessful in our expansion of STEAM after-school tutoring products or in our development of additional educational services due to financial constraints, failure to attract qualified personnel, regulatory restrictions or other reasons, our business, financial condition and results of operations could be adversely affected.

We may not be able to maintain or increase our course fee levels.

After the disposal of our K-12 Business, our results of operations are primarily affected by the pricing of our remaining course offerings. For many of these course offerings, we have a limited track record and experience in managing their fee levels in a highly competitive market. We determine our course fees primarily based on the demand for our course offerings, the cost of our operations, the course fees charged by our competitors, our pricing strategy to gain market share and general economic conditions in the PRC. We cannot guarantee that we will be able to maintain or increase our tuition levels in the future without adversely affecting the demand for our online course offerings.

If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant sales and marketing expenses of continuing operations. We incurred RMB278.9 million, RMB231.9 million and RMB50.2 million (US$7.3 million) in sales and marketing expenses of continuing operations in 2020, 2021 and 2022, respectively. Our sales activities may not be well received by students or customers, and may not result in the levels of sales that we anticipate and our trial lessons may not be attractive to our prospective students and customers. Furthermore, we may not be able to achieve the operational efficiency necessary to increase the revenues per sales and marketing staff. We also may not be able to retain or recruit experienced sales and marketing staff, or to efficiently train junior staff. Further, marketing and branding approaches and tools in the online education market in China are evolving, especially for mobile platforms. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and student preferences. Failure to refine our existing marketing and branding approaches or to introduce new marketing and branding approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our profitability.

Our advertising and promotional content may subject us to penalties and other administrative actions.

Under PRC advertising, pricing and anti-unfair competition laws and regulations, we are obligated to monitor our advertising and promotional content to ensure that such content is true, accurate, not misleading and in full compliance with applicable laws and regulations. For example, the PRC Pricing Law provides that an operator is prohibited from using false or misleading pricing methods to induce consumers or other operators to enter into transactions with it. The PRC Anti-Unfair Competition Law prohibits business operators from making false or misleading commercial promotions regarding its performance, functions, quality, sales, user feedback or accolades, to defraud or mislead customers. In addition, education or training advertisements are further prohibited from containing content such as guarantees that a candidate will pass the related examination or regarding the effect of education or training, recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image. Further, the Alleviating Burden Opinion provides that no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of relevant income, orders to cease dissemination of the inappropriate advertisements and promotions, and orders to publish an announcement correcting the misleading information. We have implemented internal review and employee training procedures to ensure the appropriateness of our advertising and promotional content. However, there is no guarantee that such measures would always be effective in preventing potential violations, particularly in light of the evolving laws and regulations and the increased regulatory scrutiny in recent periods. For example, historically we had been subject to fines imposed by relevant governmental authority for making misleading advertisements and promotions (including with respect to certain inappropriate advertisements concerning the enrollment, faculty, content, effectiveness and pricing of our courses) and had been ordered to remove such advertisements and promotions. In circumstances involving serious violations by us, PRC government authorities may force us to terminate our advertising and promotional operations or revoke our licenses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Relating to Advertising, Pricing and Promotion.”

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

We generally offer refunds for the remaining classes in a course to students who withdraw from such course, subject to certain conditions in the service contract between us and each of our students. For Zhangmen Kids, if students withdraw from a course at any time, we offer refunds for any remaining classes to the students after charging an administration fee. The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation to, any change or development in applicable PRC laws and regulations, dissatisfaction with our teaching quality and our educational content offerings, a perceived decline in our teaching quality due to the departure of popular teachers, privacy concerns relating to our services and negative publicity regarding us or online education in general. Any refund payments that we may be required to make to our students, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our business operations and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation.

In addition, we have incurred and may continue to incur material impairment and severance charges as well as other material costs and expenses resulting from tuition refunds and other actions we take in light of the latest regulatory developments, which may have material adverse impact on our financial condition, results of operations and prospect.

If our AI programs or proprietary data analytics algorithms, especially those related to real-time educational content generation, are flawed or ineffective, our business and reputation could be harmed.

We rely on our proprietary data analytics algorithms to analyze student practice exercises and academic assessment results data and based thereon to generate personalized recommended quiz questions for students and teachers to aid in their learning and teaching, respectively, and to continually develop and improve the educational content offered in our online after-school tutoring courses. Although we have invested substantially in the development and continued improvement of our algorithms, we cannot assure you that our algorithms do not and will not carry any flaw or defect that could compromise our data analysis results. Particularly, some of these flaws or defects may not become evident until the algorithm is put to actual usage or after its continued failure to accurately generate on-point personalized study question recommendations. Even if the algorithm is properly designed, its performance may be affected by the quality and volume of student learning performance data we aggregated. We also expect to experience significant growth in the amount of data we need to process as we continue to develop our business and grow our student base. As the amount of data and variables we process increases, the calculations that our algorithms must process become increasingly complex and the likelihood of any defect or error increases. In addition, a significant component of our online courses is powered by our AI programs, which address complex challenges such as autoscoring, practice exercise review and monitor of in-class interactions. We may incur significant expenses to remediate any defects in our AI programs or data analytics algorithms, or may not be able to correct them at all. Although we have not experienced any material defects to date, we cannot assure you that our AI programs and algorithms are flawless. If any incidents of material defects took place, our student and teacher experiences with our products and courses would be significantly harmed, and they may lose confidence and trust in our products and courses. As a result, we may incur significant reputational damage and market share loss.

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

In November 2021, we and certain of our current and former officers and directors were named as defendants a putative securities class action filed in federal court alleging that we made material misstatements and omissions in our IPO registration statement. On April 12, 2022, the lead plaintiff in the action filed an amended complaint, alleging violations of Section 11 and Section 15 of the Securities Act of 1933 based upon alleged omissions in our IPO registration statement. We will have to defend against the putative securities class action lawsuit, including any appeals of such lawsuits should its initial defense be unsuccessful. We have filed a motion to dismiss the amended complaint, which is awaiting resolution by the court. The lawsuit is in its preliminary stages. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of the lawsuit. In the event that its initial defense of the lawsuits is unsuccessful, we cannot assure you that we will prevail in any appeal. Any adverse outcome of the case, including any plaintiff’s appeal of a judgment in the lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows, and reputation. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations, all of which could harm our business.

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

Maintaining platform security is of critical importance to us because we store and transmit proprietary and confidential information, which includes proprietary and confidential student and teaching staff information, such as names, addresses, ID card number, bank account number and other personal information, which is primarily stored in our digital database. To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. For example, we anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. See “Item 4. Information on the Company—4.B. Business Overview—Data Privacy and Security.” These measures, however, may not be as effective as we anticipate. As an online education company, we face an increasing number of threats to our platform and computer systems, including unauthorized activity and access, system viruses, worms, malicious code, denial of service attacks, phishing attacks, and organized cyberattacks, any of which could breach our security and disrupt our platform and technology infrastructure. The techniques used by computer hackers and cyber criminals to obtain unauthorized access to data or to sabotage computer systems change frequently and generally are not detected until after an incident has occurred. We have implemented certain safeguards and processes to thwart hackers and protect the data in our platform and computer systems. However, our efforts to maintain the security and integrity of our platform, and the cybersecurity measures taken by our third-party service providers may be unable to anticipate, detect or prevent all attempts to compromise our systems. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, it could result in the loss or misuse of or authorized third-party access to proprietary and confidential student, teacher, employee and company information, which could subject us to liability, interrupt our business or adversely affect our reputation, potentially over an extended period of time.

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

Concerns or claims about our practices with regard to the collection, storage, processing or use of personal information or other privacy-related matters, even if unfounded, could damage our reputation and results of operations. Under the Cybersecurity Law of China, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection, storage and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Relating to Internet Information Security and Privacy Protection.”

Regulatory requirements regarding the protection and privacy of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. For example, the Cybersecurity Law of the PRC became effective in June 2017, but there are great uncertainties as to the interpretation and application of the law. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices. In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued an announcement on January 23, 2019 regarding carrying out special campaigns against mobile internet application programs collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. Furthermore, the Cyberspace Administration of China issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. On August 17, 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Security Protection, which has become effective on September 1, 2021. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which has become effective on November 1, 2021. On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, which became effective on March 1, 2022. On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, which became effective on September 1, 2022. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Relating to Internet Information Security and Privacy Protection.”

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

We believe that the market recognition of our brand has significantly contributed to the success of our business and that maintaining and enhancing our brand recognition is critical to sustaining our competitive advantages. Negative publicity about us and our business, shareholders, affiliates, directors, officers, teachers, student service staff, other employees, and other part-time workers, as well as the industry in which we operate, can harm the recognition of our brand. Negative publicity, regardless of merits, could be related to a wide variety of matters, including but not limited to:

●	alleged misconduct or other improper activities committed by our students or our shareholders, affiliates, directors, officers, teachers, student service staff, other employees, and other part-time workers, including misrepresentation made by our employees during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of our products, services or course offerings;

●	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers, teachers, student service staff, other employees, teaching staff and other part-time workers;

●	complaints by our students and their parents about our course offerings;

●	refund disputes of course fees or disputes relating to tuition fee installment payments between us and our students and their parents;

●	lack of required teaching qualifications;

●	security breaches or misuse of private user or transaction data or other information;

●	employment-related claims relating to alleged employment discrimination, wage and hour violations, as well as outsourced or flexible staffing arrangements; and

●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws, regulations and policies, including those adopted by the government to apply more stringent social, ethical and environmental standards in connection with increased global focus on these areas.

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

We adopted share incentive plans in 2018 and 2021, or the 2018 Plan and the 2021 Plan, respectively, for the purpose of granting share-based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2018 Plan and the 2021 Plan is 93,082,225 ordinary shares and 38,000,000 ordinary shares, respectively. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.” We recorded RMB20.5 million, RMB42.3 million and RMB9.1 million (US$1.3 million) in 2020, 2021 and 2022, respectively, in share-based compensation expenses. We expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We are subject to risks related to third-party payment processing.

We accept payments through major third-party online payment channels in China. We may also be susceptible to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments by customers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our company could be materially and adversely affected. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept the current online payments solutions from our customers, and our business, financial condition and results of operations could be materially and adversely affected. Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

●	dissatisfaction with these online payment services or decreased use of their services;

●	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;

●	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

●	breach of customers’ personal information and concerns over the use and security of information collected from buyers;

●	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

●	increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

●	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

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

While the outbreak of COVID-19 has come under control in the PRC since the second quarter of 2020, there was a significant rise in COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in various cities in China in early 2022. The local governments of the affected cities, including Shanghai, have reinstated certain COVID-related measures, including travel restrictions and stay-at-home orders. Since we lease offices in certain Chinese cities to support our online after-school tutoring service operation, research and development and daily operations, the COVID-19 outbreak caused temporary office closures and rotation arrangements, resulting in lower work efficiency and productivity. We also incurred insignificant costs in relation to the measures we took to contain the impact of the COVID outbreak, including purchasing personal protective equipment, upgrading our technology system to support the growth in online courses, monitoring our employees’ health, and rotation arrangements to avoid infection transmission. As China relaxes its “zero-COVID” policy, there has been a significant surge of COVID-19 cases in China. Future lockdowns or other restrictive measures that may be imposed, especially those imposed in major cities where we have a significant presence, may have a material impact on our operations and financial condition. The future impact of the pandemic remains highly uncertain and it may continue to adversely affect our revenues for an uncertain period of time. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in future periods will depend on the future developments of the COVID-19 outbreak, including any potential future variants of the virus, the effectiveness of the mass vaccination programs, the development in medical treatment and other actions taken to contain its spread, which are highly uncertain and unpredictable. If there is not a material recovery in the COVID-19 situation, our business, results of operations and financial condition could be materially and adversely affected.

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

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately or report our financial results or prevent fraud on a timely basis, and investor confidence and the trading price of our ADSs may be materially and adversely impacted.

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2020, 2021 and 2022, we and our independent registered public accounting firms identified one material weakness and other control deficiencies in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate these control deficiencies. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weakness or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

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

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weakness or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

We will incur increased costs as a result of being a public company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of such transition period.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We have entered into certain hedging transactions, including foreign exchange forward contracts and foreign currency option contracts, in an effort to reduce our exposure to foreign currency exchange risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign exchange risk.” While we may continue to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

Risks Relating to Our Corporate Structure

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect our financial condition and results of operations performance. If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center), such as provision of online course content, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%. We are an exempted company with limited liability in the Cayman Islands. Shanghai Zhangxinrui, or our wholly foreign owned entity, or our WFOE, is our PRC subsidiary and foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we conduct such business activities in China through Shanghai Zhangda, which is the VIE. Our WFOE has entered into a series of contractual arrangements with our VIE and its shareholder. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with The VIE and The VIE’s Shareholder.” As a result of these contractual arrangements, we exert control over the VIE and consolidate financial results of the VIE in our financial statements under U.S. GAAP. The VIE holds the licenses, approvals and key assets that are essential for our operations.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;

●	imposing fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations;

●	discontinuing or placing restrictions or onerous conditions on our operations;

●	placing restrictions on our right to collect revenues; and

●	shutting down our servers or blocking our application/software.

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

We have conducted a series of compliance measures regarding the Alleviating Burden Opinion and relevant implements, such as disposal of the K-12 Business. We may take further necessary measures to comply with the current and future PRC laws and regulations. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. If occurrences of any of these events results in our inability to direct the activities of the VIE in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our consolidated variable interest entities, we may not be able to consolidate their financial results in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the VIE and its shareholder for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIE, and its shareholder to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholder could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholder of their obligations under the contracts to exercise control over the VIE. The shareholder of the VIE may not act in the best interests of our company or may not perform his obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIE or its shareholder to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIE or its shareholder to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholder fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholder of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if he were otherwise to act in bad faith toward us, then we may have to take legal actions to compel him to perform his contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The shareholder of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholder of the VIE may have actual or potential conflicts of interest with us. The shareholder may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholder may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholder will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between the shareholder and our company, except that we could exercise our purchase option under the exclusive option agreements with the shareholder to request him to transfer all of his equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholder of our VIE have executed powers of attorney to appoint our WFOE or a person designated by our WFOE to vote on his behalf and exercise voting rights as shareholder of our respective VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholder of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing corresponding PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign- invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission as amended from time to time. The Foreign Investment Law provides that foreign-invested entities are barred from operating in “prohibited” industries and will require market entry clearance and other approvals from relevant PRC government authorities if operating in “prohibited” industries. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of certain portion of our business if the entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIE, the VIE holds certain assets that are material to the operation of certain portion of our business, including licenses, permits, domain names and most of our IP rights. If the VIE goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the VIE undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Risks Relating to Doing Business in China

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or to maintain the trading status of our ADSs, and if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements.

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

Furthermore, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic company completes a security offering on the foreign stock exchange on which its securities have been listed. Since the Overseas Listing Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

Moreover, on January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. There are substantial uncertainties as to the interpretation, application, and enforcement of the Revised Cybersecurity Review Measures and whether to conduct a security offering or maintain our trading status of our ADSs will be subject to the cybersecurity review procedures.

In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tightening the regulations on companies with a VIE structure. If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval or any filing is required for any of our future offerings of securities overseas or to maintain the trading status of our ADSs, we cannot guarantee that we will be able to obtain such approval or filing in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the trading status of our ADSs. If we proceed with any of such offering or maintain the trading status of our ADSs without obtaining the CSRC’s or other PRC regulatory agencies’ approval or filing to the extent it is required, or if we are unable to comply with any new approval or filing requirements which might be adopted for offerings that we have completed prior to the publication of the above- referenced opinions, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the trading of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.

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

Our PRC subsidiary is a foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

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

The PRC government may intervene or influence our operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operation and the value of our ADSs.

We conduct our business primarily through our PRC subsidiary and VIE in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs.

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and/or foreign investments in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic company completes a security offering on the foreign stock exchange on which its securities have been listed. Since the Overseas Listing Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

In addition, on January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. There are substantial uncertainties as to the interpretation, application, and enforcement of the Revised Cybersecurity Review Measures and whether to conduct a security offering or maintain our trading status in the U.S. will be subject to the cybersecurity review procedures.

It remains uncertain how PRC government authorities will regulate overseas listing and trading in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC government authorities for our overseas offerings. If the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings or maintain the trading status of our ADS, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands; however, we conduct substantially all of our operations in China and most of our assets are located outside of the United States. In addition, all of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. See “Item 6. Directors, Senior Management and Employees – 6.A Directors and Senior Management” for the names of our directors and executive officers. As a result, it may be difficult for you to effect service of process upon us or our management named in the annual report inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

The PCAOB had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements for the fiscal years ended December 31, 2020, which is included elsewhere in this annual report. Recent developments with respect to audits of China-based companies may still create uncertainty about the ability of our current auditor to fully cooperate with the PCAOB’s inspection requests without the approval of the relevant PRC authorities.

Our former auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), is an independent public accounting firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. Deloitte issued the audit report for the fiscal year ended December 31, 2020, which is included elsewhere in this annual report. Our former auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our former auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections without the approval of the relevant PRC authorities before 2022, our former auditor had not been inspected by the PCAOB.

The lack of the PCAOB inspections in China in the past prevented the PCAOB from fully evaluating audits and quality control procedures of our former auditor, depriving us and investors in our ADSs of the benefits of such PCAOB inspections. The past inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of such auditor’s audit procedures or quality control procedures as compared to auditors outside of China that were subject to the PCAOB inspections.

On November 19, 2021, we engaged Marcum Asia CPAs LLP (“Marcum Asia”, formerly known as Marcum Bernstein & Pinchuk LLP) as our independent registered public accounting firm to replace Deloitte to audit our consolidated financial statements for the fiscal year ended December 31, 2021. For more details, see “Item 16.F. Change in Registration’s Certifying Accountant.” Marcum Asia is an independent registered public accounting firm that is headquartered in Manhattan, New York. As an auditor of companies traded publicly in the United States, it issues the audit report as of and for the years ended December 31, 2021, which is included elsewhere in this annual report. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Marcum Asia’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities.

Trading in our securities on U.S. markets, including the OTC market, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.

On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”). As of the date of this annual report, our auditor is not included in the report. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond.Each year, the PCAOB will determine whether it can inspect and investigate completely accounting firms headquartered in mainland China and Hong Kong.Furthermore, on June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant is not subject to PCAOB inspection for two consecutive years. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the fiscal year 2023 omnibus spending legislation. It requires the SEC to prohibit an issuer’s securities from trading on U.S. markets if the SEC identifies such issuer to be a Commission-Identified Issuer for two consecutive years. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate. This would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with trading prohibition would have a negative impact on the price of our ADSs. Also, such a trading prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

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

The PRC tax authorities may pursue non-resident enterprises involved in our previous or future private equity financing transactions with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiary to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Bulletin 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective in 2008 and was last amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by relevant governmental authorities before they can be completed. In February 7, 2021, the Anti-monopoly Commission of the State Council, published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as classifying that concentrations involving variable interest entities shall also be subject to anti-monopoly review. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring a transaction through a proxy or contractual control arrangement.

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

In February 2012, the State Administration of Foreign Exchange, or SAFE, promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in China for a continuous period of not less than one year and have been granted options are subject to these regulations as our company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into our PRC subsidiary and our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulation Relating to Foreign Exchange-Regulation on Stock Incentive Plans.”

In addition, the State Administration of Taxation (“SAT”) has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Relating to Foreign Exchange—Regulation on Stock Incentive Plans.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

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

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches or qualified local banks or complete annual filing of its existing rights under offshore direct investment, our PRC subsidiary may be prohibited from distributing to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

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

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services or any debt we may incur. If our PRC subsidiary incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiary, which is a foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund.

Our PRC subsidiary generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of the initial public offering to make loans or additional capital contributions to our PRC subsidiary and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and VIE. We may make loans to our PRC subsidiary and VIE subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiary in China. Any loans to our wholly foreign-owned subsidiary in China, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to applicable foreign exchange loan registrations. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign- invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from the initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiary or VIE or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and consolidated variable interest entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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

Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. In addition, the Overseas Listing Trial Measures provides, among others, that domestic companies or individuals shall obtain consents from the CSRC and relevant competent authorities before such domestic companies provide relevant documents and materials required by overseas securities regulators for investigation and collection of evidence. While detailed interpretation of or implementation rules under Article 177 and the above-mentioned provision of the Overseas Listing Trial Measures have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the required prior consent from the CSRC may further increase difficulties you face in protecting your interests. See also “—Risks Relating to Our Class A Ordinary Shares and Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

In the event that the PRC-based “big four” accounting firms become subject to additional legal challenges by the SEC or the PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in our financial statements for the years ended December 31, 2020 being determined to not be in compliance with the requirements of the Exchange Act. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the trading price of the ADSs may be adversely affected.

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

Our ADSs were listed on the New York Stock Exchange (the “NYSE”), since our SEC-registered initial public offering in May 2021. We received a delisting notice from NYSE on June 2, 2022. On June 17, 2022, we were delisted from NYSE when the staff of the NYSE filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “ZMENY” since the NYSE suspended the trading of our ADSs on June 2, 2022.

The OTC Market is a significantly more limited market than the NYSE. The quotation of our ADSs on the OTC Market may result in a less liquid market available for existing and potential stockholders to trade our ADSs, could depress the trading price of our ADSs and could have a long-term adverse impact on our ability to raise capital in the future.

Since our ADSs have been quoted on the OTC market, the daily closing trading prices of our ADSs ranged from US$0.16 to US$0.649 per ADS up to the date of this annual report. The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new products, services and courses and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	announcements of studies and reports relating to the quality of our product, service and course offerings or those of our competitors;

●	changes in the performance or market valuations of other online education companies;

●	conditions in the online education market;

●	detrimental negative publicity about us, our competitors or our industry;

●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industry;

●	general economic or political conditions affecting China or elsewhere in the world;

●	fluctuations of exchange rates between the RMB and the U.S. dollar; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the trading price of our ADSs. Volatility or a lack of positive performance in the ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In addition, the stock market in general, and the trading prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the trading price of the ADSs. Volatility or a lack of positive performance in the trading price of the ADSs may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the trading price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the trading price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the trading price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume for the ADSs to decline.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in the ADSs.

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

The sale or potential for sale of substantial amounts of ADSs could adversely affect their trading price.

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the trading price of the ADSs to decline. All ADSs sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining ordinary shares issued and outstanding have been available for sale, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. To the extent ordinary shares are sold into the market, the trading price of the ADSs could decline.

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

Techniques employed by short sellers may drive down the trading price of the ADSs.

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

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings if:

●	we have instructed the depositary that we wish a discretionary proxy to be given;

●	we have confirmed to the depositary that there is no substantial opposition as to a matter to be voted on at the meeting; and

●	we have confirmed to the depositary that a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than the memorandum and articles of association of these companies, special resolutions of these companies, register of mortgages and charges of these companies, and a list of current directors of these companies). Our directors have discretion under our tenth amended and restated articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q

●	or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

We believe that we were likely a passive foreign investment company, or PFIC, for our 2022 taxable year, and we anticipate that we will likely be a PFIC in 2023 and potentially also in future years, which will result in adverse federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

For U.S. federal income tax purposes, a non-U.S. corporation, such as our company, will be treated as a PFIC for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Based on the composition of our income and assets and the estimated value of our assets, which are based on the average price of the ADSs in 2022, we believe that we were likely a PFIC for our taxable year ended December 31, 2022. Our PFIC status depends primarily on the average value of our assets, which may be in determined, in large part, by reference to our market capitalization. Because our market capitalization has declined substantially since our initial public offering, if the value of our assets is determined by reference to our market capitalization and the market price of the ADSs does not increase sufficiently, we anticipate that we will likely be a PFIC for our taxable year 2023, and may also be a PFIC in future taxable years.

If we are or were a PFIC for any taxable year during which you hold or held ADSs or ordinary shares, (including 2022), we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares. You generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. This will continue to be the case even if we cease to be a PFIC for a subsequent taxable year, unless you make one of certain elections. See “Item 10. Additional Information—10.E Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We commenced our operations in China from June 2014 through Shenzhen Zhangmenren Education Consultation Co., Ltd., or Shenzhen Zhangmenren.

Our holding company, Global Online Education Inc., was incorporated in November 2017 under the laws of the Cayman Islands, and later changed its name to Zhangmen Education Inc. in April 2021. Shortly after its incorporation, Global Online Education Inc. established as a wholly owned subsidiary in Hong Kong, Global Online Education HK Limited. Global Online Education HK Limited established two wholly-owned subsidiaries in China, Shanghai Zhangxue Education Technology Co., Ltd., or Shanghai Zhangxue, and Shanghai Zhangneng Information Technology Co., Ltd., in April 2018 and March 2019, respectively.

In November 2016 and February 2019, Shanghai Zhangda Education Technology Co., Ltd., or Shanghai Zhangda, and Shanghai Zhangshi Education and Training Co., Ltd., or Shanghai Zhangshi, were established, respectively.

Due to restrictions and prohibitions imposed by PRC laws and regulations on foreign ownership of companies that engage in the provision of value-added telecommunication services and other restricted businesses, Shanghai Zhangxue entered into a series of contractual arrangements with Shenzhen Zhangmenren, Shanghai Zhangda, and Shanghai Zhangshi, and their respectively shareholders. In April 2018, Shanghai Zhangxue entered into a series of contractual arrangements with Shenzhen Zhangmenren and its shareholders. In September 2020, Shanghai Zhangxue entered into a new series of contractual arrangements with Shenzhen Zhangmenren and its shareholders to replace the previous contractual arrangements. In April 2018, Shanghai Zhangxue entered into a series of contractual arrangements with Shanghai Zhangda and its shareholders. In February 2019, Shanghai Zhangxue entered into a series of contractual arrangements with Shanghai Zhangshi and its shareholders.

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

In June 2022, we received a delisting notice from NYSE. On June 28, 2022, we were delisted from the NYSE when the staff of the NYSE filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “ZMENY” since the NYSE suspended the trading of our ADSs on June 2, 2022.

In September 2022, we entered in to a definitive share purchase agreement (the “Share Purchase Agreement”) with Eternal Zenith, an entity controlled by Mr. Jiajun Wu, a senior management member of the Company affiliated with our controlling shareholder. Pursuant to the Share Purchase Agreement, Mr. Jiajun Wu, through Eternal Zenith, would acquire all of our K-12 Business, including all associated assets and liabilities, for a nominal consideration. In connection and concurrently with the execution of the Share Purchase Agreement, we entered into a reorganization agreement (the “Reorganization Agreement”) with certain of our subsidiaries and variable interest entities, pursuant to which all assets and liabilities of our non-K-12 business would be transferred to Shanghai Zhangda controlled by Shanghai Zhangxinrui Technology Co., Ltd. (“Shanghai Zhangxinrui”), a newly established company wholly-owned by the Company through our Hong Kong holding company  (the transactions set forth in the Reorganization Agreement, collectively, the “Internal Reorganization”). Upon consummation of the Internal Reorganization, the K-12 Business would be solely conducted by the subsidiaries and the variable interest entities controlled by GOE HK, all of which would then be acquired by Eternal Zenith. The disposal of the K-12 Business and the Internal Reorganization are crucial steps for us to fully comply with the latest PRC regulatory requirements. We have also initiated a strategic shift to become an education company focused on the offering of STEAM courses and development of SaaS solutions and smart devices since 2021.

In September 2022, Shanghai Zhangxinrui, the WFOE, entered into a new series of contractual arrangements with Shanghai Zhangda, the VIE, and its shareholder to replace the previous contractual arrangements. As a result of our direct ownership in Shanghai Zhangxinrui and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE for accounting purposes. We have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP, to the extent the conditions for consolidation of the VIE under U.S. GAAP are satisfied. For more details and risks relating to the VIE structure, please see “—4.C. Organizational Structure—Contractual Arrangements with The VIE and The VIE’s Shareholder” and “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure.”

Our corporate headquarters is located at No.1666 North Sichuan Road, Gaobao Building, Hongkou District, Shanghai, The People’s Republic of China. Our telephone number at this address is + 86 166 2851 3671. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168. Our principal website is www.zhangmenkid.com. The information contained on our website is not a part of this annual report.

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

Since our inception, we have been pursuing operational efficiency and scalability through building and optimizing our proprietary technology infrastructure and business intelligence system. To streamline our operations, we have digitalized each critical step of our operations and centralized our key operating functions, including student acquisition and conversion, curriculum development, and teacher management. Powered by our centralized business intelligence system, we have optimized sales and marketing efficiency, achieved high student satisfaction and retention, improved our teachers’ utilization and productivity. We aim to maximize lifetime value of each student with a variety of programs tailored to different age groups.

Our Offerings

Online Tutoring Services

After the disposal of the K-12 Business, we continued to offer tutoring services strategically focused on STEAM courses. Our STEAM courses offering covers a diverse array of subjects, including language skills, arts, music and computer coding. We offer our STEAM courses to students aged from 6 to 10 through Zhangmen Kids and Xiaoli. We generally collect tuition fees in full upon enrollment, and our tuition fees are generally charged based on the number of class hours per paid course package.

●	Zhangmen Kids. In March 2018, we launched Zhangmen Kids, our online formative education services for children aged from 6 to 10. We offer a diverse array of STEAM subjects through Zhangmen Kids, including arts and language skills.

●	Xiaoli. In August 2020, we launched Xiaoli, our online formative education services for children aged from 6 to 8. We offer a wide range of STEAM subjects through Xiaoli, including arts, literacy, reading, computer coding, and others. Our in-house developed courses are pre-recorded utilizing our proprietary course content, and delivered in the format of animation with AI-powered interactions, to provide knowledge to children through vivid animation and interesting gamified features.

Education-centric SaaS Solutions

As part of our business transition efforts, we recently launched our education-centric SaaS solutions, namely OutClass, which are aimed to digitally empower the educational institutions in China and overseas. Currently, we are in an early stage of developing our OutClass SaaS solutions.

Smart Devices

We have developed technology-driven smart devices to provide a seamless and enjoyable learning experience for users at all ages, which primarily include Zhangmen Learning Pad and Zhangmen Translation Pen.

●	Zhangmen Learning Pad. With its intuitive interface and powerful hardware, Zhangmen Learning Pad is pre-installed with various functions, including educational applications, e-books, dictionaries and interactive games, presenting students with a fun and interactive option to hone their skills and expand their knowledge.

●	Zhangmen Translation Pen. Equipped with the industry-leading optical recognition technology, Zhangmen Translation Pen provide users with instant access to translation services anywhere and anytime. Users can simply scan the words with the translation pen, and it will instantly display the translations on its built-in screen.

Our Teachers

We believe teachers are the pillars of the education industry. As of December 31, 2022, we had a pool of 257 part-time teachers. Teachers are attracted to us primarily by our reputable brand name, large student base, well-established training programs, competitive compensation package, flexible working hours and locations, as well as career development opportunities.

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

Our system can automatically generate class schedules based on the students’ requests and teachers’ availability. We have a comprehensive content library that is constantly refined to align with localized curriculum and examination objectives. Leveraging our large database and AI algorithm advantages, we automatically generate course materials and practice exercises based on the tags in relation to the students’ learning progress, allowing teachers to focus on teaching itself, which increases their overall efficiency and productivity.

Online Education Platform

Our online courses are offered through our PC terminal and mobile applications in a live streaming format, other than Xiaoli, which uses pre-recorded videos. Students may attend online courses, review course materials, complete pre-class quizzes, watch past online courses, and complete practice exercises and problem sets through these portals.

We provide various interactive features to create an immersive learning experience. Students may raise questions to our teachers in class, interact with other students through live-chat box, and contact our IT team to provide real-time technical support. Teachers may utilize the interactive board to highlight specific text phrases or knowledge points to students.

We have built a user-friendly interface for students accessing our online courses through our PC terminal and mobile apps. Our main mobile apps include Zhangmen Kids and Xiaoli.

Tuition Fees

Our tuition fees are charged based on the number of class hours per paid course package for Zhangmen Kids. Our course fees are generally collected in full upon enrollment. For Zhangmen Kids, if students withdraw from a course at any time, we offer refunds for any remaining classes to the students after charging an administration fee. The tuition fees for Xiaoli courses are non-refundable as such pre-recorded courses are delivered to students upon their enrollment.

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

However, due to laws and regulations in relation to data privacy and security are constantly evolving and can be subject to differing interpretations or significant change, we cannot assure you that we can always be compliant with all such laws and regulations or at all. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Because we collect, store, process and use data, some of which contains sensitive personal information, we face concerns over the collection, improper use, storage or disclosure of personal information, which could discourage current and potential users from using our services, damage our reputation, face regulatory scrutiny, and in turn materially and adversely affect our business, financial condition and results of operations.”

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

Competition

The online education industry in China is competitive. We face competition for our tutoring service offerings from online and offline providers of courses and educational content. We also face competition for our education-centric SaaS solution providers from providers of digital solutions, and for our smart device offerings from manufacturers of hardware or smart devices.

We compete primarily on the basis of the following factors:

●	quality of contents and service;

●	accumulated user, student and customer bases;

●	pricing of current offerings and the development of new offerings;

●	big data and AI capabilities; and

●	brand recognition.

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

As of December 31, 2022, we have registered 6 domain names relating to our business, including our www.zhangmenkid.com website, 17 trademarks in China, and we have submitted 8 software copyright applications in China.

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

Enforceability of Civil Liabilities

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We enjoy the following benefits:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and a most of our assets are located in China. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel has advised us that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by our Cayman Islands legal counsel, Maples and Calder (Hong Kong) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands, will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

We have been advised by Tian Yuan Law Firm, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Tian Yuan Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or our Ordinary Shares.

Regulation

Regulation Relating to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural persons, enterprises, or other organizations of a foreign country, “foreign-invested enterprises”, or FIEs, means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

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

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet apps is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the Cyberspace Administration of China, or the CAC, and last amended on June 14, 2022 which came into effect on August 1, 2022. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

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

Uncertainties exist with respect to the interpretation and application of the existing and future laws and regulations governing the online private education industry, and how the local government will promulgate implementing rules relating to the specific requirements applicable to online education service providers like us. For potential risks on our business due to the Amended Implementation Regulations of Private Education Law, see “Item 3. Key Information—3.D. Risk Factors-Risk Factors Related to Our Business and Industry—Our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our business, financial condition, results of operations and prospect.”

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

On June 10, 2020, the General Office of MOE and the General Office of SAMR promulgated the Notice on Issuing the Form of Service Contract for After-school Training Provided to Primary and Secondary School Students and amended on September 27, 2021, which requires the local competent regulatory authorities to guide the relevant parties to use the form of service contract for after-school training activities provided to primary and secondary school students. The form of service contract covers the obligations and rights of parties involved in the after-school training, including detailed provisions on training fees, refund arrangement and default liabilities.

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

On October 13, 2020, the General Office of the MOE and the General Office of the SAMR jointly promulgated the Notice on the Centralized Rectification of After-school Tutoring Institutions’ Illegal Acts of Infringing Consumers’ Rights by Using Unfair Standard Terms. The Notice stipulates that local education and market regulation authorities shall increase the efforts for the investigation of after-school tutoring institutions’ illegal acts which infringes consumers’ rights by using unfair standard terms to exempt them from their own responsibility, increase consumers’ liability and exclude consumers’ legal rights.

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

On December 8, 2022, the MOE together with twelve other government authorities issued the Opinions on Standardizing Non-Academic After-School Tutoring for Primary and Secondary School Students, which reiterates that local authorities shall identify corresponding competent authorities for different tutoring categories and shall set forth basic standards for establishment and approval procedures for online and offline tutoring institutions of the corresponding categories based on local conditions. In addition, the Opinions provide that local authorities shall standardize daily operations and strengthen daily supervision of non-academic after-school tutoring, including: (1) in terms of training content and training time, non-academic tutoring institutions shall not provide academic tutoring courses, and the training time shall not conflict with the teaching time of local primary and secondary schools; the offline training shall end no later than 20:30, and the online training shall end no later than 21:00; (2) in terms of price, non-academic tutoring institutions shall follow the principles of fairness, legality and good faith, set prices according to training costs, market supply and demand, etc.; and such prices shall be reported to the competent authorities and be made to the public; (3) in terms of pre-collection of fees, all fees collected by the tutoring institution shall be put into the special account, and the training fees shall not be paid by training loans. The pre-collected fees shall be included into supervision and shall not be collected for more than 60 classes, for a course length of more than three months or over RMB5,000 in one time or in the form of recharge, card and other disguised charges; (4) all non-academic tutoring institutions shall be included in the unified management through the National Platform for Supervision and Service of After-School Education and Training.

Our current practice may be deemed to be not in full compliance with the above laws and regulations and we cannot assure you that we will comply with the above laws and regulations in a timely manner or at all. For detailed discussion, please see “Item 3. Key Information—3.D. Risk Factors—Our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our business, financial condition, results of operations and prospect.”

Regulation Relating to Online Transmission of Audio-Visual Programs

To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the State Administration of Press Publication Radio Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via the internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio- visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

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

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Outbound Data Transfer Measures, which became effective on September 1, 2022. The Outbound Data Transfer Measures provide that a data processor providing data abroad in the following situations shall report security assessment for its outbound data transfer to the CAC: (i) a data processor provides important data abroad; (ii) a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) a data processor, who has cumulatively provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1 of the previous year, provides personal information abroad; and (iv) other circumstances prescribed by the CAC for which report for security assessment for outbound data transfers is required. According to the Guidelines on Security Assessment Report for Outbound Data Transfer promulgated by the CAC, outbound data transfer means (i) a data processor transfers or stores the data collected or generated during its operation within the PRC abroad, (ii) data collected and generated by a data processor is stored within the PRC while offshore institutions or individuals are able to inquire, retrieve, download and obtain such data; and (iii) other outbound data transfer activities prescribed by the CAC.

The CAC amended the Mobile Application Administrative Provisions in June 2022, which became effective from August 1, 2022, and emphasized that mobile internet applications providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. Such application providers shall not compel the user to agree to the processing of personal information for any reason, and shall not refuse the user to use its basic functions and services because the user does not agree to provide unnecessary personal information.

On June 27, 2022, the CAC promulgated the Administrative Provisions on the Account Information of Internet Users, effective from August 1, 2022, or the Account Information Provisions, which applies to the registration, use, and management of internet users’ account information by internet information service providers. The Account Information Provisions also requires that the internet information service providers shall protect and process internet users’ account information in accordance with law, and take measures to prevent unauthorized access and leakage, tampering, and loss of personal information. The internet information service providers shall set up convenient complaints and reporting portals in prominent locations, publicize complaints and reporting methods, improve mechanisms for acceptance, screening, disposal, and feedback, clarify processing procedures and time limits for feedback, and promptly handle complaints and reports from users and the public.

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

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was amended on December 30, 2019. According to SAFE Circular 19, the foreign exchange capital of FIEs shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of an FIE for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book- entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the FIE. The proportion of Discretionary Foreign Exchange Settlement of the foreign exchange capital of an FIE is temporarily set at 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if an FIE needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of an FIE and capital in Renminbi obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for issuance of RMB entrusted loans, repayment of inter-enterprise loans (including advances by the third party) or repayment of bank loans that have been transferred to a third party; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

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

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are not required to go through the filing procedure immediately but may be required to go through the filing procedure if future fund raising activities are involved; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Overseas Listing Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of hearing in the market of Hong Kong or the completion of registration in the market of the United States), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they are required to file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

On February 24, 2023, the CSRC jointly with other government authorities issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Archives Rules, as a supporting rule to the Overseas Listing Trial Measures, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Archives Rules, domestic companies that seek to offer or list securities overseas directly or indirectly, and securities companies and securities related service providers providing services to such domestic companies shall etablish confidentiality and archives administration system, adopt requisite measures to perform the responsibilities of confidentiality and archives administration, and shall not divulge state secrets and state agencies’ work secrets, or harm state and public interests. The Overseas Listing Archives Rules provide, among others, that before providing or disclosing any document or material which involve state secrets or state agencies’ work secrets, domectic companies shall apply to the competent government authorities for approval and file with the secrecy administration authuroties for record.

Regulations on Anti-Monopoly

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2008 and was last amended on June 24, 2022 and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR which became effective on December 1, 2020 and was last amended on March 24, 2022 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this Law and examination of national security shall be carried out pursuant to the relevant provisions of the State. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration status, or fines.

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

4.C. Organizational Structure

The following chart shows our corporate structure, including our principal subsidiaries and VIE as of the date of this annual report.

Note:

(1)	Mr. Yi Zhang, our founder, chairman and chief executive officer is the sole shareholder of Shanghai Zhangda.

Contractual Arrangements with The VIE and The VIE’s Shareholder

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company with limited liablity incorporated in the Cayman Islands. Shanghai Zhangxinrui is our PRC subsidiary and considered a foreign-invested enterprise (or WFOE) under PRC Laws. To comply with PRC laws and regulations, we conduct certain of our business in China through Shanghai Zhangda (or the VIE), based on a series of contractual arrangements by and among Shanghai Zhangxinrui, the VIE and its shareholder.

Our contractual arrangements with the VIE and its shareholder allow us to (i) be considered as the primary beneficiary of the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in Shanghai Zhangxinrui and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE for accounting purposes. We have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP, to the extent the conditions for consolidation of the VIE under U.S. GAAP are satisfied.

The following is a summary of the contractual arrangements by and among Shanghai Zhangxinrui, the VIE and its shareholder. For the complete text of these contractual arrangements, please see the copies filed as exhibits to this annual report.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, as of the date of this annual report and save for the uncertainties disclosed in this annual report:

●	the ownership structures of the VIE and Shanghai Zhangxinrui in China are not in violation of applicable PRC laws and regulations currently in effect; and

●	the contractual arrangements between Shanghai Zhangxinrui, the VIE and its shareholder governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. We have been further advised by our PRC legal counsel that if the PRC government authorities find that the agreements that establish the structure for operating our value-added telecommunication services and other business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. Additionally, these contractual arrangements may not be as effective as direct ownership in providing us with effective control over the VIE. If the VIE or its shareholder fail to perform their respective obligations under such contractual arrangements, we could be limited in our ability to enforce such contractual arrangements in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective. Additionally, the ability of our PRC subsidiary to pay dividends to us is limited by certain PRC legal restrictions on the payment of dividends by PRC companies and foreign exchange control, among others, which prevent us from having unfettered access to our PRC subsidiary’s and VIE’s revenues. Our access to the VIE’s revenues is also limited since we do not have direct ownership in the VIE and have to rely on the payment of service fees by the VIE to our PRC subsidiary. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law and its Implementation Rules” and “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Exclusive Management Services and Business Cooperation Agreement

Under the exclusive management services and business cooperation agreements, Shanghai Zhangxinrui has agreed to provide the following services to Shanghai Zhangda:

●	provide or designate any third-party to provide, among other things, license of technology and software, development, maintenance and update of relevant software, design, installation and daily management, maintenance and update of computer network systems, hardware equipment and databases, development and test of new offerings, employee professional support and training services, market survey and research services, enterprise management consulting, lease of facilities and property and other business and technological support as needed to Shanghai Zhangda;

●	the licensing of technology and software legally owned by Shanghai Zhangxinrui;

●	the development, maintenance and update of software involved in Shanghai Zhangda;

●	the design, installation, daily management, maintenance and updating of computer network systems, hardware equipment and databases of Shanghai Zhangda;

●	the development and test of new offerings, employee professional support and training services of Shanghai Zhangda;

●	the assistance in consultancy, collection and research of technology and market information (excluding market research business that wholly foreign-owned enterprises are prohibited from conducting under PRC law);

●	the provision of market survey and research services;

●	the provision of enterprise management consulting;

●	the leasing of facilities and property; and

●	other business and technological support as needed to Shanghai Zhangda from time to time to the extent permitted under PRC law.

Shanghai Zhangda agrees to pay service fees to Shanghai Zhangxinrui in an amount equal to the income of Shanghai Zhangda, deducting necessary costs and expenses acknowledged by Shanghai Zhangxinrui.   Without the prior written consent of Shanghai Zhangxinrui, Shanghai Zhangda cannot accept services provided by, or establish similar cooperation relationship with, any third-party. Shanghai Zhangxinrui has the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. The exclusive management services and business cooperation agreement has an indefinite term, unless otherwise terminated by Shanghai Zhangxinrui in its sole discretion with 30 days’ prior written notice or pursuant to the mandatory requirement under PRC laws or regulations. Under no circumstances can Shanghai Zhangda terminate the exclusive management services and business cooperation agreement without the written consent of Shanghai Zhangxinrui.

Equity Interest Pledge Agreement

In September 2022, Shanghai Zhangxinrui, Shanghai Zhangda and the shareholder of Shanghai Zhangda entered into an equity pledge agreement. Pursuant to the equity pledge agreement, the shareholder of Shanghai Zhangda pledged all of his equity interests of Shanghai Zhangda to Shanghai Zhangxinrui as security for performance of the obligations of Shanghai Zhangda and the shareholder of Shanghai Zhangda, under the exclusive management services and business cooperation agreement, the exclusive option agreement and power of attorney. During the term of the equity pledge agreement, Shanghai Zhangxinrui has the right to receive all of Shanghai Zhangda’s dividends and profits distributed on the pledged equity. If any of the specified events of default occurs, Shanghai Zhangxinrui, as pledgee, will have the right to auction or sell all or part of the pledged equity interests in Shanghai Zhangda and will have priority in receiving the proceeds from such disposal. Shanghai Zhangxinrui may transfer all or any of its rights and obligations under the equity pledge agreement to its designee(s) at any time. Shanghai Zhangda and its shareholder undertake that, without the prior written consent of Shanghai Zhangxinrui, they will not transfer, or create or allow any encumbrance on the pledged equity interests. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive management services and business cooperation agreement, the exclusive option agreement and power of attorney.

We have completed the registration of the equity interest pledge under the equity pledge agreement in relation to Shanghai Zhangxinrui and Shanghai Zhangda with the relevant office of the State Administration for Market Regulation in accordance with the PRC Civil Code.

Exclusive Option Agreement

In September 2022, Shanghai Zhangxinrui, Shanghai Zhangda and the shareholder of Shanghai Zhangda entered into an exclusive option agreement. Under the exclusive option agreement, the shareholder of Shanghai Zhangda has irrevocably granted Shanghai Zhangxinrui an exclusive call option to purchase, or designate a third-party to purchase, all or any part of his equity interests in Shanghai Zhangda at a purchase price equal to the higher of (i) actual capital contribution, and (ii) the lowest price permissible by the then-applicable PRC laws and regulations. Shanghai Zhangda has irrevocably granted Shanghai Zhangxinrui an exclusive call option to purchase, or designate a third-party to purchase, all or any part of its assets, at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. Shanghai Zhangda and the shareholder of Shanghai Zhangda covenant that, without Shanghai Zhangxinrui’s prior written consent, they will not, among other things, (i) amend Shanghai Zhangda’s articles of association or change Shanghai Zhangda’s registered capital or change its equity interests structure; (ii) cause Shanghai Zhangda to enter into any material contract to which Shanghai Zhangda is a party, except in the ordinary course of business; (iii) allow Shanghai Zhangda to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business or those disclosed to and agreed by Shanghai Zhangxinrui; (iv) merge or consolidate Shanghai Zhangda with any other entity or acquire or invest in any other entity; (v) distribute any dividend; (vi) sell, transfer, mortgage or otherwise dispose of any of Shanghai Zhangda’s assets or allow any encumbrance of any assets; or (vii) terminate, liquidate or dissolve Shanghai Zhangda unless otherwise provided by PRC laws and regulations. The shareholder of Shanghai Zhangda covenants that, without Shanghai Zhangxinrui’s prior written consent, he will not, among other things, (i) create any pledge or encumbrance on the equity interests in Shanghai Zhangda; (ii) sell, transfer or otherwise dispose of his equity interests in Shanghai Zhangda. The exclusive option agreement remains effective until all of the equity interests in or all of the assets of Shanghai Zhangda are transferred to Shanghai Zhangxinrui or its designee(s) in the manner provided in the exclusive option agreements. Under no circumstances can Shanghai Zhangda or its shareholder unilaterally terminate the exclusive option agreement unless otherwise provided by mandatory PRC laws and regulations.

Powers of Attorney

In September 2022, the shareholder of Shanghai Zhangda granted an irrevocable power of attorney. Pursuant to the power of attorney, the shareholder of Shanghai Zhangda irrevocably authorized Shanghai Zhangxinrui or its designee(s) to act on his behalf as proxy attorney, to the extent permitted by law, to exercise all rights of shareholder concerning all the equity interest held by the shareholder in Shanghai Zhangda, including but not limited to proposing to convene or attend shareholders meetings, receiving any notice about the convening of the shareholders meeting and related procedures, signing written resolutions, voting at such meetings, nominating and appointing directors and selling, transferring, pledging or disposing of all the equity held in part or in whole, and exercising all other rights as shareholder. The power of attorney issued by the shareholder of Shanghai Zhangda will remain in force for so long as the shareholder remains a shareholder of Shanghai Zhangda.

Spousal Consent Letters

In September 2022, the spouse of the shareholder of Shanghai Zhangda signed a spousal consent letter. Pursuant to the consent letter, the spouse of the shareholder of Shanghai Zhangda unconditionally and irrevocably agreed that the equity interest in Shanghai Zhangda held by and registered in the name of such shareholder be disposed of in accordance with the power of attorney, the equity pledge agreement, and the exclusive option agreement described above, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his spouse. Additionally, the signing spouse agreed not to assert any rights over the equity interest in Shanghai Zhangda held by the shareholder. In addition, in the event that the signing spouse obtain any equity interest in Shanghai Zhangda held by the shareholder for any reason, she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

4.D. Property, Plant and Equipment

Our principal executive offices are located in Shanghai, China, and we have also leased offices in Xi’an, where we operate with an aggregate of approximately 1,346 square meters as of December 31, 2022. We lease all of the facilities that we currently occupy from independent third parties. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

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

5.A. Operating Results

Overview

Our results of operations and financial condition are affected by the general factors driving China’s online education industry. We have benefited from China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of households, and increased penetration of internet and mobile applications in China. At the same time, our results are subject to changes in the regulatory regime governing China’s education industry, particularly uncertainties relating to online education services. The PRC government regulates various aspects of our business and operations, including the qualification, licensing or filing requirements for entities that provide online education services and limitations on foreign investments in the online education industry. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our business operations in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.” and “Item 3. Key Information—3.D. Risk Factors— Risks Relating to Our Business and Industry—Our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our business, financial condition, results of operations and prospect.”

We have historically generated a significant portion of our net revenues from the Academic AST Business. In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we have terminated our Academic AST Business. In September 2022, we entered into a definitive share purchase agreement with Eternal Zenith, an entity controlled by Mr. Jiajun Wu, a senior management member of the Company affiliated with our controlling shareholder, pursuant to which Mr. Jiajun Wu, through Eternal Zenith, would acquire all of our K-12 Business for a nominal consideration.

We continue to offer tutoring services covering STEAM subjects (the “Continuing After-School Tutoring Services”). In 2022, the net revenues from our Continuing After-School Tutoring Services represented approximately 99.0% of our total net revenues from continuing operations. The net revenues for Continuing After-School Tutoring Services decreased significantly from RMB299.3 million in 2021 to RMB96.4 million in 2022. The decline in net revenues from our Continuing After-School Tutoring Services was mainly due to the decrease in the paid student enrollments. The paid student enrollments for Continuing After-School Tutoring Services decreased from 80,463 in 2021 to 3,324 in 2022. We will continue to provide personalized after-school tutoring services and further enhance students’ learning experience by refining our education materials and strengthening our personalization and recommendation technologies.

As part of our business transition in order to adapt to the recent adverse regulatory changes to the online education industry in China, we launched our education-centric SaaS solution in March 2022, namely OutClass, which is aimed to empower the educational institutions in China and overseas.

The shift in our strategic focus will require us to continuously invest in technological advancement and product innovations. We expect our sales and marketing expenses to reduce in the short term as a result of the recent regulatory requirements. For the years ended December 31, 2020, 2021 and 2022, our channel and branding expenses (included in our selling and marketing expenses related to continuing operations) amounted to RMB164.2 million, RMB108.7 million and RMB12.2 million, respectively. As we continue to refine our cost structure and better monetize our expertise in technologies, we believe such efforts will fuel our long-term sustainable growth and profitability.

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

While the outbreak of COVID-19 has come under control in the PRC since the second quarter of 2020, there was a significant rise in COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in various cities in China in early 2022. The local governments of the affected cities, including Shanghai, reinstated certain COVID-related measures, including travel restrictions and stay-at-home orders. As China began to relax its “zero-COVID” policy at the end of 2022, most of the travel restrictions and quarantine requirements were lifted in December 2022. As a result of the policy shift, there were significant surges of COVID-19 cases in many cities in China during this time, which disrupted our operations due to an increased number of employees contracted with COVID-19. As a company headquartered in Shanghai, our results of operations and financial outlook may be adversely affected by the COVID-19 outbreak. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in future periods will depend on the future developments of the COVID-19 outbreak, including any potential future variants of the virus, the effectiveness of the mass vaccination programs, the development in medical treatment and other actions taken to contain its spread, which are highly uncertain and unpredictable. If there is not a material recovery in the COVID-19 situation our business, results of operations and financial condition could be materially and adversely affected.

For more information, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We face risks related to natural and other disasters, health epidemics, and other extraordinary events, such as the COVID-19 pandemic, which could significantly disrupt our operations.” and “Item 3. Key Information—3.D. Risk Factors—A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business and results of operations.”

Key Components of Results of Operations

The disposal of the K-12 Business, together with the accompanying internal reorganization, are crucial steps for us to fully comply with the latest PRC regulatory requirements. As a result, the historical financial results of our K-12 Business are reflected in our audited consolidated financial statements as discontinued operations accordingly. Unless otherwise stated, the financial information and non-GAAP financial measures disclosed in this annual report refer to our continuing operations.

Net Revenues

In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government, we disposed our K-12 Business in the third quarter of 2022. After such disposal, we mainly offer STEAM courses from which we continue to generate net revenues in the form of tuition fees.

We derived substantially all of our net revenues from the course fees that we charge to our students aged from 6 to 10 for the STEAM courses operated through Zhangmen Kids. Our other net revenues consist of course fees from our other tutoring programs, primarily including our AI-powered STEAM courses (operated through Xiaoli), and sales of our smart devices. The following table sets forth a breakdown of our total net revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Zhangmen Kids	200,059	92.7	237,762	79.4	86,212	12,500	88.5
Others	15,691	7.3	61,534	20.6	11,154	1,617	11.5
Total net revenues	215,750	100.0	299,296	100.0	97,366	14,117	100.0

We generally collect tuition fees in advance, which we initially record as deferred revenues. We recognize revenues generated from our courses proportionally as the classes are delivered.

Cost of revenues

Our cost of revenues primarily consists of teacher compensation costs and others. We expect our cost of revenues to decrease in absolute amounts in the foreseeable future as a result of our shrinkage of online tutoring business, partially offset by the increased cost of revenues due to the launch of new service and product offerings, such as SaaS solutions and smart devices. The following table sets forth the components of our cost of revenues by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
Teacher compensation costs	104,459	48.4	123,633	41.3	33,745	4,892	34.7
Others	9,884	4.6	13,870	4.6	5,665	822	5.8
Total	114,343	53.0	137,503	45.9	39,410	5,714	40.5

Teacher compensation costs. Our teacher compensation costs primarily include base salaries and additional compensation calculated based on hourly rates and the total number of class hours in connection with the courses delivered by our teachers.

Others. Our other cost of revenues primarily includes costs of teaching materials, course content development costs, bandwidth costs, depreciation and amortization of properties and equipment, cloud service costs and smart devices costs.

Operating expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses, and general, administrative expenses and lease termination loss. The following table sets forth the components of our operating expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	278,943	129.3	231,855	77.5	50,180	7,275	51.5
Research and development expenses	56,054	26.0	74,376	24.9	59,014	8,556	60.6
General and administrative expenses	67,928	31.5	120,654	40.3	47,744	6,922	49.0
Total	402,925	186.8	426,885	142.7	156,938	22,753	161.1

Sales and marketing expenses. Our sales and marketing expenses primarily consist of (1) salaries and welfare for sales and marketing personnel and teachers’ compensation for trial courses, (2) channel and branding expenses, including expenses relating to our online traffic acquisition channels and marketing and branding activities, and (3) other expenses associated with our sales and marketing activities, including rental expenses, and depreciation and amortization expenses. We expect our sales and marketing expenses to decrease in the near future as we currently plan to significantly reduce our sales and marketing expenditures as a result of our shrinkage of online tutoring business, which is partially offset by the increased sales and marketing expenses attributable to our newly launched initiatives, such as SaaS solutions and smart devices.

The following table sets forth the components of our sales and marketing expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses:
Salaries and welfare	86,203	40.0	101,870	34.1	32,362	4,692	33.2
Channel and branding expenses	164,245	76.1	108,683	36.3	12,201	1,769	12.5
Other expenses	28,495	13.2	21,302	7.1	5,617	814	5.8
Total	278,943	129.3	231,855	77.5	50,180	7,275	51.5

Research and development expenses. Our research and development expenses consist primarily of (1) salaries and welfare for technology and educational product development personnel, and (2) general expenses and depreciation expenses associated with our research and development activities. We expect our research and development expenses to decrease in the foreseeable future as a result of our shrinkage of online tutoring business.

General and administrative expenses. Our general and administrative expenses consist primarily of (1) salaries and welfare for our administrative personnel, (2) professional service fees, and (3) other general and administrative expenses, including rental, amortization and depreciation expenses. We expect our general and administrative expenses to decrease in the foreseeable future as we will significantly reduce our general and administrative expenses as a result of our shrinkage of online tutoring business, partially offset by increased costs related to complying with our reporting obligations as a public company under U.S. securities laws.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporate or capital gains tax, and the Cayman Islands currently has no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporate tax. Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains for the years ended December 31, 2020, 2021 and 2022.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiary, Zhangmen Technology HK Limited., which domiciled in Hong Kong, has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to us are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiary and VIE are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or its subsidiary outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non—PRC shareholders or ADS holders.”

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share/ADS data)
Net revenues	215,750	100.0	299,296	100.0	97,366	14,117	100.0
Cost of revenues	(114,343)	(53.0)	(137,503)	(45.9)	(39,410)	(5,714)	(40.5)
Gross profit	101,407	47.0	161,793	54.1	57,956	8,403	59.5
Operating expenses
Sales and marketing expenses	(278,943)	(129.3)	(231,855)	(77.5)	(50,180)	(7,275)	(51.5)
Research and development expenses	(56,054)	(26.0)	(74,376)	(24.9)	(59,014)	(8,556)	(60.6)
General and administrative expenses	(67,928)	(31.5)	(120,654)	(40.3)	(47,744)	(6,922)	(49.0)
Total operating expenses	(402,925)	(186.8)	(426,885)	(142.7)	(156,938)	(22,753)	(161.1)
Loss from operations	(301,518)	(139.8)	(265,092)	(88.6)	(98,982)	(14,350)	(101.6)
Interest income, net	19,764	9.2	2,988	1.0	900	130	0.9
Other income (expenses), net	479	0.2	(7,342)	(2.5)	244	35	0.3
Fair value change of investments and derivatives	3,696	1.7	5,205	1.7	-	-	-
Loss before provision for income tax	(277,579)	(128.7)	(264,241)	(88.4)	(97,838)	(14,185)	(100.4)
Income tax expenses	(2,883)	(1.3)	-	-	-	-	-
Net loss from continuing operations	(280,462)	(130.0)	(264,241)	(88.4)	(97,838)	(14,185)	(100.4)
Net (loss) income related to discontinued operations	(731,884)	(339.2)	(912,879)	(305.0)	822,788	119,293	845.0
Net (loss) income	(1,012,346)	(469.2)	(1,177,120)	(393.4)	724,950	105,108	744.6

Year ended December 31, 2022 compared to year ended December 31, 2021

Net revenues

Our net revenues from continuing operations decreased from RMB299.3 million in 2021 to RMB97.4 million (US$14.1 million) in 2022. The decrease was across all revenue streams, consisting of revenues from Zhangmen Kids courses and others.

●	Zhangmen Kids. Our net revenues from our Zhangmen Kids decreased from RMB237.8 million in 2021 to RMB86.2 million (US$12.5 million) in 2022. Our paid student enrollments for Zhangmen Kids services were 13,479 and 3,320 in 2021 and 2022, respectively

●	Others. Our net revenues from others decreased from RMB61.5 million in 2021 to RMB11.2 million (US$1.6 million) in 2022, which was primarily as a result of termination our AI courses in the second half of 2022.

Cost of revenues

Our cost of revenues decreased from RMB137.5 million in 2021 to RMB39.4 million (US$5.7 million) in 2022.  This decrease was primarily due to the decrease in teacher compensation costs from RMB123.6 million in 2021 to RMB33.7 million in 2022, which was primarily as a result of the decrease in the number of class hours delivered by our teachers.

Gross profit

As a result of the foregoing, our gross profit decreased from RMB161.8 million in 2021 to RMB58.0 million (US$8.4 million) in 2022.

Operating expenses

Our total operating expenses decreased from RMB426.9 million in 2021 to RMB156.9 million (US$22.8 million) in 2022.

Sales and marketing expenses.

Our sales and marketing expenses decreased from RMB231.9 million in 2021 to RMB50.2 million (US$7.3 million) in 2022. This decrease was mainly driven by (1) the decrease in channel and branding expenses from RMB108.7 million in 2021 to RMB12.2 million in 2022, as we reduced our expenditures on advertising and marketing campaigns in response to the recent regulatory requirements in the second half of 2021, and (2) the decrease in salary and welfare expenses from RMB101.9 million in 2021 to RMB32.4 million in 2022, as we reduced the expenditures related to our sales and marketing team.

Research and development expenses.

Our research and development expenses decreased from RMB74.4 million in 2021 to RMB59.0 million (US$8.6 million) in 2022, which was primarily due to the decrease in salaries and welfare expenses of our research and development personnel from RMB71.1 million in 2021 to RMB59.5 million in 2022, as we decreased the headcount of our research and development team in 2022 compared with that in 2021.

General and administrative expenses.

Our general and administrative expenses decreased from RMB120.7 million in 2021 to RMB47.7 million (US$6.9 million) in 2022, which was primarily attributable to the decrease in professional service fees in connection with our past capital raising transactions from RMB70.7 million in 2021 to nil in 2022.

Loss from operations

As a result of the foregoing, our loss from operations decreased from RMB265.1 million in 2021 to RMB99.0 million (US$14.4 million) in 2022.

Other (expenses)/income, net

Our other income was RMB244.0 thousand (US$35.0 thousand) in 2022 compared to other expenses of RMB7.3 million in 2021, which was primarily as a result of exchange loss by RMB7.3 million incurred in 2021.

Net loss from continuing operations

As a result of the foregoing, we incurred net loss from continuing operations of RMB264.2 million in 2021 and RMB97.8 million (US$14.2 million) in 2022.

Net (loss) income related to discontinued operations

We recorded net loss related to discontinued operations of RMB912.9 million in 2021. In the year of 2022, we recorded net income related to discontinued operations of RMB822.8 million (US$119.3 million), comprising net income from discontinued operations of RMB467.5 million (US$67.8 million) for the period from January 1, 2022 through September 16, 2022, and net gain from disposal of discontinued operations of RMB355.3 million (US$51.5 million).

Net (loss) income

As a result of the foregoing, we incurred net loss of RMB1,177.1 million in 2021 and net income of RMB725.0 million (US$105.1 million) in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net revenues

Our net revenues from continuing operations increased from RMB215.8 million in 2020 to RMB299.3 million in 2021. The increase was across all revenue streams, consisting of revenues from Zhangmmen Kids courses and others.

●	Zhangmen Kids. Our net revenues from our Zhangmen Kids increased from RMB200.1 million in 2020 to RMB237.8 million in 2021. Our paid student enrollments for Zhangmen Kids were 11,039 and 13,479 in 2020 and 2021, respectively

●	Others. Our net revenues from others increased from RMB15.7 million in 2020 to RMB61.5 million in 2021. In August 2020, we launched Xiaoli, our online formative education services for children aged from 6 to 8, which constituted our key driver of our other revenue stream.

Cost of revenues

Our cost of revenues increased from RMB114.3 million in 2020 to RMB137.5 million in 2021.  This increase was primarily due to the increase in teacher compensation costs from RMB104.5 million in 2020 to RMB123.6 million in 2021, which was primarily as a result of the increase in the number of class hours delivered by our teachers.

Gross profit

As a result of the foregoing, our gross profit increased from RMB101.4 million in 2020 to RMB161.8 million in 2021.

Operating expenses

Our total operating expenses increased from RMB402.9 million in 2020 to RMB426.9 million in 2021.

Sales and marketing expenses.

Our sales and marketing expenses decreased from RMB278.9 million in 2020 to RMB231.9 million in 2021. Such decrease was mainly driven by the decrease in channel and branding expenses from RMB164.2 million in 2020 to RMB108.7 million in 2021, as we reduced our expenditures on advertising and marketing campaigns in response to the recent regulatory requirements in the second half of 2021, partially offset by the increase in salary and welfare expenses from RMB86.2 million in 2020 to RMB101.9 million in 2021, as we opened more sales offices in the first half of 2021.

Research and development expenses.

Our research and development expenses increased from RMB56.1 million in 2020 to RMB74.4 million in 2021, which was primarily due to the increase in salaries and welfare expenses of our research and development personnel from RMB48.4 million in 2020 to RMB71.1 million in 2021 as we increased our investments in technologies to provide more diversified solutions to students and the community in 2021.

General and administrative expenses.

Our general and administrative expenses increased from RMB67.9 million in 2020 to RMB120.7 million in 2021, which was primarily attributable to (1) the increase in professional service fees from RMB38.6 million in 2020 to RMB70.7 million in 2021, in connection with our past capital raising transactions, and (2) the increase in salaries and welfare to our general and administrative personnel from RMB24.8 million in 2020 to RMB38.5 million in 2021, which was mainly attributable to the expansion of our administrative team in the first half of 2021.

Loss from operations

As a result of the foregoing, our loss from operations decreased from RMB301.5 million in 2020 to RMB265.1 million in 2021.

Interest income, net

Our interest income decreased from RMB19.8 million in 2020 to RMB3.0 million in 2021, primarily due to the decreased investment income from financial investments and derivatives.

Other income (expenses), net

Our other income was RMB0.5 million in 2020 compared to other expenses of RMB7.3 million in 2021, which primarily resulted from exchange loss by RMB7.3 million incurred in 2021.

Net loss from continuing operations

As a result of the foregoing, we incurred net loss from continuing operations of RMB280.5 million in 2020 and RMB264.2 million in 2021.

Net loss related to discontinued operations

We recorded net loss related to discontinued operations of RMB731.9 million in 2020 and RMB912.9 million in 2021. The net loss related to discontinued operations in 2020 and 2021 were both comprised of net loss from discontinued operations.

Net loss

As a result of the foregoing, we incurred net loss of RMB1,012.3 million in 2020 and RMB1,177.1 million in 2021.

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

This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, its most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP measure has been provided in the financial statement tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings as a substitute for, or superior to, net revenues prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We compensate for these limitations by relying primarily on our GAAP results and using gross billings only as a supplemental measure. The table below sets forth a reconciliation of our net revenues to gross billings for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	215,750	299,296	97,366	14,117
Add: VAT and surcharges	12,945	17,958	6,086	882
Add: ending deferred revenue	254,044	76,380	33,508	4,858
Add: ending refund liabilities	39,258	64,592	15,688	2,275
Less: beginning deferred revenue	156,298	254,044	76,380	11,074
Less: beginning refund liabilities	24,153	39,258	64,592	9,365
Gross billings (non-GAAP)	341,546	164,924	11,676	1,693

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

5.B. Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash from historical equity financing activities. As of December 31, 2020, 2021 and 2022, our cash, cash equivalents were RMB38.4 million, RMB335.7 million and RMB131.9 million (US$19.1 million), respectively. Our cash and cash equivalents primarily consist of cash in bank and floating rate financial instruments which have original maturities of three months or less and are unrestricted as to withdrawal or use. Short-term investments generally consist of financial products purchased from financial institutions with original maturities of between three months and one year.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented. In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government, we have disposed the K-12 Business in the third quarter of 2022, and the historical consolidated financial results of our disposed K-12 Business are reflected in our audited consolidated financial statements as discontinued operations accordingly. Unless otherwise stated, cash flows discussed herein refer to our continuing activities only.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in continuing operating activities	(141,561)	(398,290)	(161,252)	(23,379)
Net cash (used in) generated from continuing investing activities	(2,075,936)	187,401	42,863	6,215
Net cash generated from continuing financing activities	1,716,310	561,222	26	4

Continuing Operating Activities

Net cash used in continuing operating activities in 2022 was RMB161.3 million (US$23.4 million). The difference between net cash used in continuing operating activities and net loss from continuing operations of RMB97.8 million (US$14.2 million) in the same period was due to adjustments for non-cash items that primarily include share-based compensation of RMB9.1 million, against a decrease in working capital mainly resulted from a decrease of RMB42.9 million in deferred revenue and an decrease of RMB48.9 million in refund liability, as a result of reduction of paid student enrollments in 2022.

Net cash used in continuing operating activities in 2021 was RMB398.3 million. The difference between net cash used in operating activities and net loss from continuing operations of RMB264.2 million in the same period was due to adjustments for non-cash items that primarily include share-based compensation of RMB42.3 million, against a decrease in working capital mainly resulted from a decrease of RMB177.7 million in deferred revenue and a decrease of RMB30.2 million in other current liabilities as we reduced marketing and promotion service fees as a result of the recent regulatory developments.

Net cash used in continuing operating activities in 2020 was RMB141.9 million. The difference between net cash provided by operating activities and net loss from continuing operations of RMB280.5 million in the same period was due to adjustments for non-cash items that primarily include share-based compensation of RMB20.5 million, an increase in working capital mainly resulted from an increase of RMB97.7 million in deferred revenue due to our rapid business expansion that resulted in greater cash receipts received in advance of providing courses to students, and an increase of RMB15.1 million in in refund liability.

Continuing Investing Activities

Net cash generated from continuing investing activities in 2022 was RMB42.9 million (US$6.2 million), primarily due to proceeds of RMB42.9 million from maturity of short-term investments.

Net cash generated from continuing investing activities in 2021 was RMB187.4 million, primarily due to proceeds of RMB6,852.8 million from maturity of short-term investments, partially offset by purchase of short-term investments of RMB6,665.3 million.

Net cash used in continuing investing activities in 2020 was RMB2,075.9 million, primarily due to proceeds of RMB627.9 million from maturity of short-term investments, partially offset by purchase of short-term investments of RMB2,703.3 million.

Continuing Financing Activities

Net cash generated from continuing financing activities in 2022 was RMB26.0 thousand (US$4.0 thousand) primarily due to proceeds of RMB26.0 thousand from exercise of stock options shares.

Net cash generated from continuing financing activities in 2021 was RMB561.2 million, primarily due to proceeds of RMB291.6 million raised from issuance of our Series G convertible redeemable preferred shares and proceeds of RMB269.2 million raised from issuance of our Class A ordinary shares in our initial public offering.

Net cash generated from continuing financing activities in 2020 was RMB1,716.3 million, primarily attributable to RMB1,716.3 million in proceeds from the issuance of our Series F-2 convertible redeemable preferred shares.

Material Cash Requirements

Our material cash requirements primarily include our capital expenditures and operating lease obligations.

Our capital expenditures are primarily related to leasehold improvements. Our capital expenditures were RMB522.6 thousand, RMB93.0 thousand and nil in 2020, 2021 and 2022, respectively. Our operating lease obligations as of December 31, 2022 is RMB8.4 million.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

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

Holding Company Structure

Zhangmen Education Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary and the VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary and the VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary, and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

5.C. Research and Development, Patents and Licenses, etc.

We operate at the intersection of the education and technology industries, and our business model features integrating technology closely with education to provide a more efficient and engaging learning experience. See “Item 4. Information on the Company—4.B. Business Overview—Intellectual Property.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Out of our significant accounting policies, which are described in Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Form 20-F, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgment, estimates and assumptions, including (i) revenue recognition, (ii) refund liabilities, (iii) share-based compensation, and (iv) income tax.

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

We operate through our subsidiaries and the VIE. The valuation allowance is considered on an individual entity basis. As of December 31, 2021 and 2022, valuation allowances on deferred tax assets are provided because we believe that it is more-likely-than-not that certain of the subsidiaries and the VIE registered in the PRC will not be able to generate sufficient taxable income in the near future, to realize the deferred tax assets carried-forwards.

As of December 31, 2021 and 2022, the Company recorded a valuation allowance for deferred tax assets was RMB33.0 thousand and RMB4.0 million (US$0.6 million), respectively.

Refund liabilities

We measure the refund liabilities at the amount we expect to refund back to our customers as a result of our refund policy. We estimated the amount of refund liabilities considering historical refund, actual refund application received, management’s expectation of future trend of refund application, and taking into consideration of the adverse impact brought by the release of the Alleviating Burden Opinion. As of December 31, 2021 and 2022, we recorded refund liabilities of RMB64.6 million and RMB15.7 million (US$2.3 million), respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yi Zhang	34	Founder, Chairman, Chief Executive Officer and interim principal financial and accounting officer
Jicai Qi	36	Independent Director
Adam J. Zhao	55	Independent Director

Mr. Yi Zhang is our founder and has served as our chief executive officer since our inception, where he is in charge of our overall strategy formation and management, product development, research and development and content development, and has been our chairman of the board since November 2017. Mr. Zhang received a bachelor’s degree in electrical engineering from School of Electronic Information and Electrical Engineering of Shanghai Jiaotong University. As of the date of this annual report, Mr. Yi Zhang also serves as the interim principal financial and accounting officer and supervises the review of the upcoming audited financial results.

Mr. Jicai Qi has served as our director since June 2021. Mr. Qi has been the founding manager of Fountain Bridge Capital, where he is responsible for the management and investment of the fund, since May 2018. Mr. Qi received a bachelor’s degree in energy and power engineering from Shandong University and a master’s degree in mechanical and power engineering from Shanghai Jiao Tong University.

Mr. Adam J. Zhao has served as our director since July 2022. Mr. Zhao served as the chief financial officer and board secretary of PapayaMobile from January 2015 to February 2021. Prior to joining PapayaMobile, Mr. Zhao served as the chief financial officer and board secretary of Country Style Cooking Restaurant Chain Co., Ltd., a prior NYSE-listed company, from January 2012 to November 2014. Prior to that, Mr. Zhao served as a vice president of Ninetowns Internet Technology Group Company Limited, a prior Nasdaq-listed company, from August 2007 to December 2011. From 2004 to 2007, Mr. Zhao was the chief financial officer of Digital Media Group, which was acquired by VisionChina Media Inc., a prior Nasdaq-listed company. Mr. Zhao’s earlier experiences included portfolio management positions at New Hope Capital and serving as an investment director at a Hong Kong investment company. Mr. Zhao also served as an independent director of Cloopen Group Holding Limited, a NYSE-listed company, from May 2022, an independent director of Jumei International Holding Limited, a prior NYSE-listed company, from 2015 to 2020, and an independent director of eLong, Inc, a prior Nasdaq-listed company, from 2015 to 2018. Mr. Zhao received his bachelor’s degree in economics from Beijing International Studies University in 1989 and his MBA from University of Illinois at Chicago in 2003.

6.B. Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of RMB3.7 million (US$0.5 million) in cash compensation to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The maximum aggregate number of ordinary shares that may be issued pursuant to all options granted under the 2018 Plan is 93,082,225 ordinary shares. In March 2021 and May 2021, we granted an aggregation of 26,611,363 restricted shares to certain employees, directors and consultants in exchange for all of their unvested options granted under the 2018 Plan. In December 2021, we granted 6,929,110 restricted shares to certain employees in exchange for all of their unvested options granted under the 2018 Plan. The vesting conditions and all other terms of the 2018 Plan remained unchanged.

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

2021 Share Incentive Plan

In May 2021, we adopted the 2021 Share Incentive Plan, effective upon the SEC’s declaration of effectiveness of the Form F-1, which we refer to as the 2021 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued under the 2021 Plan shall initially by be 38,000,000 ordinary shares, plus an annual increase on the first day of each fiscal year of our company during the term of this 2021 Plan commencing with the fiscal year beginning January 1, 2022, by (i) an amount equal to 1% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, or (ii) such number of Shares as may be determined by our board of directors. As of the February 28, 2023, none of options were outstanding under the 2021 Plan.

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

As of February 28, 2023, none of the options under our Share Incentive Plans were granted to our directors and executive officers.

6.C. Board Practices

Board of Directors

Our board of directors consists of three directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service. For the details of the employment agreements with our executive officers, see “—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Jicai Qi and Adam J. Zhao. Jicai Qi is the chairperson of our audit committee. We have determined that Jicai Qi and Adam J. Zhao satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act. We have determined that Adam J. Zhao qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Jicai Qi and Adam J. Zhao. Jicai Qi is the chairperson of our compensation committee. We have determined that Adam J. Zhao satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yi Zhang and Jicai Qi. Yi Zhang is the chairperson of our nominating and corporate governance committee. Jicai Qi satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

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

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

6.D. Employees

We had 62 full-time employees as of December 31, 2022 and all of our full-time employees are located in China. We enter into employment contracts with our full-time employees which contain standard confidentiality and non-compete provisions. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

In addition, as of December 31, 2022 we had 257 part-time teachers and 150 student service staff supplied by third-party service providers. We engage third-party service providers through service agreements to help us recruit, train and manage teachers, student service staff and sales and marketing personnel. Under the service agreements, the third-party service providers agree to choose appropriate candidates based on our requests, provide necessary training to these personnel and manage them to follow our protocols. We settle payment of service fees to these third-party service providers generally on a monthly basis. The service agreements generally have a term of one to two years and may be renewed based on mutual consent. These teachers, student service staff and sales and marketing personnel enter into employment or service contracts with the third-party service providers and are not our employees. The service agreements between the third-party service providers and us, as well as the employment or service contracts between the third-party service providers and these personnel, contain confidentiality provisions governing their services to us. For risks relating to such arrangements under PRC labor law, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Increases in labor costs and compliance with stricter labor laws in the PRC may adversely affect our business and results of operations.”

In response to the regulatory requirements, we have disposed our K-12 Business in the third quarter of 2022, and further adjusted our faculty structure to strategically increase the proportion of part-time teachers. As a result, the number of our full-time employees as well as our part-time teachers decreased significantly from 2021 to 2022.

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

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class voting structure. The calculations in the table below are based on 1,440,382,877 ordinary shares outstanding (on an as-converted basis) as of February 28, 2023, consisting of 1,245,504,866 class A ordinary shares and 194,878,011 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned as of February 28, 2023
	Class A		Class B				Voting
	Ordinary Shares		Ordinary Shares		Total ordinary shares		Power
	Number	%	Number	%	Number	%	%***
Directors and Executive Officers: †
Yi Zhang(1)	-	-	194,878,011	100.0	194,878,011	13.5	82.4
Jicai Qi	-	-	-	-	-	-	-
Adam J. Zhao	-	-	-	-	-	-	-
Principal Shareholders:
Genesis Capital Entities(3)	223,340,534	17.9	-	-	223,340,534	15.5	3.1
Ultimate Vitor II Holdings Limited(1)	-	-	194,878,011	100.0	194,878,011	13.5	82.4
Demantoid Gem Holdings Limited(4)	145,328,198	11.7	-	-	145,328,198	10.1	2.0
Wenwei Entities(5)	87,788,787	7.0	-	-	87,788,787	6.1	1.2
CMC Entities(6)	86,772,609	7.0	-	-	86,772,609	6.0	1.2
Smart Fish II Holdings Limited(2)	84,518,827	6.8	-	-	84,518,827	5.9	1.2
SVF II ZEAL SUBCO (DE) PTE. LTD(7)	84,412,769	6.8	-	-	84,412,769	5.9	1.2

Notes:

*	Aggregate number of shares account for less than 1% of our total ordinary shares outstanding as of February 28, 2023.

**	Except as indicated otherwise below, the business address of our directors and executive officers is No.1666 North Sichuan Road, Gaobao Building, Hongkou District, Shanghai, The People’s Republic of China.

***	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to thirty votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents 194,878,011 Class B ordinary shares held by Ultimate Vitor II Holdings Limited, a British Virgin Islands company. Ultimate Vitor II Holding Limited is controlled by the Ultimate Vitor Family Trust, a trust established under a trust deed between Mr. Yi Zhang as settlor and TMF (Cayman) Ltd. as trustee. Mr. Zhang is the settlor and the sole beneficiary of the Ultimate Vitor Family Trust. Under the terms of the trust deed of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, such Class B ordinary shares held by Ultimate Vitor II Holdings Limited. Mr. Zhang is the sole director of Ultimate Vitor II Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Zhang may be deemed to beneficially own all of the Class B ordinary shares held of record by Ultimate Vitor II Holdings Limited. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

(2)	Represents 84,518,827 Class A ordinary shares held by Smart Fish II Holdings Limited, a British Virgin Islands company. Smart Fish II Holdings Limited is controlled by the Fish Family Trust, a trust established under a trust deed between Mr. Teng Yu as settlor and TMF (Cayman) Ltd. as trustee. The registered address of Smart Fish II Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Mr. Yu is the settlor and the sole beneficiary of the Fish Family Trust. Under the terms of the trust deed of this trust, Mr. Yu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, such Class A ordinary shares held by Smart Fish II Holdings Limited. Mr. Yu is the sole director of Smart Fish II Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Teng Yu may be deemed to beneficially own all of the Class A ordinary shares held of record by Smart Fish II Holdings Limited.

(3)	Represents (i) 77,494,816 Class A ordinary shares held by Genesis Capital I LP, a Cayman Islands exempted limited partnership, (ii) 13,183,129 Class A ordinary shares held by YSC Education (BVI) Limited, a British Virgin Islands limited liability company, (iii) 128,749,605 Class A ordinary shares held by YSC Education I (BVI) Limited, a British Virgin Islands limited liability company, and (iv) 3,912,984 Class A ordinary shares held by Genesis Capital II LP, according to the Schedule 13G filed jointly by them and their affiliates with the SEC on February 14, 2022. The registered address of Genesis Capital I LP and Genesis Capital II LP is Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands. The registered address of YSC Education (BVI) Limited and YSC Education I (BVI) Limited is Coastal Building, Wickham’s Cay II, P. 0. Box 2221, Road Town, Tortola, British Virgin Islands. Genesis Capital I LP’s general partner is Genesis Capital Ltd, whose registered address is 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands. Genesis Capital Ltd is the general partner of Genesis Capital I LP. Genesis Capital Ltd is wholly owned by Yuan Capital Ltd., which is wholly owned by Mr. Zhijian Peng. YSC Education (BVI) Limited is controlled by Genesis Capital I LP. Genesis Capital Ltd is the general partner of Genesis Capital I LP. Genesis Capital Ltd is wholly owned by Yuan Capital Ltd, which is wholly owned by Mr. Zhijian Peng. YSC Education I (BVI) Limited is controlled by Genesis Capital II LP. Genesis Capital II Ltd is the general partner of Genesis Capital II LP. Genesis Capital II Ltd is wholly owned by Yuan Capital Ltd, which is wholly owned by Mr. Zhijian Peng.

(4)	Represents 145,328,198 Class A ordinary shares held by Demantoid Gem Holdings Limited (“Demantoid”), a British Virgin Islands limited liability company, according to the Schedule 13G filed jointly by it and its affiliates with the SEC on February 14, 2022. The registered address of Demantoid is Tricor Services (BVI) Limited, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P. (“WP XII Callisto”) holds 9.0605% of the equity interests of Demantoid. Warburg Pincus (Europa) Private Equity XII (Cayman), L.P. (“WP XII Europa”) holds 9.902% of the equity interests of Demantoid. Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P. (“WP XII Ganymede”) holds 13.243% of the equity interests of Demantoid. Warburg Pincus Private Equity XII-B (Cayman), L.P. (“WP XII-B”) holds 6.4615% of the equity interests of Demantoid. Warburg Pincus Private Equity XII-D (Cayman), L.P. (“WP XII-D”) holds 0.9295% of the equity interests of Demantoid. Warburg Pincus Private Equity XII-E (Cayman), L.P. (“WP XII-E”) holds 5.305% of the equity interests of Demantoid. Warburg Pincus XII Partners (Cayman), L.P. (“Warburg Pincus XII Partners”) holds 3.361% of the equity interests of Demantoid. WP XII Partners (Cayman), L.P. (“WP XII Partners”) holds 1.7375% of the equity interests of Demantoid. Warburg Pincus China Partners (Cayman), L.P. (“WPC Cayman”) holds 4.313% of the equity interests of Demantoid. Warburg Pincus China (Cayman), L.P. (WPCP Cayman”) holds 45.687% of the equity interests of Demantoid. Warburg Pincus LLC, a New York limited liability company (“WP LLC”), is manager of certain private equity funds, including WP Funds. Warburg Pincus (Cayman) XII, L.P. (“WP XII Cayman GP”) is the general partner of WP XII Callisto, WP XII Europa, WP XII Ganymede, WP XII-B, WP XII-D, WP XII-E, Warburg Pincus XII Partners and WP XII Partners. Warburg Pincus (Cayman) XII GP LLC, a Delaware limited liability company (“WP XII Cayman GP LLC “), is the general partner of WP XII Cayman GP. Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WPP II Cayman”), is the sole member of WP XII Cayman GP LLC. Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company (“WP Bermuda GP”), is the general partner of WPP II Cayman. Warburg Pincus (Cayman) China GP, L.P., a Cayman Islands exempted limited partnership (“WPC Cayman GP”), is the general partner of WPC Cayman and WPCP Cayman. Warburg Pincus (Cayman) China GP LLC, a Delaware limited liability company (“WPC Cayman GP LLC”), is the general partner of WPC Cayman GP. WPP II Cayman is the managing member of WPC Cayman GP LLC. WP Bermuda GP is the general partner of WPP II Cayman. Charles R. Kaye is the Managing General Partner of WP, Ultimate General Partner of WP XI-C, WP XI Asia, Managing Member and Chief Executive Officer of WP LLC and may be deemed to control the Warburg Pincus entities. Mr. Kaye disclaims beneficial ownership of all shares held by the Warburg Pincus entities. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017.

(5)	Represents 87,788,787 Class A ordinary shares held by Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC, according to the Schedule 13G filed jointly by it and its affiliates with the SEC on February 14, 2022. The registered address of Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership) is Room 1125, No. 35, Rijing Road, Shanghai Pilot Free Trade Zone, China. Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership)’s general partner is Shunwei Capital Venture Investment Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone, whose general partner is Lhasa Economic and Technological Development Zone Shunwei Capital Investment Consulting Co., Ltd. Lhasa Economic and Technological Development Zone Shunwei Capital Investment Consulting Co., Ltd. is controlled by Mr. Jun Lei, who holds more than 50% of equity interests in Lhasa Economic and Technological Development Zone Shunwei Capital Investment Consulting Co., Ltd.

(6)	Represents (i) 76,056,513 Class A ordinary shares held by CMC Zenith Holdings Limited, a Cayman Islands company, (ii) 86,772,609 Class A ordinary shares held by CMC Zenith II Holdings Limited, a Cayman Islands company and (iii) 2,867,765 Class A ordinary shares held by Studemont Delta Holdings Limited, a Cayman Islands company, according to the Schedule 13G filed jointly by them and their affiliates with the SEC on February 14, 2022. The registered address of CMC Zenith Holdings Limited, CMC Zenith II Holdings Limited and Studemont Delta Holdings Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. CMC Zenith Holdings Limited is wholly owned by CMC Zenith, L.P., whose general partner is CMC Zenith GP, L.P. CMC Zenith GP, L.P.’s general partner is CMC Capital Partners GP II, Ltd. CMC Zenith II Holdings Limited is wholly owned by Alpha Plus Fund, L.P., whose general partner is Alpha Plus Fund GP, Ltd. Studemont Delta Holdings Limited is wholly owned by Studemont Delta, L.P., whose general partner is Studemont Delta GP Ltd. Each of CMC Capital Partners GP II, Ltd., Alpha Plus Fund GP, Ltd. and Studemont Delta GP Ltd is wholly owned by LaConfiance Investments Ltd. LaConfiance Investments Ltd is wholly owned by LeBonheur Holdings Ltd. LeBonheur Holdings Ltd is wholly owned by Brilliant Spark Holdings Limited. Brilliant Spark Holdings Limited is wholly owned by Mr. Ruigang Li.

(7)	Represents 84,412,769 Class A ordinary shares underlying 1,172,399 ADS held by SVF II Zeal Subco (DE) LLC, a Delaware limited liability company, according to the Schedule 13G filed jointly by it and its affiliates with the SEC on February 14, 2022. The registered address of SVF II Zeal Subco (DE) LLC is 251 Little Falls Drive, Wilmington, Delaware 19808. SVF II Zeal Subco (DE) LLC is SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II Zeal Subco (DE) LLC. The manager of SoftBank Vision Fund II-2 L.P. is SB Global Advisers Limited.

To our knowledge, as of February 28, 2023, 1,165,004,226 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 80.9% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in change of control of our company.

For details of our share incentive plans, see “—6.B. Compensation—Share Incentive Plans.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Contractual Arrangements

See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with The VIE and The VIE’s Shareholder” for a description of the contractual arrangements by and among our PRC subsidiary, the VIE and the shareholder of the VIE.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

We have been and may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including allegations against us for disputes regarding sales and marketing fees and computer leasing, and potential infringement of third-party copyrights or other intellectual property rights. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—Item 3.D. Risk Factors—Risks Relating to Our Business and Industry—We may be involved in legal and other disputes from time to time arising out of our operations, which may be expensive to defend and may disrupt our business and operations.”

In November 2021, we and certain of our current and former officers and directors were named as defendants a putative securities class action filed in federal court alleging that we made material misstatements and omissions in our IPO registration statement. On April 12, 2022, the lead plaintiff in the action filed an amended complaint, alleging violations of Section 11 and Section 15 of the Securities Act of 1933 based upon alleged omissions in our IPO registration statement. We filed a motion to dismiss the amended complaint. Our motion to dismiss was granted, and a judgment dismissing the case with prejudice was entered, on March 30, 2023. Any appeal of the judgment by the plaintiff must be made within 30 days of entry of the judgment.

Dividend Policy

We have not previously declared or paid any cash dividend or dividend in kind and we have no plan to declare or pay any dividends in the foreseeable future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Relating to Foreign Exchange” and “Item 3. Key Information—3.D. Risk Factors—Risk Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description Of Securities Other Than Equity Securities—12.D. American Depositary Shares.”

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offering and Listing Details

Our ADSs had been listed on the NYSE since June 9, 2021 under the symbol “ZME.” Each ADS represents nine Class A ordinary shares, par value US$0.00001 per share. Effective from December 17, 2021, we changed the ratio of our ADSs to the Class A ordinary shares from one (1) ADS representing nine (9) Class A ordinary shares to one (1) ADS representing seventy-two (72) Class A ordinary shares. We received a delisting notice from the NYSE on June 2, 2022. On June 17, 2022, we were delisted from NYSE when the staff of the NYSE filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “ZMENY” since the NYSE suspended the trading of our ADSs on June 2, 2022.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The ADSs representing our Class A ordinary shares had been listed on the NYSE since June 9, 2021 under the symbol “ZME.” Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “ZMENY” since the NYSE suspended the trading of our ADSs on June 2, 2022.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our memorandum and articles of association also authorize our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without the need for any approval or consent from, or other action by, our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions of our shareholders, our register of mortgages and charges, and a list of our current directors). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

10.E. Taxation

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of the ownership and disposition of the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to the ownership and disposition of the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Tian Yuan Law Firm, our PRC legal counsel.

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

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by you if you are a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to you in light of your individual circumstances or if you are in a special tax situation, such as:

●	a bank or financial institution;

●	an insurance company;

●	a pension plan;

●	a cooperative;

●	a regulated investment company;

●	a real estate investment trust;

●	a dealer in securities;

●	a trader that elects to use a mark-to-market method of tax accounting;

●	one of certain former U.S. citizens or long-term residents;

●	a tax-exempt entity (including a private foundation);

●	a person who acquired ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

●	a person that will hold your ADSs or ordinary shares as part of a straddle, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	a person that has a functional currency other than the U.S. dollar;

●	a person that actually or constructively owns ADSs or ordinary shares representing 10% or more of our stock (by vote or value);

●	a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, or a person holding ADSs or ordinary shares through such an entity; or

●	a person holding ADSs or ordinary shares in connection with a trade or business conducted outside the United States or in connection with a permanent establishment or other fixed place of business outside the United States,

●	in any of which cases you may be subject to tax rules that differ significantly from those discussed below.

You are urged to consult your tax advisor regarding the application of U.S. federal taxation to your particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Treasury regulations that apply to taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit you from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, if you are not eligible for United States-PRC income tax treaty (the “Treaty”) benefits, you should consult your tax adviser regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or ordinary shares. Accordingly, the discussion below with respect to foreign tax credits does not apply to you if you are in this situation.

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

Passive Foreign Investment Company Considerations

For U.S. federal income tax purposes, a non-U.S. corporation, such as our company, will be treated as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash generally are categorized as passive assets and the company’s unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on the composition of our income and assets and the estimated value of our assets, which are based on the average price of the ADSs in 2022, we believe that we were likely a PFIC for our taxable year ended December 31, 2022, due to our declining market capitalization. Our PFIC status in any year depends primarily on the average value of our assets, which may be determined, in large part, by reference to our market capitalization. Because our market capitalization has declined substantially since our initial public offering, if the value of our assets is determined by reference to our market capitalization and the market price of the ADSs does not increase sufficiently, we anticipate that we will likely be a PFIC for our taxable year 2023, and may also be a PFIC in future taxable years. In addition, the extent to which certain of our assets should be characterized as an active asset is not entirely clear. However, because our PFIC status is a factual annual determination that can be made only after the end of the relevant taxable year, our PFIC status for 2023 or any future taxable year is uncertain.

If we are or were a PFIC for any year during which you hold or held our ADSs or ordinary shares (including 2022), we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless you make a “deemed sale” election, which would allow you to eliminate the continuing PFIC status under certain circumstances but would require you to recognize gain taxed under the general PFIC rules described below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will generally be subject to special tax rules on (i) any excess distribution that we make to you (which generally means any distribution paid during a taxable year to you that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, your holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares (including 2022) and any of our subsidiaries or the VIE is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax adviser regarding the application of the PFIC rules to any of our subsidiaries or the VIE.

Alternatively, if ADSs were “regularly traded” in a year when we were a PFIC, you could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The OTC Pink Limited Information system, on which the prices of our ADSs are currently quoted, is not a “qualified exchange” for purposes of the mark-to-market rules. Therefore, a mark-to-market election for the ADSs is not available for as long as the ADSs continue to be delisted from, or not regularly traded on, the NYSE or any other qualified stock exchange. If you wish to make a mark-to-market election with respect to a taxable year for which the election may be available, you should consult your tax adviser regarding the availability and advisability of making the election in your particular circumstances and the effect the election would have on your income inclusions with respect to, and tax basis in, the ADSs.

We do not intend to provide information necessary for you to make a qualified electing fund election.

If you own our ADSs or ordinary shares during any taxable year that we are a PFIC, you must generally file an annual IRS Form 8621. You should consult your tax adviser regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE CONSEQUENCES OF OUR PFIC STATUS ON AN INVESTMENT IN OUR ADSs OR ORDINARY SHARES.

Dividends

If at any time we are not treated as a PFIC with respect to you, for example as a result of a “deemed sale” election in a year in which we cease to meet the threshold requirements for PFIC status, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, you should expect that the full amount of any distribution we pay will generally be reported to you as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations.

In general, dividends paid by certain “qualified foreign corporations” to non-corporate persons may be taxed at a preferential rate, subject to applicable limitations. However, if a non-U.S. corporation is not entitled to the benefits of a comprehensive income tax treaty with the United States, dividends paid by that corporation will qualify for the preferential rate only with respect to stock that are “readily tradable on an established securities market in the United States.” The IRS issued a notice in 2003, according to which common stock or American depositary shares in respect of such stock are considered readily tradable on a U.S. established securities market if they are listed on certain national U.S. securities exchanges specified in the notice, such as the NYSE. The IRS notice indicates that the IRS continues to consider whether, and under what conditions, the preferential rate may apply also to securities readily tradable on other securities trading platforms, such as over-the-counter markets. However, as of the date hereof, no additional trading markets have been identified by the Treasury or the IRS as qualifying markets for these purposes. Therefore, because our ADSs were delisted from the NYSE, non-corporate U.S. Holders of our ADSs should expect that while the ADSs continue to be delisted from the NYSE or any other qualified national U.S. exchange, dividends will be reported to them by withholding agents as not qualifying for the preferential rates. Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on your particular facts and circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. Foreign tax credit regulations impose additional requirements for foreign taxes to be eligible for credit. We have not determined whether these requirements have been met with respect to any withholding tax imposed on dividends on our ADSs or ordinary shares. Instead of claiming a credit, subject to generally applicable limitations, you may claim a deduction, for U.S. federal income tax purposes, in respect of those taxes, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on your particular facts and circumstances. Accordingly, you are urged to consult your tax adviser regarding the availability of the foreign tax credit in your particular circumstances.

Sale or Other Disposition

If at any time we are not treated as a PFIC with respect to you, for example as a result of a “deemed sale” election in a year in which we cease to meet the threshold requirements for PFIC status, you will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, you may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. The foreign tax credit regulations generally preclude you from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if you do not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes imposed on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. You should consult your tax adviser regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax in your particular circumstances (including any applicable limitations).

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

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

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

We entered into foreign currency derivative contracts to protect us against volatility of future cash flows caused by the changes in foreign exchange rates. Our foreign currency derivative instruments relate to foreign exchange options and forward contracts involving major currencies such as RMB and US dollar. These instruments are executed with third-party banks. For the accounting treatment of these derivatives instruments, see “Summary of Significant Accounting Policies—Derivatives instruments” of our consolidated financial statements included elsewhere in this annual report. For the year ended December 31, 2022, foreign exchange income accounted for 0.2% of our net loss from continuing operations.

As of December 31, 2022, we had Renminbi-denominated cash and cash equivalents of RMB125.5 million. If Renminbi had appreciated by 10% against the U.S. dollar, we would have had an increase of approximately US$2.0 million of cash and cash equivalent.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Services		Fees

●	Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)	Up to U.S.$0.05 per ADS issued

●	Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to U.S.$0.05 per ADS cancelled

●	Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S.$0.05 per ADS held

●	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.$0.05 per ADS held

●	Distribution of securities other than ADSs or rights Up to U.S. per ADS held to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S.$0.05 per ADS held

●	ADS Services	Up to U.S.$0.05 per ADS held on the applicable record date(s) established by the depositary

●	Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S.$0.05 per ADS (or fraction thereof) transferred

●	Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).	Up to U.S.$0.05 per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

●	certain cable, telex and facsimile transmission and delivery expenses;

●	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

●	the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with foreign currency conversions, compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

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

For the period from June 7, 2021, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2022, we used approximately US$29.6 million of the net proceeds received from our initial public offering for marketing and brand promotions, improving our technology infrastructure, and expanding and enhancing our products and services.

We still intend to use the remainder of the net proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and interim principal financial and accounting officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2022 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of auditing our consolidated financial statements as of December 31, 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2022, we identified the material weakness relates to lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting and lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements.

The material weakness is mainly due to the significant personnel turnover since the promulgation of the Alleviating Burden Opinion, which have had and will continue to have a material adverse impact to our business, financial condition, results of operations and prospect.

For the above material weakness, we are implementing and will continue to implement a number of remediation measures to address the material weakness, including:

(i).	We will establish clear rules and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues.

(ii).	We will hire additional qualified financial and accounting personnel with working experience with U.S. GAAP and SEC reporting requirements.

(iii).	We will implement regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel.

(iv).	We will develop and implement a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures to be in compliance with U.S. GAAP and SEC reporting requirements.

(v).	We will conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses, and to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework.

(vi).	We will develop the relevant systems to improve the computerization of the operating and accounting information and also enhance the information flow between the operation and financial systems.

We cannot assure you that we will be able to implement these measures to effectively remediate our material weakness, or that we will not identify any additional material weaknesses or significant deficiencies in the future. For risks and uncertainties related to our internal control, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

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

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Adam J. Zhao, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules. Adam J. Zhao satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

ITEM 16.B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021, and posted a copy of our code of business conduct and ethics on our website at ir.zhangmenedu.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, namely Deloitte Touche Tohmatsu Certified Public Accountants LLP and Marcum Asia CPAs LLP, for the periods indicated.

	Year Ended December 31,
	2021	2022
	RMB	RMB
	(in thousands)
Services:
Audit Fees(1)	5,653	3,987
Other Fees(2)	400	-
Total	6,053	3,987

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Other Fees. Other fees mean fees incurred from professional services related to training and advisory.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Marcum Asia CPAs LLP, our independent registered public accounting firm, including audit services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

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

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 19, 2021, we engaged Marcum Asia CPAs LLP (“Marcum Asia”, formerly known as Marcum Bernstein & Pinchuk LLP) as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ended December 31, 2021. Marcum Asia replaced Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) whose engagement was terminated by us on November 19, 2021. The change of our independent registered public accounting firm was approved by our Board and the Audit Committee of our Board, and the decision was not made due to any disagreements between us and Deloitte.

The report of Deloitte on our financial statements for 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2020, and the subsequent period through our dismissal of Deloitte on November 19, 2021, there were no (i) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions therein) with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreements in its report on the consolidated financial statements for such periods; or (ii) “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that Deloitte advised us of one material weakness in our internal control over financial reporting related to lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting and lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements.

We provided a copy of this disclosure in Item 16.F to Deloitte and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Deloitte addressed to the SEC, dated April 28, 2023, is filed herein as Exhibit 15.5.

Prior to Marcum Asia’s engagement, neither we nor anyone on our behalf consulted Marcum Asia regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us by Marcum Asia that Marcum Asia concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event.

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company previously listed on the NYSE, we were subject to corporate governance listing standards of NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We have followed Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE where listed companies must have that (a) a majority of our board of directors are independent directors, (b) the audit committee consists of at least three members, (c) the compensation committee is composed entirely of independent directors, and (d) the nominating and corporate governance committee is composed entirely of independent directors. On June 17, 2022, we were delisted from NYSE when the staff of the NYSE filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “ZMENY” since the NYSE suspended the trading of our ADSs on June 2, 2022.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16.J. Insider Trading Policies

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Zhangmen Education Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Tenth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-256281), initially filed with the SEC on May 19, 2021)
2.1	Form of American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on June 3, 2021)
2.3	Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1/A (File No. 333-256281), initially filed with the SEC on June 3, 2021)
2.4	Amendment No.1 to the Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 99.(A)(I) to the registration statement on Form F-6 POS (File No. 333-256720), initially filed with the SEC on December 17, 2021)
2.5*	Description of Registrant’s Securities
4.1	2018 Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-256281), initially filed with the SEC on May 19, 2021)
4.2	2021 Share Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-256281), initially filed with the SEC on May 19, 2021)
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)
4.5	Eighth Amended and Restated Shareholders’ Agreement dated April 21, 2021 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)
4.6	Share Purchase Agreement by and among the Registrant and Eternal Zenith Limited, dated September 9, 2022 (incorporated herein by reference to Exhibit 99.2 to the report on Form 6-K (File No. 001-40455), filed with the SEC on September 9, 2022)
4.7*†	Equity Pledge Agreement among Shanghai Zhangxinrui, Shanghai Zhangda and shareholder of Shanghai Zhangda dated September 7, 2022
4.8*†	Exclusive Management Services and Business Cooperation Agreement among Shanghai Zhangxinrui and Shanghai Zhangda dated September 7, 2022
4.9*†	Exclusive Option Agreement among Shanghai Zhangxue, Shanghai Zhangda and shareholder of Shanghai Zhangda dated September 7, 2022
4.10*†	Consent Letter granted by shareholder of Shanghai Zhangda’s spouse dated September 7, 2022
4.11*†	Power of Attorney granted by shareholder of Shanghai Zhangda dated September 7, 2022
8.1*	Principle Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256281), as amended, initially filed with the SEC on May 19, 2021)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tian Yuan Law Firm
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm
15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm
15.5*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

**	Furnished herewith

†	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhangmen Education Inc.

By:	/s/ Yi Zhang
	Name:	Yi Zhang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Zhangmen Education Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhangmen Education Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) income, changes in stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2020 consolidated financial statements to retrospectively present discontinued operations as described in Note 1 and Note 3. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2020 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2020 consolidated financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021.

New York, New York

April 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Zhangmen Education Inc. (formerly known as “Global Online Education Inc.”)

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to 2020 financial statements to retrospectively apply the reporting of discontinued operations, as described in Note 3 (the “retrospective adjustments”), the consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit, and cash flows of Zhangmen Education Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2020, and the related notes and financial statement schedule in Schedule I (collectively referred to as the “financial statements”). The previously issued financial statements, before the effects of the retrospective adjustments, are not presented herein. In our opinion, the financial statements, before the retrospective adjustments, present fairly, in all material respects, the results of its operations and its cash flows of the Company for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America. We were not engaged to audit, review, or apply any procedures to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

ZHANGMEN EDUCATION INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	335,681	131,908	19,125
Short-term investments	63,757	20,894	3,029
Prepaid expenses and other current assets	3,374	2,648	384
Assets of disposal group, current	2,078,554	-	-
Total current assets	2,481,366	155,450	22,538

Non-current assets
Property and equipment, net	263	105	15
Operating lease right-of-use assets	1,056	809	117
Other non-current assets	141	141	20
Assets of disposal group, non-current	44,230	-	-
TOTAL ASSETS	2,527,056	156,505	22,690

LIABILITIES
Current liabilities (including amounts of the consolidated VIEs without recourse to Zhangmen Education Inc. See Note 2)
Accrued payroll and other human resource expenses	2,102	5,103	740
Deferred revenue	76,380	33,508	4,858
Refund liabilities	64,592	15,688	2,275
Operating lease liabilities, current	494	651	94
Other current liabilities	9,408	24,845	3,600
Liabilities of disposal group, current	3,208,133	-	-
Total current liabilities	3,361,109	79,795	11,567

Non-current liabilities
Operating lease liabilities, non-current	642	142	21
Liabilities of disposal group, non-current	12,337	-	-
TOTAL LIABILITIES	3,374,088	79,937	11,588

Commitments and Contingencies (Note 12)

SHAREHOLDERS’ (DEFICIT) EQUITY
Class A ordinary shares (par value of US$0.00001 per share; 7,000,000,000 shares authorized as of December 31, 2021 and 2022; 1,205,870,925 shares and 1,210,041,035 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	77	77	12
Class B ordinary shares (par value of US$0.00001 per share; 5,000,000,000 shares authorized as of December 31, 2021 and 2022; 194,878,011 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	12	12	2
Additional paid-in capital	9,156,229	9,165,330	1,328,848
Accumulated other comprehensive (loss) income	(138,873)	50,676	7,347
Accumulated deficit	(9,864,477)	(9,139,527)	(1,325,107)
TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	(847,032)	76,568	11,102
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	2,527,056	156,505	22,690

The accompanying notes are an integral part of the consolidated financial statements.

ZHANGMEN EDUCATION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				（Note 2)
Net revenues	215,750	299,296	97,366	14,117
Cost of revenues	(114,343)	(137,503)	(39,410)	(5,714)
Gross profit	101,407	161,793	57,956	8,403

Operating expenses:
Sales and marketing expenses	(278,943)	(231,855)	(50,180)	(7,275)
Research and development expenses	(56,054)	(74,376)	(59,014)	(8,556)
General and administrative expenses	(67,928)	(120,654)	(47,744)	(6,922)
Total operating expenses	(402,925)	(426,885)	(156,938)	(22,753)

Loss from operations	(301,518)	(265,092)	(98,982)	(14,350)

Interest income, net	19,764	2,988	900	130
Other income (expenses), net	479	(7,342)	244	35
Fair value change of investments and derivatives	3,696	5,205	-	-
Loss before provision for income tax	(277,579)	(264,241)	(97,838)	(14,185)

Income tax expenses	(2,883)	-	-	-
Net loss from continuing operations	(280,462)	(264,241)	(97,838)	(14,185)
Net (loss) income from discontinued operations	(731,884)	(912,879)	467,510	67,783
Net gain from disposal of discontinue operations	-	-	355,278	51,510
Net (loss) income related to discontinued operations	(731,884)	(912,879)	822,788	119,293
Net (loss) income	(1,012,346)	(1,177,120)	724,950	105,108
Deemed dividend	(101,795)	-	-	-
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	(837,856)	(2,217,489)	-	-
Net (loss) income available to ordinary shareholders of Zhangmen Education Inc.	(1,951,997)	(3,394,609)	724,950	105,108

Net (loss) earnings per share
Net (loss) earnings per ordinary share - Basic and diluted	(6.39)	(3.66)	0.52	0.07
Net loss per ordinary share from continuing operations - Basic and diluted	(3.99)	(2.68)	(0.07)	(0.01)
Net (loss) earnings per ordinary share from discontinued operations - Basic and diluted	(2.40)	(0.98)	0.59	0.08
Weighted average number of shares used in calculating net (loss) earnings per ordinary share
Basic and diluted	305,651,877	926,932,705	1,403,828,191	1,403,828,191

The accompanying notes are an integral part of the consolidated financial statements.

ZHANGMEN EDUCATION INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of RMB)

	As of December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2)
Net (loss) income	(1,012,346)	(1,177,120)	724,950	105,108

Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(143,876)	(52,841)	189,549	27,482
Realized accumulated comprehensive loss of discontinued operations	-	-	(44,370)	(6,433)
	(143,876)	(52,841)	145,179	21,049
Total comprehensive (loss) income attributable to Zhangmen Education Inc.	(1,156,222)	(1,229,961)	870,129	126,157

Deemed dividend	(101,795)	-	-	-
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	(837,856)	(2,217,489)	-	-
Total comprehensive (loss) income attributable to ordinary shareholders of Zhangmen Education Inc.	(2,095,873)	(3,447,450)	870,129	126,157
Less: total comprehensive (loss) income related to discontinued operations attributable to ordinary shareholders of Zhangmen Education Inc.	(731,884)	(912,879)	756,893	109,739
Total comprehensive (loss) income from continuing operations attributable to ordinary shareholders of Zhangmen Education Inc.	(1,363,989)	(2,534,571)	113,236	16,418

The accompanying notes are an integral part of the consolidated financial ts.

ZHANGMEN EDUCATION INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(In thousands of RMB, except for share and per share data, or otherwise noted)

	Ordinary Shares*		Class A Ordinary Shares*		Class B Ordinary Shares*		Additional		Accumulated other	Total
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	paid-in capital	Accumulated deficit	comprehensive income (loss)	shareholders’ deficit
		RMB		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	306,191,338	20	-	-	-	-	-	(4,402,607)	57,844	(4,344,743)
Share-based compensation	-	-	-	-	-	-	11,050	-	-	11,050
Net loss	-	-	-	-	-	-	-	(1,012,346)	-	(1,012,346)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(143,876)	(143,876)
Deemed dividend in connection with re-designation of convertible redeemable preferred shares	-	-	-	-	-	-	(11,050)	(90,745)	-	(101,795)
Deemed repurchase of ordinary shares	(3,346,487)	(0)	-	-	-	-	-	(11,536)	-	(11,536)
Accretion of convertible redeemable preferred shares	-	-	-	-	-	-	-	(837,856)	-	(837,856)
Balance as of December 31, 2020	302,844,851	20	-	-	-	-	-	(6,355,090)	(86,032)	(6,441,102)

Option exercised	50,560,029	3	-	-	-	-	145	-	-	148
Share-based compensation	-	-	-	-	-	-	22,597	-	-	22,597
Restricted shares vested	495,250	0	2,940,638	0	-	-	7	-	-	7
Net loss	-	-	-	-	-	-	-	(1,177,120)	-	(1,177,120)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(52,841)	(52,841)
Deemed repurchase of ordinary shares	(23,448,013)	(2)	-	-	-	-	(4,566)	(114,778)	-	(119,346)
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	-	-	-	-	-	-	-	(2,217,489)	-	(2,217,489)
Issuance of ordinary shares pursuant to initial public offerings (“IPO”)	-	-	37,498,050	2	-	-	269,199	-	-	269,201
Redesignation of ordinary shares	(330,452,117)	(21)	135,574,106	9	194,878,011	12	-	-	-	-
Conversion of convertible redeemable preferred shares and redeemable ordinary shares upon IPO	-	-	1,029,858,131	66	-	-	8,868,847	-	-	8,868,913
Balance as of December 31, 2021	-	-	1,205,870,925	77	194,878,011	12	9,156,229	(9,864,477)	(138,873)	(847,032)
Share-based compensation	-	-	-	-	-	-	9,101	-	-	9,101
Net income	-	-	-	-	-	-	-	724,950	-	724,950
Restricted shares vested			4,170,110	0	-	-	-	-	-	0
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	145,179	145,179
Realized accumulated comprehensive loss of discontinued operations	-	-	-	-	-	-	-	-	44,370	44,370
Balance as of December 31, 2022	-	-	1,210,041,035	77	194,878,011	12	9,165,330	(9,139,527)	50,676	76,568
Balance as of December 31, 2022 in USD	-	-	1,210,041,035	12	194,878,011	2	1,328,848	(1,325,107)	7,347	11,102

*	The Company declared a Redesignation (Note 1) of Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares on a one-on-one basis immediately prior to the initial public offering (“IPO”).

The accompanying notes are an integral part of the consolidated financial statements.

ZHANGMEN EDUCATION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(1,012,346)	(1,177,120)	724,950	105,108
Less: Net (loss) income related to discontinued operations	(731,884)	(912,879)	822,788	119,293
Net loss from continuing operations	(280,462)	(264,241)	(97,838)	(14,185)
Adjustments to reconcile net (loss) income to net cash (used in) generated from operating activities
Depreciation of property and equipment	779	537	158	23
Share-based compensation	20,520	42,254	9,101	1,320
Non-cash lease expenses	767	422	373	54
Leasehold termination loss	-	-	33	5
Fair value change of investments	3,696	5,205	-	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,904)	12,665	726	105
Other non-current assets	-	(141)	-	-
Changes in operating lease assets and liabilities	(767)	(342)	(469)	(68)
Accrued payroll and other human resource expenses	(934)	(12,167)	3,001	435
Refund liabilities	15,105	25,334	(48,904)	(7,090)
Other current liabilities	3,893	(30,152)	15,439	2,238
Deferred revenue	97,746	(177,664)	(42,872)	(6,216)
Net cash flows used in continuing operating activities	(141,561)	(398,290)	(161,252)	(23,379)
Net cash flows generated from (used in) discontinued operating activities	485,846	(2,700,455)	(814,519)	(118,094)
NET CASH GENERATED FROM (USED IN) OPERATING ACTIVITIES	344,285	(3,098,745)	(975,771)	(141,473)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(523)	(93)	-	-
Purchase of short-term investments	(2,703,271)	(6,665,262)	-	-
Proceeds from maturity of short-term investments	627,858	6,852,756	42,863	6,215
Net cash flows (used in) generated from continuing investing activities	(2,075,936)	187,401	42,863	6,215
Net cash flows (used in) generated from discontinued investing activities	(718,293)	3,724,917	(1,213,154)	(175,891)
NET CASH (USED IN) GENERATED FROM INVESTING ACTIVITIES	(2,794,229)	3,912,318	(1,170,291)	(169,676)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible redeemable preferred shares and redeemable ordinary shares	1,716,310	291,641	-	-
Proceeds from issuance of Class A ordinary shares pursuant to IPO and over-allotment	-	269,201	-	-
Proceeds from exercise of stock options shares	-	380	26	4
Net cash flows generated from continuing financing activities	1,716,310	561,222	26	4
Net cash flows used in discontinued financing activities	(2,025)	(12,354)	-	-
NET CASH GENERATED FROM FINANCING ACTIVITIES	1,714,285	548,868	26	4
Effect of exchange rate changes	(105,183)	(56,743)	139,997	20,297
Net (decrease) increase in cash, cash equivalents and restricted cash	(840,842)	1,305,698	(2,006,039)	(290,848)
Cash, cash equivalents and restricted cash at beginning of the year	1,673,091	832,249	2,137,947	309,973
Cash, cash equivalents and restricted cash at end of the year	832,249	2,137,947	131,908	19,125

Supplemental schedule of non-cash activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities of continuing operations	-	1,483	859	125
Deemed dividend	101,795	-	-	-
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	837,856	2,217,489	-	-
Conversion of convertible redeemable preferred shares and redeemable ordinary shares into Class A ordinary shares	-	8,868,913	-	-

The accompanying notes are an integral part of the consolidated financial statements.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of RMB, except for share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Zhangmen Education Inc. (formerly known as Global Online Education Inc., the “Company”) was incorporated under the laws of the Cayman Islands in November 2017. The Company historically provided personalized K-12 after-school tutoring business (“K-12 Business”). In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, the Company terminated such services. The Company, its subsidiaries, and its consolidated Variable Interest Entity (“VIE”) (collectively referred to as the “Group”) are principally engaged in provision of STEAM (abbreviation for science, technology, engineering, arts and math) courses, covering language skills, arts, music and computer coding, to students aged from 6 to 10 in the People’s Republic of China (the “PRC”). Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. To comply with the relevant PRC laws and regulations, the Company operates substantially all of its business through Shanghai Zhangda Education Technology Co., Ltd. (“Shanghai Zhangda”), the Company’s VIE.

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

On June 9, 2021, the Company completed its initial public offering its initial public offering on the New York Securities Exchange (“NYSE”). In this offering, 4,166,450 ADSs (or 520,806 ADSs after giving effect of one-for-eight reverse American depositary shares (“ADSs”) split), representing 37,498,050 Class A ordinary shares, were issued at a price of US$11.5 per ADS (or $92.0 per ADS after giving effect of one-for-eight reverse ADS split). The net proceeds we received from the initial public offering totaled RMB269.2 million (US$42.2 million).

Effective on December 13, 2021, the Company changed the ratio of its ADSs to Class A ordinary shares from one (1) ADS representing nine (9) Class A ordinary shares to one (1) ADS representing seventy-two (72) Class A ordinary shares. For the Company’s ADS holders, this ratio change had the same effect as a one-for-eight reverse ADS split. There was no change to the Company’s Class A ordinary shares.

On June 2, 2022, the Company received a written notice from the New York Stock Exchange (“NYSE”), indicating that the staff of NYSE Regulation has determined to commence proceedings to delist the ADSs. Trading in the Company’s ADSs was suspended on the NYSE on June 2, 2022.

On September 9, 2022, the Company entered into a definitive share purchase agreement (the “Share Purchase Agreement”), with Eternal Zenith Limited (“Eternal Zenith”), an entity controlled by Mr. Jiajun Wu, a senior management member and a 1.0659% equity interest holder of the Company. Pursuant to the Share Purchase Agreement, Eternal Zenith acquired all of the Company’s K-12 Business for a nominal consideration of $1.00 (the “Disposal Transaction”).

1. ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

In connection and concurrently with the execution of the Share Purchase Agreement, the Company and its certain subsidiaries and variable interest entities entered into a Reorganization Agreement (the “Reorganization Agreement”), pursuant to which all assets and liabilities of the non-K-12 Business were transferred to Shanghai Zhangda Education Technology Co., Ltd. (“Shanghai Zhangda”). All assets and liabilities of the K-12 Business of the Company (“discontinued operations”) were retained by the subsidiaries and the variable interest entities controlled by Global Online Education HK Limited (“GOE HK”), a wholly-owned subsidiary of the Company before the closing of the Share Purchase Agreement. Upon consummation of the Reorganization Agreement, the K-12 Business of the Company was solely conducted by the subsidiaries and the variable interest entities then controlled by GOE HK.

The Company closed the Share Purchase Agreement on September 16, 2022, on which date the Company transferred all equity interest in GOE HK, its subsidiaries (“Former Subsidiaries”), its VIEs and the VIEs’ subsidiaries (collectively “Former VIEs”) to Eternal Zenith.

On August 4, 2022, the Company setup Zhangmen Technology HK Limited (“Zhangmen HK”), a business company incorporated in accordance with the laws and regulations of Hong Kong. On August 29, 2022, Zhangmen HK established Shanghai Zhangxinrui Technology Co., Ltd. (“Shanghai Zhangxinrui” or the “WFOE”), a wholly owned subsidiary in China.

On September 16, 2022, Shanghai Zhangxinrui entered into a series of agreements (the “VIE Agreements”) with Shanghai Zhangda and the sole shareholder of Shanghai Zhangda. The VIE Agreements are designed to provide Shanghai Zhangxinrui with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Shanghai Zhangda, including absolute control rights and the rights to the management, operations, assets, property and revenue of Shanghai Zhangda. The purpose of the VIE Agreements is solely to give Shanghai Zhangxinrui the controlling financial interest over Shanghai Zhangda’s management and operations.

On September 16, 2022, the Company completed a reorganization of entities under common control of its then existing shareholders, who collectively owned majority of the equity interests of the Company prior to the reorganization. The Company and Zhangmen HK were structured as the holding companies of Shanghai Zhangxinrui. Shanghai Zhangxinrui is the primary beneficiary of Shanghai Zhangda, and all of these entities are under common control which results in the consolidation of Shanghai Zhangda which has been accounted for as a reorganization of entities under common control at carrying value (“Reorganization”). The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements.

As of December 31, 2022, the Company’s subsidiaries and VIE were as follows:

(1)	The English names above are for identification purpose only.

Name(1)	Date of incorporation	Place of incorporation (or establishment)	Equity interest held
Subsidiaries:
Zhangmen HK	August 4, 2022	Hong Kong	100%
Shanghai Zhangxinrui or the WFOE	August 29, 2022	Shanghai	100%
VIE:
Shanghai Zhangda or the VIE	November 28, 2016	Shanghai	100%

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

As a result of the Disposal Transaction stated in Note 1, the Group has considered that it lost control over K-12 Business on September 16, 2022, and therefore deconsolidated the K-12 Business on September 16, 2022. In addition, the Group concluded that K-12 Business represent a group of components of the Group and the deconsolidation represents a strategic shift that has (or will have) a major effect on the Group’s operations and financial results. Therefore, the Group has presented the results related to K-12 Business as discontinued operations in its consolidated statements of operations and comprehensive income for the year ended December 31, 2022.

The consolidated statements of operations and consolidated statements of comprehensive loss for the years ended December 31, 2020 and 2021, and corresponding notes previously reported have been revised to conform to the current presentation accordingly. In addition, the Group presented the assets of the K-12 Business to “assets of disposal group” and liabilities to “liabilities of disposal group” on its consolidated balance sheet as of December 31, 2021, and corresponding notes previously reported have been revised to conform to the current presentation accordingly.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries. All significant inter-company transactions and balances between the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

The Company deconsolidates its subsidiaries, the VIEs and the VIEs’ subsidiaries, or business in accordance with ASC 810 as of the date the Company ceased to have a controlling financial interest in the subsidiaries. The Company accounts for the deconsolidation of its subsidiaries or business by recognizing a gain or loss in net income/loss attributable to the Company in accordance with ASC 810. This gain or loss is measured at the date the subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair value of any consideration received and (b) the carrying amount of the assets and liabilities of the subsidiaries being deconsolidated.

The Company assesses whether a deconsolidation is required to be presented as discontinued operations in its consolidated financial statements on the deconsolidation date. If the Company determines that a deconsolidation requires presentation as a discontinued operation on the deconsolidation date, or at any point during the one-year period following such date, it will present the former subsidiary as a discontinued operation in current and comparative period financial statements.

Liquidity condition and going concern

For the year ended December 31, 2022, the Company reported net losses from continuing operations of RMB97,838 (US$14,185) and net cash used in continuing operating activities amounting to RMB161,252 (US$23,379). As of December 31, 2022, the Company’s working capital was RMB75,655 (US$10,971) and accumulated deficits were RMB9,139,527 (US$1,325,107). The Company assesses its liquidity by its ability to generate cash from operating activities to fund its operations, attract investors and borrow funds on favorable economic terms.

On July 24, 2021, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Alleviating Burden Opinion “or the “Opinion”) was issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains high-level policy directives about requirements and restrictions related to online and offline after-school tutoring services. In compliance with the Opinion, on September 16, 2022, the Company discontinued the K-12 Business by disposing all of the equity interests of GOE HK, Former Subsidiaries, and Former VIEs to Eternal Zenith. Upon consummation of the Reorganization Agreement, the K-12 Business of the Company was solely conducted by the subsidiaries and the VIEs then controlled by GOE HK, and the Group changed from a negative net assets of RMB0.8 billion as of December 31, 2021 to a net assets of RMB76.6 million.

The Company’s continuous operation focuses on the online STEAM courses for kids aged between 6 and 10. The Company has deployed the resources to expand its online STEAM courses and sales of smart devices which facilitated the online course.

At the same time, net operating cash outflow from continuing operations decreased for the year ended December 31, 2022 through effective control over selling and marketing expenditures and personnel expenses. The management has implemented strict control over the headcount for all the department, especially for general and administration department and research and development department.

Gross profit for the 2022 was 59.5%, compared with gross profit of 54.1% for the year of 2021.

Revenues of the Group are mainly generated from providing online STEAM courses. Tuition is generally paid in advance and revenue from prepaid credit packages is recognized when the lesson credits are consumed or forfeited. Under the business model of the Group, the revenue recognition of delivering the services is later than the cash received from students. Therefore, the Group would incur losses at the initial stage from the online STEAM courses, but the future tuition fees, excluded refunds collected in advance, together with the cash and cash equivalents of RMB131,908 (US$19,125) the Group possessed as of December 31, 2022, are sufficient to support the Group’s operations.

Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The management is of the opinion that the Group has sufficient funds for sustainable operation and there is no substantial doubt about the Group’s ability to continue as going concern within one year after the consolidated financial statements are issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, consolidation of VIEs, revenue recognition, refund liabilities, assumptions used to determine fair value of investments, valuation allowance for deferred tax assets, uncertain tax position, valuation of share-based compensation, valuation of ordinary shares and preferred shares, and incremental borrowing rate for lease. Actual results could differ from those estimates.

The VIE arrangements

-	Former VIE arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services and other restricted businesses, the Company operates substantially all of its business through its Former VIEs before September 16, 2022. The Company through its wholly owned Former Subsidiaries located in the PRC entered into a series of contractual agreements with the Former VIEs and their shareholders in April 2018 and September 2020.

Through contractual agreements, the Company has (1) the power to direct the activities that most significantly affect the economic performance of the VIE and the Former VIEs, and (2) the right to receive the economic benefit of the VIE and the Former VIEs that could potentially be significant to the VIE and the Former VIEs. As a result, the shareholders of the Formers VIEs lack the power to direct the activities of the VIE and the Former VIEs that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses, and the right to receive the expected residual returns of the entity. Accordingly, the Company is considered as the primary beneficiary of the VIE and the Former VIEs, and the Company has consolidated the financial results of the VIE, and the financial results of the Former VIEs and their subsidiaries in its consolidated financial statements before the Company lost control over the Former VIEs on September 16, 2022.

The terms of contractual agreements between the Company and the Former VIEs, were similar to terms of contractual agreements entered into between the Company, Shanghai Zhangda, and Shanghai Zhangda’s shareholders as presented below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

-	VIE arrangements with Shanghai Zhangda

As stated in Note 1, on September 16, 2022, the Company closed the disposition of its K-12 Business, which was solely conducted by the Former Subsidiaries, the VIE and the Former VIEs then controlled by GOE HK. Upon the close of equity transfer of GOE HK, the Company had no control over the Former VIEs which entered into VIE agreements with the subsidiaries of GOE HK.

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services and other restricted businesses, the Company operates substantially all of its business through Shanghai Zhangda after September 16, 2022, the VIE of the Company. The Company through Shanghai Zhangxinrui, its wholly owned subsidiaries located in the PRC, entered into a series of contractual agreements with Shanghai Zhangda and their shareholders on September 16, 2022.

Through below contractual agreements, the Company has (1) the power to direct the activities that most significantly affect the economic performance of the VIE, and (2) the right to receive the economic benefit of the VIE that could potentially be significant to the VIE. As a result, the shareholders of the VIE lack the power to direct the activities of the VIE that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses, and the right to receive the expected residual returns of the entity. Accordingly, the Company is considered as the primary beneficiary of the VIE, and the Company has consolidated the financial results of the VIE in its consolidated financial statements.

Details of the contractual agreements are set forth below.

Agreements that transfer economic benefits to the Group:

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement among WFOE, the VIE and the shareholder of the VIE, WFOE has the exclusive right to provide or designate any third-party to provide, among other things, management consultancy services, permission of intellectual property rights, technological support and business support to the VIE and their subsidiaries. In exchange, the VIE pays service fees to WFOE in an amount determined by WFOE in its sole discretion. Without the prior written consent of WFOE, the VIE cannot accept services generated from or establish similar cooperation relationship with any third-party. WFOE owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise generated from PRC laws or regulations. The agreement will remain effective unless unilaterally terminated by WFOE with a 30-day prior written notice. Unless otherwise required by applicable PRC laws, the VIE does not have any right to terminate the agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Agreements that provide the Company effective control over WFOE:

Exclusive Option Agreement

Under the exclusive option agreement among WFOE, the VIE and its shareholder, the shareholder of the VIE irrevocably granted WFOE a right to purchase, or designate a third-party to purchase, all or any part of his equity interests in the VIE at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at WFOE’s sole and absolute discretion to the extent permitted by PRC law. The shareholder of the VIE shall promptly give all considerations they received from the exercise of the options to WFOE or its designee(s). the VIE and the shareholder of the VIE covenant that, without WFOE’s prior written consent, they will not, among other things, (i) amend the VIE’s articles of association or change the VIE’s registered capital or change its equity interests structure; (ii) cause the VIE to enter into any material contract to which the VIE is a party, except in the ordinary course of business; (iii) allow the VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business or those disclosed to and agreed by WFOE; (iv) merge or consolidate the VIE with any other entity or acquire or invest in any other entity; (v) distribute any dividend; (vi) sell, transfer, mortgage or otherwise dispose of any of the VIE’s assets or allow any encumbrance of any assets; or (vii) terminate, liquidate or dissolve the VIE unless otherwise provided by PRC laws and regulations. The shareholder of the VIE covenants that, without WFOE’s prior written consent, he will not, among other things, (i) create any pledge or encumbrance on the equity interests in the VIE; (ii) sell, transfer or otherwise dispose of his equity interests in the VIE. The exclusive option agreement remains effective until all of the equity interests in or all of the assets of the VIE are transferred to WFOE or its designee(s) in the manner provided in the exclusive option agreements. Under no circumstances can the VIE or its shareholder unilaterally terminate the exclusive option agreement unless otherwise provided by mandatory PRC laws and regulations.

Powers of Attorney

Pursuant to the powers of attorney executed by the VIE’s shareholder, who irrevocably authorized WFOE or its designee(s) to act on his behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholder concerning all the equity interest held in the VIE, including but not limited to proposing to convene or attend shareholder meetings, signing the resolutions and minutes of such meetings, exercising all the rights as shareholder (including but not limited to voting rights, nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole).

Equity Pledge Agreement

Under the equity interest pledge agreement among WFOE, the VIE and its shareholder, the VIE’s shareholder pledged all of the equity interests of the VIE to WFOE as security for performance of the obligations of the VIE and its shareholder under the exclusive option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, WFOE may exercise the right to enforce the pledge immediately. WFOE may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. The registration of the equity pledge agreements is completed.

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouse of the shareholder of the VIE, the signing spouse unconditionally and irrevocably agreed that the equity interest in the VIE held by and registered in the name of the spouse be disposed of in accordance with the exclusive option agreement, the equity interest pledge agreement and the powers of attorney described above, and that the spouse may perform, amend or terminate such agreements without her additional consent. Additionally, the signing spouse agreed not to assert any rights over the equity interest in the VIE held by spouse. In addition, in the event that the signing spouse obtains any equity interest in the VIE held by spouse for any reason, the signing spouse agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Risks in relation to continuing VIE structure

The Company believes that the contractual arrangements with VIE and its shareholder are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

●	VIE and its shareholder may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholder of VIE, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

●	VIE and its shareholder could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIE or the Group’s ability to conduct business.

●	The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIE have failed to comply with the legal obligations required to effectuate such contractual arrangements.

●	If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s business and operations in China.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate VIE in the consolidated financial statements as the Group may lose the ability to exert effective control over VIEs and VIE’s shareholder, and the Group may lose the ability to receive economic benefits from VIE.

The Group’s business has been directly operated by the Former VIEs for the years ended December 31, 2020 and 2021 and for the period from January 1, 2022 through September 16, 2022, and by the VIE for the period from September 17, 2022 through December 31, 2022. As of December 31, 2021, the Former VIEs accounted for an aggregate of 26.82% and 94.74% of the Group’s consolidated total assets and liabilities, respectively. As of December 31, 2022, the VIE accounted for an aggregate of 82.50% and 99.76% of the Group’s consolidated total assets and liabilities, respectively. Total assets not associated with the VIE and the Former VIEs mainly consist of cash and cash equivalents and investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

The following financial information of the Company’s VIEs, including continuing and discontinued VIEs, after the elimination of inter-company transactions and balances as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 was included in the accompanying consolidated financial statements:

	As of December 31,
	2021	2022
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	334,557	125,444
Prepaid expenses and other current assets	2,822	2,614
Assets of disposal group	300,539	-
Total current assets	637,918	128,058
Property and equipment, net	263	105
Operating lease right-of-use assets	1,056	809
Other non-current assets	140	141
Assets of disposal group, non-current	38,269	-
TOTAL ASSETS	677,646	129,113
Accrued payroll and other human resource expenses	2,102	4,915
Deferred revenue, current	76,380	33,508
Refund liabilities	64,592	15,688
Operating lease liabilities, current	494	651
Other current liabilities	9,408	24,845
Liabilities of disposal group	3,031,942	-
Total current liabilities	3,184,918	79,607
Operating lease liabilities, non-current	642	142
Liabilities of disposal group, non-current	11,120	-
TOTAL LIABILITIES	3,196,680	79,749

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues from continuing operations	215,750	299,296	97,366
Net revenues from discontinued operations	3,802,597	4,105,036	93,898
Net loss from continuing operations	(273,065)	(195,021)	(75,899)
Net (loss) income related to discontinued operations	(142,101)	(552,659)	2,286,526
Net cash used in continuing operating activities	(142,305)	(325,600)	(144,992)
Net cash generated from (used in) discontinued operating activities	568,060	(2,260,442)	(427,476)
Net cash generated from continuing investing activities	117,955	666,282	42,863
Net cash (used in) generated from discontinued investing activities	(348,218)	76,900	(1,005,878)
Net cash generated from continuing financing activities	-	380	-
Net cash (used in) generated from discontinued financing activities	(2,025)	1,583,339	1,238,979

There are no VIE’s assets that are collateral for the VIE’s obligations and which can only be used to settle the VIE’ s obligations other than the right-of-use assets. No creditors (or beneficial interest holders) of the VIE have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation and transactions

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the subsidiaries incorporated outside the mainland China is United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries and the VIE is RMB.

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

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into US dollars as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 30, 2022, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and floating rate financial instruments which have original maturities of three months or less and are unrestricted as to withdrawal or use. The carrying value of cash equivalents approximates market value.

Investments

The investments were comprised of wealth management products, which are mainly deposits with variable interest rates placed with financial institutions and are restricted as to withdrawal and use before maturity. The Group classifies the wealth management products as held-to-maturity securities. The wealth management products which have short original maturities of greater than three months but less than 1 year are classified as short-term. The products with maturities more than one year have been classified under long-term investments.

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

The Group’s financial instruments not reported at fair value mainly include cash and cash equivalents, wealth management products and receivables from third party payment platforms. The carrying values of the short-term financial instruments approximates their fair value due to their short-term nature. The Group determines the fair value of wealth management products using discounted cash flow models utilizing significant market observable inputs including interest rates and references index prices (a Level 2 measurement).

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Electronic equipment	3 years
Vehicles	3 years

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record impairment loss on its long-lived assets during the years ended December 31, 2020, 2021 and 2022.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Revenues from continuing operations

-	Revenues from Online Tutoring Courses

The Group generates revenue from online tutoring courses delivered under Zhangmen Kids program. The online tutoring services for Zhangmen Kids program consist of several components, including teacher assignment, learning plan scheduling and live interactive tutoring service during the period. Different service components are highly interdependent and interrelated in the context of the contract with the live interactive tutoring services because the service components are all designed specifically for each class and would not be able to fulfill the service promise if transferred independently to the customers. Therefore, the Group has determined that the live interactive tutoring services represent one performance obligation. The service period for the live interactive tutoring services will vary based on different type of course package.

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

Revenue related to the online tutoring service is recognized proportionately as the online classes are delivered, as the Group concluded that the delivery of each online class represents a faithful depiction of when the services are provided to the students.

The Group refers students to obtain student loans from third party financial institutions whereas the Group may provide guarantee on the repayment of loans, and in certain cases a tuition discount equivalent to the loan interests or service charges incurred on behalf of the students. The discount was recorded as a deduction of revenue. The Group terminated its guarantee activities in the second half of the year of 2021. The Group’s guarantee liability associated with the student loans was immaterial for the periods presented.

-	Other revenues

The other revenues consist of course fees from other tutoring programs, primarily including our AI-powered STEAM courses, and sales of our smart devices.

The revenues of course fees from other tutoring programs were recognized in the same manner as the online tutoring courses. For the years ended December 31, 2020, 2021 and 2022, the other revenues of course fees from other tutoring programs were RMB15,691, RMB61,534 and RMB10,184, respectively. The revenues from sales of our smart devices were immaterial for the years ended December 31, 2020, 2021 and 2022, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Contract and refund liabilities

The Group presents contract liabilities as “deferred revenue” in the consolidated balance sheet and the related disclosures, which primarily consists of tuition fees received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once related service are delivered. For the years ended December 31, 2020, 2021 and 2022, revenue recognized for continuing operations that was included in the deferred revenue balance at January 1, 2020, 2021 and 2022 amounted to RMB110,244, RMB179,189 and RMB76,380, respectively.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2022, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB33,508, all of which is expected to be recognized as revenue in 2023.

Refund liability represents the tutoring fee collected by the Group which it expects to refund back to its customer as a result of its refund policy.

The Group expenses incremental costs of obtaining a contract when incurred as the amount of such cost is immaterial for the years ended December 31, 2020, 2021 and 2022.

Disaggregation of revenue

For the years ended December 31, 2020, 2021 and 2022, all of the Group’s revenues were generated in the PRC. Additionally, all the revenues for the period was recognized from contracts with customers. The following table provides information about disaggregated revenue by course programs.

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenues from continuing operations:
Zhangmen Kids	200,059	237,762	86,212
Others	15,691	61,534	11,154
	215,750	299,296	97,366

Cost of Revenue

Cost of revenues mainly consists of salaries and benefits to teachers, teaching materials, course content development costs, bandwidth costs, depreciation and amortization of properties and equipment, cloud service costs and smart device costs. The teachers consist of both full-time teachers and part-time teachers. The compensations for the teachers primarily consist of base salary, as well as teaching fees based on hourly rates in connection with courses delivered.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Research and development expenses

Research and development expenses primarily consist of (i) salaries and benefits for product and technology development personnel, and (ii) general expenses associated with the research and development activities. The Group’s research and development activities primarily consist of the development of new products and development and enhancement of the Group’s applications and platforms. The Group has expensed all research and development expenses when incurred.

Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) salaries, benefits and commission for sales and marketing personnel and student service staff, (ii) channel and branding expenses, including expenses relating to marketing and branding activities and online traffic acquisitions, (iii) trial lessons offered for prospective students, and (iv) office rental and general expenses associated with the sales and marketing activities.

The advertising expenditures are expensed when incurred and are included in sales and marketing expenses. The advertising expenditures from continuing operations amounted to RMB2,436, RMB3,217 and RMB496, respectively, for the years ended December 31, 2020, 2021 and 2022.

Value added taxes (“VAT”)

The Group’s services are subject to VAT at the rate of 6% for providing services and 13% for sales of products in accordance with relevant PRC tax rules.

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

Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments. Comprehensive (loss) income is reported in the consolidated statements of comprehensive (loss) income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

For the year ended December 31, 2020, the Group recorded the government subsidies of RMB366 from continuing operations which was derived from the temporary output VAT exemption due to COVID-19.

For the year ended December 31, 2021, the Group’s continuing operations recorded other government subsidies of RMB55.

For the year ended December 31, 2022, the Group’s continuing operations recorded government subsidies of RMB33 from preferential input VAT deduction, and other government subsidies RMB18.

Net (loss) income per share

In accordance with ASC 260, Earnings Per Share, basic net (loss) income per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net (loss) income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed.

Diluted net (loss) income per share is calculated by dividing net (loss) income attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Group had share options, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net (loss) income per share, the effect of the share options is computed using the treasury stock method.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed of or meet the criteria to be classified as held for sale should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) has a major impact on an entity’s financial results and operations. In the statement of financial position, the assets and liabilities of the discontinued operation are presented separately in the asset and liability sections, respectively, of the balance sheet and prior periods are presented on a comparative basis. In the consolidated statements of comprehensive income (loss), results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash in bank and cash deposited on the third party payment platforms from continuing operations denominated in RMB amounted to RMB27,949 and RMB127,317 (US$18,549) as of December 31, 2021 and 2022, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, receivables from third party payment platforms and long-term investments. As of December 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term investments were deposited in financial institutions with high credit rating.

There are no revenues or receivables from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2020, 2021 and 2022.

Uncertainties raised from COVID-19

In December 2022, the local government abandoned its policies on quarantine at home and large-scale lockdowns, and the COVID-19 has been spreading rapidly in China. Since February 2023, the Company and its customers and suppliers resumed operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Group plans to adopt the ASU prospectively on January 1, 2024. The Group continues to evaluate the impact of ASU 2020-06 on its financial position, results of operations or cash flows.

3. DISCONTINUED OPERATIONS

On September 9, 2022, the Company entered into a definitive Share Purchase Agreement with Eternal Zenith. Pursuant to the Share Purchase Agreement, Eternal Zenith acquired all of the Company’s K-12 Business for a nominal consideration of $1.00.

In connection and concurrently with the execution of the Share Purchase Agreement, the Company and its certain subsidiaries and variable interest entities entered into a Reorganization Agreement, pursuant to which all assets and liabilities of the non-K-12 Business of the Company were transferred to Shanghai Zhangda. All assets and liabilities of the K-12 Business of the Company were retained by the subsidiaries and the variable interest entities controlled by GOE HK.

Upon consummation of the Reorganization Agreement, the K-12 Business of the Company was solely conducted by the subsidiaries and the variable interest entities then controlled by GOE HK Pursuant to the Share Purchase Agreement, Eternal Zenith acquired all of the equity interests of GOE HK and all of GOE HK’s subsidiaries and the variable interest entities then controlled by GOE HK from the Company.

On September 16, 2022, the Company and Eternal Zenith closed the Share Purchase Agreement. Upon completion of the disposition, Eternal Zenith became the sole shareholder of GOE HK. As a result, Eternal Zenith assumed all assets and obligations of all the subsidiaries and VIE entities owned or controlled by GOE HK Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the K-12 Business or the employees of GOE HK, its subsidiaries, its VIEs and VIEs’ subsidiaries, nor to Eternal Zenith.

The Company closed disposition of the K-12 Business on September 16, 2022, and the disposition of K-12 Business represented a strategic shift that had a major effect on the Company’s operations and financial results because the Company would no longer provide K-12 after-school tutoring services for academic subjects. In addition, the total assets of the K-12 Business accounted for 84% of consolidated total assets as of December 31, 2021, and the revenues generated from the K-12 Business accounted for 92% of consolidated revenues for the year ended December 31, 2022. The Company determined that the K-12 Business was reported as discontinued operations.

The following is a reconciliation of the major classes of assets and liabilities of discontinued operations in the consolidated balance sheets:

December 31, 2021
RMB
Assets
Cash and cash equivalents	1,781,325
Restricted cash	20,941
Short-term investments	50,000
Prepaid expenses and other current assets	226,288
Assets of disposal group, current	2,078,554

Property and equipment, net	14,844
Operating lease right-of-use assets	27,549
Other non-current assets	1,837
Assets of disposal group, non-current	44,230

Assets of disposal group	2,122,784

Liabilities
Accrued payroll and other human resource expenses	968,829
Deferred revenue, current	1,255,667
Refund liabilities	885,905
Operating lease liabilities, current	15,663
Other current liabilities	82,069
Liabilities of disposal group, current	3,208,133

Operating lease liabilities, non-current	12,337
Liabilities of disposal group, non-current	12,337
Liabilities of disposal group	3,220,470

3. DISCONTINUED OPERATIONS – continued

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2020 and 2021, and for the period from January 1, 2022 through September 16, 2022:

	Year ended December 31,		For the period from January 1, 2022 through September 16,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues	3,802,679	4,104,931	1,084,480
Cost of revenues	(2,089,623)	(2,271,802)	(431,438)
Sales and marketing expenses	(2,298,316)	(2,364,389)	(40,076)
Research and development expenses	(261,819)	(315,074)	(3,323)
General and administrative expenses	(139,689)	(237,270)	(63,917)
(Provision) reversal of lease termination loss	-	(67,413)	1,362
Total other income (expenses), net	254,968	238,138	(79,098)
Income tax expenses	(84)	-	(480)
Net (loss) income from discontinued operations	(731,884)	(912,879)	467,510
Net gain from disposal of discontinued operations*	-	-	355,278
Net (loss) income related to discontinued operations	(731,884)	(912,879)	822,788

*	Net gain from disposal of discontinued operations is resulted from the gain of RMB399,648 from disposal of investment in net deficits of disposed operations on September 16, 2022, partially offset by realized accumulated comprehensive other loss of RMB44,370.

The following is a reconciliation of condensed cash flow from operations classified as discontinued operations in the statements of cash flows for the years ended December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash generated from (used in) discontinued operating activities	485,846	(2,700,455)	(814,519)
Net cash (used in) generated from discontinued investing activities	(718,293)	3,724,917	(1,213,154)
Net cash used in discontinued financing activities	(2,025)	(12,354)	-

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Receivables from third party payment platforms(1)	618	1,846
Deductible value-added tax	188	550
Prepaid expenses(2)	2,142	172
Others(3)	426	80
Total	3,374	2,648

(1)	Receivables from third party payment platforms consist of cash that had been received from course participants but held by the third-party payment platforms. The Group subsequently collected the full balance from the third-party payment platforms.

(2)	Prepaid expenses consist of prepaid sales and marketing expenses fees, rental fees, recruitment fee and other prepayments.

(3)	Others mainly consist of rental deposits and advance to staffs.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Leasehold improvements	416	416
Electronic equipment	217	217
Vehicles	1,205	1,205
	1,838	1,838
Less: accumulated depreciation	(1,575)	(1,733)
	263	105

Depreciation expenses were RMB779, RMB537 and RMB158 (US$23) for the years ended December 31, 2020, 2021 and 2022, respectively.

6. OPERATING LEASES

The Group has entered into various non-cancelable operating lease agreements for offices in the PRC. The leases have original lease periods expiring between 2022 and 2024. Many leases include one or more options to renew. The Group does not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. The lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The components of operating lease expense for the years ended December 31, 2020, 2021 and 2022 were as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Lease expenses from continuing operations
Operating lease expenses	767	483	409
Operating lease expenses for leases with terms less than one year	-	-	241
	767	483	650

For the years ended December 31, 2020, 2021 and 2022, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

The following table provides a summary of the Group’s lease terms and discount rates for the years ended December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022
Lease expenses from continuing operations
Weighted average remaining lease term (years)	-	2.29	1.29
Weighted average discount rate	-	4.75%	4.75%

The following is a maturity analysis as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
2022	501	-
2023	501	668
2024	146	150
Less: amount representing interest	(12)	(25)
Present value of lease liabilities	1,136	793
Lease liabilities, current	494	651
Lease liabilities, non-current	642	142
Present value of lease liabilities	1,136	793

6. OPERATING LEASES - continued

Supplemental cash flow information related to leases were as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities for continuing operations:
Operating cash flow for operating leases	767	402	409
Lease liabilities arising from obtaining right-of-use assets	-	1,483	859
Lease liabilities decrease due to early termination	-	-	766
Right of use asset decrease due to early termination	-	-	733

7. OTHER CURRENT LIABILITIES

	As of December 31,
	2021	2022
	RMB	RMB
Due to discontinued operations(1)	-	19,858
Accrued expenses(2)	9,274	4,978
Others	134	9
Total	9,408	24,845

(1)	As of December 31, 2022, the balance due to discontinued operations mainly represents labor costs and other service expenses paid by discontinue operations on behalf of the Company, according to service contracts executed before the disposal date, which remained unexpired as of the year end. The outstanding balance was subsequently settled in full by the Company as of the date of this report.

(2)	As of December 31, 2021, the balance of accrued expenses mainly represents marketing and promotion service fees. As of December 31, 2022, the balance of accrued expenses mainly represents accrued auditing expenses and IT service fees.

8. SHARE-BASED COMPENSATION

Stock options

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

During the years ended December 31, 2020, 2021 and 2022, the Group granted 7,773,000, 20,359,935 and nil options to certain employees.

In determining the fair value of the share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2020, 2021 and 2022 were as follows:

Year ended December 31,
	2020	2021	2022
Expected volatility	48.0%-48.2%	45.9%-52.7%	N/A
Risk-free interest rate	0.7%-0.9%	1.5%-1.7%	N/A
Exercise multiples	2.2-2.8	2.2-3.0	N/A
Expected dividend yield	0.0%	0.0%	N/A
Life of options	10 years	10 years	N/A
Fair value of underlying ordinary shares (RMB)	2.7 -3.7	1.9 - 12.1	N/A

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

8. SHARE-BASED COMPENSATION - continued

Stock options (continued)

In March 2021 and May 2021, the Group granted an aggregation of 26,611,363 restricted shares to certain employees, directors and consultants (the “Selected Recipients”) to replace unvested options previously granted under the 2018 plan. See below Restricted Shares for details. As of December 31, 2021 and 2022, the Company had no vested or expected to vest stock options.

The Company recognizes compensation expenses related to those option on a straight-line basis over the vesting periods. RMB11,050, RMB18,130 and nil of compensation expenses was recorded for the years ended December 31, 2020, 2021 and 2022, respectively.

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

In March 2021 and May 2021, the Group granted an aggregation of 26,611,363 restricted shares to certain employees, directors and consultants to replace unvested options previously granted under the 2018 plan. The exercise price of the original options was paid by the Selected Recipients upon the replacement and recorded as other current liabilities in the consolidated balance sheet. As of December 31, 2021, the Company has settled the outstanding liabilities with Selected Recipients. The vesting conditions and all other terms remained unchanged. The replacement was accounted for as a modification of share-based award. Incremental compensation expense as a result of this modification was immaterial.

The restricted shares received by the Selected Recipients were immediately transferred to the Shareholding Platforms. All shareholder rights of the nonvested restricted shares, including but not limited to voting rights and dividend rights, are unconditionally waived. As a result, all nonvested shares held by the Shareholding Platforms are not treated as outstanding shares in the consolidated financial statements. The Selected Recipients will be entitled to shareholder rights including dividend rights and voting rights upon vesting, and then proxy the voting rights to the designated person by the Board of the Company.

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

8. SHARE-BASED COMPENSATION - continued

The following table summarized the Group’s activities of restricted shares held by the Shareholding Platforms for the year ended December 31, 2022:

	Number of Options (in 000s)	Weighted Average Grant date Fair value
		RMB
Unvested restricted shares on December 31, 2021	22,774	4.57
Granted	-	-
Vested	(4,170)	3.61
Forfeited	(8,044)	4.50
Decrease of restricted shares held by employees of discontinued operations(1)	(10,346)	5.00
Unvested restricted shares on December 31, 2022	214	5.19
Restricted shares expected to vest on December 31, 2022	214	5.19
Restricted shares held by employees of discontinued operations which are expected to vest on December 31, 2022	9,966	5.08

(1)	On September 16, 2022, the Company disposed of its K-12 Business. However, the restricted shares held by employees of the K-12 Business were not subject to any modifications or cancellations as a result of the disposal. These restricted shares will not be vested until the employees fulfill the service conditions as agreed in the restricted share agreements with the employees of discontinued operations. Once the restricted shares become vest, the Company will transfer the restricted shares from the Shareholding Platform to these employees. The Company referred to share-option accounting in the event of spin-off by analogy and did not recognize any share-based compensation expenses related to the employees of the K-12 Business which occurred after September 16, 2022 on its consolidated financial statements.

The Company recognizes compensation expenses related to those restricted shares on a straight-line basis over the vesting periods. For the years ended December 31, 2020, 2021 and 2022, the Group recorded compensation expenses of nil, RMB4,467 and RMB9,101, respectively.

As of December 31, 2022, the Company had unrecognized compensation expense of RMB931 related to restricted shares, which will be recognized over a weighted-average period of 2.01 years.

9. INCOME TAXES

Income before income tax are all from outside of mainland China for the years ended December 31, 2020, 2021 and 2022. The current and deferred components of the income tax expense appearing in the consolidated statement of operations were as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Income tax expenses from continuing operations:
Income tax expense	2,883	-	-
Deferred income tax expense	-	-	-
Total income tax expense	2,883	-	-

Cayman Islands

Zhangmen Education Inc. is incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains for the years ended December 31, 2020, 2021 and 2022.

9. INCOME TAXES - continued

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, Zhangmen HK introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2020, 2021 and 2022.

PRC

The Company’s subsidiary and the VIE, which were entities incorporated in the PRC (the “PRC entities”), are subject to PRC Enterprise Income Tax (“EIT”) on their taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008.

The Components of the loss before provision for income tax from continuing operations are as follows:

	Year ended December 31,
	2020	2021	2022
Loss before provision for income tax from continuing operations
Cayman	4,514	69,220	21,939
PRC	273,065	195,021	75,899
Total	277,579	264,241	97,838

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets
Net operating loss carrying forwards	33	4,031
Total deferred tax assets	33	4,031
Less: valuation allowance	(33)	(4,031)
Deferred tax assets, net	-	-

As of December 31, 2022, the Group had net operating loss carrying forwards of RMB16,124 from the Group’s PRC entities, which will expire on various dates from December 31, 2024 to December 31, 2027. The Group operates its business through its subsidiary and the VIE. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIE’s earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB4.0 million had been established as of December 31, 2022, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate from continuing operations for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Year ended December 31,
	2020	2021	2022
Statutory income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes *	(24.58)%	(16.33)%	(12.97)%
Share-based compensation expenses not deductible for tax purposes	0.00%	(2.14)%	(2.33)%
Effect of different tax rates of subsidiary operating in other jurisdiction and withhold tax	(1.69)%	(6.55)%	(5.61)%
Effect of valuation allowance	0.24%	0.02%	(4.09)%
Effective tax rate	(1.03)%	0.00%	0.00%

*	These expenses are non-deductible due to reclassification from discontinue operations.

9. INCOME TAXES - continued

The movements of valuation allowance for the years end December 31, 2020, 2021 and 2022 are as follows:

	Year ended December 31,
	2020	2021	2022
Balance at beginning of the year	750	76	33
Additions	-		3,998
Reversal	(674)	(43)	-
Balance at end of the year	76	33	4,031

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2020, 2021 and 2022.

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

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis of an investment in a more than 50% interest in a domestic subsidiary often represent the outside basis difference. However, recognition is not required in situations where the tax law provides a means by which such outside basis difference can be recovered tax-free and the enterprise expects that it will ultimately use that means. A deferred tax liability should be recognized on the undistributed earnings of the WFOE and VIE, unless a feasible means to achieve tax free recovery of the outside basis differences exists and management expects that it will ultimately use that means. As of December 31, 2021 and 2022, the WFOE and the VIE had accumulated loss and therefore no deferred tax liabilities needs to be provided.

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

10. NET (LOSS) EARNINGS PER SHARE

For the years ended December 31, 2020, 2021 and 2022, the Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings. However, undistributed loss is only allocated to ordinary shareholders because holders of preferred shares are not contractually obligated to share losses.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net loss from continuing operations	(280,462)	(264,241)	(97,838)
Net (loss) income related to discontinued operations	(731,884)	(912,879)	822,788
Net (loss) income	(1,012,346)	(1,177,120)	724,950
Deemed dividend	(101,795)	-	-
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	(837,856)	(2,217,489)	-
Net (loss) income attributable to ordinary shareholders of Zhangmen Education Inc.	(1,951,997)	(3,394,609)	724,950
Net loss from continuing operations attributable to ordinary shareholders of Zhangmen Education Inc.	(1,220,113)	(2,481,730)	(97,838)
Net (loss) income related to discontinued operations attributable to ordinary shareholders of Zhangmen Education Inc.	(731,884)	(912,879)	822,788
Denominator:
Weighted average ordinary shares outstanding-Basic and diluted	305,651,877	926,932,705	1,403,828,191

Net (loss) earnings per ordinary share - Basic and diluted	(6.39)	(3.66)	0.52
Net loss per ordinary share from continuing operations - Basic and diluted	(3.99)	(2.68)	(0.07)
Net (loss) earnings per ordinary share from discontinued operations - Basic and diluted	(2.40)	(0.98)	0.59

For the years ended December 31, 2020, 2021 and 2022, the following outstanding convertible redeemable preferred shares or share options were excluded from the calculation of diluted net income per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2020	2021	2022
Shares issuable upon exercise of share option and restricted shares	70,886,760	22,773,654	213,750
Shares issuable upon conversion of convertible redeemable preferred shares	980,600,231	-	-

11. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The employee benefits were expensed as incurred.

Total employee benefits incurred for continuing operations were RMB18,688, RMB40,829 and RMB10,153 for the years ended December 31, 2020, 2021 and 2022, respectively.

12. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum lease payments for operating lease liabilities as of December 31, 2021 and December 31, 2022 are disclosed in Note 6.

Capital commitments

As of December 31, 2022, the Company did not have contracted or authorized capital commitments.

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

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital is RMB1,000 and RMB1,000 as of December 31, 2021 and 2022, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution. There has been no statutory reserve from the Group’s entities in the PRC as of December 31, 2020, 2021 and 2022.

The Company performed a test on the restricted net assets of consolidated subsidiaries as of December 31, 2022 in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was not applicable for the Company to disclose the condensed financial statements for the parent company for the years ended December 31, 2020, 2021 and 2022.

15. SUBSEQUENT EVENTS

The subsequent events were evaluated through April 28, 2023, which is the issuance date of the audited consolidated financial statements.